Exhibit 99.5

Life's brighter under the sun

SUN LIFE FINANCIAL INC.
ANNUAL REPORT 2009

Sun Life Financial

A FOCUS
ON OUR
STRENGTHS

Top-tier financial strength
Our financial strength ratings, strong capital ratios and disciplined risk management are the foundation of our ability to fulfill our promises to customers under all circumstances and capitalize on growth opportunities.
Balanced business model
Our diversified business model balances protection and wealth management products and geographical exposure – delivering strong capital generation from established markets such as Canada and higher growth opportunities in the U.S. and Asia.
Unwavering customer focus
Our commitment to continually intensifying our customer focus means that we can stay ahead of our competition by delivering exceptional individual experiences that add up to an unparalleled customer journey, in all our markets and across all business lines.

FINANCIAL
SUMMARY
DELIVERING COMMON SHAREHOLDER VALUE

As at or for the year ended December 31		2009	2008	2007

Market capitalization (C$ millions)		17,076	15,918	31,428

Closing share price	TSX (C$)	30.25	28.44	55.71

	NYSE (US$)	28.72	23.14	55.94

	PSE (Philippine Pesos)	1,220	850	2,260

Dividends per common share (C$)		1.44	1.44	1.32

Book value per share (C$)		27.58	28.24	27.70

DELIVERING SHAREHOLDER VALUE
Focus on financial performance
A return to more favourable market conditions in 2009, including improvements in equity markets and increased interest rates were offset by equity- and interest rate-related actuarial assumption updates and downgrades and impairments on the Company’s investment portfolio.
Common shareholders’ net income
For the year ended December 31 (C$ millions)
Earnings per common share
For the year ended December 31 (C$)
Return on common shareholders’ equity
For the year ended December 31

Balanced business model
The Company’s business model is one of balance as we strive to establish scale and scope in each of the diversified markets in which we choose to compete. We weigh the higher growth prospects of our operations in emerging markets against the more established businesses in mature markets. In a similar way, the Company’s protection business balances the relatively more volatile wealth management business.
Revenue by business segment*

For the year ended December 31, 2009
Assets under management

As at December 31
Wealth/protection

Based on value of new business (VNB)*

generated in 2009

Financial strength
Strong credit ratings, capital ratios and risk management practices put Sun Life in a position to capitalize on growth opportunities.

		2009	2008	2007

Financial strength ratings†	A.M. Best	A+(1)	A+	A++

	Moody’s	Aa3(1)	Aa3	Aa2

	Standard & Poor’s	AA(2)	AA+	AA+

Minimum continuing capital surplus requirements		221%	232%	213%

Sun Life Assurance Company of Canada
† As at February 11, 2010           (1) Outlook stable           (2) Negative Outlook

THE WORLD OF SUN LIFE FINANCIAL

PRODUCTS, SERVICES AND DISTRIBUTION CHANNELS

Multi-channel distribution

	Products and services		Independent	Financial		Pension and	Direct sales
	(Not every distribution channel	Direct sales	and managing	intermediaries		benefit	(Including Internet
	offers every product and service)	agents	general agents	(Including brokers)	Banks	consultants	and telemarketing)

Canada	• Individual life insurance	●	●	●		●	●
• Individual annuity and savings
• Group life and health
• Group pension and retirement
• Mutual funds
• Asset management
• Individual health insurance

U.S.	• Individual life insurance		●	●	●	●
• Individual annuity and savings
• Group life and health
• Asset management

MFS	• Mutual funds			●	●	●	●
• Asset management

Asia	• Individual life insurance	●	●	●	●	●	●
• Individual annuity and savings
• Group life and health
• Group pension and retirement
• Mutual funds
• Asset management
• Individual health insurance

OUR OBJECTIVE AND CORPORATE PROFILE	Our objective To deliver the best customer experience at every touch point, in every market in which we do business.	Corporate profile

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers.

Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda.

OUR MISSION, VISION AND VALUES	Mission To help customers achieve lifetime financial security. Vision To be an international leader in protection and wealth management.	Values

Integrity
We are committed to the highest standards of business ethics and good governance.

Engagement
We value our diverse, talented workforce and encourage, support and reward them for contributing to the full extent of their potential.

Customer focus
We provide sound financial solutions for our customers and always work with their interests in mind.

Excellence
We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.

Value
We deliver value to the customers and shareholders we serve and to the communities in which we operate.

OUR EMPLOYEES AND ADVISORS	The strength and success of Sun Life is a testament to the dedication and talent of our employees and advisors.	Employees worldwide(1) The Sun Life Financial group of companies has 14,260 employees worldwide.	Advisors worldwide(1) The Sun Life Financial group of companies, including our joint ventures, has 187,440 advisors worldwide.

Canada	7,240	India	174,450

U.S.	2,845	Canada	3,565

MFS	1,660	Indonesia	3,165

Philippines	655	China	2,535

Hong Kong	595	Philippines	2,535

Ireland	365	Hong Kong	1,190

India	320

Indonesia	295	(1) As at December 31, 2009.

U.K.	210

Bermuda	60

China	15

CONTENTS

2 Chairman's message
3 Chief Executive Officer's message
5 Our highlights in 2009
6 Our strategy
7 Outlook
8 Business strategies
11 Our brand promise
12 Public accountability
13 Management's Discussion and Analysis
63 Consolidated Financial Statements
141 Sources of earnings
143 Six-year summary by segment
144 Eleven-year summary
146 Board of Directors and executive team
147 Subsidiary and affiliate companies
151 Major offices
152 Corporate and shareholder information

Sun Life Financial Inc. Annual Report 2009 1

Powerful demographic, social and regulatory trends are making it necessary for people around the world to reassess their financial security. Sun Life has the service commitment, the product innovation, and the financial strength to meet our growth objectives by helping our customers prosper through these changing times. CONTENTS 2 Chairman’s message 12 Public accountability 146 Board of Directors and 3 Chief Executive Officer’s 13 Management’s Discussion            executive team message            and Analysis 147 Subsidiary and affiliate 5 Our highlights in 2009 63 Consolidated Financial            companies 6 Our strategy            Statements 151 Major offices 7 Outlook 141 Sources of earnings 152 Corporate and 8 Business strategies 143 Six-year summary by segment            shareholder information 11 Our brand promise 144 Eleven-year summary Sun Life Financial Inc. Annual Report 2009 1

CHAIRMAN’S
MESSAGE

We took
a number of
steps in 2009
to strengthen
oversight and
governance at
Sun Life.
The effects of the global financial crisis continued to be felt throughout 2009. Sun Life took significant provisions for credit losses in its investment portfolio and increased substantially its reserves in a number of business lines. These actions negatively impacted its reported financial results. Despite the dampened business environment, Sun Life remains among the ranks of the strongest global insurance companies in the world.
The Board took a number of steps in 2009 to strengthen oversight and governance at Sun Life. We reviewed our executive compensation programs to ensure they are aligned with evolving compensation principles and support a conservative risk culture. We established a new Committee of the Board, the Investment Oversight Committee, to facilitate a more in-depth review of general fund investment practices and procedures. We also realigned and increased certain responsibilities of the Risk Review Committee and the Governance and Conduct Review Committee in the important areas of treasury, capital and compliance. Related changes were made to the supporting management structure.
Strategic planning and the establishment of corporate business objectives have long been key priorities for all boards. Understanding and reacting to how the rapid changes in the economic and business environment affect the business and its prospects has placed additional emphasis on this critical Board accountability. To supplement the Board’s annual two-day strategic planning meeting in June, the Board allocates time at every regularly scheduled meeting to discuss progress against the Company’s strategic plan and consider whether adjustments are in order. In December the Board devoted another full day to strategic considerations.
Board and executive management renewal and succession are other key priorities. During 2009 and in early 2010 the Board approved a number of changes to the executive management team to deepen our senior leadership bench strength and expand the line of sight of our leaders across our diverse operations. We have also heightened the focus on leadership development and succession planning throughout the organization.
Two directors are retiring at the 2010 annual meeting. Jim Baillie has served on the Board for 10 years, and has made a tremendous contribution as the Chairman of our Risk Review Committee. George Carmany has also made a significant contribution during his six-year tenure on the Board, including on the Risk Review, Management Resources and Investment Oversight Committees. We wish to acknowledge and thank Jim and George for their service to the Company and the Board.
One director is standing for election for the first time at the 2010 Annual Meeting. Bill Anderson is an experienced Corporate Director with a background in corporate finance, telecommunications, and public accounting. He will add valuable experience to the Board’s existing skill and experience mix.
On behalf of the Board of Directors, I would like to thank the management and all employees for their commitment to making our “Life’s brighter under the sun” theme real for our customers and shareholders.

RONALD W. OSBORNE

CHAIRMAN OF THE BOARD

RONALD W. OSBORNE
CHAIRMAN OF THE BOARD

2	Sun Life Financial Inc. Annual Report 2009	CHAIRMAN’S MESSAGE

CHIEF
EXECUTIVE
OFFICER’S
MESSAGE

Our brand
promise places
our customers
at the core
of everything
we do.
As the global financial crisis continued to impact the way we all manage our financial security, Sun Life took decisive action throughout 2009 to ensure our commitment to customers remains strong.
We took the prudent and necessary measures to reinforce our business, and bold action to move it forward.
Our capital strength is the foundation of our ability to fulfill our promises to our customers – regardless of economic circumstances. And we continue to bolster that strength by pursuing a balanced business model, broad diversification across geographies and business lines, and disciplined risk management practices.
We know that people are looking for safe havens and institutions they can trust. With over 145 years of strength and stability, enhanced by Canada’s standing in the global banking and insurance industry, we have an explicit strategy to capitalize on the opportunities presented by this flight to quality.
We have set ourselves aggressive business objectives for 2010 and beyond. By remaining true to the fundamentals of our success – delivering an excellent customer experience, proactively managing risk and using insight to empower customers to act – we are confident that these objectives are achievable.
Our brand promise places our customers at the core of everything we do. And we are working hard to understand the nuances of the customer experience, in all our markets, and what we can do to enhance that experience to ensure it exceeds their expectations.
Our hard work is paying off in many key areas of our business: the call centre supporting our Canadian group retirement business was among only 15 recipients of the prestigious 2009 Call Centre World Class Call Certification from Service Quality Measurement Inc. A customer satisfaction survey by JHA, an independent consulting firm, gave our U.S. group disability products the most positive ratings for Overall Value of the Product Considering Price.
These public acknowledgements reaffirm the value of our commitment to listening to and understanding what’s important to our customers – and translating those insights into products and services that help them pursue their financial goals with confidence. For example, Advisor Match, our unique online tool in Canada that uses personal criteria to match individuals with compatible financial advisors, grew out of our analysis of customer and prospect focus groups. And our innovative Critical Illness with Universal Life Fund Package, developed by Sun Life Everbright in China, responds to specific needs identified by our proprietary lifestyle research.

DONALD A. STEWART
CHIEF EXECUTIVE OFFICER

CHIEF EXECUTIVE OFFICER’S MESSAGE	Sun Life Financial Inc. Annual Report 2009	3

We have a central role to play
in addressing
the demographic,
social and
regulatory issues
that are shaping
our world.
As a leading global financial services organization, we have a central role to play in addressing the demographic, social and regulatory issues that are shaping our world. That’s why I was honoured to be asked to lead Canada’s new national Task Force on Financial Literacy. The financial crisis has underscored the need to empower consumers through education – a belief I have long held. Sun Life has also taken a leadership role in the discussion about reform of Canada’s retirement income system. We have put forward a comprehensive proposal to change the way workplace retirement and pension plans are provided which, if successful, will significantly improve the ability of millions of Canadians to achieve a level of retirement savings that will last for their lifetimes.
We believe that our business is about people – our customers, shareholders and the communities in which we operate – and that our future economic well-being is inextricably linked to the health of our environment. While we are strengthening the financial aspects of our enterprise, we have not taken our sights off the need to build a more sustainable world.
The collective impact of a broad range of efforts – both large and small – have earned Sun Life the global recognition of the FTSE4Good Index, Dow Jones Sustainability North America and, most recently, a place among the Global 100 Most Sustainable Corporations in the World.
We could not have maintained our solid global position without the commitment and focus of our employees, our advisors and our distribution partners around the world. I thank each of you for your dedication, professionalism and outstanding efforts.
We do not underestimate the challenges ahead as we continue to deal with this turbulent economy. However, we are confident that our strategy, our people and our partners will enable us to continue to deliver on our promise to help make life brighter under the sun for all our stakeholders.

DONALD A. STEWART
CHIEF EXECUTIVE OFFICER

“We believe that our business is
about people – our customers,
shareholders and the communities
in which we operate.”

4	Sun Life Financial Inc. Annual Report 2009	CHIEF EXECUTIVE OFFICER’S MESSAGE

OUR
HIGHLIGHTS
IN 2009

Our enterprise strategy has proven to be a robust road map that, through careful execution, continues to give us a sure footing – even in challenging economic times. Some of the highlights of the past year’s achievements illustrate our continued success in intensifying our customer focus and increasing shareholder value.
1
STRENGTHENED OUR BUSINESS BY GEOGRAPHY AND PRODUCT LINES
Outperformed our competitors in markets around the world, including:
•	Each business line in Canada is ranked in the top three.

•	Top 10 provider of employee benefits in the U.S.

•	Excellent fund performance and net flows at MFS, our U.S.-based global asset management firm.
Enhanced our growth potential in the U.K. and Asia, including:
•	Acquisition of Lincoln National’s

U.K. operations.

•	Bancassurance joint venture with Indonesia’s CIMB Group.

•	Announcement of the restructuring of our partnership with Sun Life Everbright in China to provide better opportunities for growth.
2
REINFORCED OUR RISK MANAGEMENT
Rebalanced our risk portfolio and our quality, diversified investment portfolio to strengthen our current financial position and ensure our long-term financial strength.
Led the Canadian industry in reducing the risks in our variable annuity and segregated fund products.
3
FORTIFIED OUR BRAND THROUGH INNOVATION AND EXPANDED PRESENCE
Introduced Advisor Match, the first and only online tool to allow Canadians to choose an advisor based on personal compatibility – further demonstrating our brand in action.
Increased Sun Life Financial brand awareness by launching our first national brand advertising campaign in the U.S. while sustaining strong campaigns in Canada and across Asia.
4
CAPITALIZED ON INSIGHTS INTO CUSTOMER NEEDS
Developed new guaranteed income products driven by insights from the Unretirement Index, our proprietary research that gauges consumer attitudes about retirement in the U.S. and Canada.
Acting on insight from SOLAR, an extensive customer research project covering nine markets across Asia, launched Sun Life Everbright’s award-winning Critical Illness with Universal Life Fund Package, the first product in China to combine savings and critical illness insurance.

OUR HIGHLIGHTS IN 2009	Sun Life Financial Inc. Annual Report 2009	5

OUR
STRATEGY
We will leverage our
strengths around the world
to help our customers
achieve lifetime financial security and create value
for our shareholders.

We achieve our
strategy through
focused execution of
the following five
enterprise priorities:
Generate value-
building
growth
Sustain profitable
top-line growth.
Intensify customer focus
Exceed the needs of customers by delivering top quality products and services that are grounded in consumer insight.
Enhance productivity and efficiency
Continuously improve productivity and efficiency to increase competitiveness.
Strengthen risk management
Continue to enhance risk management processes and practices to maximize shareholder value.
Foster innovation
Embed creativity and innovation throughout the organization to improve business results and gain competitive advantage.

6	Sun Life Financial Inc. Annual Report 2009	OUR STRATEGY

OUTLOOK
Strengthening our
customer focus will
enable us to continue
to build on the fundamentals of our success.

We will manage our business to ensure
we always meet our commitments to customers.
Our promises to our customers demand that we continually refine our strategic and proactive risk management practices and retain appropriate reserves. Maintaining a diversified balance sheet and strong capital position will always be a top priority.
We will use insight
to empower our customers to act.
Our customers want help to overcome inertia when it comes to managing their long-term financial well-being. We will redouble our efforts to actively listen to their needs – and to translate those needs into solutions that enable them to pursue their financial goals with confidence.
Our customers also want financial security regardless of the economic climate, while maintaining flexibility to address their unique circumstances. We will continue to develop innovative financial products that meet their needs by combining choice with income guarantees.
We will capitalize
on our global
presence to meet the changing needs of diverse markets.
We will use the scale and scope of our globally diverse organization to refine our product and service delivery in each of the markets in which we operate.
We will leverage our talents globally to add unique perspectives to each market’s evolving needs.

LIVING THE
BRAND – AROUND
THE WORLD

These photos have been taken by Sun Life employees to express what the brand means to them. These photos were submitted on our innovative internal social media site called Brand Share.

JENNY RYAN / IRELAND

CRAIG MCLAUGHLIN / CANADA

OUR STRATEGY	Sun Life Financial Inc. Annual Report 2009	7

BUSINESS
STRATEGIES

      We will grow our
business by leveraging
our strong brand
recognition and
customer base of
six million to offer
value-added products
and services.
We continue to
build for what
comes next.
SLF CANADA
SLF Canada helps customers achieve lifetime financial security throughout their life stages by providing products and advice on insurance and investments through multiple distribution touch points. We strengthen our sponsor and advisor partnerships with value-added insight and service to offer increased value to these partners. Additional value is created by enhancing productivity and client service.
We will grow our business by leveraging our strong brand recognition and customer base of six million Canadians to offer additional value-added products and services. We will continue to build strategic partnerships to rapidly build capabilities to capitalize on opportunities.
2010 PRIORITIES
•	We will continue to focus on growing our operations, strengthening distribution capabilities and providing unique products and services to our diverse customer base.

•	In Individual Insurance and Investments, we will increase profitable sales through the Sun Life Financial Advisor Sales Force and wholesale distribution partners with a focus on lifetime relationships, holistic advice and product development.
•	Our group businesses will grow profitability by increasing sales in the small- and medium-sized case markets.

•	Additional sales growth will be achieved by extending voluntary benefit offerings, by building on the success of the rollover business in both Group Retirement Services and Group Benefits and by continuing to develop alternative distribution methods.

•	We will continue to emphasize risk management, including further redesign of our segregated fund products, by maintaining and enhancing our hedging strategies and by actively managing our disability income business.

•	We will continue to focus on improvements in productivity through disciplined expense management while maintaining a high level of customer satisfaction.

ALEXANDER KOWALCHUK / CANADA	LORI RIETER / UNITED STATES	BILL VELTMAN / CANADA	JOHN TOADER / IRELAND

8	Sun Life Financial Inc. Annual Report 2009	BUSINESS STRATEGIES

      We will focus on
strengthening
distribution
capabilities
and investing in
marketing and brand
development to
support the growth of
all our businesses.
SLF U.S.
SLF U.S. will drive profitable growth through strong distribution relationships, market-driven products, enhanced risk and capital management capabilities and focused execution. We support our strategy by investing in distribution, product and brand development, advertising and marketing campaigns as well as through continuous improvements in operational efficiency. We provide valued-added products to help our customers achieve lifetime financial security. These products leverage our investment and risk management expertise to meet customers’ changing needs.
We distribute these products through a wholesale distribution force supported by a centralized relationship management model that continues to increase sales penetration by firm and channel. We build strong partnerships with our distributors, providing them with a broad range of product solutions, exceptional service, marketing support and tools to grow their business and increase our market share.
2010 PRIORITIES
•	We will drive sustainable and profitable organic growth by developing new products that satisfy consumer needs while effectively managing risk.

•	We will maintain our focus on strengthening distribution capabilities and investing in marketing and brand development to support the growth of all of our businesses.

•	Effective risk management and continuous improvements in operational efficiency remain top priorities.
MFS
MFS’s strategy is to grow by continually exceeding customers’ expectations with superior investment performance. As distribution of retail funds continues to move toward platform-driven sales, long-term investment performance has become even more important. We will continue to challenge the structure of our investment process and add research talent to ensure that high investment performance is maintained across a universe of securities that is becoming more geographically dispersed.
Expansion of institutional products and sales is also an important element of our strategy. Over the last few years, we have seeded a number of institutionally focused investment products that are designed to better meet the market separation of investment performance linked to an index and investment performance based on active management of investment products. We have and will continue to add investment talent to support the expanded product set and add wholesalers to increase distribution capabilities geographically.
2010 PRIORITIES
•	We will continue to focus on our investment, distribution and service platforms.

•	We will invest in our global research capabilities to help expand into long-short and regional investment products.

•	We will broaden our distribution in international markets while adding customer relationship resources globally.

•	We will invest in technology and service, with our existing customers remaining our highest priority.

JENNIFER FRANKLIN / CANADA	DAVE O’CONNOR / IRELAND	IAN MARCUS / CANADA	MARIE-JOSÉE BOURQUE / CANADA

BUSINESS STRATEGIES	Sun Life Financial Inc. Annual Report 2009	9

      Our strategy is to
gain scale rapidly in
each of our markets
where we operate
and develop into a
significant long-term
revenue and earnings
growth operation.
SLF ASIA
SLF Asia’s strategy is to gain scale rapidly in each of the markets where we operate and develop into a significant long-term revenue and earnings growth operation. As such, we are increasing the speed to market for new and innovative products, developing and deepening alternative distribution channels such as bancassurance and telemarketing, as well as leveraging our global asset management capability. The local initiatives will complement the leveraging of our worldwide resources to bring industry-leading products, services and best practices to Asia.
2010 PRIORITIES
•	We will continue to leverage our Customer Journey framework to create a consistent and high-quality customer experience that reflects our brand promise through every touch point.

•	We will launch innovative products reflecting each market’s specific and evolving needs over time, and further enhance our Internet services platform to create better customer experiences.

•	We will continue to enhance and diversify distribution management, implementing best practices in such areas as agency recruitment and training, and further expanding alternative channels, such as bancassurance and telemarketing.

•	Continued enhancement of risk management and operational efficiency remains a priority to further streamline the operations and enhance the platform that supports future growth across the region.

ANDY OJA / CANADA	BRUCE MOFFAT / CANADA	MIGUEL GUANIPA / UNITED STATES	LORNA JESSEMY / CANADA

10	Sun Life Financial Inc. Annual Report 2009	BUSINESS STRATEGIES

OUR BRAND
PROMISE
Action
powered by
insight.
We have reinvigorated our venerable, 145-year-old brand by articulating a new global brand positioning: Action powered by insight.
We know that our brand only rings true when our customers experience it in ways that are relevant to their lives. So we’ve distilled that positioning into a simple, meaningful promise: to help make life brighter under the sun for each and every customer that we serve.
As an international financial services company operating in unsettled economic times, we are more keenly aware than ever of the important role we play in our customers’ lives. We know that trust in financial institutions is in short supply, uncertainty is widespread, inertia is more firmly entrenched, and that every opportunity to serve a customer is a privilege. We understand that each step of a customer’s journey on the way to achieving his or her financial goals is as important as the destination itself, and that confidence is built one step at a time.
That’s why at every touch point – from our television advertising to our web experience to the way we assist our customers on the phone – we aim to deliver a customer experience that demonstrates our brand in action.
In an increasingly complex and competitive global economy, our brand – and its promise – is a vital strategic underpinning of our success. Aligning the customer experience with our brand not only benefits the customer, it also drives the value-building growth that takes us closer to achieving our enterprise objectives.
Ours is a simple but powerful promise. It draws on our strengths while challenging us to overcome our weaknesses. And its fulfillment means lives that are indeed brighter under the sun for all our stakeholders.

SAMRAT KAPOOR / INDIA	JENNIFER ALMEIDA / CANADA	ELIANE CORDILEONE / CANADA	RUSSELL BERGEVINE / UNITED STATES

OUR BRAND PROMISE	Sun Life Financial Inc. Annual Report 2009	11

    PUBLIC
ACCOUNTABILITY

In 2009
we supported
the health,
cultural, social
and educational
well-being of
the communities
in which we live
and do business.
Investing in the future and
making lives brighter wherever
we live and work.
In 2009 we supported the health, cultural, social and educational well-being of the communities in which we live and do business. Further to our philanthropic support of worthy causes around the world, we built on our leadership role as investors in sustainable projects.
HEALTH
Sun Life Financial’s philanthropy program focuses on health-related initiatives. We supported organizations that were proactive and innovative in the area of illness-prevention – promoting individual responsibility for healthier living through fitness and nutritional knowledge. We also provided substantial funding for hospitals and medical facilities that care for our most vulnerable citizens, from at-risk newborns, to ailing seniors.
MAKING THE ARTS MORE ACCESSIBLE®
Sun Life has been a dedicated supporter of the arts for decades. We believe that culture is to be treasured, celebrated and shared by all, including the disadvantaged. Now in its sixth year, our Making the Arts More Accessible program in Canada provides free or reduced-price admissions, enabling deserving individuals, families and children to have the opportunity to experience an outstanding range of artistic and cultural offerings.
EDUCATION
We champion a range of educational programs – from helping disadvantaged inner city children prepare for the social demands of entering kindergarten, to sponsoring graduation-incentive programs for at-risk high school students, to funding post-graduate scholarships in actuarial sciences. Through our support of forward-looking organizations whose innovative programs reach beyond the lecture hall, we encourage our best and brightest to help build stronger, more secure futures.
WORKING TOWARD A SUSTAINABLE FUTURE
A major focus of our public accountability is founded on our commitment to sustainability in all its definitions – economic, environmental and social. This commitment can be seen in many ways – from initiatives to lighten the environmental footprint of our operations, to targeting Leadership in Energy and Environmental Design certifications in the buildings we own and manage. We continue to be a significant long-term investor in projects of environmental and social value, including clean and renewable power and social infrastructure projects. Our efforts have earned us global recognition for economic, governance and environmental sustainability from, among others, the prestigious Global 100 Most Sustainable Corporations in the World, FTSE4Good and Dow Jones Sustainability North America indices. But more importantly, they demonstrate that we care about the future of our nation, our children and our world.

We invite you to read Sun Life Financial’s 2009 Public Accountability Statement, which provides further information about our governance, philanthropy, investment and sustainability activities, and outlines our commitment to our customers and employees. This report will be available on sunlife.com in May 2010.

SHERRY BARON / CANADA	MEGAN ANZAI / CANADA	JITENDER SINGH / INDIA	TARA JERIKA CABULLO / PHILIPPINES

12	Sun Life Financial Inc. Annual Report 2009	PUBLIC ACCOUNTABILITY

MANAGEMENT’S
DISCUSSION AND
ANALYSIS

15 OVERVIEW	45 INVESTMENTS
15 Enterprise mission, vision, values and strategy
16 Business profile	50 RISK MANAGEMENT
17 Financial highlights	50 Risk management framework
18 Corporate developments	51 Risk philosophy and principles
18 Outlook	51 Accountability
19 Medium-term financial objectives	52 Risk management policies
52 Risk categories
52 Credit risk
53 Market risk
20 ACCOUNTING AND CONTROL MATTERS	55 Insurance risk
20 Critical accounting policies	56 Operational risk
and estimates	56 Strategic risk
25 Changes in accounting policies
27 Controls and procedures
27 Non-GAAP financial measures	56 CAPITAL AND LIQUIDITY MANAGEMENT
57 Principal sources of funds
57 Liquidity
28 FINANCIAL PERFORMANCE	58 Capital
28 2009 Consolidated results	59 Shareholder dividends
of operations	60 Capital adequacy
33 Fourth quarter 2009 performance	61 Off-balance sheet arrangements
62 Commitments, guarantees,
contingencies and reinsurance matters
35 BUSINESS SEGMENT RESULTS
35 SLF Canada
38 SLF U.S.	62 LEGAL AND REGULATORY PROCEEDINGS
40 MFS Investment Management
42 SLF Asia
44 Corporate

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	13

MANAGEMENT’S DISCUSSION AND ANALYSIS
February 11, 2009
In this Management’s Discussion and Analysis (MD&A), Sun Life Financial Inc. (SLF Inc.) and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial” or the “Company”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2009, and amounts are expressed in Canadian dollars. Where information at and for the year ended December 31, 2009, is not available, information available for the latest period before December 31, 2009, is used. Financial information, except where otherwise noted, is presented in accordance with Canadian generally accepted accounting principles (GAAP), and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (OSFI). Additional information relating to the Company can be found in SLF Inc.’s Consolidated Financial Statements and accompanying notes (Consolidated Financial Statements) and Annual Information Form (AIF) for the year ended December 31, 2009, and other documents filed with applicable securities regulators in Canada, which may be accessed at www.sedar.com, and with the United States Securities and Exchange Commission (SEC), which may be accessed at www.sec.gov.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP and certain non-GAAP financial measures. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results & Reports – Year-end Reports.
Management measures the Company’s performance based on operating earnings and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Other non-GAAP measures that management uses include (i) financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations; (ii) adjusted revenue, which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue; (iii) pre-tax operating profit margin ratios for MFS, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS; (iv) assets under management, mutual funds, managed funds and other AUM, and (v) the value of new business is used to measure overall profitability, which is based on actuarial amounts for which there are no comparable amounts under GAAP.
Estimated adjusted earnings from operations and market sensitivities are forward-looking non-GAAP financial measures, for which there are no directly comparable measures under GAAP and for which a reconciliation is not possible as they are forward-looking information. Reconciliations of those amounts to the most directly comparable GAAP measures are not accessible on a forward-looking basis because the Company believes it is only possible to provide ranges of the assumptions used in determining those non-GAAP measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period and may have a significant impact on estimated GAAP net income in 2010.
FORWARD-LOOKING INFORMATION
Certain statements contained or incorporated by reference in this MD&A, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking information within the meaning of securities laws. Forward-looking information includes the information concerning possible or assumed future results of operations of Sun Life Financial, including those set out in this MD&A under Enterprise Mission, Vision, Values and Strategy, Business Profile, Outlook, Medium-term Financial Objectives, Critical Accounting Policies and Estimates, Changes in Accounting Policies, Financial Performance, SLF Canada, SLF U.S., MFS, SLF Asia, Corporate Investments, Risk Management and Capital and Liquidity Management. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. The forward-looking information contained or incorporated by reference in this MD&A are stated as of the date hereof, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the matters set out under Critical Accounting Policies and Estimates on page 20 and Risk Management on page 50 of this MD&A and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim financial statements and the notes thereto, which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, investment losses and defaults and changes to investment valuations; the creditworthiness of guarantors and counterparties to derivatives; the performance of equity markets; the cost, effectiveness and availability of risk-mitigating hedging programs; interest rate fluctuations; other market risks including movement in credit spreads; possible sustained economic downturn; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; market conditions that adversely affect the Company’s capital position or its ability to raise capital; downgrades in financial strength or credit ratings; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to product design and pricing; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia, including risks relating to joint ventures; the impact of competition; currency exchange rate fluctuations; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the ability to attract and retain employees; uncertainty in the rate of mortality improvement; the impact of adverse results in the closed block of business; the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; and the potential for losses from multiple risks occurring simultaneously or in rapid progression. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by-law.

14	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

  OVERVIEW
   ENTERPRISE MISSION, VISION, VALUES AND STRATEGY

MISSION
To help customers achieve lifetime financial security.

VISION
To be an international leader in protection and wealth management.

VALUES
These values guide us in achieving our strategy:
Integrity
We are committed to the highest standards of business ethics and good governance.

Engagement
We value our diverse, talented workforce and encourage, support and reward them for contributing to the full extent of their potential.

Customer Focus
We provide sound financial solutions for our customers and always work with their interests in mind.

Excellence
We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.

Value
We deliver value to the customers and shareholders we serve and to the communities in which we operate.

OUR STRATEGY
We will leverage our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders. We will work to achieve our strategy through focused execution of the following five enterprise priorities:

Generate value-building growth
Sustain profitable top-line growth.

Intensify customer focus
Meet the needs of customers by delivering top quality products and services that are grounded in consumer insight.

Enhance productivity and efficiency
Continuously improve productivity and efficiency to increase competitiveness.

Strengthen risk management
Continue to enhance risk management processes and practices to maximize shareholder value.

Foster innovation
Embed creativity and innovation throughout the organization to improve business results and gain competitive advantage.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	15

   BUSINESS PROFILE
Sun Life Financial is a leading international financial services organization, offering a diverse range of life and health insurance, savings, investment management, retirement, and pension products and services to both individual and corporate customers. Sun Life Financial manages its operations and reports its financial results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. The Corporate segment includes the operations of Sun Life Financial’s United Kingdom business unit (SLF U.K.) and Corporate Support operations, which include the Company’s reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments. The Company’s functional currency is the Canadian dollar. Certain financial information for SLF U.S. and MFS is presented in this MD&A in both Canadian dollars and U.S. dollars.

BUSINESS SEGMENT	BUSINESS UNITS
SLF CANADA	Individual Insurance & Investments
Group Benefits
Group Wealth

SLF U.S.	Annuities
Individual Insurance
Employee Benefits Group

MFS INVESTMENT MANAGEMENT	–

SLF ASIA	–

CORPORATE	SLF U.K.
Corporate Support

The Company’s business model is one of balance as it strives to establish scale and scope in each of the diversified markets in which it chooses to compete. It weighs the higher growth prospects of its operations in emerging markets against the more established businesses in mature markets. In a similar way, the Company’s protection business balances the relatively more volatile wealth management business. It also ensures that customers have access to complementary insurance, retirement and savings products that meet their specific needs at every stage of their lives. The following table shows the Company’s products by business segment.

PRODUCTS	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate
Individual life insurance	•	•		•	•
Individual annuity and savings	•	•		•	•
Group life and health	•	•		•
Group pension and retirement	•			•
Mutual funds	•		•	•
Asset management	•	•	•	•
Individual health insurance	•			•
Reinsurance (life retrocession)					•

The Company’s focus on multi-channel distribution offers customers choices as to how and when they purchase products and access services.

DISTRIBUTION CHANNELS	SLF Canada	SLF U.S.	MFS	SLF Asia
Direct sales agents	•			•
Independent and managing general agents	•	•		•
Financial intermediaries (e.g., brokers)	•	•	•	•
Banks		•	•	•
Pension and benefit consultants	•	•	•	•
Direct sales (including Internet and telemarketing)	•			•

16	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

   FINANCIAL HIGHLIGHTS

($ millions, unless otherwise noted)		2009	2008	2007

Common shareholders’ net income (loss)	Operating(1)	561	(40)	2,294
	Reported	534	785	2,219
Basic reported earnings per share (EPS) ($)		0.95	1.40	3.90
Diluted EPS	Operating(1)	0.99	(0.10)	3.98
	Reported	0.94	1.37	3.85
ROE (%)	Operating(1)	3.5%	-0.3%	14.3%
	Reported	3.4%	5.1%	13.8%
Dividends per common share ($)		1.44	1.44	1.32
Dividend payout ratio(2) (%)		152%	103%	34%
Dividend yield(3) (%)		5.4%	3.8%	2.5%
MCCSR ratio(4)		221%	232%	213%
Total Revenue		27,572	15,563	21,188

Premiums, deposits and fund sales
Premium revenue, including administration services only premium equivalents		20,004	18,613	17,037
Segregated fund deposits		11,060	10,919	13,320
Mutual fund sales		24,642	19,327	21,335
Managed fund sales		33,525	20,944	27,613

Total premiums, deposits and fund sales		89,231	69,803	79,305

Assets under management (AUM) (as at December 31)(5)
General fund assets		120,082	119,833	114,291
Segregated fund assets		81,305	65,762	73,205
Mutual fund assets(5)		96,077	83,602	101,858
Managed fund assets(5)		134,121	110,405	134,297
Other AUM(5)		1,046	1,490	1,613

Total AUM(5)		432,631	381,092	425,264

Capital (as at December 31)
Subordinated debt and other capital(6)		4,692	3,726	2,946
Participating policyholders’ equity		107	106	95
Total shareholders’ equity		17,307	17,303	17,122

Total capital		22,106	21,135	20,163

(1)	Operating earnings, diluted operating EPS and operating ROE are non-GAAP measures and exclude certain items described on page 27 under the heading Non-GAAP Financial Measures All EPS measures refer to diluted EPS, unless otherwise stated.

(2)	The dividend payout ratio represents the ratio of common shareholders’ dividends to reported common shareholders’ net income.

(3)	The dividend yield represents the common dividend per share as a percentage of the average of the high and low share price.

(4)	Represents the Minimum Continuing Capital Surplus Requirement ratio of Sun Life Assurance Company of Canada.

(5)	AUM, mutual fund assets, managed fund assets, other AUM and total AUM are non-GAAP Financial Measures. For additional information, see the section under the heading Non-GAAP Financial Measures on page 27.

(6)	Other capital refers to Sun Life ExchangEable Capital Securities (SLEECS), which qualify as capital for Canadian regulatory purposes. Additional information is available in the section Capital and Liquidity Management under the heading Capital on page 58.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	17

  CORPORATE DEVELOPMENTS
The following developments occurred in 2009.
  ACQUISITION OF U.K. BUSINESS
On October 1, 2009, the Company completed the acquisition of the United Kingdom operations of Lincoln National Corporation (the Lincoln U.K. business) for $387 million. The purchase price is subject to adjustment related to market and business performance prior to October 1, 2009, the final amount of which has not yet been determined. The acquisition increased Sun Life U.K.’s assets under management over 60% to $20 billion and doubled the number of policies in-force to 1.1 million. The two complementary operations of SLF U.K. and Lincoln National U.K. each held books of business in life insurance, pensions and annuities. The combined operations carry the Sun Life Financial of Canada name, a brand that has been active in the U.K. for more than a century.
   OTHER DEVELOPMENTS
On July 29, 2009, the Company entered into an agreement with the China Everbright Group Company (China Everbright) to introduce strategic investors to Sun Life Everbright Life Insurance Company Limited (Sun Life Everbright). The restructuring will allow Sun Life Financial and China Everbright to supplement their alliance with strong local partners, providing Sun Life Financial a significant stake in a larger domestic financial services company with greater reach across China’s growing financial services sector. Once complete, the Company’s ownership is expected to be reduced from 50% to a less than 25% interest in the restructured and repositioned company and the Company will continue to provide its international governance, risk management and actuarial expertise and standards to Sun Life Everbright.
On July 15, 2009, Sun Life Financial and CIMB Group received regulatory approval to form a joint venture to distribute Sun Life Financial’s life, accident and health insurance products through the 600-plus retail branches of P.T. Bank CIMB Niaga in Indonesia.
  COMMON SHARE ACTIVITY
Common shareholder dividends paid in 2009 were $1.44 per common share. This was the same level of dividends paid in 2008.
On May 12, 2009, SLF Inc. amended its Canadian Dividend Reinvestment and Share Purchase Plan (the “Plan”). Under the Plan, Canadian-resident common and preferred shareholders may choose to automatically have their dividends reinvested in additional common shares and may also purchase common shares through the Plan. For dividend reinvestments, SLF Inc. may, at its option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased on behalf of participants through the Toronto Stock Exchange (TSX) at the market price. Common shares acquired by participants through optional cash purchases may also be issued from treasury or purchased through the TSX at SLF Inc.’s option, in either case at no discount. Prior to the amendments, all common shares acquired on behalf of participants were purchased through the TSX at the market price. In 2009, SLF Inc. issued approximately 4.4 million common shares from treasury at a discount of 2% for dividend reinvestments and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.
  FINANCING ARRANGEMENTS
On November 20, 2009, Sun Life Capital Trust II issued $500 million principal amount of Sun Life ExchangEable Capital Securities (SLEECS) Series 2009-1 due December 31, 2108. These securities qualify as regulatory capital for Sun Life Assurance and Sun Life Financial.
On June 30, 2009, SLF Inc. issued $300 million principal amount of Series D Senior Unsecured 5.70% Debentures due 2019.
On May 20, 2009, SLF Inc. issued $250 million of Class A Non-Cumulative 5-Year Rate Reset Preferred Shares with an initial yield of 6.00%.
On March 31, 2009, SLF Inc. issued $500 million principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures (Series 2009-1) due in 2019.
Additional details of these financing arrangements can be found in Notes 11, 13 and 15 to SLF Inc.’s 2009 Consolidated Financial Statements.
  OUTLOOK
Market conditions remained volatile throughout 2009. Economic data in the U.S. and globally is beginning to show signs of recovery from the worst recessionary period in more than 60 years. Equity markets performed well in 2009 after hitting lows in the first quarter of 2009, with the S&P 500 and TSX/S&P Composite Index posting gains of 23% and 31% % for the year, respectively. Interest rates remain at historical lows. In the U.S. the Federal Reserve kept interest rates unchanged for most of 2009, in a range of 0.0%–0.25%, while the Bank of Canada has maintained its target overnight rate at 0.25% at its most recent rate setting meeting in January 2010. Treasury rates increased in 2009 with the U.S. 10-year treasury ending the year at 3.84% and the Canadian 10-year at 3.61% , higher by 162 basis points and 73 basis points, respectively. Both the Federal Reserve and the Bank of Canada are expected to keep interest rates at historic lows for much of 2010.
The International Monetary Fund has predicted that global economic growth will increase by 3.9% in 2010, with the U.S. predicted to grow at 2.7% and Canada at 2.6%. Key risks related to economic recovery include high unemployment rates, weak housing and mortgage conditions, and inflation, as central banks globally contemplate the timing and mechanism for removing trillions of dollars of economic stimulus measures.

18	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company is affected by a number of factors, which are fundamentally linked to the economic environment. Equity market performance, interest rate levels, credit experience, surrender and lapse experience, currency exchange rates, and spreads between interest credited to policyholders and investment returns can have a substantial impact on the profitability of the Company’s operations. Furthermore, the regulatory environment is expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns. In Canada, OSFI is considering new guidelines that would establish stand-alone capital adequacy requirements for operating life insurance companies, such as Sun Life Assurance, and that would update OSFI’s regulatory guidance for non-operating insurance companies acting as holding companies, such as SLF Inc. OSFI is also reviewing the use of internally modelled capital requirements for segregated fund guarantees. The outcome of these initiatives is uncertain and could have a material adverse impact on the Company or on its position relative to that of other Canadian and international financial institutions with which it competes for business and capital.
  MEDIUM-TERM FINANCIAL OBJECTIVES
The Company has established medium-term objectives for a three-to-five year period, which are reviewed each year. In 2009, the Company revised its medium-term objectives in light of economic volatility and uncertainty that characterized the environment at that time. Although there have been some signs of stabilization in the economy, much uncertainty remains in the market, including the pace of a widespread economic recovery and regulatory reform in the financial services sector.
The Company’s 2009 medium-term objectives were:
• To achieve an operating ROE in the 13%–15% range(1)
• To maintain a strong capital position and effective capital deployment
The Company generated an operating ROE of 3.5% in 2009, well below the medium-term objective. The Company’s operating ROE was driven by a lower level of earnings generated in 2009. Net income for the full year 2009 was impacted primarily from the financial impact of downgrades of $670 million on the Company’s investment portfolio, the negative impact of the implementation of equity- and interest rate-related actuarial assumption updates of $513 million in the third quarter of 2009 and net impairments of $431 million. These adverse impacts were partially offset by the favourable impact of improved equity markets of $306 million and increased interest rates of $206 million on the Company’s results. Sun Life Assurance Company of Canada (Sun Life Assurance or SLA) ended the year with an MCCSR of 221%, well in excess of OSFI’s capital target for life insurance companies.
The 2009 medium-term objectives were based on the assumptions described below relating to equity market performance, interest rates and credit markets and the Company’s economic and business outlook at the time. The following table summarizes the differences between the assumptions used in establishing Sun Life Financial’s medium-term objectives and the actual experience in 2009.

FACTOR	ASSUMPTIONS	2009 EXPERIENCE
Equity Markets	A steady rise in the annual level of equity market indices, primarily the S&P 500, by approximately 7%–8%	The S&P 500 increased by 23%, while the S&P/TSX Composite Index increased by 31%

Interest Rates	Near-term stability in North American interest rates across the yield curve and over the longer term, interest rates that are generally higher than statutory or contractual minimums required on certain guaranteed products offered by the Company

Movements in interest rates on government treasuries in Canada and the U.S. varied, ranging from a decrease of 64 bps at the short end of the curve to an increase of 197 bps at the long end

Credit	A credit environment within historical norms, which reflects the Company’s best estimates on credit	Rating agencies maintained an accelerated pace of downgrades, and credit experience worsened

Currency	Stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar and the British pound sterling	Throughout most of 2009, the value of the Canadian dollar strengthened. In particular, the Canadian dollar appreciated by $0.13 against the U.S. dollar in 2009

Economic volatility and uncertainty continues to persist in the early stages of 2010. The operating ROE in the Company’s medium-term objective below is significantly dependent on business written in the past and reflects economic conditions, capital requirements, pricing and other assumptions in effect at that time. In recognition of the changing economic landscape, the Company has updated its three-to-five year medium-term objectives, as follows:
• To achieve an operating ROE in the 12%–14% range
• To maintain a strong capital position and effective capital deployment
The Company’s medium-term objectives remain based on the assumptions with respect to equity markets, interest rates, credit and currency described in more detail in the table above. In addition, they are based on business mix, best estimate actuarial assumptions, regulatory and accounting standards in effect as at December 31, 2009.
(1)   Operating ROE is a non-GAAP measure. For additional information, see the section on page 27 under the heading Non-GAAP Financial Measures.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	19

The Company expects to maintain the current level of dividends, which are subject to the approval of the Board of Directors each quarter, provided that economic conditions and the Company’s results allow it to do so while maintaining a strong capital position. The information concerning future dividends is forward-looking information and is based on the assumptions set out and is subject to the risk factors described under Forward-looking Information on page 14. Additional information is provided under the heading Shareholder Dividends on page 59. The Company currently has no intention of repurchasing common shares.
  ACCOUNTING AND CONTROL MATTERS
  CRITICAL ACCOUNTING POLICIES AND ESTIMATES
SLF Inc.’s significant accounting and actuarial policies are described in Notes 1, 2, 5 and 9 to its 2009 Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding the Company’s financial performance. As part of the Company’s financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of the Company’s financial results.
  BENEFITS TO POLICYHOLDERS
The Company’s benefit payment obligations are estimated over the life of its annuity and insurance products based on internal valuation models and are recorded in its financial statements, primarily in the form of actuarial liabilities. The determination of these obligations is fundamental to the Company’s financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of its products.
The Company uses best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to volatility or if there is uncertainty about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.
In determining these provisions, the Company ensures:
•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption; and

•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.
With the passage of time and the resulting reduction in estimation risk, excess provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually, and revisions are made where deemed necessary and prudent.
Significant factors affecting the determination of policyholders’ benefits, the methodology by which they are determined, their significance to the Company’s financial conditions and results of operations, as well as their sensitivity relative to best estimate assumptions are described on the following pages.
The sensitivities presented below are forward-looking information. They are measures of the Company’s estimated net income sensitivity to changes in the best estimate assumptions in the actuarial liabilities based on a starting point and business mix as of December 31, 2009. The levels of adverse change used in the table below represent the Company’s estimate of changes in market conditions or best estimate assumptions, as applicable, that are reasonably likely based on the Company’s and/or the industry’s historical experience and industry standards and best practices as at December 31, 2009.
Changes to the starting point for interest rates, equity market prices and business mix will result in different estimated sensitivities. Additional information regarding equity and interest rate sensitivities, including key assumptions can be found in the Risk Management section of this document under the heading Market Risk Sensitivity.

20	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL
ACCOUNTING	DETERMINATION METHODOLOGY	FINANCIAL SIGNIFICANCE
ESTIMATE	AND ASSUMPTIONS	(MEASURED AS AT DECEMBER 31, 2009)

Equity markets – the value of the Company’s policyholder obligations for certain products is dependent on assumptions about the future level of equity markets
• The calculation of actuarial liabilities for equity market-sensitive products includes provisions for moderate changes in rates of equity market return with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries

• For participating insurance and universal life products, investment returns are passed through to policyholders through changes in the amounts of dividends declared or in the rate of interest credited. Changes in equity values are largely offset by changes in actuarial liabilities
• Products such as segregated fund and annuity option guarantees are exposed to equity risk. Hedging programs are in place to manage this risk
• An immediate 10% increase across all equity markets would result in an estimated increase in net income of $75 million to $125 million. Conversely, an immediate 10% decrease across all equity markets would result in an estimated decrease in net income of $150 million to $200 million
• An immediate 25% increase across all equity markets would result in an estimated increase in net income of $150 million to $250 million. Conversely, an immediate 25% decrease across all equity markets would result in an estimated decrease in net income of $475 million to $575 million
• A 100 basis point reduction in assumed future equity and real estate returns would result in an estimated decrease in net income of $350 million to $450 million

Interest rates – the value of the Company’s policyholder obligations for all policies is sensitive to changes in interest rates
• The calculation of actuarial liabilities for all policies includes provisions for moderate changes in interest rates with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries
• The major part of this sensitivity is offset with a similar sensitivity in the value of the Company’s assets held to support actuarial liabilities

• For certain products, including participating insurance policies and certain forms of universal life policies and annuities, the effect of changes in interest rates is largely passed through to policyholders through changes in the amount of dividends declared or in the rate of interest credited. As well, these products generally have minimum interest rate guarantees. Hedging programs are in place to manage interest rate movements
• An immediate 1% parallel increase in interest rates across the entire yield curve would result in an estimated change in net income between -$50 million and $50 million. An immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $150 million to $250 million

Asset default – provisions are included in actuarial liabilities for possible future asset defaults on current assets and future purchases
• The amount included in actuarial liabilities is based on possible reductions in the expected future investment yield depending on the creditworthiness of the asset
• The underlying assumptions for bonds and mortgages are derived from long-term studies. The bond assumptions are based on total U.S. market experience. The mortgage assumptions are based on the Company’s experience

• Asset default provisions included in actuarial liabilities amounted to $2.9 billion on a pre-tax basis as at December 31, 2009. The amount excludes defaults that can be passed through to participating policyholders and excludes provisions for loss in the value of equity and real estate assets supporting actuarial liabilities

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	21

CRITICAL
ACCOUNTING	DETERMINATION METHODOLOGY	FINANCIAL SIGNIFICANCE
ESTIMATE	AND ASSUMPTIONS	(MEASURED AS AT DECEMBER 31, 2009)

Mortality – the rates of death for defined groups of people
• The best estimate assumptions are determined annually by studying the Company’s average five-year experience. Industry experience is considered where the Company’s experience is not sufficient to be statistically valid
• Where lower mortality rates result in an increase in actuarial liabilities, the mortality rates are adjusted to reflect estimated future improvements in life span
• Where lower mortality rates result in a decrease in actuarial liabilities, the mortality rates do not reflect any future improvement that might be expected

• For life insurance products for which higher mortality would be financially adverse to the Company, a 2% increase in the best estimate assumption would decrease net income by about $90 million
• For life insurance products for which lower mortality would be financially adverse to the Company, a 2% decrease in the best estimate assumption would decrease net income by about $10 million
• For annuity products for which lower mortality would be financially adverse to the Company, a 2% decrease in the mortality assumption would decrease net income by about $80 million

Morbidity – both the rates of accident or sickness and the rates of subsequent recovery for defined groups of people
• The best estimate assumptions are determined by studying the Company’s average five-year experience. Industry experience is considered where the Company’s experience is not sufficient to be statistically valid
• Long-term care and critical illness insurance assumptions are developed in collaboration with reinsurers and largely based on their experience
• For those benefits where the Company or industry experience is limited, larger provisions for adverse deviation are included
• For products for which the morbidity is a significant assumption, a 5% adverse change in the morbidity assumption would reduce net income by about $110 million

Policy termination rates – the rates at which policies terminate prior to the end of the contractual coverage periods
• The best estimate assumptions are determined annually by studying the Company’s average five-year experience. Industry experience is considered where the Company’s experience is not sufficient to be statistically valid
• Rates may vary by plan, age at issue, method of premium payment and policy duration
• Assumptions for premium cessation occurring prior to termination of the policy are required for universal life contracts

• For products for which fewer terminations would be financially adverse to the Company, a 10% decrease in the termination rate assumption would decrease net income by about $170 million
• For products for which more terminations would be financially adverse to the Company, a 10% increase in the termination rate assumption would decrease net income by about $130 million

Operating expenses and inflation – actuarial liabilities provide for future policy-related expenses
• The best estimate assumptions are determined annually and based on recent Company experience
• The increases assumed in future expenses are consistent with the future interest rates used in the scenario testing under the standards established by the Canadian Institute of Actuaries
• A 5% increase in unit expenses would result in a decrease in net income of about $140 million

   FAIR VALUE OF INVESTMENTS
As described in Note 1 to SLF Inc.’s 2009 Consolidated Financial Statements, the majority of the Company’s financial assets are recorded at fair value.
Held-for-trading and available-for-sale bonds and stocks are recorded at fair value. Changes in fair value of held-for-trading assets are recorded in income, while changes in fair value of available-for-sale assets are recorded in other comprehensive income (OCI), a component of equity. The fair value of publicly traded fixed maturity and equity securities is determined using quoted market bid prices in active markets that are readily and regularly obtainable, when available. When quoted prices in active markets are not available, management judgment is required to estimate the fair value using market standard valuation methodologies, which include matrix pricing, consensus pricing from various broker dealers that are typically the market makers, discounted cash flows, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are primarily using observable market inputs, which include, but are not limited to, benchmark yields, issuer spreads, reported trades of identical or similar instruments and prepayment speeds. Prices obtained from independent pricing services are validated

22	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

through back-testing to trade data, comparisons to observable market inputs or other economic indicators, and other qualitative analysis to ensure that the fair value is reasonable. For fair value that is based solely on non-binding broker quotes that cannot be validated to observable market data, the Company typically considers the fair value to be based on unobservable inputs, due to a general lack of transparency in the process that the brokers use to develop the prices. The changes in fair value of assets with unobservable market inputs backing actuarial liabilities are expected to be largely offset by changes in those liabilities.
The fair value of non-publicly traded bonds is determined using a discounted cash flow approach that includes provisions for credit risk, liquidity premium, and the expected maturities of the securities. Since quoted market prices are not readily and regularly obtainable, management judgment is required to estimate the fair value of these bonds. The valuation techniques used are based primarily on observable market prices or rates.
Derivative financial instruments are recorded at fair value with changes in fair value recorded to income unless the derivative is part of a qualifying hedging relationship. The fair value of derivative financial instruments depends upon the type of derivative and is determined primarily using observable market inputs. Fair values of exchange-traded futures are based on the quoted market prices. When quoted market prices are not readily available, management estimates fair value using valuation models dependent on the type of the derivative. The fair value of interest rate and cross-currency swaps and forward contracts is determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair value of common stock index swaps and options is determined using the value of underlying securities or indices and option pricing models using index prices, projected dividends and volatility surfaces.
Real estate held for investment is initially recorded at cost and the carrying value is adjusted towards fair value at 3% of the difference between fair value and carrying value per quarter. The fair value of real estate is determined by external appraisals, using expected future net cash flows discounted at current market interest rates.
Mortgages and corporate loans are recorded at amortized cost. The fair value of mortgages and corporate loans is determined by discounting the expected future cash flows using current market interest rates with similar credit risks and terms to maturity.
Due to their nature, the fair values of policy loans and cash are assumed to be equal to their carrying values, the amounts that these items are recorded on the balance sheet. Cash equivalents and short-term securities are recorded at fair value, which is determined based on market yields.
Other invested assets designated as held-for-trading and available-for-sale are primarily investments in segregated funds and mutual funds. These are reported on the consolidated balance sheets at fair value. The fair value of other invested assets is determined by reference to quoted market prices. Other invested assets designated as available-for-sale also include investments in limited partnerships, which are accounted for at cost.
   OTHER-THAN-TEMPORARY IMPAIRMENT OF FINANCIAL ASSETS AND ALLOWANCE FOR INVESTMENT LOSSES
Changes in the fair value of available-for-sale bonds and stocks are recorded to unrealized gains and (losses) in OCI.
Available-for-sale bonds are tested for impairment on a quarterly basis. Objective evidence of impairment includes financial difficulty of the issuer, bankruptcy or defaults and delinquency in payments of interest or principal. Where there is objective evidence that an available-for-sale bond is impaired and the decline in value is considered other-than-temporary, the loss accumulated in OCI is reclassified to net gains (losses) on available-for-sale assets. As a result of the adoption of the amendments to Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 in the fourth quarter of 2009, which are described in Note 2 of SLF Inc.’s 2009 Consolidated Financial Statements, if the fair value of an available-for-sale bond recovers after an impairment loss is recognized and the recovery can be objectively related to an event occurring after the impairment loss is recognized in net income, the impairment loss is reversed, with the amount of the impairment loss reversal recognized into net income. Prior to this amendment, once an impairment loss on an available-for-sale bond was recorded to income, it could not be reversed. During the year ended December 31, 2009, the Company did not have any impairment loss reversals on available-for-sale bonds. Following impairment loss recognition or reversal, available-for-sale bonds continue to be recorded at fair value with changes in fair value recorded to OCI and they are tested quarterly for further impairment loss or reversal. Interest is recognized on previously impaired available-for-sale bonds in accordance with the effective interest rate method.
Available-for-sale stocks are tested for impairment on a quarterly basis. All equity instruments in an unrealized loss position are reviewed quarterly to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument below its cost. If, as a result of this review, the security is determined to be other-than-temporarily impaired, it is written down to its fair value. When this occurs, the loss accumulated in OCI is reclassified to net gains (losses) on available-for-sale assets in the consolidated statements of operations.
During the year ended December 31, 2009, the Company wrote down $185 million of impaired available-for-sale assets as compared to $318 million during the year ended December 31, 2008. Approximately $3 million of the write-down during 2009 related to impaired available-for-sale bonds that were part of fair value hedging relationships. These assets were written down since the length of time that the fair value was less than the cost or the extent and nature of the loss indicated that the fair value would not recover. These write-downs are included in net gains (losses) on available-for-sale assets in the consolidated statements of operations.
During 2009, the net charge to the income statement attributable to impairments of held-for-trading assets backing actuarial liabilities amounted to $522 million, as compared to $608 million in 2008.
Mortgages and corporate loans are carried at amortized cost, net of allowances for losses. A mortgage or loan is classified as impaired when there is no longer assurance of the timely collection of the full amount of principal and interest. When an asset is classified as impaired, allowances for losses are established to adjust the carrying value of the asset to its net recoverable amount. The use of different methodologies and assumptions may have a material effect on the estimates of net recoverable amount. Management considers various factors when identifying the potential impairment of mortgages and corporate loans. In addition to the Company’s ability and intent to hold these invested assets to maturity or until

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	23

a recovery in value occurs, consideration is given to general economic and business conditions, industry trends, specific developments with regard to security issuers, and available market values. Increases in the allowances are charged against net investment income. Once the conditions causing the impairment improve and future payments are reasonably assured, allowances are reduced and the invested asset is no longer classified as impaired.
As at December 31, 2009, the Company had net allowances for losses of $116 million on impaired mortgages and corporate loans as compared to $23 million during the year ended December 31, 2008. These allowances for losses were recognized since there was no longer reasonable assurance over collection of the estimated future cash flows. These allowances for losses are included in the other net investment income in the consolidated statement of operations.
  GOODWILL AND OTHER INTANGIBLES
Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets. Goodwill is not amortized, but is assessed for impairment by comparing the carrying values of the appropriate reporting units to their respective fair values. Goodwill is assessed for impairment annually. Goodwill assessment may occur in between annual periods if events or circumstances occur that may result in the fair value of a reporting unit falling below its carrying amount. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value. The fair value of the business and subsidiary segments is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the fair value estimates and result in impairment write-downs. During 2009, none of the goodwill was written down due to impairment.
The Company had a carrying value of $6.4 billion in goodwill as at December 31, 2009. The goodwill consisted primarily of $3.7 billion arising from the 2002 Clarica acquisition, $1.3 billion arising from the acquisition of Keyport Life Insurance Company in the United States in 2001, $463 million arising from the acquisition of CMG Asia Limited (CMG Asia) in Hong Kong in 2005, $281 million arising from the acquisition of the Genworth EBG business in the United States in 2007, and $180 million from the Lincoln U.K. acquisition in the United Kingdom in 2009.
Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangibles are amortized, while indefinite-life intangibles are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the indefinite life intangible assets’ carrying values to their fair values. If the carrying values of the assets exceed their fair values, these assets are considered impaired and a charge for impairment is recognized. The fair value of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the fair value estimates and result in impairment write-downs. During 2009, none of the indefinite-life intangible assets were written down due to impairment.
The Company’s indefinite-life intangible assets had a carrying value of $252 million as at December 31, 2009. These indefinite-life intangible assets reflected fund management contracts and state licenses.
As at December 31, 2009, the Company’s finite-life intangible assets had a carrying value of $674 million that reflected the value of the field force and asset administration contracts acquired as part of the Clarica Life Insurance Company, CMG Asia, and Genworth EBG.
  INCOME TAXES
Sun Life Financial’s provision for income taxes is calculated based on the expected tax rules of a particular fiscal period. The determination of the required provision for current and future income taxes requires the Company to interpret tax legislation in the jurisdictions in which it operates and to make assumptions about the expected timing of realization of future tax assets and liabilities. To the extent that the Company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.
  PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS
The Company sponsors non-contributory defined benefit pension plans and defined contribution plans for eligible qualifying employees. Effective January 1, 2009, all new employees in Canada participate in a defined contribution plan. Existing employees continue to accrue future benefits in the prior defined benefit plan. In general, the pension plan open to new entrants is a defined contribution plan. In addition to the Company’s pension plans, in some countries the Company provides certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees and to their dependents upon meeting certain requirements. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits.
Due to the long-term nature of these plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, expected long-term rates of return on assets, rates of compensation increases, medical cost rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. Actual experience may differ from the assumed rates, which would impact the pension benefit expenses and accrued benefit obligations in future years. Details of the Company’s pension and post-retirement benefit plans and the key assumptions used for these plans are included in Note 22 to SLF Inc.’s 2009 Consolidated Financial Statements.
The following table provides the potential sensitivity of the benefit obligation and expense for pension and post-retirement benefits to changes in certain key assumptions based on pension and post-retirement obligations as at December 31, 2009. The sensitivities provided are hypothetical only, and should be used with caution. The impact of changes in each key assumption may result in greater than proportional changes in sensitivities. The sensitivities are forward-looking information and are based on the assumptions set out and subject to the risk factors described under Forward-looking Information on page 14.

24	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

SENSITIVITY OF KEY ASSUMPTIONS

	Pension		Other post-retirement
($ millions)	Obligation	Expense	Obligation	Expense

Impact of a 1 %change in key assumptions
Discount rate
Decrease in assumption	$358	$36	$32	$2
Increase in assumption	(309)	(34)	(29)	(2)

Expected long-term rate of return on plan assets
Decrease in assumption	–	(20)	–	–
Increase in assumption	–	20	–	–

Rate of compensation increase
Decrease in assumption	(44)	(10)	–	–
Increase in assumption	46	10	–	–

  CHANGES IN ACCOUNTING POLICIES
  CHANGES IN ACCOUNTING POLICIES IN 2009
In 2009, SLF Inc. adopted the following accounting standards and policies. Additional information is provided in Note 2 to SLF Inc.’s 2009 Consolidated Financial Statements.
  GOODWILL AND INTANGIBLE ASSETS
On January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. Section 3064 replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Provisions concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions relating to intangible assets, including internally generated intangible assets, are incorporated from International Financial Reporting Standards (IFRS). The adoption of this Section did not have a material impact on the Company’s 2009 Consolidated Financial Statements.
  CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
Effective January 1, 2009, the Company adopted the CICA Emerging Issues Committee (EIC) Abstract No.173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC 173). EIC 173 clarifies how an entity’s own credit risk and that of the relevant counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The new guidance did not have a material impact on the Company’s 2009 Consolidated Financial Statements.
  EFFECTIVE INTEREST METHOD FOR FINANCIAL INSTRUMENTS SUBSEQUENT TO RECOGNITION OF AN IMPAIRMENT LOSS
In June 2009, the Company retroactively adopted amendments to CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The amendments clarify that, subsequent to the recognition of an impairment loss, the rate used to determine the impairment loss is used to calculate interest income on the impaired debt security. The amendments make the application of the effective interest method under Section 3855 consistent with the application of this method under IFRS. The adoption of these amendments did not have a material impact on the Company’s 2009 Consolidated Financial Statements.
  IMPAIRMENT OF FINANCIAL ASSETS
In the third quarter of 2009, the CICA issued amendments to CICA Handbook Section 3855. The amendments include a revision of the definition of loans and receivables. As a result of the amended definition, debt instruments with fixed and determinable payments that are not quoted in an active market may be classified as loans and receivables and impairment of these loans would be assessed following CICA Handbook Section 3025, Impaired Loans, which assesses and measures impairment losses on an incurred credit loss basis. Impairment of held-to-maturity investments will also be measured on this basis. Loans and receivables that an entity intends to sell immediately or in the near term must be classified as held-for-trading and those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as available-for-sale. The amendments also require the reversal of impairment losses on available-for-sale debt instruments through profit and loss in a subsequent period when the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income. The amendments also permit reclassifications from available-for-sale and held-for-trading to loans and receivables under certain circumstances. The Company adopted these amendments in the fourth quarter of 2009 effective as of January 1, 2009. The adoption of these standards did not have a material impact on the Company’s 2009 Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	25

  FINANCIAL INSTRUMENT DISCLOSURES
In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments are effective for annual Consolidated Financial Statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instrument disclosure standards in IFRS. The Company included these additional disclosures in Notes 5 and 6 of SLF Inc.’s 2009 Consolidated Financial Statements.
  INTERNATIONAL FINANCIAL REPORTING STANDARDS
In accordance with the requirements of the Canadian Accounting Standards Board, Sun Life Financial will adopt International Financial Reporting Standards (IFRS) as of January 1, 2011, with comparatives for the prior year. The Company’s IFRS changeover plan addresses key elements of the Company’s conversion to IFRS, including:
•	Education and training

•	Accounting policy changes and financial reporting

•	Information technology and data systems

•	Impacts on business activities

•	Internal controls over financial reporting
The transition to IFRS is progressing according to plan and is in the detailed implementation phase, which includes the establishment of an IFRS general ledger. Standards and interpretations under IFRS continue to evolve and the Company will amend its changeover plan where appropriate.
The measurement differences between Canadian GAAP and IFRS will have an impact on the opening financial position of the Company at transition. As well, the results of operations under IFRS will differ from Canadian GAAP. The Company, together with other industry participants, is discussing the impact of IFRS adoption with OSFI.
Significant areas of impact that have been identified to date are summarized below.
•	Investment Contracts – The Company expects minor measurement differences to arise on those insurance contacts classified as investment contracts under IFRS. Measurement of insurance contracts (representing more than 90% of existing insurance contracts) will remain the same and continue to be valued under the Canadian Asset Liability Method, the current Canadian GAAP methodology.

•	Real Estate – All properties (other than owner-occupied properties), will be classified as investment property and measured at fair value under IFRS. Owner-occupied properties will be classified as property, plant and equipment and measured at cost less depreciation.

•	Consolidation and Presentation – The concept of control under IFRS will require the consolidation of certain structured entities currently not consolidated under current Canadian GAAP. In addition, reinsurance recoverable may no longer be netted against insurance contract liabilities under IFRS. The impact of these changes will result in certain asset and liability balances being presented on a gross basis.

•	Goodwill – Impairment testing will be conducted at a more granular level known as the “cash generating unit” under IFRS compared to the testing at a “reporting unit” level for Canadian GAAP. The Company anticipates that the amount of goodwill carried under IFRS will be lower than under Canadian GAAP.

•	Re-designations – Certain financial instruments designated as “held for trading” under Canadian GAAP will require re-designation as “available for sale” or “loans and receivables”.

•	Hedge Accounting – IFRS does not permit the use of the short-cut method or the critical terms match method for the assessment of hedge effectiveness. As a result, the Company expects additional ineffectiveness from hedging relationships to be reported under IFRS.

•	Stock-based Compensation – Certain awards granted by a subsidiary of the Company that were treated as equity settled awards and measured at fair value at the date of grant will be considered cash settled liabilities under IFRS and be re-measured at fair value at each reporting date until the awards are settled in cash, which may impact the Company’s operating expenses under IFRS.
IFRS 1 is a financial reporting standard that stipulates the requirements for an entity that is preparing IFRS compliant statements for the first time, and applies at the time of changeover. IFRS 1 provides for optional exemptions to the general rule of retrospective application of IFRS. While the Company has not finalized decisions, it currently expects to elect the following exemptions to retrospective application:
•	Employee Benefits – The Company expects to recognize unamortized actuarial gains and losses in retained earnings on transition to IFRS instead of deferring and amortizing these balances in future earnings.

•	Foreign Currency – The Company expects to reset the cumulative translation gains and losses to nil at transition (reverse against retained earnings) instead of computing the translation gain and loss amounts retrospectively under IFRS.

•	Business Combinations – The relevant standard under IFRS may be applied retrospectively or prospectively on transition. The Company expects to elect not to restate acquisitions prior to the IFRS transitional date of January 1, 2010.
There are other key standards impacting insurers that are currently under development at the International Accounting Standards Board, and are likely to be effective in 2013 or later. These include the development of standards for the measurement of insurance contracts, as well as, the review and replacement of the standard on financial instruments. The release of the exposure draft on measurement changes to insurance contracts is expected in mid 2010 and as a result the impact of these future developments is unknown at this time.

26	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

  CONTROLS AND PROCEDURES
The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO), the Executive Vice-President and Chief Financial Officer (CFO) and the Executive Vice-President and General Counsel, on a timely basis so that appropriate decisions can be made regarding public disclosure.
An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as of December 31, 2009, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2009.
   MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with generally accepted accounting principles.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies of procedures may deteriorate.
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as of December 31, 2009, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2009.
The Company’s internal control over financial reporting as of December 31, 2009, has been audited by Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2009. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on the Company’s internal control over financial reporting as of December 31, 2009.
   CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in the Company’s internal control over financial reporting for the period beginning January 1, 2009, and ended December 31, 2009, that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.
  NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP and certain non-GAAP financial measures. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim MD&A and the Supplementary Financial Information packages that are available at www.sunlife.com under Investors – Financial Results & Reports – Year-end Reports.
Management measures the Company’s performance based on operating earnings and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Other non-GAAP measures that management uses include (i) financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations; (ii) adjusted revenue, which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue; (iii) pre-tax operating profit margin ratios for MFS, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS; (iv) assets under management, mutual funds, managed funds and other AUM, and (v) the value of new business is used to measure overall profitability, which is based on actuarial amounts for which there are no comparable amounts under GAAP.
Estimated adjusted earnings from operations and market sensitivities are forward-looking non-GAAP financial measures, for which there are no directly comparable measures under GAAP and for which a reconciliation is not possible as they are forward-looking information. Reconciliations of those amounts to the most directly comparable GAAP measures are not accessible on a forward-looking basis because the Company believes it is only possible to provide ranges of the assumptions used in determining those non-GAAP measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period and may have a significant impact on estimated GAAP net income in 2010.
The following amounts were not included in the Company’s operating earnings in the prior three years.
In the first quarter of 2009, the Company incurred an after-tax charge of $27 million for restructuring costs taken as part of the Company’s actions to reduce expense levels and improve operational efficiency.
In the fourth quarter of 2008, the Company sold its 37% interest in CI Financial for $2.2 billion. The after-tax gain of $825 million was not included in the 2008 operating earnings.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	27

In 2007, the Company recorded after-tax charges to earnings of $10 million for re-branding expenses in Canada, $4 million for integration costs related to the acquisition of the Genworth EBG business, $43 million in relation to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium paid to redeem US$600 million of 8.53% Partnership Capital Securities issued by Sun Life of Canada (U.S.) Capital Trust I.
The impact of the items described above on the Company’s operating earnings and operating EPS is shown in the following tables.
RECONCILIATION OF OPERATING EARNINGS

($ millions)	2009	2008	2007

Reported Earnings (GAAP)	534	785	2,219
After-tax gain (loss) on special items
Clarica brand write-off	–	–	(43)
Re-branding expenses in Canada	–	–	(10)
EBG integration costs	–	–	(4)
Premium paid to redeem Partnership Capital Securities	–	–	(18)
Gain on sale of interest in CI Financial		825	–
Restructuring costs to reduce expense levels	(27)	–	–

Total special items	(27)	825	(75)

Operating earnings	561	(40)	2,294

IMPACT OF SPECIAL ITEMS ON DILUTED OPERATING EPS

($ per share)	2009	2008	2007

EPS – Reported (GAAP)	0.94	1.37	3.85
Net gains (losses) on special items	(0.05)	1.47	(0.13)
EPS – Operating	0.99	(0.10)	3.98

  FINANCIAL PERFORMANCE
  2009 CONSOLIDATED RESULTS OF OPERATIONS
  COMMON SHAREHOLDERS’ NET INCOME
Common shareholders’ net income of $534 million in 2009 decreased by $251 million from $785 million in 2008. Operating earnings for the 12 months ended December 31, 2009, were $561 million, compared to an operating loss of $40 million for the same period in 2008. Operating earnings for the full year 2009 excluded after-tax charges of $27 million for restructuring costs taken as part of the Company’s efforts to reduce expense levels and improve operational efficiency. Operating earnings for the full year 2008 excluded an after-tax gain of $825 million related to the sale of the Company’s interest in CI Financial.

($ millions, unless otherwise noted)	2009	2008	2007

Total net income	622	857	2,290
Less:
Participating policyholders’ net income	9	2	2
Dividends paid to preferred shareholders’	79	70	69
Common shareholders’ net income	534	785	2,219
Adjusted for special items(1)	27	(825)	75
Operating earnings (loss)	561	(40)	2,294
Basic EPS ($) from:
Common shareholders’ net income	0.95	1.40	3.90
Operating earnings (loss)(1)	1.00	(0.07)	4.03
Diluted EPS ($) from:
Common shareholders’ net income	0.94	1.37	3.85
Operating earnings (loss)(1)	0.99	(0.10)	3.98

Common shareholders’ net income (loss) by segment
SLF Canada	866	645	1,050
SLF U.S.	(465)	(1,016)	581
MFS	152	194	281
SLF Asia	76	33	123
Corporate	(95)	929	184

Total	534	785	2,219

(1)	The items not included in operating earnings are described on page 27 under the heading Non-GAAP Financial Measures.

28	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Common shareholders’ net income for the 12 months ended December 31, 2009, was $534 million, compared to $785 million in the same period in 2008. Net income for the full year 2009 was impacted primarily from downgrades of $670 million on the Company’s investment portfolio, the negative impact of the implementation of equity- and interest rate-related actuarial assumption updates in the third quarter of $513 million and net impairments of $431 million. These adverse impacts were partially offset by the favourable impact of improved equity markets of $306 million and increased interest rates of $206 million on the Company’s results. Results for the 12 months ended December 31, 2008, included the $825 million after-tax gain on sale of Cl Financial, which was more than offset by the impact of a steep decline in equity markets of $1,051 million, asset impairments and credit-related losses of $1,264 million, including changes to asset default assumptions in anticipation of higher future credit-related losses of $164 million, and the impact of spread widening.
  IMPACT OF ECONOMIC ENVIRONMENT
Volatile economic conditions continued throughout 2009. The S&P 500 increased by almost 65% from its March 2009 low, while reporting a return for the full year of 23%. In Canada, the S&P/TSX Composite Index was up 31%. Interest rates increased in 2009 with the U.S. 10-year treasury ending the year at 3.84% and the Canadian 10-year at 3.61%. While numerous economic indicators began to provide some signs of recovery, the credit environment remained difficult throughout the year. Credit rating agencies continued to accelerate the pace of downgrades and the pressure continued on certain asset classes. The impact of these and other significant items affecting 2009 results is shown below.
SIGNIFICANT ITEMS IMPACTING 2009 RESULTS

	Net Income
	($ millions)	EPS ($)

Downgrades on the Company’s investment portfolio	(670)	(1.19)
Implementation of equity- and interest rate-related actuarial assumption updates	(513)	(0.91)
Net impairments	(431)	(0.77)
Equity markets (net of hedging)	306	0.54
Interest Rates	206	0.37

Total	(1,102)	(1.96)

  RETURN ON EQUITY
ROE based on common shareholders’ net income was 3.4% in 2009, down from 5.1% in 2008 mostly due to lower earnings. Operating ROE in 2009, which does not include after-tax charges of $27 million for restructuring costs taken as part of the Company’s efforts to reduce expense levels and improve operational efficiency, was 3.5% in 2009, compared with negative 0.3% in 2008. The negative operating ROE in 2008 resulted from the 2008 fully diluted operating loss per share of $0.10 arising from the operating losses as noted above.
  ASSETS UNDER MANAGEMENT
The Company’s AUM consist of general funds, segregated funds and other AUM(1). Other AUM includes mutual and managed funds, which include institutional and other third-party assets managed by the Company.
Total AUM were $432.6 billion as at December 31, 2009, compared to $381.1 billion as at December 31, 2008. The increase of $51.5 billion between December 31, 2008 and December 31, 2009 resulted primarily from:
(i)	positive market movements of $47.5 billion;

(ii)	net sales of mutual, managed and segregated funds of $25.6 billion;

(iii)	an increase of $4.9 billion from the change in value of held-for-trading assets;

(iv)	an increase of $6.6 billion in segregated funds and $1.3 billion in general funds arising from the acquisition of the Lincoln U.K. business; and

(v)	business growth of $2.7 billion, mostly in the wealth businesses; partially offset by

(vi)	a decrease of $37.1 billion from a strengthening Canadian dollar against foreign currencies compared to the prior period exchange rates.
The Company’s general fund assets were $120.1 billion at December 31, 2009, up $249 million, from the December 31, 2008 level. The increase in general fund assets resulted primarily from:
(i)	an increase of $4.9 billion from the change in value of held-for-trading assets;

(ii)	a gain of $2.7 billion from business growth; and

(iii)	an increase of $1.3 billion from the acquisition of the Lincoln U.K. business; partially offset by

(iv)	a decrease of $8.7 billion from the strengthening of the Canadian dollar against foreign currencies.
Segregated fund assets were $81.3 billion as at December 31, 2009, compared to $65.8 billion as at December 31, 2008. The increase in segregated fund assets was due to an increase of $11.1 billion from equity market improvements, $6.6 billion from the acquisition of the Lincoln Financial business in the United Kingdom and net sales of $2.2 billion, partially offset by an unfavourable currency impact of $4.4 billion.
ASSETS UNDER MANAGEMENT ($ billions)

(1)	AUM, mutual fund assets, managed fund assets, other AUM and total AUM are Non-GAAP Financial Measures. See the section under the heading Non-GAAP Financial Measures on page 27.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	29

Other AUM, which includes MFS assets under management of $197.2 billion, grew to $232.0 billion, $35.8 billion higher than as at December 31, 2008. Improving market conditions increased values by $36.4 billion and net sales for the year further increased the AUM by $23.4 billion. These increases were partially offset by the unfavourable impact of $24.0 billion related to currency fluctuations.
  REVENUE
Under Canadian GAAP, revenues include: (i) regular premiums received on life and health insurance policies and fixed annuity products, (ii) fee income received for services provided and (iii) net investment income (comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments). Under Canadian GAAP, segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues.
Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. The bonds and stocks that support actuarial liabilities are designated as held-for-trading and consequently, changes in fair values of these assets are recorded in net investment income in the consolidated statement of operations. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities, where there is an effective matching of assets and liabilities. The Company performs cash flow testing whereby asset and liability cash flows are projected under various scenarios. When an asset backing liabilities is written down in value to reflect impairment or default, the actuarial assumptions about the cash flows required to support the liabilities will change, resulting in an increase in actuarial liabilities charged through the consolidated statement of operations. Additional detail on the Company’s accounting policies can be found on page 20 of this MD&A under the heading Critical Accounting Policies and Estimates.
TOTAL REVENUE

($ millions)	2009	2008	2007

Premiums
Annuities	4,795	3,592	3,530
Life insurance	6,380	5,928	6,010
Health insurance	4,335	4,067	3,584

Total premiums	15,510	13,587	13,124
Net investment income (loss)	9,392	(767)	4,852
Fee Income	2,670	2,743	3,212

Total	27,572	15,563	21,188

The Company’s total revenue for the year ended December 31, 2009, increased to $27.6 billion, up $12.0 billion from 2008 primarily from higher net investment income. Net investment income was $9.4 billion for the 12 months ended December 31, 2009, compared to net investment losses of $767 million for the same period in 2008. The increase was primarily due to the improved market conditions that resulted in fair value gains on held-for-trading assets and non-hedging derivatives during 2009 of $4.0 billion compared to losses of $7.6 billion in 2008. The improvement was partly offset by the pre-tax gain of $1.0 billion on the sale of the Company’s interest in Cl Financial included in the 2008 investment income. Premium income was also higher by $1.9 billion in 2009 with business growth in all categories. Revenue growth also included the benefit of $886 million from favourable currency fluctuations.
Annuity premiums of $4.8 billion in 2009 were up $1.2 billion from the same period in 2008, with an increase of $668 million in SLF U.S., mostly from higher fixed annuity sales and a favourable benefit of $194 million from currency fluctuations. SLF Canada annuity premiums were higher by $559 million mostly due to growth in the Individual Wealth business.
Life insurance premiums of $6.4 billion were higher by $452 million in 2009 compared to 2008. SLF U.S. life premiums were up by $296 million mainly due to increased deposits from the core insurance products and a favourable benefit of $156 million from currency. SLF Asia Hong Kong premiums were also higher by $126 million, including gains of $35 million from currency fluctuations.
Health insurance premiums increased $268 million, to $4.3 billion in 2009, mainly attributable to growth in the Group Health business in SLF Canada and SLF U.S. The increase of $160 million in SLF US also included $103 million from the positive impacts of currency fluctuations.
Net investment income in 2009 was $9.4 billion compared to net investment losses of $767 million in 2008. The increase was mainly due the net improvement in the value of held-for-trading assets and higher fair value of non-hedging derivatives of $11.5 billion. These items were largely offset by a corresponding increase in actuarial liabilities. The increases were partially offset by a pre-tax gain of $1.0 billion on the sale of the Company’s interest in Cl Financial included in the 2008 investment income, increased asset provisions and earnings on equity investments, mostly due to sale of the Company’s interest in Cl Financial in 2008.
Fee income of $2.7 billion earned during 2009 was down by $73 million from 2008. The decrease was mostly a result of a reduction of $137 million in MFS due to decreased fees on lower average net assets. The decrease was partly offset by increased fee income in both SLF Canada and SLF U.S.
After adjusting for the impact of currency and fair value changes in held-for-trading assets (adjusted revenue), 2009 revenue of $24.3 billion was $641 million higher than in 2008. Premium income was up $1.4 billion excluding the impact of currency and gains on sale of available for sale assets were higher by $236 million. These increases were partly offset by a reduction of $1.0 billion arising from the pre-tax gain on the sale of the Company’s interest in Cl Financial in the fourth quarter of 2008 investment income.

30	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

ADJUSTED REVENUE(1)

($ millions)	2009	2008

SLF Canada	11,407	7,927
SLF U.S.	11,714	3,817
MFS	1,251	1,381
SLF Asia	1,813	498
Corporate	1,387	1,940

Total as reported	27,572	15,563

Impact of currency changes and changes in the value of held-for-trading assets and derivative instruments	3,251	(8,117)

Total adjusted revenue	24,321	23,680

(1) Adjusted revenue is a non-GAAP Measure.
POLICY BENEFITS
The Company has diverse current and future benefit payment obligations that affect overall earnings, such as payments to policyholders, beneficiaries and depositors, net transfers to segregated funds and the increase to actuarial liabilities. Payments to policyholders, beneficiaries and depositors in 2009 were $13.5 billion, down $318 million from 2008. The main reason for the reduction was a lower level of maturities and surrenders, mostly in the SLF U.S. annuity business partly offset by higher benefit payments from growth in group health businesses in both SLF Canada and SLF U.S.
Changes in actuarial liabilities reflected an increase of $7.7 billion in 2009 compared to a decrease of $4.4 billion in 2008. The change of $12.1 billion included an increase of $11.5 billion related to the corresponding change in market values of held-for-trading assets and lower releases from related policyholder payments.
POLICY BENEFITS

($ millions)	2009	2008	2007

Payments to policyholders, beneficiaries and depositors	13,457	13,775	14,244
Net transfers to segregated funds	860	539	952
Increase (decrease) in actuarial liabilities	7,697	(4,429)	(2,515)

Total	22,014	9,885	12,681

  REVIEW OF ACTUARIAL METHODS AND ASSUMPTIONS
Management makes judgments involving assumptions and estimates relating to the Company’s obligations to policyholders, some of which relate to matters that are inherently uncertain. The determination of these obligations is fundamental to the Company’s financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of its products. The Company’s benefit payment obligations are estimated over the life of its annuity and insurance products, based on internal valuation models, and are recorded in its financial statements, primarily in the form of actuarial liabilities. The Company reviews these assumptions each year, generally in the third and fourth quarters, and revises these assumptions, if appropriate.
In 2009, the net impact of the review and update of actuarial method and assumption changes resulted in a net increase in actuarial liabilities of $1,239 million. Details of changes in assumptions made in 2009 by major category are provided below.

	INCREASE
	(DECREASE)
ASSUMPTION	IN ACTUARIAL
($ MILLIONS)	LIABILITIES	COMMENTS

Mortality/Morbidity	(137)	Improved mortality experience on both life insurance and savings products

Lapse and other policyholder behaviour	375	Updates to policyholder behaviour assumptions in the Company’s individual insurance business.

Expense	119	Impact of reflecting recent experience studies in several of the Company’s businesses

Investment Returns	987	Driven primarily from negative impact of the implementation of equity- and interest rate-related actuarial assumption updates in the third quarter of 2009 and cumulative changes in Conditional Tail Expectation levels related to changes in equity market levels experienced during 2009.

Other	(105)

Total	1,239

Additional information on estimates relating to the Company’s obligation to policyholders, including the methodology and assumptions used in their determination, can be found in the Accounting and Control Matters section of this MD&A under the heading Critical Accounting Policies and Estimates and Note 9 to SLF Inc.’s 2009 Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	31

  EXPENSES AND OTHER
Commission expenses increased by $117 million, in 2009 from the 2008 amount of $1.5 billion mainly from commissions related to sales increases in SLF U.S. Individual Life and Annuities.
Operating expenses of $3.1 billion in 2009 were $163 million higher than 2008. The year over year weakening of the Canadian dollar relative to the US currency accounted for $102 million of the increase. Without the effect of currency fluctuations the expense increase of $61 million resulted from an increase of $30 million in SLF U.K., mostly related to the acquisition of the Lincoln U.K. business and an increase in Corporate expenses related to restructuring costs of $38 million reported in the first quarter of 2009, increased expenditure from marketing initiatives and infrastructure renewal costs for information technology. These increases were partly offset by reductions in SLF Canada and MFS from cost saving initiatives.
Interest expenses rose by $37 million over 2008 to $403 million in 2009, reflecting the increased cost from additional debt issuances in 2009.
EXPENSES AND OTHER

($ millions)	2009	2008	2007

Commissions	1,662	1,545	1,811
Operating expenses	3,142	2,979	3,183
Intangibles amortization	34	24	77
Premium taxes	222	227	240
Interest expenses	403	366	349
Income taxes	(542)	(343)	522
Non-controlling interests in net income of subsidiaries	15	23	35
Participating policyholders’ net income	9	2	2
Dividends to preferred shareholders	79	70	69

Total	5,024	4,893	6,288

  INCOME TAXES
The Company has a statutory tax rate of 32%, which is reduced by a relatively steady stream of tax benefits, such as lower tax in foreign jurisdictions, a range of tax exempt investment income sources and other sustainable tax benefit streams that, in combination with a normal level of pre-tax income, decrease the Company’s effective tax rate to an expected range of 18 to 22%.
During 2009, the Company had a tax recovery of $542 million on income before taxes and non-controlling interest of $95 million, leading to a negative effective tax rate of 571%. This compares to a tax recovery of $343 million in 2008 on income before income taxes and non-controlling interest of $537 million in 2008, and a negative effective tax rate of 64% in 2008.
The Company’s effective tax rates in 2009 and 2008 were significantly affected by lower pre-tax income levels in those years. While the total of the Company’s non-temporary differences in 2009 was consistent with 2008, its pre-tax income was lower, which amplified the impact of non-temporary differences on the 2009 effective tax rate.
Furthermore, a tax benefit recorded in the consolidated statements of operations as a result of the enactment of the Canadian tax rules relating to CICA Handbook Section 3855 increased the income tax recovery in 2009 by $174 million. This tax benefit was partially offset by an increase in actuarial liabilities of $135 million, resulting in a net increase in total net income of $39 million in 2009. In addition, a release of the valuation allowance on future tax assets relating to investment impairment losses previously recorded in SLF U.S. increased the tax recovery in 2009 by $101 million. The impact of the above items, combined with losses in higher taxed jurisdictions, most notably in the United States, contributed to the income tax recovery in 2009.
  IMPACT OF CURRENCY
The Company has operations in key markets worldwide, including the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Indonesia, India, China and Bermuda, and generates earnings in local currencies in these jurisdictions, which are translated into Canadian dollars. The bulk of the Company’s exposure to movements in foreign exchange is to the U.S. dollar.
Items impacting the Company’s consolidated statement of operations are translated back to Canadian dollars using average exchange rates for the respective period. For items impacting the consolidated balance sheet, period end rates are used for currency translation purposes.
In general, the Company’s net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. In a period of net losses, the weakening of the Canadian dollar can exacerbate losses. The relative impact of currency in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in the Company’s foreign operations. The Company generally expresses the impact of currency on net income on a year-over-year basis. During the fourth quarter of 2009 and for the full year 2009, the Company’s overall reported net income decreased by $12 million and $28 million, respectively, as a result of movements in foreign exchange rates.

32	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

  FOURTH QUARTER 2009 PERFORMANCE
The Company reported net income attributable to common shareholders of $296 million for the quarter ended December 31, 2009, compared with net income of $129 million in the fourth quarter of 2008. The Company reported operating income of $296 million for the fourth quarter of 2009 compared with an operating loss of $696 million in the fourth quarter of 2008.
Net income in the fourth quarter of 2009 reflected a return to more favourable market conditions including the positive impact of asset liability rebalancing, improvements in equity markets and increased interest rates. Net income in the fourth quarter also benefited from an overall tax recovery. These impacts were partially offset by net impairments, downgrades on the Company’s investment portfolio and lower asset reinvestment gains from changes in credit spreads.
Results in the fourth quarter of 2008 included an after-tax gain of $825 million related to the sale of the Company’s interest in Cl Financial, which was more than offset by the unfavourable impact of a steep decline in equity markets of $682 million, changes to asset default assumptions in anticipation of higher future credit-related losses of $164 million, asset impairments of $155 million, the impact of spread widening of $155 million and reserve increases for downgrades on the investment portfolio of $55 million.
Return on equity (ROE) for the fourth quarter of 2009 was 7.6% compared with 3.3% for the fourth quarter of 2008. The increase in ROE resulted from earnings per share of $0.52 compared to $0.23 in the fourth quarter of 2008.
PERFORMANCE BY BUSINESS GROUP
SLF Canada had net income of $243 million in the fourth quarter of 2009 compared to a loss of $55 million in the fourth quarter of 2008. Earnings in the fourth quarter of 2009 benefited from improved equity markets, the favourable impact of asset liability rebalancing, increased interest rates, and various tax-related items, including a one-time benefit of the tax rate reductions enacted in Ontario. Results in the fourth quarter of 2008 included charges of $203 million from the impact of declining equity markets, $75 million from declining interest rates, and $48 million related to asset default assumptions in anticipation of higher future credit-related losses. These decreases were partially offset by the favourable impact of asset liability rebalancing as well as the impact of favourable morbidity experience. Earnings in the fourth quarter of 2008 also included $17 million from the Company’s 37% ownership interest in Cl Financial, which the Company sold in the fourth quarter of 2008.
SLF U.S. had a loss of US$8 million in the fourth quarter of 2009 compared to a loss of US$576 million in the fourth quarter of 2008. Results in the fourth quarter of 2009 were driven primarily by losses in Annuities partially offset by favourable results in Individual Insurance and the Employee Benefits Group. The losses in the fourth quarter were attributable primarily to net credit impairments, reserve increases for downgrades on the investment portfolio, and lower asset reinvestment gains from changes in credit spreads. These losses were partially offset by the favourable impact of asset liability rebalancing, equity markets and increased interest rates. Results in the fourth quarter of 2008 were driven mainly by an increase in annuity reserves required by the impact of declining equity markets, the negative impact of credit spreads, reserve increases for downgrades on the investment portfolio, asset impairments and changes to asset default assumptions in anticipation of higher future credit-related losses.
MFS had net income of US$47 million in the fourth quarter of 2009, compared to net income of US$25 million in the fourth quarter of 2008. The increase in earnings from the fourth quarter of 2008 was primarily due to higher average net assets, which increased to US$181 billion in the fourth quarter of 2009 from US$133 billion in the fourth quarter of 2008 as a result of strong net sales and asset appreciation.
Fourth quarter net income for SLF Asia was $27 million compared to net income of $16 million in the fourth quarter of 2008. The increase in earnings from the fourth quarter of 2008 was primarily due to improved market conditions and favourable mortality and credit experience in Hong Kong.
The Corporate segment had a loss of $14 million in the fourth quarter of 2009 compared to net income of $817 million in the fourth quarter of 2008. SLF U.K. had a net income of $9 million in the fourth quarter of 2009 compared to net income of $40 million in the fourth quarter of 2008. The decrease of $31 million in SLF U.K. earnings was primarily as a result of the adverse impact of changes in interest rates and equity values, including hedge impacts. In Corporate Support, net losses in the fourth quarter of 2009 were $23 million compared to earnings of $777 million one year earlier. Corporate Support results in the fourth quarter of 2009 reflect favourable mortality experience in the Company’s life retrocession reinsurance business, offset by updates to policyholder behaviour in the run-off reinsurance business. Results in Corporate Support for the fourth quarter of 2008 include an after-tax gain of $825 million related to the sale of the Company’s interest in Cl Financial.
ADDITIONAL FINANCIAL DISCLOSURE
Revenues for the fourth quarter of 2009 were $5.0 billion, up $287 million from the comparable period a year ago. An improvement of $2.0 billion, from the increase in fair value of held for trading assets was partly offset by a reduction of $720 million from derivative income and a reduction in other investment income of $1.2 billion, which included a pre-tax gain of $1.0 billion on the sale of the company’s interest in Cl Financial in the fourth quarter of 2008. Fee income was also higher by $141 million in the fourth quarter of 2009 than 2008. Excluding the impact of currency and fair value changes in held-for-trading assets, fourth quarter 2009 revenue of $5.9 billion was $628 million lower than the same period a year ago with a reduction of $1.0 billion due to the gain on the sale of the Company’s interest in Cl Financial in the further quarter of 2008 partly offset by an increase in fee income of $219 million and premiums of $245 million mostly from increased life and annuity premiums.
Premium revenue was down by $5 million in the fourth quarter of 2009 compared to the same period one year ago, with a reduction of $250 million arising from the strengthening of the Canadian dollar against the U.S. dollar. The increase of $245 million, excluding the effect of currency, mostly arose from higher annuity premiums in SLF Canada and Life premiums in SLF U.S.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	33

Net investment income of $742 million was $151 million higher in the fourth quarter of 2009 compared to the same period a year ago. The changes in fair market value of held-for-trading assets and derivatives improved net investment income of $1.3 billion in the fourth quarter of 2009 compared to the same period in 2008. This improvement was partly offset by the reduction of $1.0 billion arising from the sale of the Company’s interest in Cl Financial included in the fourth quarter of 2008 investment income.
Fee income of $771 million in the fourth quarter of 2009 was up by $141 million compared to the same period in the previous year with a decrease of $78 million from the strengthening of the Canadian dollar relative to the U.S. dollar more than offset by increased fees in most of the Company’s operations.
AUM were $432.6 billion as at December 31, 2009, compared to $411.9 billion as at September 30, 2009. AUM increased $20.7 billion, primarily from:
(i)	net sales of mutual, managed and segregated funds of $7.1 billion;

(ii)	positive market movements of $9.8 billion; and

(iii)	an increase of $6.6 billion in segregated funds and $1.3 billion in general funds arising from the acquisition of the Lincoln Financial business in the United Kingdom; partially offset by

(iv)	a decrease of $4.2 billion from the strengthening of the Canadian dollar against foreign currencies.
  QUARTERLY INFORMATION
Key quarterly financial information for the two most recent fiscal years is summarized in the following table.

	2009				2008

($ millions, unless otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Common shareholders’ net income (loss)
Operating(1)	296	(140)	591	(186)	(696)	(396)	519	533
Reported	296	(140)	591	(213)	129	(396)	519	533
Diluted EPS (in dollars)
Operating(1)	0.52	(0.25)	1.05	(0.33)	(1.25)	(0.71)	0.91	0.93
Reported	0.52	(0.25)	1.05	(0.38)	0.23	(0.71)	0.91	0.93
Basic Reported in EPS (in dollars)	0.53	(0.25)	1.06	(0.38)	0.23	(0.71)	0.92	0.95
ROE annualized
Operating(1)	7.6%	-3.5%	14.9%	-4.7%	-17.9%	-10.2%	12.9%	13.4%
Reported	7.6%	-3.5%	14.9%	-5.5%	3.3%	-10.2%	12.9%	13.4%
Common shareholders’ net income (loss) by segment
SLF Canada	243	219	210	194	(55)	157	296	247
SLF U.S.	(9)	(413)	364	(407)	(679)	(533)	83	113
MFS	49	43	32	28	30	49	56	59
SLF Asia	27	13	19	17	16	(8)	12	13
Corporate	(14)	(2)	(34)	(45)	817	(61)	72	101

Total	296	(140)	591	(213)	129	(396)	519	533
Total revenue	4,993	8,831	8,720	5,028	4,706	2,560	4,411	3,886
Total AUM ($ billions)	433	412	397	375	381	389	413	415

(1)	Operating earnings, diluted operating EPS and operating ROE are non-GAAP measures and exclude the items described under the heading Non-GAAP Financial Measures on page 27.
THIRD QUARTER 2009
The Company reported a loss attributable to common shareholders of $140 million for the third quarter of 2009. The net loss in the quarter was largely as a result of the implementation of equity- and interest rate-related actuarial assumption updates of $513 million and reserve increases of $194 million for downgrades on the Company’s investment portfolio, partially offset by reserve releases of $161 million as a result of favourable equity markets.
Following the second quarter of 2009, the Company announced that it would review and update the equity and interest rate assumptions used to value its variable annuity, segregated fund and certain fixed annuity and individual life liabilities in the third quarter (equity and interest rate assumption updates). Equity-related assumption updates, which are part of an annual process to update the Company’s economic assumptions with recent data, were driven by the pronounced equity market volatility experienced over the previous year. The Company’s interest rate-related assumption updates in the third quarter of 2009 were driven primarily by new criteria provided by a committee of the Canadian Institute of Actuaries.
SECOND QUARTER 2009
Sun Life Financial reported net income of $591 million in the second quarter of 2009. Results in the quarter were favourably impacted by reserve releases as a result of higher equity markets, increased interest rates and the positive impact of narrowing credit spreads. Strong results from improvements in capital markets in the quarter were partially offset by increased reserves for downgrades on the Company’s investment portfolio, changes in asset default assumptions in anticipation of future credit-related losses, and credit impairments.

34	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER 2009
An operating loss of $186 million was reported for the first quarter of 2009. This operating loss did not include after-tax charges of $27 million for restructuring costs taken as part of the Company’s actions to reduce expense levels and improve operational efficiency. Including these restructuring costs, the Company reported a loss of $213 million. Results in the quarter were impacted by reserve strengthening, net of hedging, related to equity market declines, reserve increases for downgrades on the Company’s investment portfolio, and credit and equity impairments.
FOURTH QUARTER 2008
Sun Life Financial had net income of $129 million in the fourth quarter of 2008. Excluding the after-tax gain of $825 million related to the sale of the Company’s 37% interest in Cl Financial, the Company reported an operating loss of $696 million. Results for the quarter were most significantly impacted by the continued deterioration in global capital markets and included $682 million in charges related to equity markets, $365 million from asset impairments, credit-related write-downs and spread widening, as well as $164 million from changes to asset default assumptions in anticipation of higher future credit-related losses.
THIRD QUARTER 2008
A loss of $396 million was reported in the third quarter of 2008. The Company’s results were significantly impacted by a deterioration in global capital markets and included asset impairments and credit-related losses of $636 million, and $326 million of charges related to equity market impacts.
SECOND QUARTER 2008
The Company reported common shareholders’ net income of $519 million in the second quarter of 2008. Net income in the quarter was affected by a decline in equity markets in the Company’s U.S.-based businesses, the unfavourable impact of interest rate movements and associated hedges, wider credit spreads and credit-related allowances on actuarial reserving requirements, and credit-related losses on asset sales in SLF U.S., as well as the impact of higher interest rates and increased investment in growth in SLF Asia. These decreases were partially offset by favourable morbidity experience as well as the favourable impact of equity markets and higher interest rates in SLF Canada and changes in income tax liabilities in Corporate Support.
FIRST QUARTER 2008
Sun Life Financial reported common shareholders’ net income of $533 million for the first quarter of 2008. Net income in the quarter was adversely affected by the decline in equity markets in the Company’s North American businesses, the unfavourable impact of wider credit spreads in SLF U.S. and SLF Asia as well as credit-related allowances in SLF U.S. These decreases were partially offset by gains in SLF U.S., including positive interest rate and hedge experience in Annuities, reduced new business strain in Individual Insurance, and business growth in the Company’s U.S. Employee Benefits Group and the positive effect of income tax-related items in Corporate Support and SLF U.K.
  BUSINESS SEGMENT RESULTS
Sun Life Financial manages its operations and reports its financial results in five business segments as described on page 16 of this MD&A. The following section describes the operations and financial performance of SLF Canada, SLF U.S., MFS, SLF Asia and Corporate.
  SLF CANADA
  BUSINESS PROFILE
SLF Canada is a market leader with a client base representing one in five Canadians. Its distribution breadth, strong service and technology infrastructure and brand recognition provide an excellent platform for growth. SLF Canada’s three business units – Individual Insurance & Investments, Group Benefits and Group Wealth – offer a full range of protection and wealth accumulation products and services to individuals and corporate clients.
  STRATEGY
SLF Canada helps clients achieve lifetime financial security throughout their life stages by providing products and advice on insurance and investments through multiple distribution touch points. SLF Canada strengthens its sponsor and advisor partnerships with value-added insight, service and advice to offer increased value to these partners. Additional value is created by enhancing productivity and client service.
SLF Canada will grow its business organically by leveraging its strong brand recognition and client base of six million to offer additional value-added products and services. The Company will continue to build strategic partnerships to rapidly build capabilities to capitalize on opportunities.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	35

  2009 BUSINESS HIGHLIGHTS
•	Individual life and health insurance sales grew by 2% to $163 million and reflected a more profitable product mix. Sales of Individual fixed interest investment products, including accumulation annuities, GICs and payout annuities, grew by 83% to $1.0 billion for the full year 2009 over 2008.

•	Group Retirement Services (GRS) continued to build on its leadership position in the Defined Contribution (DC) industry capturing 41% of the total DC market activity in the first nine months of 2009, as recently reported by LIMRA. Pension rollover sales increased by 16% to $855 million, achieving a record level retention rate of 51% in 2009. GRS continued to deliver strong results, with overall sales increasing to $4.1 billion, an increase of 5% over 2008.

•	Group Benefits delivered strong sales results, with sales up 29% to $331 million for 2009. Group Benefits was also successful in retaining the federal Public Service Health Care Plan contract, the largest group plan in Canada. Sun Life also introduced the new My Life and My Health Choices program, easy-to-buy life and health insurance coverage for Plan members retiring or terminating from their group benefit plans.

•	Significant innovation took place during the year to broaden the Individual life, health, and wealth product suite as well as re-pricing and de-risking of segregated funds. In GRS, the new Defined Benefit Solutions business was launched, which offers de-risking solutions to defined benefit pension plan sponsors.

•	Operating expenses were reduced by 1% from 2008 levels, through a program of productivity improvements, while achieving sales growth and client satisfaction targets.
  FINANCIAL AND BUSINESS RESULTS
SUMMARY STATEMENT OF OPERATIONS

($ millions)	2009	2008	2007

Premiums	6,952	6,273	6,004
Net investment income	3,757	966	2,586
Fee income	698	688	695

Total revenue	11,407	7,927	9,285
Client disbursements and change in actuarial liabilities	8,777	4,986	6,149
Commissions and other expenses	1,803	1,846	1,868
Income taxes	(54)	435	200
Non-controlling interests in net income of subsidiaries and par policyholders’ income	15	15	18

Common shareholders’ net income(1)	866	645	1,050

(1)	Earnings in 2007 and 2008 included income of $146 and $117, respectively, from the Company’s 37% ownership interest in CI Financial, which the Company sold in the fourth quarter of 2008.
Full year earnings for SLF Canada were $866 million compared to $645 million for the same period last year. The increase in earnings of $221 million was mainly attributable to the improved equity markets, credit experience and product changes. This increase was partially offset by the negative impact of the implementation of equity- and interest rate-related actuarial assumption updates in the third quarter, lower gains from asset liability rebalancing and less favourable morbidity. Earnings in 2008 also included $117 million from the Company’s 37% ownership interest in CI Financial, which the Company sold in the fourth quarter of 2008.
Revenue for 2009 was $11.4 billion, an increase of 44% from 2008, with growth of $2.8 billion in net investment income and $679 million in premiums.
SLF Canada’s total AUM were $125.4 billion at the end of 2009, an increase of 12% from 2008 levels. Positive market performance was the primary contributor to the growth in AUM.
  RESULTS BY BUSINESS UNIT
INDIVIDUAL INSURANCE & INVESTMENTS
SLF Canada’s Individual Insurance & Investments strategy is to achieve profitable growth by expanding distribution touch points and providing a portfolio of products and services across both insurance and wealth, catering to the needs of clients and distribution partners at all points along the advice continuum.
Individual Insurance & Investments’ principal insurance products include universal life, term life, permanent life, critical illness, long-term care and personal health insurance. Its principal savings and retirement products include accumulation annuities, payout annuities and segregated funds, including the SunWise Elite Plus funds. These products are marketed through a distinctive, multi-channel distribution model consisting of the exclusive Sun Life Financial Advisor Sales Force and wholesale distribution channels. The Sun Life Financial Advisor Sales Force also distributes mutual funds. Selected products including accidental death insurance and personal health insurance are marketed directly to the Individual client base in partnership with the advice channels.
COMMON SHAREHOLDERS’ NET INCOME BY BUSINESS UNIT ($ millions)

36	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Individual Insurance & Investments’ earnings increased to $480 million in 2009 from $224 million in 2008 mainly due to the improvement of equity markets and product changes. These were partly offset by the implementation of equity- and interest rate-related assumption updates in the third quarter of 2009, lower gains from asset liability rebalancing and lower earnings due to the sale of the Company’s ownership interest in Cl Financial.
Despite challenging economic conditions, Individual life and health insurance sales increased by 2% to $163 million for the year ended December 31, 2009. The Sun Life Financial Advisor Sales Force grew to over 3,550 advisors, managers, and specialists.
Individual Wealth sales, excluding mutual funds, increased by $46 million, or 2%, to $3.1 billion in 2009 from higher guaranteed sales. Sales of guaranteed interest products (payout annuities, accumulation annuities, GICs) increased 83% over 2008 to $1.0 billion. Segregated fund sales decreased by $408 million, or 16%, over 2008. Mutual fund sales decreased by $277 million, or 24% over 2008.
GROUP BENEFITS
SLF Canada’s Group Benefits business unit is a leading provider of group life and health insurance products in Canada, providing services to approximately 13,000 employers with a market share of 22% (based on in-force premiums and premium equivalents for the year ended December 31, 2008). Group Benefits provides life, dental, drug, extended health care, disability and critical illness benefit programs to employers of all sizes, as well as post-employment life and health plans to individual plan members. Group Benefits leads in innovation, competing on the strength of an industry-leading technology platform, a unique Total Benefits offering and integrated health, wellness and disability management capabilities (Healthy Returns™). Group Benefits products are marketed and distributed across Canada by experienced sales representatives in collaboration with independent advisors and benefits consultants.
Group Benefits 2009 net income of $233 million decreased by $51 million over 2008 primarily due to less favourable morbidity experience. Based on the 2008 Fraser Study, Group Benefits retained the number two market share position for overall business in-force in Canada and continues to focus on customer service and productivity.
New annualized premiums and premium equivalents, increased by $75 million to $331 million in 2009. Client retention remained strong, with cancellation rates at 4% of premium and premium equivalents. This led to business in-force increasing by 5% from December 31, 2008, to $6.9 billion as at December 31, 2009.
GROUP WEALTH
SLF Canada’s Group Wealth business unit consists of the GRS operation as well as the Company’s 66% economic interest in McLean Budden Limited, a premier institutional provider of investment management services in Canada. With a 36% market share(1), GRS is the leading provider of defined contribution plans in Canada, serving over one million Plan participants at the end of 2009. GRS also offers other group retirement services and products, including investment-only segregated funds and fixed rate annuities, stock plans, group life annuities, pensioner payroll services and solutions for de-risking defined benefit pension plans.
GRS’s solutions meet the complex plan and service requirements of medium to large organizations, while providing cost-effective solutions to the small employer market. GRS continues to launch innovative solutions to meet the emerging needs of the pension market to further enhance its leadership position. GRS distributes its products and services through a multi-channel distribution network of pension consultants, advisors and teams dedicated to the rollover sector and defined benefit solutions.
Group Wealth net income increased to $153 million in 2009 from $137 million in 2008 primarily from the favourable impact of capital markets, partially offset by lower gains from asset liability rebalancing. GRS sales increased 5% in 2009, exceeding the $4 billion mark. The strong sales growth in 2009 included the GRS Defined Benefit (DB) Solutions area, which had a successful first full year of operation, contributing to a 57% increase in payout annuity sales to $427 million.
GRS sales also continued to benefit from the offering of rollover products to members leaving defined contribution plans as rollover sales reached $855 million in 2009 and the asset retention rate reached a record level of 51%.
GRS assets under administration of $43.8 billion in 2009 grew by 21% over 2008 with strong sales results, ongoing member contributions and improved equity markets.
  2010 OUTLOOK AND PRIORITIES
Three large Canadian insurers, including SLF Canada, account for over 60% of the life, health and annuity segments in Canada as measured by premiums. The key differentiators in today’s market include a strong capital position and brand profile, strong distribution capabilities and economies of scale to support investment in technology, product innovation and client service.
Improved equity markets with continued volatility as well as narrower credit spreads characterized the business environment in 2009. Ongoing financial market volatility, historically low interest rates and higher unemployment rates will create a challenging operating environment in 2010.
In 2010, SLF Canada will continue to focus on growing its operations, strengthening distribution capabilities and providing value added products and services to its diverse client base.
In Individual Insurance and Investments, the Company will increase profitable sales through the Sun Life Financial Advisor Sales Force and Wholesale distribution partners with a focus on lifetime relationships, holistic advice and product development.
SLF Canada’s group businesses will grow profitability by increasing sales in the small and medium-sized case markets.

(1)	As measured by Benefits Canada magazine’s 2009 Defined Contribution Plan Survey released in December 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	37

Additional sales growth will be achieved by leveraging product and service capabilities and the relationships with group plan members through voluntary benefit offerings, by building on the success of the rollover business in both GRS and Group Benefits, and by continuing to develop alternative distribution methods.
SLF Canada will continue to emphasize risk management including further re-design of its segregated fund products, by maintaining and enhancing its hedging strategies, and by actively managing its disability income business. SLF Canada will continue to focus on improvements in productivity through disciplined expense management while maintaining a high level of client satisfaction.
  SLF U.S.
  BUSINESS PROFILE
SLF U.S. delivers protection, wealth accumulation and retirement income products to individuals and businesses through its three business units. The Annuities business unit offers variable annuities, fixed annuities and investment management services. The Individual Insurance business unit offers protection products to affluent individuals and small business owners, such as single and joint universal life, variable universal life and corporate-owned life insurance (COLI). The Employee Benefits Group (EBG) offers group life insurance, short-term and long-term disability insurance, medical stop-loss insurance, dental insurance and voluntary worksite products.
  STRATEGY
SLF U.S. will drive profitable growth through strong distribution relationships, market-driven product solutions, enhanced risk and capital management capabilities, and focused execution. SLF U.S. supports its strategy by investing in distribution, product development, brand development, advertising and marketing campaigns as well as through continuous improvements in operational efficiency.
SLF U.S. provides valued-added products to help its customers achieve lifetime financial security. These products leverage SLF U.S.’s investment and risk management expertise to meet customers’ changing needs.
SLF U.S. distributes these products through a wholesale distribution force supported by a centralized relationship management model that continues to increase sales penetration by firm and channel. SLF U.S. builds strong partnerships with its distributors, providing them with a broad range of product solutions, exceptional service, and marketing support, and tools to grow their business and increase SLF U.S.’s market share.
SLF U.S. has aligned its operating model to increase organic growth and achieve additional scale through focused acquisitions. While pursuing its strategy, SLF U.S. is committed to controlling expenses and improving operational efficiency. In addition, SLF U.S. continues to monitor and respond to the economic environment.
  2009 BUSINESS HIGHLIGHTS
•	Recommendations from a strategic review initiated in the fourth quarter of 2008 have been implemented, and have resulted in a greater focus in SLF U.S.’s core businesses and a centralized distribution and marketing platform to drive top-line growth.

•	Focused execution, as well as increased distributor and customer focus has resulted in sales in core lines well above industry growth rates. Total domestic sales in 2009 were up more than 35% compared to 2008, with domestic variable annuities up almost 60% and domestic individual life sales up 6%. Variable annuities market share increased from 1.46% at the end of the fourth quarter of 2008 to 3.53% at the end of the third quarter of 2009.

•	Substantial changes were implemented throughout 2009 to further improve SLF U.S. variable annuity products’ overall risk profile and profitability, including modifications to product design, investment allocation and price.

•	SLF U.S. initiated its first brand awareness campaign. The multi-media campaign employs television, print, and on-line advertising to increase awareness of the Sun Life Financial brand in the United States, including sponsorship of “Cirque du Soleil” and the “Frozen Fenway” ice hockey event.

•	SLF U.S. maintained its focus on expense management and operational efficiency, holding overall expenses relatively flat in 2009 while engaging in significant talent recruitment, technology upgrades, distribution improvements marketing campaigns and brand development.

38	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

  FINANCIAL AND BUSINESS RESULTS
SUMMARY STATEMENT OF OPERATIONS

(US$ millions)	2009	2008	2007

Premiums	5,989	5,395	5,163
Net investment income	3,773	(2,279)	1,422
Fee income	508	522	691

Total revenue	10,270	3,638	7,276
Client disbursements and change in actuarial liabilities	9,397	3,404	4,664
Commissions and other expenses	1,745	1,678	1,914
Income taxes	(435)	(561)	142
Non-controlling interests in net income of subsidiaries and par policyholders’ income	3	–	3

Common shareholders’ net income	(440)	(883)	553

SELECTED FINANCIAL INFORMATION

(C$ millions)

Total revenue	11,714	3,817	7,830
Common shareholders’ net income (loss)	(465)	(1,016)	581

For the year ended December 31, 2009, SLF U.S. reported a loss of $465 million, compared to a loss of $1,016 million reported in 2008.
On a U.S. dollar basis, SLF U.S. had a loss of US$440 million in 2009 compared to a loss of US$883 million in 2008. Losses were lower primarily due to reserve releases attributable to favourable equity markets during 2009 and a lower level of net credit impairments relative to 2008, offset by increases in reserves for downgrades on the investment portfolio, reserve strengthening in Individual Insurance for updates to policyholder behaviour assumptions, and the implementation of equity- and interest rate-related assumption updates in the third quarter of 2009. Results in 2009 also included a tax benefit based on the domestic U.S. tax rate of 35%, adjusted for the release of a valuation allowance against deferred tax assets associated with investment losses, as well as other tax benefits.
Total revenue for the year ended December 31, 2009, was US$10.3 billion, an increase of US$6.6 billion from 2008 primarily due to increases in net investment income and premiums. Improvements in net investment income was largely due to fair value gains on held-for-trading assets and non-hedging derivatives during 2009 of US$2.1 billion, compared to a US$4.1 billion decrease in 2008. The increase in premiums was due predominantly to strong fixed annuity sales in 2009.
COMMON SHAREHOLDERS’ NET INCOME BY BUSINESS UNIT (US$ millions)

SLF U.S.’s 2009 sales were US$6.4 billion, up 33% from 2008. Growth initiatives and enhanced distribution resulted in improved Annuities sales performance. Domestic variable annuity sales were US$3.2 billion in 2009, an increase of 61% from 2008. Sales of core products in Individual Insurance were up 10% over 2008. However, total sales in Individual Insurance were down 23% for 2009 due to lower sales of non-core products, primarily bank-owned life insurance (BOLI).
Total assets under management were US$66.9 billion as at December 31, 2009, up 9% from 2008 on equity market improvement and positive net sales.
  RESULTS BY BUSINESS UNIT
ANNUITIES
The SLF U.S. Annuities business unit provides variable and fixed annuity products and investment management services. Through the end of 2009 Annuities also provided fixed index annuity products. The Annuities business unit is an integral part of the SLF U.S. growth platform. Extensive distribution, strong brand development, effective risk management and industry-leading customer service capabilities support its suite of products.
Annuities had a loss of US$403 million for the year ended December 31, 2009, compared to a loss of US$1,031 million for the full year 2008. Losses were lower largely due to a decrease in annuity reserves as a result of favourable equity markets, a lower level of net credit impairments relative to 2008 and the positive impact of narrower credits spreads on fixed annuity reserves, partially offset by reserve increases for downgrades on the investment portfolio, and the implementation of equity and interest rate-related assumption updates in the third quarter of 2009.
Annuity sales were US$5.5 billion during 2009 compared to US$3.9 billion in 2008. The increase was primarily due to strong variable annuity sales driven by a disciplined sales force and competitive product offerings.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	39

INDIVIDUAL INSURANCE
SLF U.S.’s Individual Insurance business unit offers protection products to affluent individuals and small- to mid-sized business owners, including single and joint universal life and variable universal life. In addition to these core products, Individual Insurance offers corporate owned life insurance (COLI). The business unit accesses its target customers through brokerage general agents and third-party intermediaries.
Individual Insurance incurred a loss of US$159 million in 2009 compared to earnings of US$73 million in 2008. The decrease in earnings was largely due to an increase in Individual Life reserves attributable to narrowing reinvestment rates, the implementation of equity- and interest-related assumption updates in the third quarter of 2009, and reserve strengthening for updates to policyholder behaviour assumptions. The decrease was partially offset by favourable interest rate movements.
Sales of Individual Insurance core products increased by 10% as a result of a focus on core business. Overall sales in Individual Insurance were US$238 million, a decrease of 23% as compared to 2008 largely due to lower sales of non-core products, primarily BOLI.
EMPLOYEE BENEFITS GROUP
SLF U.S.’s EBG business unit leverages its strong underwriting expertise and extensive distribution capabilities to provide group life, long-term and short-term disability, medical stop-loss, and dental insurance to over 10 million group plan members. It currently provides customer-focused products and services to meet the group insurance needs of small- to medium-sized companies, including voluntary worksite products. The business unit’s group insurance products are marketed and distributed by more than 180 sales representatives in 34 regional sales offices across the United States. These representatives maintain close relationships with independent brokers and consultants who deal directly with employers.
EBG earnings in 2009 were US$122 million, compared to earnings of US$75 million in 2008. The increase was primarily due to the favourable impact of increasing interest rates and claims experience.
Business in-force of US$2.1 billion as at December 31, 2009, was unchanged relative to the prior year as positive net sales were offset by reductions in the block due to the impact of a challenging economic environment on wage rates and employment levels.
  2010 OUTLOOK AND PRIORITIES
SLF U.S. operates in the highly competitive U.S. life insurance industry, in which the top 10 companies hold over 50% of the overall market share in all markets in which SLF U.S. competes. The importance of operational scale has increased in the current business environment, and insurers are more likely to pursue scale through acquisition or consolidation in the near term. Insurers also are likely to take advantage of organic growth opportunities presented as a result of recent demographic and economic trends. Factors such as global economic weakness, high unemployment, low interest rates, and volatile financial markets are expected to continue to impact the U.S. business environment through 2010.
Several key trends provide unique opportunities for SLF U.S. to grow its core businesses. The trend to place more responsibility for retirement savings and income with individuals combined with increased market volatility and uncertainty provides opportunities to grow the Annuities business unit, which provides wealth accumulation and guaranteed retirement income solutions. The longer-term needs of baby boomers to transfer wealth to their children in a tax efficient manner will provide growth opportunities for Individual Insurance. As employers continue to shift the costs of providing benefits to employees to stem rising heath care costs, EBG has an opportunity to increase its voluntary benefits business.
To capitalize on the current business environment and trends, SLF U.S. will drive sustainable and profitable organic growth by developing new products that satisfy consumer needs while effectively managing risk. SLF U.S. will maintain its focus on strengthening distribution capabilities and investing in marketing and brand development to support the growth of all of its businesses. Effective risk management and continuous improvements in operational efficiency remain ongoing top priorities.
  MFS INVESTMENT MANAGEMENT
  BUSINESS PROFILE
MFS is a global asset management company, which offers products and services that address the varying needs of investors over time. Individual investors have access to MFS advisory services through a broad selection of financial products including mutual funds, variable annuities, separately managed accounts, college and retirement savings plans, and offshore products. Financial intermediaries that provide sales support, product administration and client services distribute these products. MFS services institutional clients by providing asset management services for corporate retirement plans, separate accounts, public or government funds and insurance company assets. Institutional clients are serviced through a direct sales force and a network of independent consultants.
  STRATEGY
MFS’s strategy is to grow the business by continually exceeding clients’ expectations with superior investment performance. As distribution of retail funds continues to move toward platform-driven sales, long-term investment performance has become even more important. MFS will continue to challenge the structure of its investment process and add research talent to ensure that high investment performance is maintained across a universe of securities that is becoming more geographically dispersed.
Expansion of institutional products and sales are also important elements of MFS’s strategy. Over the last few years, MFS has seeded a number of institutionally focused investment products that are designed to better meet the market separation of investment performance linked to an index and investment performance based on active management of investment products. MFS has and will continue to add investment talent to support the expanded product set and wholesalers to expand distribution capabilities geographically.

40	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

  2009 BUSINESS HIGHLIGHTS
•	MFS had a record year for sales, with gross sales totalling US$48.5 billion.

•	MFS had its strongest net flows in domestic retail mutual funds since 2001, including nine consecutive months of net inflows which led to US$3.6 billion of net inflows in 2009.

•	Managed fund gross sales of US$26.7 billion in 2009 were 50% higher than in 2008.

•	U.S. retail investment performance continued to be strong during 2009, with 83% of MFS’s fund assets ranking in the top half of their respective three-year Lipper categories as at December 31, 2009.
  FINANCIAL AND BUSINESS RESULTS
SUMMARY STATEMENT OF OPERATIONS

(US$ millions)	2009	2008	2007

Total revenue	1,106	1,308	1,573
Commissions and other expenses	875	985	1,123
Income taxes	89	128	173
Non-controlling interests in net income of subsidiaries	6	9	15

Common shareholders’ net income	136	186	262

SALES

(US$ billions)	2009	2008	2007

Gross	48.5	36.0	42.7
Net	18.9	(5.8)	(4.0)
Pre-tax operating profit margin ratio	26%	30%	36%

Average net assets (US$ billions)	153	172	198

SELECTED FINANCIAL INFORMATION

(C$ millions)	2009	2008	2007

Total revenue	1,251	1,381	1,687
Common shareholders’ net income (loss)	152	194	281

MFS common shareholders’ net income of $152 million for 2009 declined $42 million, or 22%, from $194 million in 2008. Despite ending assets under management at December 31, 2009, that were US$53 billion higher than December 31, 2008, lower average net assets of US$19 billion for the year impacted MFS’s margin by 4%.
On a U.S. dollar basis, earnings fell by US$50 million, or 27%, to US$136 million in 2009 mostly due to lower fee income earned on lower average net assets.
Fee income of US$1.1 billion in 2009 fell by US$210 million from 2008 levels on lower average net assets. The advisory revenue portion of fee income fell by 12% to US$855 million, consistent with the percentage drop in average net assets during 2009. Other sales and servicing revenues declined, primarily due to the impact of both a lower distribution effective fee rate and lower average net assets.
AUM ended 2009 at US$187 billion, an increase of 40% for the year mainly due to favourable market performance of US$34.1 billion and net inflows of US$18.9 billion (inflows of US$4.8 billion and US$14.1 billion, respectively, for retail mutual funds and managed funds) during 2009.
ASSETS UNDER MANAGEMENT BY CATEGORY (US$ billions}

  2010 OUTLOOK AND PRIORITIES
There are a number of factors in the external environment that make the global investment management industry highly competitive and impact an organization’s ability to thrive. A few large players dominate the United States retail mutual funds sector and the portion of market share available to small- and medium-sized organizations continues to decline.
Lingering effects from the credit crisis kept investors on the sidelines through the first part of 2009. As signs of a recovery surfaced, investors gradually moved back into the market, first into conservative investments and, by year’s end, into equities. It is expected that this trend will continue into 2010 with investors showing a renewed appetite for traditional long-only investment management.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	41

The institutional market continues to become more price sensitive, though willing to pay a premium for concentrated strategies and those that can deliver greater absolute returns. In the retail market, the migration to intermediary platforms continues to amplify the importance of investment performance and service quality. The increase in platform sales reduces traditional distribution fees, further pressuring the smaller participants in the retail market.
In 2010, MFS will continue to focus on its investment, distribution and service platforms. MFS will invest in its global research capabilities to help expand into long-short and regional investment products. MFS will broaden its distribution in international markets while adding client relationship resources globally. Finally, MFS will invest in technology and service, making its existing clients its highest priority.
  SLF ASIA
  BUSINESS PROFILE
SLF Asia operates through subsidiaries in the Philippines, Hong Kong and Indonesia as well as joint ventures with local partners in India, Indonesia and China. These five markets hold about 70% of the total Asian population. The Regional Office in Hong Kong facilitates the sharing of best practices and resources throughout the SLF Asia operations.
Individual life and health insurance products are offered in all five markets, with group life insurance being offered in India and Hong Kong. Pensions and retirement products are offered in the Philippines, Hong Kong, China and India, and mutual funds are sold in the Philippines and India. These protection and wealth products are distributed to middle- and upper-income individuals, groups and affinity clients through multi-distribution channels, with agency remaining the largest distribution channel.
  STRATEGY
SLF Asia’s strategy is to gain scale rapidly in each of the markets where it operates and develop into a significant long-term revenue and earnings growth operation. As such, SLF Asia is increasing the speed to market for new and innovative products, developing alternative distribution channels such as bancassurance and telemarketing as well as leveraging the Company’s existing asset management capability in Asia and globally. The local initiatives will complement the leveraging of Sun Life Financial’s worldwide resources to bring industry-leading products, services and best practices to Asia.
  2009 BUSINESS HIGHLIGHTS
•	In Indonesia, a new bancassurance joint venture with CIMB Group was established. CIMB Niaga Bank is one of the largest banks in Indonesia, with over 600 branches and three million customers. Since its launch in July 2009, the operation has recorded strong sales through the in-branch and telemarketing channels.

•	On July 29, 2009, the Company announced the restructuring of its insurance joint venture in China. The repositioning of Sun Life Everbright as a domestic insurer will help drive expansion in China’s financial services market and enable the Company to fully leverage China Everbright Bank’s broad distribution.

•	Sun Life Hong Kong expanded its alternative distribution channels, with bancassurance sales increasing by 118% in 2009 compared to 2008 and contributing 25% of total individual life sales in 2009 compared to 11% in 2008. Sales from financial intermediaries were also up by 65% in 2009 compared to 2008.

•	In India, Birla Sun Life Asset Management Company Limited was awarded the industry’s prestigious “Mutual Fund House of the Year” award for the second consecutive year, a first in the Indian Mutual Fund Industry. The business continued to have strong momentum with assets under management and gross sales growth of 48% and 72% in 2009, respectively, over 2008 on a local currency basis.
  FINANCIAL AND BUSINESS RESULTS
SUMMARY STATEMENT OF OPERATIONS

($ millions)	2009	2008	2007

Premiums	848	726	629
Net investment income	846	(318)	255
Fee income	119	90	93

Total revenue	1,813	498	977
Client disbursements and change in actuarial liabilities	1,314	64	501
Commissions and other expenses	402	379	330
Income taxes	21	22	23

Common shareholders’ net income	76	33	123

Full year 2009 earnings of SLF Asia were $76 million compared to $33 million for last year. The increase in earnings was mainly due to improved market conditions in 2009 and favourable mortality and credit experience in Hong Kong.

42	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

SLF Asia’s total revenue increased by 264% to $1,813 million in 2009 compared to $498 million in 2008, reflecting the favourable impact of $486 million in fair value changes on held-for-trading assets and non-hedging derivatives in 2009 as compared to an unfavourable impact of $646 million in 2008.
Despite the challenging market conditions, SLF Asia’s individual life insurance sales for 2009 grew by 4% over 2008 in Canadian dollars, driven by continued growth in India and China, partly offset by a slowdown of sales in other markets. Customers are still cautious about investment-linked products due to the market volatility, though the slower sales in these products were compensated by the growing demand for traditional insurance products. To capture the opportunities created by the economic challenges, the Company continues to build alternate distribution channels, leverage a more balanced product portfolio, and increase efficiency and productivity while maintaining customer focus.
INDIVIDUAL LIFE SALES(1) ($ millions}

  RESULTS BY BUSINESS UNIT
HONG KONG
The Company’s Hong Kong operations have been building a strong presence in the region by offering a full range of products to address protection and savings needs. Individual life and health insurance, mandatory provident funds (the government-legislated pension plan), and pension administration are offered to individuals and businesses through a multi-channel distribution system that includes a career agency force, bancassurance, and independent financial advisors.
Impacted by the change in economic conditions, total individual life sales were down by 6% in 2009 compared to 2008, on a local currency basis. The mandatory provident fund and pension administration net sales increased by 39% over 2008 and assets under management grew by 44% over 2008.
PHILIPPINES
Sun Life Financial’s Philippines operations, established in 1895, distribute a diverse range of protection and savings products largely through their proprietary career agency sales force. The Company offers individual life and health insurance products, savings products as well as mutual funds to individuals and institutions. Sun Life Financial’s Philippines operations are considered one of the strongest and most stable insurance companies in the market.
Individual insurance sales were down by 11% compared to 2008, on a local currency basis, as market volatility reduced demand for investment-linked products.
INDONESIA
SLF Asia’s Indonesian operations provide both individual life and health insurance to individuals through the Company’s wholly-owned subsidiary P.T. Sun Life Financial Indonesia and the Company’s joint venture CIMB Sun Life. P.T. Sun Life Indonesia distributes nationwide through its career agency sales force, bancassurance partners and telemarketing; while the joint venture company, CIMB Sun Life serves CIMB Niaga Bank’s customers on an exclusive basis for most insurance products.
Amid the difficult market conditions and weaker demands for insurance products, total individual insurance sales were down 22% compared to 2008. However, there was strong growth in total telemarketing sales, where sales in 2009 increased by 76% over the same period last year.
INDIA
Birla Sun Life Insurance Company Limited (Birla Sun Life Insurance), the Company’s insurance joint venture with the Aditya Birla Group in India, provides a full range of individual and group protection, savings and retirement products through a multi-channel distribution network, including a career agency sales force, bancassurance distribution, brokers and worksite marketing.
In addition, Birla Sun Life Asset Management Company Limited, Sun Life’s asset management joint venture in India, offers a full range of mutual fund products to both individuals and institutional investors. Independent financial advisors and banks distribute Birla Sun Life’s mutual funds to the retail sector, while the direct distribution serves corporate clients.
Birla Sun Life Insurance’s individual insurance sales were up 10% in 2009 compared to 2008, on a local currency basis. Despite the market downturn, Birla Sun Life Asset Management Company Limited grew its assets under management by INR 182 million, or 48%, reaching INR 562 million at December 31, 2009.
CHINA
Sun Life Everbright Insurance Company Limited, the Company’s joint venture with the China Everbright Group, operates a multi-distribution model that combines a direct career agency, financial consultants, telemarketing and several bancassurance alliances to sell individual life and health insurance, and savings products. The Company operates with seven branches and in 18 cities.
Sales of individual insurance products were up 10% compared to 2008, on a local currency basis, with the bancassurance and telemarketing channels experiencing strong sales growth of 24% and 126%, respectively.
On July 29, 2009, the Company entered into an agreement with the China Everbright Group to introduce strategic investors to Sun Life Everbright. Once the restructuring is complete, the Company’s ownership is expected to be reduced from 50% to a less than 25% interest in the restructured and repositioned company.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	43

  2010 OUTLOOK AND PRIORITIES
The life insurance markets in which SLF Asia operates range from the developing and increasingly competitive markets, such as India and China, to the more mature markets of the Philippines and Hong Kong. Overall the life industry at both the regional and country level continued to evolve rapidly, with a number of players exiting selected markets in 2009, but many more increasing their investment and commitment to the region, such as Sun Life. While agency continued to be the primary distribution channel in Asia, the bancassurance channel has been increasingly gaining market share with strong growth potential.
The global financial crisis and the equity markets’ downturn have driven consumer demand from investment-linked to traditional protection products. Along with this shift, regulatory oversight on consumer protection has increased primarily related to investment-linked products and their sales practices, as well as insurer’s capital adequacy. While the market significantly recovered during 2009, the Company continues to expect a challenging operating environment in 2010, but with opportunities for prepared and quality players to significantly outperform their peers.
SLF Asia will continue to leverage the Customer Journey initiative to create a consistent and high-quality customer experience that reflects the Company’s brand promises through every touchpoint and to launch innovative products reflecting each market’s specific and evolving needs over time, and further enhance its Internet services platform to create better customer experiences. SLF Asia will continue to enhance and diversify distribution management, implementing best practices in such areas as agency recruitment and training, and further expanding alternative channels such as bancassurance and telemarketing. Continued enhancement of risk management and operational efficiency will also remain a priority to further streamline the operations and enhance the platform that supports future growth across the region.
  CORPORATE
The Corporate segment includes the results of SLF U.K. and Corporate Support operations that include the Company’s reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments.
The Company’s reinsurance businesses consist of life retrocession and run-off reinsurance. The life retrocession business consists primarily of reinsurance of individual life, with additional coverage including critical illness, group, corporate owned life insurance, and longevity. Run-off reinsurance is a closed block of reinsurance assumed from other insurers. Coverage includes individual disability income, long-term care, group long-term disability and personal accident & medical on the health side, as well as guaranteed minimum income benefit and guaranteed minimum death benefit coverage.
  FINANCIAL AND BUSINESS RESULTS
SUMMARY STATEMENT OF OPERATIONS(1)

($ millions)	2009	2008	2007

Premiums	849	851	963
Net investment income	504	1,056	421
Fee income	34	33	25

Total revenue	1,387	1,940	1,409
Client disbursements and change in actuarial liabilities	1,231	1,138	974
Commissions and other expenses	280	87	209
Income taxes	(108)	(285)	(28)
Non-controlling interests in net income of subsidiaries	–	1	1
Dividends paid to preferred shareholders	79	70	69

Common shareholders’ net income	(95)	929	184
Special items(2)	27	(825)	61

Operating earnings	(68)	104	245

(1)	Including consolidation adjustments related to activities between segments.

(2)	See Non-GAAP Financial Measures on page 27.

For the year ended December 31, 2009, Corporate reported a loss of $95 million compared to net income of $929 million in 2008. Net income in Corporate Support in 2009 was $784 million lower than the prior year, which benefited from an after-tax gain of $825 million related to the sale of the Company’s interest in Cl Financial in the fourth quarter of 2008. Corporate Support results were favourably impacted in 2009 by investment-related gains and improved performance in the Company’s life retrocession business.
     COMMON SHAREHOLDERS’ NET INCOME BY BUSINESS UNIT ($ millions)

44	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

SLF U.K.
SLF U.K. has approximately 1 million in-force life and pension policies, which constitute a run-off block of business, together with a nascent capability to sell new business. Most administrative functions have been outsourced to external service providers, which are managed by an in-house management team.
For the year ended December 31, 2009, SLF U.K. had a net loss of $31 million compared with net income of $209 million in 2008. The decrease in SLF U.K. earnings was primarily the result of reserve increases for downgrades on the investment portfolio and the adverse impact of changes in interest rates and equity values and the negative impact of the implementation of equity- and interest rate-related actuarial assumption updates in the third quarter of 2009.
On October 1, 2009, the Company completed the acquisition of the U.K. operations of Lincoln National Corporation. The combined operations have doubled SLF U.K.’s policies in-force and carry the Sun Life Financial of Canada name, a brand that has been active in the U.K. for more than a century.
  INVESTMENTS
The Company strives to ensure that all general fund investments are properly aligned with business objectives, meeting policyholder obligations, and adequate liquidity is maintained at all times. The Risk Review Committee of the SLF Inc. Board of Directors approves policies that contain prudent standards and procedures for the investment of the Company’s general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee. The Investment Oversight Committee of the SLF Inc. Board of Directors oversees investment policies, practices, procedures and controls related to management of the general fund investments portfolio, the approval and monitoring of the annual Investment Plan and monitoring of the investment performance of enterprise pension and savings plans.
  INVESTMENT PROFILE
The Company had total general fund-invested assets of $108.2 billion as at December 31, 2009. The majority of the Company’s general funds are invested in medium- to long-term fixed income instruments, such as bonds and mortgages. The Company’s portfolio composition is conservative, with 86% of the general funds in cash and fixed income investments. Stocks and real estate comprised 5% and 4% of the portfolio, respectively. The remaining 5% of the portfolio is comprised of policy loans, derivative assets, and other invested assets.
Additional details on the Company’s investments are provided in Notes 5 and 6 to SLF Inc.’s 2009 Consolidated Financial Statements.
INVESTMENTS

	2009			2008
	Carrying	Fair	% of total	Carrying	Fair	% of total
($ millions)	value	value	carrying value	value	value	carrying value

Held-for-trading bonds	51,634	51,634	48	48,458	48,458	45
Available-for-sale bonds	9,673	9,673	9	10,616	10,616	10
Mortgages and corporate loans	19,449	19,941	18	22,302	22,485	21
Held-for-trading stocks	4,331	4,331	4	3,440	3,440	3
Available-for-sale stocks	635	649	1	1,018	1,020	1
Real estate	4,877	5,124	4	4,908	5,812	5
Policy loans	3,303	3,303	3	3,401	3,401	3
Cash, cash equivalents and short-term securities	11,868	11,868	11	8,879	8,879	8
Derivative assets	1,382	1,382	1	2,669	2,669	3
Other invested assets including held-for-trading and other available-for-sale invested assets	1,077	1109	1	1,187	1,230	1

Total invested assets	108,229	109,014	100	106,878	108,010	100

BONDS
The Company’s bond portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains diversified and matched to actuarial liabilities by duration. As at December 31, 2009, the Company held $61.3 billion of bonds, which constituted 57% of the Company’s overall investment portfolio. Consistent with the credit environment, the overall quality of the bond portfolio deteriorated during 2009 as a result of downgrades across the credit quality spectrum. The deterioration in quality was partially mitigated by portfolio repositioning. Bonds with an investment grade of “A” or higher represented 67%, and bonds rated “BBB” or higher represented 96% of the total bond portfolio as at December 31, 2009, down from 97% at December 31, 2008.
As at December 31, 2009, the Company held $13.2 billion of non-public bonds, which constituted 22% of the Company’s overall bond portfolio, compared with $12.7 billion, or 21%, as at December 31, 2008. Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 73% of the total bond portfolio as at December 31, 2009, compared to 75% as at December 31, 2008.
The Company’s bond portfolio as at December 31, 2009, included $14.5 billion in the financial sector, representing approximately 24% of the Company’s bond portfolio, or 13% of the Company’s total invested assets. This compares to $15.5 billion as at December 31, 2008. The $1 billion decrease in the value of financial sector bond holdings was the combined result of the strengthening Canadian dollar, sales and maturities, and higher interest rates, partially offset by narrowing credit spreads.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	45

2009 BONDS BY SECTOR	BONDS BY INVESTMENT GRADE

The Company’s bond portfolio as at December 31, 2009, included $4.2 billion of asset-backed securities reported at fair value, representing approximately 7% of the Company’s bond portfolio, or 4% of the Company’s total invested assets. This compares to $5.1 billion as at December 31, 2008. The $0.9 billion decrease in the value of asset-backed securities was primarily the result of net sales and maturities, the strengthening Canadian dollar and higher interest rates partially offset by narrowing credit spreads. Over the course of 2009, the credit quality of the Company’s asset-backed securities deteriorated as a result of downgrades.
ASSET-BACKED SECURITIES

	2009			2008
	Amortized	Fair	BBB and	Amortized	Fair	BBB and
($ millions)	cost	value	higher	cost	value	higher

Commercial mortgage-backed securities	2,219	1,772	92.9%	2,820	1,889	99.7%

Residential mortgage-backed securities

Agency	735	768	100%	1,108	1,138	100.0%

Non-agency	1,318	886	80.2%	1,773	1,092	98.4%

Collateralized debt obligations	243	169	34.9%	449	215	80.8%

Other*	729	571	80.6%	983	754	97.3%

Total	5,244	4,166	87.5%	7,133	5,088	98.3%

*	Other includes sub-prime, a portion of the Company’s exposure to Alt-A and other asset-backed securities.
The Company determines impairments on asset-backed securities by using discounted cash flow models that consider losses under current and expected economic conditions, and a set of assumed default rates and loss given default expectations for the underlying collateral pool. Assumptions used include macro economic factors, such as commercial and residential property values and unemployment rates. Assumed default rates and loss given default expectations for the underlying collateral pool are assessed on a security by security basis based on factors such as the seasoning of the underlying assets, whether the underlying assets are fixed or adjustable rate loans and the likelihood of refinancing at reset dates. If the cash flow modelling projects an economic loss and the Company believes the loss is probable of occurring, an impairment is recorded.
Due to the complexity of these securities, different sets of assumptions regarding economic conditions and the performance of the underlying collateral pools can fall into a reasonable range but lead to significantly different loss estimates. The Company’s asset-backed portfolio is highly sensitive to fluctuations in macro economic factors, assumed default rates for the underlying collateral pool and loss given default expectations. In addition, the Company’s asset-backed portfolio has exposure to lower rated securities that are highly leveraged, with relatively small amounts of subordination available below the Company’s securities to absorb losses in the underlying collateral pool. For these securities, if a relatively small percentage of the underlying collateral pool defaults, the Company may lose all of its principal investment in the security.
Further write-downs on previously impaired securities may result from continued deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss given default expectations.

46	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

The fair value of the Company’s asset-backed securities reported as bonds is further broken down in the tables below to reflect ratings and vintages of the assets within this portfolio.

As at December 31, 2009 Based on fair value	CMBS	RMBS - Agency	RMBS - Non-agency	CDOs	Other

Rating AAA	67.3%	100.0%	29.9%	7.5%	55.1%
AA	7.9%	0.0%	28.4%	21.6%	5.6%
A	8.0%	0.0%	11.5%	0.2%	10.2%
BBB	9.7%	0.0%	10.4%	5.6%	9.7%
BB & Below	7.1%	0.0%	19.8%	65.1%	19.4%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage 2005 & Prior	80.9%	57.7%	87.9%	68.6%	55.6%
2006	14.7%	8.6%	10.0%	11.4%	17.1%
2007	4.3%	13.0%	1.5%	20.0%	1.5%
2008	0.0%	15.9%	0.0%	0.0%	25.8%
2009	0.1%	4.8%	0.6%	0.0%	0.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS = Commercial Mortgage-Backed Securities; RMBS = Residential Mortgage-Backed Securities, CDOs = Collateralized Debt Obligations

As at December 31, 2008 Based on fair value	CMBS	RMBS - Agency	RMBS - Non-agency	CDOs	Other

Rating AAA	74.5%	100.0%	33.2%	19.1%	51.3%
AA	7.7%	0.0%	48.0%	46.5%	13.9%
A	8.3%	0.0%	11.6%	10.5%	20.4%
BBB	9.2%	0.0%	5.6%	4.7%	11.7%
BB & Below	0.3%	0.0%	1.6%	19.2%	2.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage
2005 & Prior	85.6%	59.2%	90.2%	75.0%	59.3%
2006	10.8%	11.1%	8.2%	9.5%	18.5%
2007	3.5%	13.1%	1.6%	15.5%	2.5%
2008	0.1%	16.6%	0.0%	0.0%	19.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS = Commercial Mortgage-Backed Securities; RMBS = Residential Mortgage-Backed Securities, CDOs = Collateralized Debt Obligations
As at December 31, 2009, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $137 million and $109 million, respectively, together representing approximately 0.2% of the Company’s total invested assets. Of these investments, 89% either were issued before 2006 or have an “AAA” rating. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.
MORTGAGES AND CORPORATE LOANS
The recovery of the commercial real estate market will more than likely lag behind the overall economic recovery. The recovery will largely be dependent on macroeconomic factors, such as job growth and consumer confidence. The majority of the credit concerns the Company has experienced have been in the retail sector in states such as Arizona, Colorado and Florida. The Company has also experienced some difficulties with owner occupied industrial properties in Ohio, Michigan and Indiana. With anticipated decreases in property values, borrowers will continue to experience reduced cash flows.
The Company’s mortgage portfolio consists almost entirely of first mortgages. While the Company generally requires a maximum loan to value ratio of 75%, it may invest in mortgages with a higher loan to value ratio in Canada if the mortgage is insured. The Company’s commercial portfolio has a weighted average loan to value of approximately 60%. The estimated weighted average debt service coverage is 1.60 times. As at December 31, 2009, the mix of the Company’s mortgage portfolio was, 81% non-residential and 19% residential, and approximately 40% of mortgage loans will mature by December 31, 2014. As at December 31, 2009, the Company’s mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $13.5 billion, spread across approximately 4,000 loans. Included in the Company’s residential mortgage portfolio are multi-family rental properties that are classified as commercial mortgages.
In the fourth quarter of 2009, the Company established a sectoral allowance of $55 million against potential commercial mortgage impairments.
As at December 31, 2009, the Company held $5.7 billion in corporate loans as compared to $6.0 billion in 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	47

MORTGAGES BY TYPE AND LOCATION

		Non-
($ millions)	Residential	residential	Total

2009
Canada	2,341	5,193	7,534
United States	280	5,905	6,185
United Kingdom	–	57	57

Total mortgages	2,621	11,155	13,776

Corporate loans			5,673

Total mortgages and corporate loans			19,449

2008
Canada	2,620	5,896	8,516
United States	342	7,338	7,680
United Kingdom	–	71	71

Total mortgages	2,962	13,305	16,267

Corporate loans			6,035

Total mortgages and corporate loans			22,302

The distribution of mortgages and corporate loans by credit quality as at December 31, 2009, and December 31, 2008, is shown in the tables below. Impaired mortgages increased by $161 million to $252 million mainly due to deteriorating conditions in commercial real estate. Approximately 75% of the impaired loans are in the United States.

	December 31, 2009
	Gross Carrying Value			Allowance for losses
($ millions)	Mortgages	Corporate loans	Total	Mortgages	Corporate loans	Total

Not past due	$13,600	$5,649	$19,249	$–	$–	$–
Past due:
Past due less than 90 days	30	–	30	–	–	–
Past due 90 to 179 days	–	–	–	–	–	–
Past due 180 days or more	–	1	1	–	–	–
Impaired	252	33	285	106	10	116

Balance, December 31, 2009	$13,882	$5,683	$19,565	$106	$10	$116

	December 31, 2008
	Gross Carrying Value			Allowance for losses
($ millions)	Mortgages	Corporate loans	Total	Mortgages	Corporate loans	Total

Not past due	$16,171	$5,946	$22,117	$–	$–	$–
Past due:
Past due less than 90 days	17	17	34	–	–	–
Past due 90 to 179 days	–	14	14	–	–	–
Past due 180 days or more	1	9	10	–	–	–
Impaired	91	59	150	13	10	23

Balance, December 31, 2008	$16,280	$6,045	$22,325	$13	$10	$23

STOCKS
The Company’s equity portfolio is diversified, and approximately 60% of this portfolio is invested in exchange-traded funds (ETFs). The main ETF holdings are in the S&P/TSX 60 Index Fund, Standard & Poor’s Depositary Receipts and MSCI EAFE Index Funds. As at December 31, 2009, $2.4 billion, or 49%, of the Company’s equity portfolio consisted of Canadian issuers; $1.6 billion, or 32%, of U.S. issuers; $511 million, or 10%, of U.K. issuers; and $469 million, or 9%, of issuers from other jurisdictions. Excluding the Company’s ETF funds and the equity investment in The Bank of Nova Scotia received as a result of the sale of CI Financial ($250 million of preferred shares, or 5%), no single issuer exceeded 1% of the portfolio as at December 31, 2009.
REAL ESTATE
Commercial properties are the major component of the Company’s real estate portfolio, representing approximately 84% of real estate investments as at December 31, 2009. Real estate investments are diversified by country, with 67% of the portfolio located in Canada, 28% in the United States and 5% in the United Kingdom as at December 31, 2009.
Gains on the sale of real estate remain on the balance sheet, and are deferred and amortized into future investment income at a quarterly rate of 3% of the unamortized balance. The Company had $225 million in deferred net realized gains on real estate as at December 31, 2009.

48	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MITIGATION
The fair value of derivative assets held by the Company was $1.4 billion, while the fair value of derivative liabilities was $1.3 billion as at December 31, 2009. Derivatives designated as hedges for accounting purposes and those not designated as hedges represented 12% and 88%, respectively, on a total notional basis.
Derivatives designated as hedges for accounting purposes are used to reduce income statement volatility. These derivatives are documented at inception and hedge effectiveness is assessed on a quarterly basis.
The Company uses derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. The Company uses certain cross currency interest rate swaps and equity forwards designated as fair value hedges to manage foreign currency or equity exposures associated with available-for-sale assets. Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. The Company also uses currency swaps and forwards designated as net investment hedges to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities. The Company’s hedging strategy does not hedge all risks; rather, it is intended to keep the Company within an acceptable range of its risk appetite.
The primary uses of derivatives in 2009 are summarized in the table below.

PRODUCTS/APPLICATION	USES OF DERIVATIVE	DERIVATIVE USED

U.S. universal life contracts and U.K. unit-linked pension products with guaranteed annuity rate options and U.K. With Profit fund	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees and to protect the SLF U.K. With Profit fund from the impact of a significant fall in the U.K. equity market below a specified level	Options, swaps and spreadlocks on interest rates; put and call options on the U.K. equity index

Interest rate exposure in relation to asset/liability management	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps and options

U.S. variable annuities, Canadian segregated funds and reinsurance on variable annuity guarantees offered by other insurance companies	To manage the exposure to product guarantees sensitive to movement in equity market and interest rate levels	Put and call options on equity indices; futures on equity indices, government bonds and interest rates; interest rate swaps

U.S. fixed index annuities	To manage the exposure to product guarantees related to equity market performance	Futures and options on equity indices; swaps and futures on interest rates

Currency exposure in relation to asset/liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards

In addition to the general policies and monitoring, a variety of tools are used in counterparty risk management. Over-the-counter derivative transactions are performed under International Swaps and Derivatives Association, Inc. (ISDA) Master Agreements. Most of the ISDAs are accompanied by a Credit Support Annex, which requires daily collateral posting.
The values of the Company’s derivative instruments are summarized in the table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.
The total notional amount decreased to $47.3 billion as at December 31, 2009, from $50.8 billion at the end of 2008, primarily due to a decrease in interest rate contracts partially offset by an increase in equity contracts. The net fair value increased to $0.1 billion in 2009 from the 2008 year-end amount of ($0.6) billion. The change was primarily due to an increase in the market value of foreign exchange contracts resulting from the strengthening of the Canadian dollar relative to other foreign currencies partially offset by decreases in equity contracts resulting from stronger equity markets.

($ millions)	2009	2008

As at December 31

Net fair value	125	(550)
Total notional amount	47,260	50,796
Credit equivalent amount	1,010	1,260
Risk-weighted credit equivalent amount	7	28

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	49

As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure.
The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.
As at December 31, 2009, the credit equivalent amounts for interest rate contracts, foreign exchange contracts, and equity and other contracts were $221 million, $634 million and $155 million, respectively. The corresponding risk-weighted credit equivalent amounts were $2 million, $4 million and $1 million, respectively.
Additional details in respect of derivatives are included in Notes 5 and 6 to SLF Inc.’s 2009 Consolidated Financial Statements.
  IMPAIRED ASSETS
Financial assets that are classified as held-for-trading, which represented 52% of the 2009 invested assets, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value on the balance sheet. The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for available-for-sale and held-for-trading invested assets are equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related actuarial liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.
Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $169 million as at December 31, 2009, $42 million higher than the December 31, 2008, level for these assets.
In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company has provided $2.9 billion for possible future asset defaults for financial assets included in its actuarial liabilities as at December 31, 2009. To the extent an asset is written off, or disposed of, any corresponding amounts set aside for possible future asset defaults in actuarial liabilities in respect of that asset will be released into income. The $2.9 billion for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting actuarial liabilities.
Available-for-sale bonds, stocks and other invested assets are generally identified as temporarily impaired if their amortized cost is greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. The fair value of temporarily impaired financial assets represented $3.6 billion and the associated unrealized losses amounted to $0.4 billion as at December 31, 2009. The Company’s gross unrealized losses as at December 31, 2009, for available-for-sale bonds and held-for-trading bonds were $0.4 billion and $2.4 billion, respectively, compared with $1.9 billion and $7.1 billion, respectively as at December 31, 2008. The decrease in gross unrealized losses was largely due to the narrowing of credit spreads, primarily in the financial and securitization sectors, and the strengthening Canadian dollar, which were partially offset by movements in interest rates.
In the aggregate, the Company recognized impairment-related pre-tax losses of $824 million during the year. Approximately 40% of the pre-tax losses were due to impairments taken on the Company’s asset-backed securities. Tax recoveries of $241 million on these impairments and related actuarial reserve adjustments in connection with these impairments resulted in the Company recording an after-tax loss of $431 million on the impairments during the year.
Additional details concerning impaired assets are found in Note 6 to SLF Inc.’s 2009 Consolidated Financial Statements.
  RISK MANAGEMENT
  RISK MANAGEMENT FRAMEWORK
Sun Life Financial has established a comprehensive framework for the management of enterprise risk. This framework identifies five major categories (credit risk, market risk, insurance risk, operational risk and strategic risk) of risks facing the Company and sets out key processes for their management in the areas of risk identification, measurement and assessment, risk response development, monitoring and control, and risk reporting and communication.
The framework recognizes the important role that risk culture plays in the effective management of enterprise risk. Sun Life Financial’s risk culture is supported by a strong “tone from the top”, which is reinforced and emanates from the Board of Directors and cascades through the Board Committees, the Company’s executive officers, line management and staff. A key premise of Sun Life Financial’s enterprise risk management culture is that all employees and distributors have an important role to play in managing enterprise risks, and collectively form part of the Company’s extended risk management team.
Sun Life Financial’s enterprise risk management framework is rooted in a corporate risk philosophy that reflects the understanding that the Company is in the business of taking risk for appropriate return. This is core to Sun Life Financial’s corporate vision, mission and customer value proposition. Effective risk taking and risk management are critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. The company seeks to instil into the management practices of all business segments and company leaders, a disciplined approach to balancing between risk taking and risk management.

50	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

  RISK PHILOSOPHY AND PRINCIPLES
Sun Life Financial’s risk philosophy reflects a number of core principles that embody the Company’s overall risk appetite and values. These principles are outlined below:
  STRATEGIC ALIGNMENT
Sun Life Financial’s risk appetite is aligned to the Company’s overall vision, mission and business goals. This alignment is obtained by the consideration of which risks are deemed core, non-core or collateral risks.
Core risks are those risks that Sun Life Financial is willing to accept in order to achieve its return expectations and successfully achieve its stated vision, mission to “help customers achieve lifetime financial security,” and business objectives. These core risks include equity, interest rate, mortality, morbidity, asset/liability management and credit risks. The Company has established a range of explicit risk appetite limits and operational control points for these core risks.
Non-core risks are those associated with activities outside of Sun Life Financial’s risk appetite and approved business strategies and, hence, are generally avoided, regardless of expected returns.
Collateral risks are those that are incurred as a by-product or collateral to the pursuit of the risk and return optimization of core risks. Operational risks often fall into this category. Management endeavours to mitigate collateral risks to the extent that the benefit of risk reduction is commensurate with the cost of mitigation.
  STAKEHOLDER INTERESTS
The Company’s risk framework considers the interests of a large number of key stakeholder groups, including shareholders, policyholders, employees, regulators, rating agencies and other capital market participants. The framework endeavours to appropriately balance the various needs, expectations, risk and reward perspectives and investment horizons of these stakeholders. In particular, risk appetite framework is established to support the pursuit of shareholder value while ensuring that the Company’s ability to pay claims and fulfil long-term policyholder commitments is not compromised. Sun Life Financial’s risk management approach is designed to support long-term credit and financial strength ratings, strong capital levels, ongoing favourable access to capital markets and the continuing enhancement of Sun Life Financial’s overall franchise value and brand.
Sun Life Financial’s executive compensation philosophy recognizes the importance and contribution of a highly effective and motivated leadership team to pursuing sustainable growth in shareholder value. The Company remains committed to ensuring that the design and governance of overall compensation practices are aligned with Sun Life Financial’s risk philosophy, principles and policies.
  CAPABILITY ALIGNMENT
Sun Life Financial’s risk appetite is aligned with the Company’s inherent risk management capabilities. The ability to perform robust risk assessments, the quality of the Company’s risk governance and control environment and the depth and quality of innovative risk response and pricing strategies are particularly important capabilities in this regard. The Company proactively seeks out profitable risk-taking opportunities in those areas where it has established risk management skills and capabilities. Conversely, Sun Life Financial endeavours to avoid risks it does not understand or is unable to manage.
  RISK BUDGETING
Sun Life Financial seeks to allocate its risk-taking capacity in a manner that optimizes the overall level of risk-adjusted returns and stakeholder value creation. Budgeting of risk taking capacity is managed through the application of prescribed risk tolerance limits and the embedding of strong risk management discipline into a wide range of key management decision-making processes.
  PORTFOLIO PERSPECTIVE
Risk/return trade-offs are assessed and managed not only based on the intrinsic merits of a particular opportunity, but also relative to their marginal contribution to the Company’s overall risk portfolio. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available diversification relationships already inherent in Sun Life Financial’s business model and risk portfolio.
  RISK TO REPUTATION
A financial institution’s reputation is one of its most important assets. The Company recognizes the increasingly important and high profile role that a strong enterprise-wide risk management discipline can play in this regard. A key objective of Sun Life Financial’s enterprise risk management framework is to help ensure that the Company continues to operate under standards that support its ability to maintain and build upon a sound corporate reputation and brand.
  ACCOUNTABILITY
Sun Life Financial’s enterprise-wide risk management framework sets out lines of responsibility and authority for risk taking, governance and control.
The Board of Directors is ultimately responsible for ensuring that risk management policies and practices are in place. Through approval of Sun Life Financial’s risk reporting and ongoing oversight, the SLF Inc. Board of Directors ensures that the Company’s principal risks are appropriately

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	51

identified and managed. This function is delegated by the Board of Directors to its Risk Review Committee, which is a standing committee of the Board of Directors. It is comprised of independent directors, whose primary functions are to assist the Board of Directors with its oversight role with respect to the review and approval of risk management policies, ensuring the identification of major areas of risk facing the Company and ensure the development of strategies to manage those risks, and to review compliance with risk management policies implemented by the Company. To support the oversight of risks within the Company, the Board of Directors has established two additional dedicated committees of the Board, the Investment Oversight Committee, which is responsible for oversight of the Company’s investments, and the Governance and Conduct Review Committee, which is responsible for oversight of the Company’s compliance with laws and regulations.
Primary accountability for risk management is delegated by the Board to the Chief Executive Officer of SLF Inc. (CEO), and the CEO further delegates responsibilities throughout Sun Life Financial through a framework of management authorities and responsibilities. The CEO delegates line accountability for the various classes of risk management to the Company’s executive officers, who are accountable for ensuring the day-to-day management of enterprise risk in their scope of business accountability in accordance with Board approved risk policies and this framework. In particular, business segment leaders have overall, front line accountability for managing the risks in their operations and are supported by a network of business segment compliance and risk officers.
The Company’s Chief Risk Officer is responsible for developing and communicating the enterprise risk management framework, and for overseeing development and implementation of enterprise-wide risk management strategies aimed at optimizing the Company’s global risk/return profile. In addition, the Chief Risk Officer provides independent functional oversight of the Company’s enterprise-wide risk management programs by ensuring that effective risk management processes are in place for risk identification, risk measurement and assessment, risk response development, risk monitoring and control, and reporting and communication of risks inherent in the Company’s activities. Sun Life Financial’s risk management activities are supported by the Company’s Internal Audit function through its ongoing assessments of the effectiveness of, and adherence to, internal controls.
  RISK MANAGEMENT POLICIES
In order to support the effective communication, implementation and governance of the enterprise risk framework, Sun Life Financial has codified its processes and operational requirements in the form of a comprehensive series of risk management policies and operating guidelines. These polices promote the application of a consistent approach to managing risk exposures across Sun Life Financial’s global business platform. These risk management policies are reviewed and approved annually by the Risk Review Committee, Investment Oversight Committee and Governance and Conduct Review Committee. The Committees also receive an annual report summarizing management’s attestation of compliance to these policies.
  RISK CATEGORIES
There are five major risk categories – Credit Risk, Market Risk, Insurance Risk, Operational Risk and Strategic Risk.
  CREDIT RISK
  RISK DESCRIPTION
Credit risk is the uncertainty of receiving amounts Sun Life Financial is owed by financial counterparties. Sun Life Financial is subject to credit risk arising from issuers of securities held in the Company’s investment portfolio, debtors (e.g., mortgagors), structured securities, reinsurers, derivative counterparties, other financial institutions (e.g., amounts held on deposit) and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement and/or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of or ability to realize on any underlying security that may be used to collateralize the debt obligation (e.g., real estate property values in the case of mortgage obligations). Credit risk can occur at multiple levels; as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in its investment portfolio would cause Sun Life Financial to record realized or unrealized losses and increase its provisions for asset default, adversely impacting earnings.
  CREDIT RISK MANAGEMENT GOVERNANCE AND CONTROL
Key controls utilized in the management of credit risk are outlined below:
•	Detailed credit risk management policies

•	Specific investment diversification requirements such as investing by asset class, geography and industry

•	Credit portfolio, counterparty and sector exposure limits

•	Target capital levels that exceed regulatory minimums

•	Credit quality ratings for portfolio investments are established and reviewed regularly

•	Comprehensive due diligence processes and ongoing credit analysis

•	Reserve provisions are established in accordance with standards set forth by the Canadian Institute of Actuaries

•	Use of stress-testing techniques, such as Dynamic Capital Adequacy Testing, which measure the effects of large and sustained adverse credit developments

•	Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits

•	Active credit risk governance, including independent monitoring and review and reporting to senior management and the Board
Additional information concerning credit risk can be found in Note 6 to SLF Inc.’s 2009 Consolidated Financial Statements.

52	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

  MARKET RISK
  RISK DESCRIPTION
Sun Life Financial is exposed to significant financial and capital market risks, including changes to interest rates, credit spreads, equity market prices, foreign currency exchange rates, real estate values, private equity values and market volatility. These factors can also give rise to liquidity risk if the Company is forced to sell assets at depressed market prices in order to fund its commitments. Market changes and volatility could be the result of general capital market conditions or specific social, political or economic events.
  MARKET RISK MANAGEMENT GOVERNANCE AND CONTROL
Sun Life Financial employs a wide range of market risk management practices and controls, as outlined below:
•	Establishment of an enterprise-wide risk appetite and stress testing policy

•	Product development and pricing policies that require detailed risk assessment and pricing provisions for material market risks

•	Hedging and asset-liability management programs are maintained in respect of key selected market risks

•	Target capital levels that exceed regulatory minimums

•	The effects of large and sustained adverse market movement are measured through stress testing techniques such as Dynamic Capital Adequacy Testing

•	Reserve provisions are established in accordance with standards set forth by the Canadian Institute of Actuaries

•	Ongoing monitoring and reporting of market risk sensitivities against pre-established risk tolerance limits
  SOURCES OF EQUITY MARKET RISK
Sun Life Financial is exposed to equity risk from a number of sources. In particular, the Company derives a portion of its revenue from fee income generated by its asset management businesses and from certain insurance and annuity contracts where fee income is levied on account balances that directionally move in line with general equity market levels. Accordingly, adverse fluctuations in the market value of such assets would result in corresponding adverse impacts on the Company’s revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) for this business, resulting in further adverse impacts on the Company’s net income and financial position. Sun Life Financial also has direct exposure to equity markets as a result of the investments supporting other general account liabilities, surplus and employee benefit plans. These exposures generally fall within the Company’s risk taking philosophy and appetite and, hence, are generally not hedged.
The Company’s primary exposure to equity risk is through its segregated fund products and variable annuities which provide benefit guarantees linked to underlying fund performance. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization, depending on the market performance of the underlying funds. Approximately 70%–80% of the Company’s sensitivity to equity market risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in the Company’s Corporate business segment.

	December 31, 2009
($ millions)	Fund value	Amount at risk	Actuarial liabilities

SLF Canada	10,796	539	215

SLF U.S.	21,069	3,006	675

Run-off reinsurance	3,049	811	452

Total	34,915	4,356	1,342

December 31, 2008
($ millions)	Fund value	Amount at risk	Actuarial liabilities

SLF Canada	7,940	1,373	616

SLF U.S.	18,115	6,490	1,726

Run-off reinsurance	3,675	1,200	694

Total	29,730	9,063	3,036

The amount at risk shown in the above tables represents the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. The amount at risk is not currently payable as the amount payable is contingent on future fund performance, deaths, deposits and withdrawals. The actuarial liabilities represents management’s provision for future costs associated with these guarantees in accordance with accounting guidelines and includes a provision for adverse deviation in accordance with valuation standards.
Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values. The amount at risk and actuarial liabilities at December 31, 2009 decreased from December 31, 2008 primarily due to improvements in equity markets and the strengthening of the Canadian dollar. The increase in the fund value is the result of improvements in equity markets and net business growth offset by the strengthening of the Canadian dollar.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	53

The Company’s run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business has been discontinued and is part of a closed block of reinsurance which is included in the Corporate business segment.
The ultimate cost of providing for the guarantees in respect of the Company’s segregated fund and variable annuity products is uncertain, and will depend upon a number of factors including general capital market conditions, policyholder behaviour and mortality experience, as described in the Risk Factors section in the Company’s 2009 AIF, which may result in negative impacts on net income and capital. The Company has implemented hedging programs, involving the use of derivative instruments, in order to help mitigate a portion of the equity market-related volatility in the cost of providing for these guarantees, thereby reducing its exposure to this particular class of equity market risk.
  HEDGING OF GUARANTEES
As at December 31, 2009, approximately 90% of the Company’s total segregated fund and variable annuity contracts, as measured by associated fund values, were included in an equity hedging program. While these contracts are included in our hedging program, for the reasons described below and under the heading Sources of Equity Market Risk, not all of the equity exposure associated with these contracts is hedged. The Company’s net equity exposure related to guarantees associated with these contracts is included in the market sensitivity table below. For those segregated fund and variable annuity contracts in the equity hedging program, the Company only hedges the guaranteed portion of the contract. As noted below, the equity hedging program generally does not extend to include the fee income or the future stream of fee income levied on account balances in these contracts. These programs are primarily focused on hedging the expected economic costs associated with providing the above-mentioned segregated fund and variable annuity guarantees. Since the economic value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
Sun Life Financial’s hedging strategy is applied both at the line of business/product level and enterprise level using a combination of static (i.e., purchasing of longer dated equity put options) and dynamic (i.e., frequent rebalancing of short-dated equity derivative contracts) hedging techniques.
These hedging programs may themselves expose the Company to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks as described in the Risk Factors section in the Company’s 2009 AIF. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact the Company’s profitability and financial position. While the Company’s hedging programs include various elements aimed at mitigating these effects, (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through ISDA agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.
The Company actively monitors its overall equity market exposure and may implement tactical hedge overlay strategies (primarily in the form of equity futures contracts) in order to align expected earnings sensitivities with enterprise risk management objectives.
For interest-sensitive businesses, such as individual and group annuities, duration management and key rate duration techniques are used to manage interest rate risk exposures to within prescribed tolerance limits and ranges.
As an international provider of financial services, Sun Life Financial operates in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which it operates, the Company generally maintains the currency profile of its assets so as to match the currency of aggregate liabilities and minimum required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. However, changes in exchange rates can affect Sun Life Financial’s net income and surplus when results in local currencies are translated into Canadian dollars. These results are not hedged and, in general, a weakening in the local currency of the Company’s foreign operations relative to the Canadian dollar will have a negative impact on Sun Life Financial’s net income.
For additional market risk disclosure please see Note 6 to SLF Inc.’s 2009 Consolidated Financial Statements – Financial Instruments Risk Management under Section c) Market Risk.
  MARKET RISK SENSITIVITY
The Company’s earnings are dependent on the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the Company’s financial statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of its products. The following table sets out the estimated immediate impact or sensitivity of the Company’s net income and MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2009.

	Interest Rates(1)		Equity Markets(2)		Equity Markets(2)

	1%	1%	10%	10%	25%	25%
	increase	decrease	increase	decrease	increase	decrease

Net income impact ($ millions)	(50) – 50	(150) – (250)	75 – 125	(150) – (200)	150 – 250	(475) – (575)

MCCSR ratio(3)	up to 8 percentage points increase	up to 12 percentage points decrease	up to 5 percentage points increase	up to 5 percentage points decrease	up to 5 percentage points increase	up to 15 percentage points decrease

(1)	Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve as at December 31, 2009.

(2)	Represents the respective change across all equity markets as at December 31, 2009. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly for from those illustrated above.

(3)	The sensitivities provided are relative to the MCCSR ratio for Sun Life Assurance of 221%.

54	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company used a 10% increase or decrease in equity markets and a 1% change in interest rates in its market sensitivity because it believed that such changes in equity markets and interest rates were reasonably possible as at December 31, 2009. The Company has also disclosed the impact of a 25% increase or decrease in its equity market sensitivity to illustrate that changes in equity markets in excess of 10% may result in other than proportionate impacts.
The equity market risk sensitivities disclosed in the table above include the impact of providing for the guarantees associated with the segregated fund and variable annuity contracts and are net of the expected mitigation impact of the Company’s hedging programs in effect as at December 31, 2009. Increased sales, de-risking initiatives such as product simplification and pricing changes, as well as the Company’s hedging program are reflected in the Company’s market sensitivity disclosure.
The Company’s market risk sensitivities are forward-looking estimates and are non-GAAP measures. These are measures of the Company’s estimated net income and capital sensitivity to the changes in interest rate and equity market levels described above, based on interest rates, equity market prices, and business mix in place as of December 31, 2009. These sensitivities are calculated independently for each risk factor generally assuming that all other risk variables remain constant. Actual results can differ materially from these estimates for a variety of reasons including differences in the pattern or distribution of the market shocks illustrated above, the interaction between these factors, model error, or changes in other assumptions such as business mix, effective tax rates and the valuation allowance required for future tax assets, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the December 31, 2009 calculation date for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on future tax assets is not required.
These sensitivities reflect the composition of the Company’s assets and liabilities as of December 31, 2009. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs and portfolios in place as of the December 31, 2009 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge rebalancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risks and other operational risk in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.
Similarly, the sensitivities are based on financial reporting methods and assumptions in effect as of December 31, 2009. Changes in accounting or actuarial valuation methods, models or assumptions, including the prospective equity and interest rate actuarial assumption changes described earlier, could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.
For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of the Company’s future net income and capital sensitivities. Given the nature of these calculations, the Company cannot provide assurance that those actual earnings and capital impacts will be within the indicated ranges.
Information related to market risk sensitivities and guarantees related to variable annuity and segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in the Company’s 2009 annual MD&A and Risk Factors and Regulatory Matters in the Company’s AIF for the year ended December 31, 2009, copies of which are available on its website at www.sunlife.com and at www.sedar.com and www.sec.gov.
  INSURANCE RISK
  RISK DESCRIPTION
Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected assumptions affecting amounts of claims, benefits payments, expenses and the cost of embedded options and guarantees related to insurance risks. This risk class includes risk factors relating to product development and pricing, mortality, morbidity, longevity, policyholder behaviour and reinsurance.
  INSURANCE RISK MANAGEMENT GOVERNANCE AND CONTROL
Insurance risk is managed through a number of enterprise-wide controls addressing a wide range of insurance risk factors, as follows:
•	Enterprise-wide insurance underwriting and claims, product development and pricing, and reinsurance risk management policies

•	Product development and pricing policies require detailed risk assessment and provision for material insurance risks

•	Reserve provisions are established in accordance with standards set forth by the Canadian Institute of Actuaries

•	Target capital levels established that exceed regulatory minimums

•	Board-approved maximum retention limits (amounts issued in excess of these limits are reinsured)

•	Various limits, restrictions and fee structures may be introduced into plan designs in order to establish more homogeneous policy risk profile and limit potential for anti-selection

•	Enterprise underwriting and risk selection standards with oversight by corporate underwriting and claims risk management function

•	Diversification and risk pooling is managed by aggregation of broad exposures across product lines, geography, distribution channels, etc.

•	Experience studies (both Company specific and industry level) and Source of Earnings analysis are periodically monitored and factored into ongoing valuation, renewal and new business pricing processes

•	Effects of large and sustained adverse market movement are measured through Dynamic Capital Adequacy Testing and other stress-testing techniques

•	Sun Life Financial has established a reinsurance ceded policy to set acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. The Company’s reinsurance counterparty risk profile is monitored closely, including through regular reporting to the Risk Review Committee of the Board of Directors

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	55

  OPERATIONAL RISK
  RISK DESCRIPTION
Operational risk is the uncertainty arising from larger than expected losses or damage to finances or reputation resulting from inadequate or failed internal processes, controls, people, systems or from external events. This risk class encompasses a wide range of risks, including those pertaining to legal, regulatory and market conduct, business continuity, model risk, information system security and privacy, third-party relationships, fraud, environmental risk and human resource management.
  OPERATIONAL RISK MANAGEMENT GOVERNANCE AND CONTROL
Operational risk is managed through a number of enterprise-wide controls addressing a wide range of operational risk factors, as follows:
•	Enterprise-wide policies for all significant operational risks

•	A comprehensive insurance program, including appropriate levels of self-insurance, is maintained to provide protection against a specified range of potential operational losses

•	An environmental risk management program is maintained to help protect investment assets (primarily real estate, mortgage and structured finance portfolios) from losses due to environmental issues and to help ensure compliance with applicable laws

•	Business continuity, crisis management and disaster recovery programs have been implemented and undergo periodic testing

•	An enterprise-wide security program has been established, consisting of policies, procedures, processes, and technology, aligned to appropriate industry standards and compliant with applicable laws and regulations

•	An enterprise-wide compliance framework has been established consisting of policies and operating guidelines, supported by a network of compliance officers

•	Privacy policies, privacy officers and processes have been established to provide guidance on handling private and confidential information and for reporting privacy issues to appropriate management for response and resolution

•	Ongoing monitoring and reporting of all significant operational risks, including regular briefings to senior management and Board Committees

•	Annual enterprise-wide attestation by all employees regarding compliance with the Sun Life Financial Code of Business Conduct
  STRATEGIC RISK
  RISK DESCRIPTION
Strategic risk is the risk to future earnings and capital arising from structural or other large changes in the competitive, economic, legal or political environment, changing customer behaviour, or a failure to achieve the Company’s strategic or long-term business plans, either through incorrect choices or improper implementation of those choices.
  STRATEGIC RISK MANAGEMENT GOVERNANCE AND CONTROL
Strategic risk is managed through the Company’s formal strategic and business planning process. The Company’s business plans are subject to approval by the SLF Inc. Board of Directors, which also receive regular reviews of implementation progress against key business plan objectives. Merger and acquisition transactions are governed by a Board-approved risk management policy and significant transactions require the approval of the Board of Directors. The Company develops and maintains a register of enterprise key risks, which represent a key input into the business planning process. Appropriate Board committees receive regular updates of the enterprise key risks.
  CAPITAL AND LIQUIDITY MANAGEMENT
The Company’s asset/liability management allows it to maintain its strong financial position by ensuring that sufficient liquid assets are available to cover its potential funding requirements. The Company invests in various types of assets with a view to matching them with its liabilities of various durations.
The regulatory environment is expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns. In Canada, OSFI is considering new guidelines that would establish stand-alone capital adequacy requirements for operating life insurance companies, such as Sun Life Assurance, and that would update OSFI’s regulatory guidance for non-operating insurance companies acting as holding companies, such as SLF Inc. OSFI is also is reviewing the use of internally modelled capital requirements for segregated fund guarantees. In addition, it is expected that OSFI will change the definition of available regulatory capital for determining regulatory capital to align insurance definitions with any changed definitions that emerge for banks under the proposed new Basel Capital Accord. The outcome of these initiatives is uncertain and could have a material adverse impact on the Company or on its position relative to that of other Canadian and international financial institutions with which it competes for business and capital.

56	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

  PRINCIPAL SOURCES OF FUNDS
The Company’s primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders. The Company also raises funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.
As at December 31, 2009, the Company maintained cash, cash equivalents and short-term securities totalling $11.9 billion, of which 2% were held in relation to certain derivative strategies and bond repurchase agreements. The corresponding percentage was 3% at the end of 2008. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term liabilities.
Net cash, cash equivalents and short-term securities increased by $3.0 billion in 2009. Cash flows generated by operating activities increased by $1.8 billion in 2009 from 2008 mainly from increased annuity premiums of $1.2 billion and lower maturities and surrenders of $744 million mostly in SLF U.S.’s Annuities business unit. Net cash provided by financing activities increased by $1.5 billion over 2008 mainly from issuance of additional levels of debt and preferred shares during 2009. Investing activities decreased cash by $3.5 billion during 2009 compared to 2008. The increased investing activities arose mainly from higher levels of investment in short term securities and derivative investments. The strengthening of the Canadian dollar against the U.S. dollar decreased cash balances by $802 million in 2009 compared to an increase of $642 million in 2008.

($ millions)	2009	2008	2007

Net cash provided by operating activities	3,548	1,737	1,068

Net cash provided by (used in) financing activities	1,052	(499)	(92)

Net cash provided by (used in) investing activities	(3,451)	35	(2,010)

Changes due to fluctuations in exchange rates	(802)	642	(299)

Increase (decrease) in cash and cash equivalents	347	1,915	(1,333)

Cash and cash equivalents, beginning of year	5,518	3,603	4,936

Cash and cash equivalents, end of year	5,865	5,518	3,603

Short-term securities, end of year(1)	6,003	3,361	1,897

Cash, cash equivalents and short-term securities, end of year	11,868	8,879	5,500

(1)	Includes a restatement of $1,745 million of short-term securities as at December 31, 2008, that were previously included as cash equivalents. As a result, cash flows provided by (used in) investing activities have been adjusted by $1,745 million in the 2008 amounts above.
  LIQUIDITY
The Company generally maintains an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under prescribed adverse liability demand scenarios. To strengthen its liquidity further, the Company actively manages and monitors its:
•	Capital levels

•	Asset levels

•	Matching position

•	Diversification and credit quality of its investments

•	Cash forecasts and actual amounts against established targets.
The Company is subject to various regulations in the jurisdictions in which it operates. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are appropriately funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.
The Company maintains various credit facilities for general corporate purposes. As at December 31, 2009, the Company had three U.S. dollar denominated committed credit facilities totalling US$1.7 billion, of which US$596 million was utilized. In addition, the Company had uncommitted credit facilities (denominated in Canadian dollars) totalling $185 million, of which $76 million was utilized. As at December 31, 2008, the Company had two committed credit facilities totalling US$1.5 billion, of which US$856 million was utilized, and uncommitted credit facilities for $308 million, of which $194 million was utilized. All utilization of these facilities was in respect of letters of credit. As at December 31, 2009, the maturity of these credit facilities ranged from one year to three years.
The agreements relating to the Company’s committed credit facilities contain typical covenants for investment grade companies regarding solvency, credit ratings and other such matters, all of which were met as at December 31, 2009. These covenants include but are not limited to the maintenance of total equity of at least $12 billion, tested as of the last day of each fiscal quarter. Sun Life Financial’s total equity was $17.4 billion as at December 31, 2009.
Sun Life Financial’s failure to comply with the covenants under the committed credit facilities would, subject to grace periods in the case of certain covenants, result in an event of default. This could require the Company to repay any outstanding borrowings or to cash collateralize letters of credit under such facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facilities described above.
Based on the Company’s historical cash flows, coupled with a move toward more liquid investments, management believes that the cash flow from the Company’s operating activities will continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	57

  CAPITAL
SLF Inc. has a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and optimize shareholder return. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. Sun Life Financial’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings, while maintaining a capital-efficient structure and desired capital ratios. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which it operates. Sun Life Financial manages capital for all of its subsidiaries in a manner commensurate with their individual risk profiles.
Sun Life Financial, including all of its business groups, conducts a rigorous capital plan annually where capital options, fundraising alternatives and dividend policies are presented to the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of the capital reviews are presented to the Board on a quarterly basis. The Board of Directors is also responsible for the annual review and approval of the Company’s capital plan. The Risk Review Committee of the Board of Directors reviews and approves SLF Inc.’s capital policy annually. Management oversight of the Company’s capital programs and position is provided by the Capital Management Committee that is chaired by the Executive Vice-President and Chief Financial Officer. Corporate Treasury and Risk Management are responsible for the design and implementation of the capital management policy.
The Company’s capital base consists mainly of common shareholders’ equity and retained earnings. Other sources of capital include the Company’s preferred shareholders’ equity and subordinated debt issued by SLF Inc., Sun Life Assurance and Sun Canada Financial Co. For Canadian regulatory purposes, the Company’s capital also includes innovative capital instruments issued by Sun Life Capital Trust and Sun Life Capital Trust II.
In 2009 Sun Life Capital Trust II (Trust II), an unconsolidated subsidiary of the Company, issued $500 million of Sun Life ExchangEable Securities (SLEECS) Series 2009-1. Pursuant to the share exchange agreement with Sun Life Assurance and Sun Life Financial, if Trust II fails to pay the indicated yield on the SLEECS securities on each regular distribution date, both Sun Life Assurance and SLF Inc. are subject to certain restrictions on paying dividends on their respective securities. Trust II is expected to continue to pay the indicated yield at each distribution date.
In 2001 and 2002, Sun Life Capital Trust (SLC Trust), an unconsolidated subsidiary of the Company, issued $950 million (Series A) and $200 million (Series B) of SLEECS. Pursuant to the share exchange agreement with Sun Life Assurance and Sun Life Financial, if SLC Trust fails to pay the indicated yield on the SLEECS securities on each regular distribution date, both Sun Life Assurance and SLF Inc. are subject to certain restrictions on paying dividends on their respective securities. In addition, under certain circumstances holders of the SLEECS securities have the right to convert these securities into a new series of Sun Life Assurance preferred shares or Sun Life Financial common shares. SLC Trust is expected to continue to pay the indicated yield at each distribution date.
Notes 10, 11, 13 and 15 to SLF Inc.’s 2009 Consolidated Financial Statements include additional details on the Company’s capital. The following table summarizes the sources of the Company’s capital position over the past three years.
SOURCE OF CAPITAL

(C$ millions)	2009	2008	2007

Subordinated debt	3,048	2,576	1,796

Trust Securities(1)	1,644	1,150	1,150

Equity

Participating policyholders’ equity	107	106	95

Preferred shareholders’ equity	1,741	1,495	1,495

Common shareholders’ equity(2)	15,566	15,808	15,627

Total Equity	17,414	17,409	17,217

Total Capital	22,106	21,135	20,163

Ratio of debt to total capital	21.2%	17.6%	14.6%

Ratio of debt plus preferred shares to total capital	29.1%	24.7%	22.0%

(1)	Includes SLEECS net of associated transaction costs.

(2)	Certain components of accumulated other comprehensive income, namely unrealized gain and losses on cash flow hedges and available-for-sale debt securities, (effective 2008) are excluded from regulatory capital.
Common shareholders’ equity was $15.6 billion, as at December 31, 2009 compared with $15.8 billion as at December 31, 2008, a decrease of $0.2 billion. Unfavourable credit and the negative impact on Other Comprehensive Income of the appreciation of the Canadian dollar against the U.S. dollar only partially offset positive changes in Other Comprehensive Income from the gains on available-for-sale assets.

58	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

On March 31, 2009, SLF Inc. issued $500 million principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures (Series 2009-1) due in 2019.
On May 20, 2009, SLF Inc. issued $250 million of 6.00% Class A Non-Cumulative 5-Year Rate Reset Preferred Shares yielding 6.00% annually until June 30, 2014.
On June 30, 2009, SLF Inc. issued $300 million principal amount of Series D Senior Unsecured 5.70% Debentures due 2019.
On November 20, 2009, SLF Inc., through Sun Life Capital Trust II, issued $500 million principal amount of SLEECS Series 2009-1 due December 31, 2108.
As at December 31, 2009, the Company’s debt capital consisted of $3.1 billion in subordinated debentures with maturity dates between 2015 and 2042 and $1.6 billion of SLEECS with maturity dates between 2031 and 2108. The maturity dates of the Company’s long-term debt are well distributed over the medium- to long-term horizon to maximize the Company’s financial flexibility and minimize refinancing requirements within a given year.
In addition to the above long-term debt, the Company also has $2.2 billion of public issuances and $1.4 billion of private financings in connection with financing arrangements to address U.S. statutory reserve requirements for certain universal life contracts.
The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. The debt-to-capital ratio for SLF Inc., which includes the SLEECS and preferred shares issued by SLF Inc. as part of debt for the purposes of this calculation, increased by 4.4% over the past year to 29.1% as at December 31, 2009.
In 2009, SLF Inc. did not repurchase or cancel any of its common shares.
SLF Inc. grants stock options to certain employees and directors, which may be exercised at the closing price of SLF Inc.’s common shares on the trading day preceding the grant date. As at February 5, 2010, 12.8 million options to acquire SLF Inc. common shares and 564.6 million common shares of SLF Inc. were outstanding.
NUMBER OF COMMON SHARES OUTSTANDING

(in millions)	2009	2008	2007

Balance, beginning of year	559.7	564.1	571.8
Stock options exercised	4.7	0.4	2.1
Shares repurchased	–	(4.8)	(9.8)

Balance, end of year	564.4	559.7	564.1

NUMBER OF STOCK OPTIONS OUTSTANDING

(in millions)	2009	2008	2007

Balance, beginning of year	10.0	8.2	9.1
Stock options exercised	4.3	2.3	1.3
Shares repurchased	(1.1)	(0.5)	(2.2)

Balance, end of year	13.2	10.0	8.2

  SHAREHOLDER DIVIDENDS
SLF Inc. maintained its quarterly common shareholders’ dividend at $0.36 per share throughout 2009. Total common shareholder dividends declared in 2009 were $1.44 per share, consistent with 2008 levels.
The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of its Board of Directors and is dependent on the Company’s results of operations, financial condition, cash requirements, regulatory and contractual restrictions and other factors considered by the Board of Directors. The Board of Directors reviews the level of dividends on quarterly basis.
Under the SLF Inc. Canadian Dividend Reinvestment and Share Purchase Plan, Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in additional common shares and may also purchase common shares through the Plan. For dividend reinvestments, SLF Inc. may, at its option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased on behalf of participants through the TSX at the market price. Common shares acquired by participants through optional cash purchases may also be issued from treasury or purchased through the TSX at SLF Inc.’s option, in either case at no discount.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	59

DIVIDENDS DECLARED FOR 2009

			Amount
			per share

Common shares			$1.44

			Amount
Class A preferred shares	Coupon rate	Date issued	per share

Series 1	4.75%	February 25, 2005	$1.187500
Series 2	4.80%	July 15, 2005	$1.200000
Series 3	4.45%	January 13, 2006	$1.112500
Series 4	4.45%	October 10, 2006	$1.112500
Series 5	4.50%	February 2, 2007	$1.112500
Series 6R	6.00%	May 20, 2009	$0.921580

  CAPITAL ADEQUACY
SLF Inc. is subject to the guidelines regarding capital framework for regulated insurance holding companies and non-operating life insurance companies (collectively, Insurance Holding Companies) issued by OSFI. Under these guidelines, Insurance Holding Companies, such as SLF Inc., and certain of their significant life insurance company subsidiaries are not subject to the MCCSR ratio that applies to Canadian life insurance companies. These guidelines do not establish minimum or targeted capital requirements for Insurance Holding Companies.
As an Insurance Holding Company, SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment. For purposes of determining required capital under the capital risk metrics, the risk component factors for significant foreign life subsidiaries are not included in the Insurance Holding Company’s total capital required. OSFI may intervene and assume control of an Insurance Holding Company or a Canadian life insurance company if it deems the amount of available capital is insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks OSFI deems necessary to reflect. SLF Inc. was well above its minimum internal targets as at December 31, 2009.
Sun Life Assurance is subject to the MCCSR capital rules for a life insurance company in Canada. The Company generally expects to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. From time to time, during adverse economic conditions and periods of high market volatility, Sun Life Assurance may maintain an MCCSR ratio in the range of 180% to 200%. With an MCCSR ratio of 221%, Sun Life Assurance exceeded minimum regulatory levels as at December 31, 2009. The MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets as outlined on page 54 of this document.
A key risk component is asset default risk, which is also referred to as C-1 risk, covers losses resulting from asset defaults, loss of market value of equities, and related reductions in income. To compute the C-1 component, factors are applied to the balance sheet value of the Company’s assets (on-balance sheet) or exposure amount (off-balance sheet). The factors used to compute required capital are based on the nature of the asset in combination with its use or the rating assigned to the asset or obligor. The charts below summarize the split of the Sun Life Assurance’s C-1 risk by type of asset. In addition, a second chart splits the C-1 risk associated with the bond portfolio by rating. While over 70% of Sun Life Assurance’s bonds are rated A or higher, such bonds account for only about 20% of C-1 risk reflecting the relatively low factors attributed to bonds rated A or higher. Bonds rated A or higher also include the obligations of certain qualifying entities, including the Canadian government and other OECD countries, that are eligible for a 0% factor.

C1 RISK BY TYPE – SLA	BOND C1 RISK BY ASSET QUALITY – SLA

60	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table shows the components of the MCCSR ratio for Sun Life Assurance for the last three years.
SUN LIFE ASSURANCE MCCSR

($ millions)	2009	2008	2007

Capital available
Retained earnings and contributed surplus	9,733	10,117	9,957
Other comprehensive income	(1,510)	(841)	(1,521)
Common and preferred shares	2,596	1,996	1,446
Innovative instruments and subordinated debt	3,094	2,600	2,400
Other	269	219	531
Less:
Goodwill and intangibles in excess of limit	1,859	1,893	1,607
Non-life investments and other	1,660	1,585	1,555

Total capital available	10,663	10,613	9,651
Required capital
Asset default and market risks	2,699	2,620	2,497
Insurance risks	1,397	1,279	1,276
Interest rate risks	735	683	861
Other	–	–	(110)

Total capital required	4,831	4,582	4,524
MCCSR ratio	221%	232%	213%

Sun Life Assurance’s MCCSR ratio declined from 232% as at December 31, 2008 to 221% as at December 31, 2009, reflecting ongoing credit deterioration and the impact of the update of equity and interest assumptions used to value its segregated fund and individual life liabilities, partially offset by earnings. Available capital remained relatively flat as earnings, the net proceeds of $494 million from the issuance of $500 million of SLEECS and contributions from SLF Inc. were substantively offset by the unfavourable impact of the weakening of the U.S. dollar against the Canadian dollar and dividends to SLF Inc. Additional details concerning the calculation of available capital and MCCSR are included in SLF Inc.’s 2009 AIF under the heading Regulatory Matters.
OSFI is considering new guidelines that would establish stand-alone capital adequacy requirements for operating life insurance companies, such as Sun Life Assurance, and that would update OSFI’s regulatory guidance for non-operating insurance companies acting as holding companies, such as SLF Inc. OSFI is also is reviewing the use of internally modelled capital requirements for segregated fund guarantees.
Significant foreign life subsidiaries that are not subject to the MCCSR rules are required to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. The Company’s principal operating life insurance subsidiary in the United States, Sun Life Assurance Company of Canada (U.S.) (Sun Life (U.S.)), qualifies as a significant foreign life subsidiary. Sun Life (U.S.) is subject to the risk-based capital (RBC) rules issued by the National Association of Insurance Commissioners, which measures the ratio of the company’s total adjusted capital to the minimum capital required by the RBC formula. The RBC formula for life insurance companies’ measures exposures to investment risk, insurance risk, interest rate and other market risks and general business risk. A company’s RBC is normally expressed in terms of the company action level (CAL). If a life insurance company’s total adjusted capital is less than or equal to the CAL (100% of CAL or less), a comprehensive financial plan must be submitted to its state regulator. Sun Life (U.S.) has established an internal target range for its RBC ratio of 300%–350% of the CAL.
The Company provides periodic capital contributions to Sun Life (U.S.) in order to maintain its RBC ratio in the target range of 300%-350%. It is expected that Sun Life Financial will need to make a contribution in early 2010 to Sun Life (U.S.) to maintain the 2009 RBC ratio in the target range. A portion of this contribution could potentially be funded by Sun Life Assurance, which would decrease its MCCSR ratio.
The investment, interest rate, and market risk components of Sun Life (U.S.)’s statutory and risk based capital are sensitive to equity and interest rate levels as well as the overall economic environment. Declining equity and interest markets and unfavourable credit experience will negatively impact its RBC ratio. The insurance and business risk components of Sun Life (U.S.)’s statutory and risk based capital are sensitive to operating experience. Unfavourable operating experience could also negatively impact the RBC ratio.
In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company maintained capital levels above the minimum local regulatory requirements as at December 31, 2009.
  OFF-BALANCE SHEET ARRANGEMENTS
In the normal course of business, the Company is engaged in a variety of financial arrangements. The principal purposes of these arrangements are to:
•	Earn management fees and additional spread on a matched book of business

•	Reduce financing costs
While most of these activities are reflected on the Company’s balance sheet with respect to assets and liabilities, certain of them are either not recorded or are recorded on the Company’s balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities the Company undertakes primarily include:
•	Asset securitizations

•	Securities lending

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc. Annual Report 2009	61

ASSET SECURITIZATIONS
The Company engages in asset securitization activities primarily to earn origination and/or management fees by leveraging its investment expertise to source and manage assets for the investors. Periodically, the Company sells mortgage and/or bond assets to a non-consolidated special purpose entity (SPE), which may also purchase investment assets from third parties. The SPE funds the asset purchase by selling securities to investors. As part of the SPE arrangement, the Company may subscribe to a subordinated investment interest in the issued securities.
The Company is generally retained to manage the assets in the SPE on a fee-for-service basis. All of the asset securitization transactions undertaken by the Company are structured on a non-recourse basis so that the Company has no exposure to the default risks associated with the assets in the SPEs other than through any retained interests held by the Company. The table summarizes the Company’s asset securitization program.

($ millions)	2009	2008

As at December 31
Securitized assets under management	1,882	2,269
The Company’s retained interest	35	70
For the year ended December 31
Cash flow received on retained interests and servicing fees	11	12

SECURITIES LENDING
The Company lends securities in its investment portfolio to other institutions for short periods to generate additional fee income. The Company conducts its program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including non-cash collateral deficiency, in securities lending transactions. Additional information on securities lending is available in Note 5 to SLF Inc.’s 2009 Consolidated Financial Statements.
  COMMITMENTS, GUARANTEES, CONTINGENCIES AND REINSURANCE MATTERS
In the normal course of business, the Company enters into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. The Company is also engaged in arbitration proceedings in the U.S. and U.K. with certain companies that have contracts to provide reinsurance to the Company. Details regarding the Company’s commitments, guarantees and contingencies are summarized in Notes 6 and 21 to SLF Inc.’s 2009 Consolidated Financial Statements.
The following table summarizes the Company’s significant financial liabilities and contractual obligations as at December 31, 2009.
FINANCIAL LIABILITIES AND CONTRACTUAL OBLIGATIONS

($ millions)	Total	Within 1 year	1-3 years	4-5 years	Over 5 years

Senior debentures and unsecured financing(1)	10,805	233	459	459	9,654
Subordinated debt(1)	5,510	191	383	383	4,553
Bond repurchase agreements and securities lending transactions	1,266	1,266	–	–	–
Accounts payable and accrued expenses	1,927	1,927	–	–	–
Borrowed funds(1)	385	98	142	83	62
General fund policy liabilities(2)	196,763	12,365	11,504	11,543	161,351

Total liabilities	216,656	16,080	12,488	12,468	175,620

Contractual commitments(3)
Contractual loan, equity and real estate	804	419	197	119	69
Operating leases	332	90	138	65	39

Total contractual commitments	1,136	509	335	184	108

(1)	Expected interest payments included.

(2)	General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposits, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policyholder liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. The actuarial and other policy liability amounts included in the 2009 SLF Inc.’s Consolidated Financial Statements are based on the present value of the estimated cash flows and are net of reinsured amounts. Due to the use of assumptions, actual cash flows will differ from these estimates.

(3)	Contractual commitments and operating lease commitments are not reported on the consolidated balance sheets.
  LEGAL AND REGULATORY PROCEEDINGS
SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including federal, provincial and state, securities and insurance regulators in Canada, the United States and other jurisdictions, the SEC, the United States Financial Industry Regulatory Authority and state attorney generals in the United States, from time to time, make inquiries and require the production of information or conduct examinations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.

62	Sun Life Financial Inc. Annual Report 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED
FINANCIAL STATEMENTS
AND NOTES

64	FINANCIAL REPORTING RESPONSIBILITIES

65	CONSOLIDATED FINANCIAL STATEMENTS
65	Consolidated statements of operations

66	Consolidated balance sheets

67	Consolidated statements of equity

67	Consolidated statements of comprehensive income

68	Consolidated statements of cash flows

69	Consolidated statements of changes in segregated funds net assets

69	Consolidated statements of segregated funds net assets
70	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
70 Note 1	Accounting policies

75 Note 2	Changes in accounting policies

76 Note 3	Acquisitions and dispositions

77 Note 4	Segmented information

79 Note 5	Financial investments and related net investment income

85 Note 6	Financial instrument risk management

94 Note 7	Goodwill and intangible assets

95 Note 8	Other assets

96 Note 9	Actuarial liabilities and other policy liabilities
101 Note 10	Capital management

102 Note 11	Senior debentures

104 Note 12	Other liabilities

105 Note 13	Subordinated debt

106 Note 14	Non-controlling interests in subsidiaries

106 Note 15	Share capital and shares purchased for cancellation

107 Note 16	Operating expenses

108 Note 17	Earnings per share

108 Note 18	Stock-based compensation

111 Note 19	Income taxes

112 Note 20	Income taxes included in OCI

112 Note 21	Commitments, guarantees and contingencies

114 Note 22	Pension plans and other post-retirement benefits

118 Note 23	Foreign exchange gain/loss

118 Note 24	Related party transactions

118 Note 25	Variable interest entities

119 Note 26	Summary of differences between accounting principles generally accepted in Canada and in the United States
138	APPOINTED ACTUARY’S REPORT

138	REPORTS OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Sun Life Financial Inc. Annual Report 2009	63

  FINANCIAL REPORTING RESPONSIBILITIES
Management is responsible for preparing the Consolidated Financial Statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with Canadian generally accepted accounting principles. It also includes ensuring the use of appropriate accounting policies and estimates in the disclosure of the information that was prepared following accounting principles generally accepted in the United States of America. The financial information presented elsewhere in the annual report to shareholders is consistent with these statements.
The Board of Directors (Board) oversees management’s responsibilities for financial reporting. An Audit Committee of non-management directors is appointed by the Board to review the Consolidated Financial Statements and report to the Board prior to their approval of the Consolidated Financial Statements for issuance to shareholders. Other key responsibilities of the Audit Committee include reviewing the Company’s existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.
Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as of December 31, 2009, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2009.
The Audit Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Appointed Actuary have full and unrestricted access to the Audit Committee, with and without the presence of management.
The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act of Canada and to ensure that the interests of policyholders, depositors and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.
The Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act of Canada, and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 9. The report of the Appointed Actuary accompanies these Consolidated Financial Statements.
The Company’s external auditors, Deloitte & Touche LLP, Independent Registered Chartered Accountants, have audited the Company’s internal control over financial reporting as of December 31, 2009, in addition to auditing the Company’s Consolidated Financial Statements for the year ended December 31, 2009. Their reports to the Board and Shareholders express an unqualified opinion and accompany these Consolidated Financial Statements. Deloitte & Touche LLP meet separately with both management and the Audit Committee to discuss the results of their audit.

Donald A. Stewart
Chief Executive Officer

Colm J. Freyne
Executive Vice-President and Chief Financial Officer
Toronto, February 10, 2010

64	Sun Life Financial Inc. Annual Report 2009	CONSOLIDATED FINANCIAL STATEMENTS

  CONSOLIDATED FINANCIAL STATEMENTS
  CONSOLIDATED STATEMENT OF OPERATIONS

Years ended December 31 (in millions of Canadian dollars, except for per share amounts)	2009	2008	2007

Revenue
Premium income:
Annuities	$4,795	$3,592	$3,530
Life insurance	6,380	5,928	6,010
Health insurance	4,335	4,067	3,584

	15,510	13,587	13,124

Net investment income (loss) (Note 5):
Change in fair value of held-for-trading assets	4,878	(7,399)	(1,558)
Income (loss) from derivative investments	(943)	(220)	86
Net gains (losses) on available-for-sale assets	(5)	(241)	101
Other net investment income	5,462	6,078	6,223
Gain on sale of equity investment (Note 3)	–	1,015	–

	9,392	(767)	4,852

Fee income	2,670	2,743	3,212

	27,572	15,563	21,188

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	4,566	5,310	6,250
Annuity payments	1,367	1,380	1,398
Death and disability benefits	2,997	2,844	2,620
Health benefits	3,210	2,938	2,616
Policyholder dividends and interest on claims and deposits	1,317	1,303	1,360

	13,457	13,775	14,244
Net transfers to segregated funds	860	539	952
Increase (decrease) in actuarial liabilities (Note 9)	7,697	(4,429)	(2,515)
Commissions	1,662	1,545	1,811
Operating expenses (Note 16)	3,176	3,003	3,260
Premium taxes	222	227	240
Interest expense (Notes 11, 12 and 13)	403	366	349

	27,477	15,026	18,341

Income before income taxes and non-controlling interests	95	537	2,847
Income taxes expense (benefit) (Note 19)	(542)	(343)	522
Non-controlling interests in net income of subsidiaries (Note 14)	15	23	35

Total net income	622	857	2,290
Less: Participating policyholders’ net income	9	2	2

Shareholders’ net income	613	855	2,288
Less: Preferred shareholder dividends	79	70	69

Common shareholders’ net income	$534	$785	$2,219

Average exchange rates:
U.S. dollars	1.14	1.07	1.07
U.K. pounds	1.78	1.96	2.15

Earnings per share
Basic	$0.95	$1.40	$3.90
Diluted	$0.94	$1.37	$3.85

Weighted average shares outstanding in millions (Note 17)
Basic	561	561	569
Diluted	562	562	572
The attached notes form part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	65

  CONSOLIDATED BALANCE SHEETS

As at December 31 (in millions of Canadian dollars)	2009	2008

Assets
Bonds – held-for-trading (Note 6)	$51,634	$48,458
Bonds – available-for-sale (Note 6)	9,673	10,616
Mortgages and corporate loans (Note 6)	19,449	22,302
Stocks – held-for-trading (Note 6)	4,331	3,440
Stocks – available-for-sale (Note 6)	635	1,018
Real estate (Note 5)	4,877	4,908
Cash, cash equivalents and short-term securities	11,868	8,879
Derivative assets (Notes 5 and 6)	1,382	2,669
Policy loans and other invested assets	3,503	3,585
Other invested assets – held-for-trading (Note 6)	425	380
Other invested assets – available-for-sale (Note 6)	452	623

Invested assets	108,229	106,878
Goodwill (Note 7)	6,419	6,598
Intangible assets (Note 7)	926	878
Other assets (Note 8)	4,508	5,479

Total general fund assets	$120,082	$119,833

Segregated funds net assets	$81,305	$65,762

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 9)	$84,638	$81,411
Amounts on deposit	4,181	4,079
Deferred net realized gains (Note 5)	225	251
Senior debentures (Note 11)	3,811	3,013
Derivative liabilities (Notes 5 and 6)	1,257	3,219
Other liabilities (Note 12)	5,466	7,831

Total general fund liabilities	99,578	99,804
Subordinated debt (Note 13)	3,048	2,576
Non-controlling interests in subsidiaries (Note 14)	42	44
Total equity	17,414	17,409

Total general fund liabilities and equity	$120,082	$119,833

Segregated funds contract liabilities	$81,305	$65,762

Exchange rate at balance sheet date:
U.S. dollars	1.05	1.22
U.K. pounds	1.70	1.78
The attached notes form part of these Consolidated Financial Statements.
Approved on behalf of the Board of Directors,
Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director

66	Sun Life Financial Inc. Annual Report 2009	CONSOLIDATED FINANCIAL STATEMENTS

  CONSOLIDATED STATEMENTS OF EQUITY

Years ended December 31 (in millions of Canadian dollars)	Participating policyholders	Shareholders	2009	2008	2007

Preferred shares
Balance, beginning of year	$–	$1,495	$1,495	$1,495	$1,250
Preferred shares issued (Note 15)	–	250	250	–	250
Issuance costs, net of taxes (Note 15)	–	(4)	(4)	–	(5)

Balance, end of year	–	1,741	1,741	1,495	1,495

Common shares
Balance, beginning of year	–	6,983	6,983	7,033	7,082
Stock options exercised (Note 18)	–	7	7	10	66
Shares issued under dividend reinvestment and share purchase plan (Note 15)	–	136	136	–	–
Common shares purchased for cancellation (Note 15)	–	–	–	(60)	(115)

Balance, end of year	–	7,126	7,126	6,983	7,033

Contributed surplus
Balance, beginning of year	–	118	118	62	72
Stock-based compensation (Note 18)	–	16	16	58	1
Stock options exercised (Notes 15 and 18)	–	(1)	(1)	(2)	(11)

Balance, end of year	–	133	133	118	62

Retained earnings
Balance, beginning of year	111	11,101	11,212	11,391	10,309
Net income	9	613	622	857	2,290
Dividends on common shares	–	(796)	(796)	(809)	(752)
Dividends on preferred shares	–	(79)	(79)	(70)	(69)
Common shares purchased for cancellation (Note 15)	–	–	–	(157)	(387)

Balance, end of year	120	10,839	10,959	11,212	11,391

Accumulated other comprehensive income (loss), net of taxes
Balance, beginning of year	(5)	(2,394)	(2,399)	(2,764)	(978)
Total other comprehensive income (loss)	(8)	(138)	(146)	365	(1,786)

Balance, end of year	(13)	(2,532)	(2,545)	(2,399)	(2,764)

Total retained earnings and accumulated other comprehensive income	107	8,307	8,414	8,813	8,627

Total equity	$107	$17,307	$17,414	$17,409	$17,217

Accumulated other comprehensive income (loss), net of taxes
Balance, end of year, consists of:
Unrealized gains (losses) on available-for-sale assets	$–	$30	$30	$(1,429)	$25
Unrealized foreign currency translation gains (losses), net of hedging activities	(13)	(2,624)	(2,637)	(1,049)	(2,821)
Unrealized gains (losses) on derivatives designated as cash flow hedges	–	62	62	79	32

Balance, end of year	$(13)	$(2,532)	$(2,545)	$(2,399)	$(2,764)

  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31 (in millions of Canadian dollars)	2009	2008	2007

Total net income	$622	$857	$2,290
Other comprehensive income (loss), net of taxes (Note 20):
Unrealized foreign currency translation gains (losses), excluding hedges	(1,908)	2,162	(1,781)
Unrealized foreign currency gains (losses), net investment hedges	314	(396)	282
Net adjustment for foreign exchange losses (Note 23)	6	6	3
Unrealized gains (losses) on available-for-sale assets	1,492	(1,653)	(238)
Reclassifications to net income for available-for-sale assets	(33)	199	(84)
Unrealized gains (losses) on cash flow hedging instruments	(18)	24	40
Reclassifications to net income (loss) for cash flow hedges	1	23	(8)

Total other comprehensive income (loss)	(146)	365	(1,786)

Total comprehensive income	476	1,222	504

Less: Participating policyholders’ net income	9	2	2
Participating policyholders’ foreign currency translation gains (losses), excluding hedges	(8)	9	(5)

Shareholders’ comprehensive income	$475	$1,211	$507

The attached notes form part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	67

  CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (in millions of Canadian dollars)	2009	2008	2007

Cash flows provided by (used in) operating activities
Total net income	$622	$857	$2,290
Items not affecting cash:
Increase (decrease) in actuarial and other policy-related liabilities	7,707	(4,392)	(2,328)
Unrealized (gains) losses on held-for-trading assets and derivatives	(4,644)	7,383	2,447
Amortization of:
Net deferred realized and unrealized gains on investments	(76)	(136)	(121)
Deferred acquisition costs and intangible assets	82	74	89
Write-down of intangible asset	–	–	52
(Gain) loss on foreign exchange (Note 5)	10	22	(37)
Future income taxes	(737)	(489)	453
Provisions for losses (recoveries) on investments	117	4	2
Stock-based compensation (Note 18)	96	31	96
Accrued expenses and taxes	86	(424)	(109)
Investment income due and accrued	26	6	(7)
Other changes in other assets and liabilities	(276)	(560)	(649)
Gain on sale of equity investment (Note 3)	–	(1,015)	–
Realized (gains) losses on held-for-trading and available-for-sale assets	618	410	(1,065)
New mutual fund business acquisition costs capitalized	(99)	(56)	(69)
Redemption fees of mutual funds	16	22	24

Net cash provided by operating activities	3,548	1,737	1,068

Cash flows provided by (used in) financing activities
Borrowed funds	(5)	(17)	113
Issuance of senior financing (Note 12)	223	118	929
Collateral on senior financing (Note 12)	231	(258)	–
Issuance of senior debentures (Note 11)	799	–	250
Redemption of senior debentures (Note 11)	–	–	(727)
Issuance of subordinated debt (Note 13)	496	746	398
Redemption and maturity of subordinated debt (Note 13)	–	–	(28)
Issuance of preferred shares (Note 15)	250	–	250
Payments to underwriters (Note 15)	(6)	–	(9)
Issuance of common shares on exercise of stock options	6	8	55
Common shares purchased for cancellation (Note 15)	–	(217)	(502)
Dividends paid on common shares	(864)	(809)	(752)
Dividends paid on preferred shares	(78)	(70)	(69)

Net cash provided by (used in) financing activities	1,052	(499)	(92)

Cash flows provided by (used in) investing activities
Sales, maturities and repayments of:
Bonds	17,583	15,697	21,091
Mortgages and corporate loans	5,285	5,624	6,279
Stocks	1,535	1,715	3,456
Real estate	48	109	221
Purchases of:
Bonds	(18,548)	(15,706)	(20,896)
Mortgages and corporate loans	(3,738)	(5,746)	(7,159)
Stocks	(1,228)	(1,915)	(3,298)
Real estate	(164)	(320)	(628)
Policy loans	(153)	(162)	(69)
Short-term securities*	(2,998)	(1,530)	(658)
Cash cost of acquisition (Note 3)	(387)	–	(725)
Cash and cash equivalents acquired on acquisition (Note 3)	402	–	132
Net cash from sale of equity investment (Note 3)	–	1,546	–
Other investments	(1,088)	723	244

Net cash provided by (used in) investing activities	(3,451)	35	(2,010)

Changes due to fluctuations in exchange rates	(802)	642	(299)

Increase (decrease) in cash and cash equivalents	347	1,915	(1,333)
Cash and cash equivalents, beginning of year	5,518	3,603	4,936

Cash and cash equivalents, end of year	5,865	5,518	3,603
Short-term securities, end of year*	6,003	3,361	1,897

Cash, cash equivalents and short-term securities, end of year	$11,868	$8,879	$5,500

Supplementary Information
Cash and cash equivalents:
Cash	$1,191	$745	$399
Cash equivalents*	4,674	4,773	3,204

	$5,865	$5,518	$3,603

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$384	$381	$319

Income taxes, net of refunds	$212	$467	$499

*	Includes a restatement of $1,745 of short-term securities as at December 31, 2008, that were included as cash equivalents in error previously. As a result, cash flows provided by (used in) investing activities have been adjusted by $1,745 in the 2008 column above.
The attached notes form part of these Consolidated Financial Statements.

68	Sun Life Financial Inc. Annual Report 2009	CONSOLIDATED FINANCIAL STATEMENTS

  CONSOLIDATED STATEMENTS OF CHANGES IN SEGREGATED FUNDS NET ASSETS

Years ended December 31 (in millions of Canadian dollars)	2009	2008	2007

Additions to segregated funds
Deposits:
Annuities	$10,135	$9,236	$9,921
Life insurance	925	1,683	3,399

	11,060	10,919	13,320
Net transfers (to) from general funds	860	539	952
Net realized and unrealized (losses) gains	10,324	(17,772)	(210)
Other investment income	1,995	2,481	3,813

	24,239	(3,833)	17,875

Deductions from segregated funds
Payments to policyholders and their beneficiaries	9,708	7,843	8,793
Management fees	925	861	867
Taxes and other expenses	268	188	189
Effect of changes in currency exchange rates	4,424	(5,282)	5,610

	15,325	3,610	15,459

Net additions (reductions) to segregated funds for the year	8,914	(7,443)	2,416
Acquisitions (Note 3)	6,629	–	–
Segregated funds net assets, beginning of year	65,762	73,205	70,789

Segregated funds net assets, end of year	$81,305	$65,762	$73,205

  CONSOLIDATED STATEMENTS OF SEGREGATED FUNDS NET ASSETS

As at December 31 (in millions of Canadian dollars)	2009	2008

Assets
Segregated and mutual fund units	$64,265	$49,392
Stocks	7,832	5,178
Bonds	7,813	9,771
Cash, cash equivalents and short-term securities	1,647	863
Real estate	319	153
Mortgages	34	43
Other assets	1,905	2,068

	83,815	67,468

Liabilities	2,510	1,706

Net assets attributable to segregated funds policyholders	$81,305	$65,762

     The attached notes form part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	69

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (Amounts in millions of Canadian dollars except for per share amounts and where otherwise stated)
  1. ACCOUNTING POLICIES
  DESCRIPTION OF BUSINESS
Sun Life Financial Inc. (SLF Inc.) is a publicly traded company and is the holding company of Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc. Both SLF Inc. and Sun Life Assurance are incorporated under the Insurance Companies Act of Canada, and are regulated by the Office of the Superintendent of Financial Institutions, Canada (OSFI). SLF Inc. and its subsidiaries are collectively referred to as “Sun Life Financial” or “the Company”. The Company is an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through its operations in Canada, the United States, the United Kingdom and Asia. The Company also operates mutual fund and investment management businesses, primarily in Canada, the United States and Asia.
  BASIS OF PRESENTATION
The Company prepares its Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (GAAP).
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect:
•	the reported amounts of assets and liabilities at the date of the financial statements;
•	the disclosure of contingent assets and liabilities at the date of the financial statements; and
•	the reported amounts of revenues, policy benefits and expenses during the reporting period.
Actual results could differ from those estimates.
A summary of differences between Canadian and U.S. GAAP is provided in Note 26.
The significant accounting policies used in the preparation of these Consolidated Financial Statements are summarized below.
  BASIS OF CONSOLIDATION
The Consolidated Financial Statements of the Company reflect the assets and liabilities and results of operations of all subsidiaries and variable interest entities in which the Company is the primary beneficiary after intercompany balances and transactions have been eliminated. The purchase method is used to account for the acquisition of subsidiaries with the difference between the acquisition cost of a subsidiary and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. The equity method is used to account for other entities over which the Company is able to exercise significant influence. Investments in these other entities are reported in other invested assets in the consolidated balance sheets with the Company’s share of earnings reported in net investment income in the consolidated statements of operations and the Company’s share of other comprehensive income (OCI) in the consolidated statements of comprehensive income. The proportionate consolidation method is used to account for non-variable interest entity investments in which the Company exercises joint control, resulting in the consolidation of the Company’s proportionate share of assets, liabilities, income and expenses in the Consolidated Financial Statements.
  BONDS – HELD-FOR-TRADING AND AVAILABLE-FOR-SALE
Bonds are designated as held-for-trading or available-for-sale and are carried at fair value. Generally, bonds supporting the Company’s actuarial liabilities are designated as held-for-trading. Changes in fair value of held-for-trading bonds are recorded to changes in fair value of held-for-trading assets in the consolidated statements of operations. Because the value of actuarial liabilities is determined by reference to the assets supporting those liabilities, changes in the actuarial liabilities offset a significant portion of the change in fair value of the assets, except for changes in the fair value of the assets that are due to other-than-temporary impairment. Bonds not supporting the Company’s actuarial liabilities are generally designated as available-for-sale. Changes in fair value of available-for-sale bonds are recorded to unrealized gains and (losses) in OCI.
Purchases and sales of bonds are recognized or derecognized on the consolidated balance sheets on their trade dates, which are the dates that the Company commits to purchase or sell the bond. Transaction costs for bonds classified as held-for-trading are expensed immediately, while transaction costs for bonds classified as available-for-sale are capitalized on initial recognition and are recognized in income using the effective interest method.
Realized gains and losses on the sale of available-for-sale bonds are reclassified from accumulated OCI and recorded as net gains (losses) on available-for-sale assets on the consolidated statements of operations. Since held-for-trading bonds are measured at fair value, realized gains and losses are included with unrealized gains and losses in changes in fair value of held-for-trading assets in the consolidated statements of operations. Interest income earned on both held-for-trading and available-for-sale bonds is recorded as other net investment income on the consolidated statements of operations.

70	Sun Life Financial Inc. Annual Report 2009	CONSOLIDATED FINANCIAL STATEMENTS

Bonds are tested for impairment on a quarterly basis. Objective evidence of impairment includes financial difficulty of the issuer, bankruptcy or defaults and delinquency in payments of interest or principal. Since held-for-trading bonds are recorded at fair value with changes in fair value recorded to income, any reduction in value of the asset due to impairment is already reflected in investment income. Impairment of held-for-trading bonds may impact the change in actuarial liabilities due to the impact of impairment on future cash flows. When there is objective evidence that an available-for-sale bond is impaired and the decline in value is considered other than temporary, the loss accumulated in OCI is reclassified to net gains (losses) on available-for-sale assets in the consolidated statements of operations. As a result of the adoption of the amendments to Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 in the fourth quarter of 2009, which are described in Note 2, if the fair value of an available-for-sale bond recovers after an impairment loss is recognized and the recovery can be objectively related to an event occurring after the impairment loss is recognized in net income, the impairment loss is reversed with the amount of the reversal recognized in net income. Prior to this amendment, once an impairment loss on an available-for-sale bond was recorded to income, it could not be reversed. Following impairment loss recognition or reversal, available-for-sale bonds continue to be recorded at fair value with changes in fair value recorded to OCI, and they are tested quarterly for further impairment loss or reversal. Interest is recognized on previously impaired available-for-sale bonds in accordance with the effective interest rate method.
  MORTGAGES AND CORPORATE LOANS
Mortgages and corporate loans are accounted for at amortized cost using the effective interest method. Purchases and sales of mortgages and corporate loans are recognized or derecognized on the consolidated balance sheets on their trade dates, which are the dates that the Company commits to purchase or sell the asset. Transaction costs on mortgages and corporate loans are capitalized on initial recognition and are recognized in income using the effective interest method.
Realized gains and losses on the sale of mortgages and corporate loans and interest income earned are recorded in other net investment income on the consolidated statements of operations.
Mortgages and corporate loans are classified as impaired when there is no longer assurance of the timely collection of the full amount of principal and interest. When an asset is classified as impaired, allowances for losses are generally established to adjust the carrying value of the asset to its net recoverable amount. Allowances are not established when either the fair value of the collateral or the discounted expected future cash flows exceed the carrying value of the mortgage or corporate loan. Interest is no longer accrued and previous interest accruals are reversed. Allowances for losses, and write-offs of specific investments net of recoveries, are charged against net investment income. Once the conditions causing the impairment improve and future payments are reasonably assured, allowances are reduced and the invested asset is no longer classified as impaired. Sectoral allowances are also established for classes of assets when there is concern about the ultimate collection of principal or interest.
  STOCKS – HELD-FOR-TRADING AND AVAILABLE-FOR-SALE
Stocks are designated as held-for-trading or available-for-sale and are generally carried at fair value. Stocks that do not have a quoted market price in an active market and that are designated as available-for-sale are carried at cost. Generally, stocks supporting the Company’s actuarial liabilities are designated as held-for-trading. Changes in fair value of held-for-trading stocks are recorded to changes in fair value of held-for-trading assets in the consolidated statements of operations. The majority of held-for-trading equities are held to support products where investment returns are passed through to policyholders, hence equity market movements are largely offset by changes in actuarial liabilities. Stocks not supporting the Company’s actuarial liabilities are generally designated as available-for-sale. Changes in fair value of available-for-sale stocks are recorded to unrealized gains and (losses) in OCI.
Purchases and sales of stocks are recognized or derecognized on the consolidated balance sheets on their trade dates, which are the dates that the Company commits to purchase or sell the stock.
Realized gains and losses on the sale of available-for-sale stocks are reclassified from accumulated OCI and recorded as net gains (losses) on available-for-sale assets on the consolidated statements of operations. Since held-for-trading stocks are measured at fair value, realized gains and losses are included with unrealized gains and losses in changes in fair value of held-for-trading assets in the consolidated statements of operations. Dividends received on both held-for-trading and available-for-sale stocks are recorded as other net investment income in the consolidated statements of operations.
All equity instruments in an unrealized loss position are reviewed quarterly to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument below its cost. If, as a result of this review, the security is determined to be other-than-temporarily impaired, it is written down to its fair value. When this occurs, the loss accumulated in OCI is reclassified to net gains (losses) on available-for-sale assets in the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	71

  DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial instruments are required to be classified as held-for-trading unless designated as a hedge for accounting purposes. The Company is also required to identify derivatives embedded in other contracts unless the host contract is an insurance policy issued by the Company. Embedded derivatives identified are bifurcated from the host contract if the host contract is not already measured at fair value, with changes in fair value recorded to income (such as held-for-trading assets), if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. The Company chose a transition date of January 1, 2003, for embedded derivatives and, therefore, is only required to account separately for those embedded derivatives in hybrid instruments issued, acquired or substantially modified after that date.
All derivatives, including derivatives designated as hedges for accounting purposes and embedded derivatives, are recorded on the consolidated balance sheets at fair value. Derivatives with a positive fair value are recorded as derivative assets while derivatives with a negative fair value are recorded as derivative liabilities. The accounting for the changes in fair value of derivatives depends on whether or not they are designated as hedges for accounting purposes.
DERIVATIVES NOT DESIGNATED AS ACCOUNTING HEDGES (DERIVATIVE INVESTMENTS) AND EMBEDDED DERIVATIVES
Derivative investments are derivatives that have not been designated as hedges for accounting purposes. Derivative investments and embedded derivatives are recorded on the consolidated balance sheets at fair value with changes in fair value recorded to income (loss) from derivative investments in the consolidated statements of operations. Income earned on these derivatives, such as interest income, is also recorded to income (loss) from derivative investments.
DERIVATIVES DESIGNATED AS HEDGES FOR ACCOUNTING PURPOSES
Hedge accounting is applied to certain derivatives to reduce income statement volatility, in accordance with risk management objectives. All derivatives designated as hedges for accounting purposes are documented at inception and hedge effectiveness is assessed on a quarterly basis. The accounting for the change in fair value of these derivatives depends on the hedge designation for accounting purposes.
Fair Value Hedges
Certain interest rate swaps, cross currency swaps and equity forwards are designated as hedges of the interest rate, foreign currency or equity exposures associated with available-for-sale assets. Changes in fair value of the derivatives are recorded to other net investment income. The change in fair value of these available-for-sale assets related to the effective portion of the hedged risk is recorded in other net investment income to offset the change in fair value on the hedging derivatives. As a result, ineffectiveness, if any, is recognized in other net investment income. Interest income earned and paid on the available-for-sale assets and swaps in the fair value hedging relationships are recorded to other net investment income.
Cash Flow Hedges
Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. The difference between the forward price and the spot price of these forwards is excluded from the assessment of hedge effectiveness and is recorded in other net investment income. Changes in fair value based on spot price changes are recorded to OCI, with the remaining changes in fair value recorded to other net investment income. A portion of the amount included in accumulated OCI related to these forwards is reclassified to operating expenses in the consolidated statements of operations as the liability is accrued for the stock-based compensation awards over the vesting period. All amounts recorded to or from OCI are net of related taxes.
Net Investment Hedges
The Company uses currency swaps and/or forwards to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities. Changes in fair value of these swaps and forwards, along with interest earned and paid on the swaps, are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying investments. All amounts recorded to or from OCI are net of related taxes. If the hedging relationship is terminated, amounts deferred in accumulated OCI continue to be deferred until there is a reduction in the Company’s net investment in the hedged foreign operation resulting from a capital transaction, dilution or sale of all or part of the foreign operation.
  REAL ESTATE
Real estate includes real estate held for investment and real estate held for sale.
Real estate held for investment: Real estate held for investment is originally recorded at cost. The carrying value is adjusted towards fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter.
Fair value is determined for each property by qualified appraisers. All income producing properties receive an annual appraisal verified by an external valuator at least once every two years. The Company monitors the values of these properties and if, in aggregate, the carrying value is greater than the fair values, it records a write-down for other than temporary impairment.

72	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Real estate held for sale: Properties held for sale are usually acquired through foreclosure, but may also be classified as held for sale based on management’s intent to sell. They are measured initially at fair value less the cost to sell and subsequently at the lower of carrying value and fair value less the cost to sell. When the amount at which the foreclosed or reclassified asset is initially measured is different from the carrying amount of the loan or property, a gain or loss is recorded at the time of foreclosure or reclassification.
  CASH, CASH EQUIVALENTS AND SHORT-TERM SECURITIES
Cash, cash equivalents and short-term securities are highly liquid investments. Cash equivalents have an original term to maturity of three months or less, while short-term securities have a term to maturity exceeding three months but less than one year. Cash equivalents and short-term securities are designated as held-for-trading and are recorded at fair value with changes in fair value reported in changes in fair value of held-for-trading assets on the consolidated statements of operations.
  POLICY LOANS AND OTHER INVESTED ASSETS
Policy loans are carried at their unpaid balance and are fully secured by the policy values on which the loans are made.
Policy loans and other invested assets on the consolidated balance sheets include investments accounted for by the equity method, leases and joint ventures.
  OTHER INVESTED ASSETS – HELD-FOR-TRADING AND AVAILABLE-FOR-SALE
Other invested assets designated as held-for-trading are primarily investments in segregated funds and mutual funds. These assets are supporting the Company’s actuarial liabilities or are investments held within the non-insurance subsidiaries of the Company. Held-for-trading assets are reported on the consolidated balance sheets at fair value with changes in fair value reported as changes in fair value of held-for-trading assets in the consolidated statements of operations. Other invested assets designated as available-for-sale include investments in limited partnerships. These investments are accounted for at cost since these assets are not traded in an active market. Distributions received, such as dividends, are recorded to other net investment income. Other invested assets designated as available-for-sale also include investments in segregated funds and mutual funds, which are recorded at fair value with changes in fair value recognized in OCI.
  DEFERRED ACQUISITION COSTS
Deferred acquisition costs arising on mutual fund sales are amortized over the periods of the related sales charges, which range from four to six years.
  GOODWILL
Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets, and is not amortized. Goodwill is assessed for impairment annually by comparing the carrying values of the appropriate reporting units to their respective fair values. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value. Goodwill assessment may occur in between annual periods if events or circumstances occur that may result in the fair value of a reporting unit falling below its carrying amount.
  INTANGIBLE ASSETS
Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years. Indefinite-life intangibles are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite-life intangible assets to their fair values. If the carrying values of the indefinite-life intangibles exceed their fair values, these assets are considered impaired and a charge for impairment is recognized.
  CAPITAL ASSETS
Furniture, computers, other equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of these assets, which generally range from 2 to 10 years.
  SEGREGATED FUNDS
Segregated funds are lines of business in which the Company issues a contract where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in the name of the Company and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the fund’s investment performance. In addition, certain individual contracts have guarantees from the Company. The Company derives fee income from segregated funds, which is included in fee income on the consolidated statements of operations. Changes in the Company’s interest in the segregated funds, including undistributed net investment income, are reflected in net investment income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	73

Policyholder transfers between general funds and segregated funds are included in net transfers to segregated funds on the consolidated statements of operations.
Separate Consolidated Financial Statements are provided for the segregated funds. Segregated fund assets are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by the Company. The investment results of the segregated funds are reflected directly in segregated fund liabilities. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in the consolidated statements of operations. Segregated fund assets may not be applied against liabilities that arise from any other business of the Company.
  ACTUARIAL LIABILITIES AND OTHER POLICY LIABILITIES
Actuarial liabilities and other policy liabilities, including policy benefits payable and provision for policyholder dividends, are computed using generally accepted actuarial practice in accordance with the standards established by the Canadian Institute of Actuaries and the requirements of OSFI.
  SENIOR DEBENTURES AND SUBORDINATED DEBT
Senior debentures and subordinated debt are recorded at amortized cost using the effective interest method. Transaction costs are recorded as part of the liability and are recognized in income using the effective interest method.
  INCOME TAXES
The Company uses the asset and liability method of tax allocation. Under this method, the income tax expense consists of both an expense for current income taxes and an expense for future income taxes. Current income tax expense (benefit) represents the expected payable (receivable) resulting from the current year’s operations. Future income tax expense (benefit) represents the movement during the year in the cumulative temporary differences between the carrying value of the Company’s assets and liabilities on the balance sheet and their values for tax purposes. Future income tax liabilities and assets are calculated based on income tax rates and laws that, at the balance sheet date, are expected to apply when the liability or asset is realized, which are normally those enacted or considered substantively enacted at the consolidated balance sheet dates. Future income tax assets are recognized to the extent that they are more likely than not to be realized.
In determining the impact of taxes, the Company is required to comply with the standards of both the Canadian Institute of Actuaries and the CICA. Actuarial standards require that the projected timing of all cash flows associated with policy liabilities, including income taxes, be included in the determination of actuarial liabilities under the Canadian asset liability method. The actuarial liabilities are first computed including all related income tax effects on a discounted basis, including the effects of temporary differences that have already occurred. Future income tax assets and/or liabilities arising from temporary differences that have already occurred are computed without discounting. The undiscounted future income tax assets and/or liabilities are reclassified from the actuarial liabilities to future income taxes on the balance sheets. The net result of this reclassification is to leave the discounting effect of the future income taxes in the actuarial liabilities.
  PREMIUM AND FEE INCOME RECOGNITION
Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue. Fee income includes fund management fees, mortality, policy administration and surrender charges on segregated funds, and is recognized on an accrual basis.
  FOREIGN CURRENCY TRANSLATION
The Company’s exchange gains and losses arising from the conversion of its self-sustaining foreign operations are included in the unrealized foreign currency translation gains (losses) of the consolidated statements of comprehensive income. Revenues and expenses in foreign currencies, including amortized gains and losses on foreign investments, are translated into Canadian dollars at an average of the market exchange rates during the year. Assets and liabilities are translated into Canadian dollars at market exchange rates at the end of the year. The net translation adjustment is reported as part of accumulated other comprehensive income in the consolidated statements of equity.
A proportionate amount of the exchange gain or loss accumulated in other comprehensive income is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.
  PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS
A description of the Company’s pension and other post-retirement benefits is included in Note 22.
Defined benefit pension costs related to current services are charged to income as services are rendered. Based on management’s best estimate assumptions, actuarial valuations of the pension obligations are determined using the projected benefit method pro-rated on service. The estimated present value of post-retirement health care and life insurance benefits is charged to income over the employees’ years of service to the date of eligibility. For the purpose of calculating the expected returns on pension plan assets for most of the Canadian pension plans,

74	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a market-related asset value is used which recognizes asset gains and losses in a systematic and rational manner over a period of five years. For all other pension plans, the fair value of plan assets is used to calculate the expected return on assets. Any transition adjustments, as well as future adjustments arising from plan amendments, are amortized to income over the average remaining service period of active employees expected to receive benefits under the plans. Only variations in actuarial estimates in excess of the greater of 10% of the plan assets or the benefit obligation at the beginning of the year are amortized. The cumulative excess of funding contributions over the amount recorded as an expense is reported as an accrued benefit asset in other assets. The cumulative excess of expense over contributions is reported as an accrued liability in other liabilities.
  STOCK-BASED COMPENSATION
A description of the Company’s stock-based compensation plans is included in Note 18.
Stock options granted to employees are accounted for using the fair value method. Under the fair value method, fair value of the stock options is estimated at the grant date and the total fair value of the options is amortized over the vesting periods as compensation expenses with an offset to contributed surplus in the consolidated statements of equity. For options that are forfeited before vesting, the compensation expense that has previously been recognized in operating expenses and contributed surplus is reversed. When options are exercised, new shares are issued, contributed surplus is reversed and the shares issued are credited to share capital in the consolidated statements of equity.
Other stock-based compensation plans are accounted for as liability awards. The liabilities for these plans are calculated based on the number of award units outstanding at the end of the reporting period. Each unit is equivalent in value to the fair market value of a common share of SLF Inc.
The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are paid in cash at the end of the vesting period.
  2. CHANGES IN ACCOUNTING POLICIES
  ADOPTED IN 2009
GOODWILL AND INTANGIBLE ASSETS
On January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. Section 3064 replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Provisions concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions relating to intangible assets, including internally generated intangible assets, are incorporated from International Financial Reporting Standards (IFRS). The adoption of this Section did not have a material impact on the Consolidated Financial Statements.
CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
Effective January 1, 2009, the Company adopted the CICA Emerging Issues Committee (EIC) Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC 173). EIC 173 clarifies how an entity’s own credit risk and that of the relevant counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The new guidance did not have a material impact on the Consolidated Financial Statements.
EFFECTIVE INTEREST METHOD FOR FINANCIAL INSTRUMENTS SUBSEQUENT TO RECOGNITION OF AN IMPAIRMENT LOSS
In June 2009, the Company retroactively adopted amendments to CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement (Section 3855). The amendments clarify that, subsequent to the recognition of an impairment loss, the rate used to determine the impairment loss is used to calculate interest income on the impaired debt security. The amendments make the application of the effective interest method under Section 3855 consistent with the application of this method under IFRS. The adoption of these amendments did not have a material impact on the Consolidated Financial Statements.
IMPAIRMENT OF FINANCIAL ASSETS
In the third quarter of 2009, the CICA issued amendments to Section 3855. The amendments include a revision of the definition of loans and receivables. As a result of the amended definition, debt instruments with fixed and determinable payments that are not quoted in an active market may be classified as loans and receivables and impairment of these loans would be assessed following CICA Handbook Section 3025, Impaired Loans, which assesses and measures impairment losses on an incurred credit loss basis. Impairment of held-to-maturity investments will also be measured on this basis. Loans and receivables that an entity intends to sell immediately or in the near term must be classified as held-for-trading and those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as available-for-sale. The amendments also require the reversal of impairment losses on available-for-sale debt instruments through profit and loss in a subsequent period when the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income. The amendments also permit reclassifications from available-for-sale and held-for-trading to loans and receivables under certain circumstances. The Company adopted these amendments in the fourth quarter of 2009 effective as of January 1, 2009. The adoption of these amendments did not have a material impact on the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	75

FINANCIAL INSTRUMENT DISCLOSURES
In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures (Section 3862). The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments are effective for annual Consolidated Financial Statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instrument disclosure standards in IFRS. The Company included these additional disclosures in Notes 5 and 6 in these annual Consolidated Financial Statements.
  FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
BUSINESS COMBINATIONS, CONSOLIDATED FINANCIAL STATEMENTS AND NON-CONTROLLING INTERESTS
In January 2009, the CICA issued three new Handbook Sections: Section 1582, Business Combinations; Section 1601, Consolidated Financial Statements; and Section 1602, Non-Controlling Interests. Section 1582 clarifies that an acquisition occurs when an entity obtains control of a business and provides guidance on determining the date of the acquisition and the measurement and recognition of assets acquired and liabilities assumed. Section 1601 provides standards for the preparation of Consolidated Financial Statements. Section 1602 requires that non-controlling interests be presented as part of equity and that transactions between the Company and the non-controlling interests be reported as equity transactions. These sections are effective for fiscal years beginning on or after January 1, 2011, with early adoption allowed to facilitate the transition to IFRS. If early adopted, all three Sections must be early adopted effective January 1, 2010. The Company is currently evaluating whether it will early adopt these Sections in the first quarter of 2010.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
The Canadian Accounting Standards Board (AcSB) has confirmed that Canadian publicly accountable entities will be required to prepare their financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011. As a result, IFRS will be adopted by the Company on January 1, 2011, and its first set of IFRS compliant financial statements will be for the quarter ending March 31, 2011, with comparative information provided on an IFRS basis. The Company is currently assessing the impact the adoption of IFRS will have on its Consolidated Financial Statements.
  3. ACQUISITIONS AND DISPOSITIONS
  ACQUISITIONS
On October 1, 2009, the Company completed the acquisition of the United Kingdom operations of Lincoln National Corporation (Lincoln U.K.) for $387 and financed the transaction with existing capital. The acquisition, which includes both general and segregated fund businesses, increases the assets under management in the United Kingdom by nearly 60% and doubles the number of policies in-force. The results and assets of Lincoln U.K., including goodwill, are included in the Corporate reportable segment in these Consolidated Financial Statements. The Lincoln U.K. results are included in the 2009 income reported from October 1, 2009.
The purchase price is subject to adjustment related to market and business performance prior to the closing date. As a result, the goodwill arising from the acquisition of Lincoln U.K. is subject to adjustment in 2010 as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed.
The Lincoln U.K. acquisition is summarized below:

2009
Lincoln
U.K.

Percentage of shares acquired	100%
Invested assets acquired	$1,249
Other assets acquired	88

$1,337

Actuarial liabilities and other policy liabilities acquired	$1,058
Other liabilities acquired	72

$1,130

Net balance sheet assets acquired	$207

Consideration:
Cash cost of acquisition(1)	$380

Transaction and other related costs	7

Total consideration	$387

Goodwill on acquisition	$180

Cash and cash equivalents acquired	$402

Increase in segregated fund net assets	$6,629

(1)	Includes the cost to hedge the foreign currency exposure of the purchase price.

76	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On May 31, 2007, the Company acquired the U.S. group benefits business of Genworth Financial, Inc. (Genworth EBG Business) for $725. Genworth EBG Business results are included in 2007 income reported from June 1, 2007. Genworth EBG Business results and assets, including goodwill, are included in the SLF U.S. reportable segment in these Consolidated Financial Statements. The net assets acquired included $132 of cash and cash equivalents.
  DISPOSITIONS
On December 12, 2008, the Company sold its 37% interest in Cl Financial to the Bank of Nova Scotia in exchange for cash of $1,552, common shares with a fair value of $437 and preferred shares with a fair value of $250 for total proceeds of $2,239. The investment was accounted for by the equity method and had a carrying value of $1,218 as at the date of sale, which was included in policy loans and other invested assets on the consolidated balance sheets prior to the date of sale. The carrying value included goodwill of $377, indefinite-life intangible assets of $757 and finite-life intangible assets of $9. A pre-tax gain of $1,015, net of transaction costs of $6, was recorded in net investment income in the fourth quarter ($825 net of taxes).
On February 29, 2008, the Company sold Sun Life Retirement Services (U.S.), Inc., a 401(k) plan administration business in the United States, to Hartford Financial Services LLC. The sale is not material to these Consolidated Financial Statements.
  4. SEGMENTED INFORMATION
The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments operate in the financial services industry and reflect the Company’s management structure and internal financial reporting. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its Corporate Support operations, which includes active reinsurance and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Intersegment transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Intersegment revenue for 2009 consists mainly of interest of $144 ($144 in 2008 and $146 in 2007) and fee income of $48 in 2009 ($52 in 2008 and $79 in 2007).
The results for Corporate for the year ended December 31, 2007, include the $43 write-down of intangible assets described in Note 7. The results for Corporate for 2008 include the net of tax gain on the sale of Cl Financial of $825. Results of the investment in Cl Financial were included in SLF Canada for 2008 and prior periods.

						Consolidation
Results by segment for the years ended December 31	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

2009
Revenue	$11,407	$11,714	$1,251	$1,813	$1,579	$(192)	$27,572
Change in actuarial liabilities	$2,672	$4,269	$–	$800	$(43)	$(1)	$7,697
Interest expense	$152	$246	$–	$–	$148	$(143)	$403
Income taxes expense (benefit)	$(54)	$(502)	$101	$21	$(108)	$–	$(542)
Total net income (loss)	$871	$(461)	$152	$76	$(16)	$–	$622

2008
Revenue	$7,927	$3,817	$1,381	$498	$2,144	$(204)	$15,563
Change in actuarial liabilities	$(854)	$(2,920)	$–	$(444)	$(200)	$(11)	$(4,429)
Interest expense	$181	$263	$2	$–	$64	$(144)	$366
Income taxes expense (benefit)	$435	$(648)	$133	$22	$(285)	$–	$(343)
Total net income (loss)	$647	$(1,016)	$194	$33	$999	$–	$857

2007
Revenue	$9,285	$7,830	$1,687	$977	$1,634	$(225)	$21,188
Change in actuarial liabilities	$180	$(2,336)	$–	$10	$(368)	$(1)	$(2,515)
Interest expenses	$173	$236	$3	$–	$84	$(147)	$349
Income taxes expense (benefit)	$200	$142	$185	$23	$(28)	$–	$522
Total net income	$1,049	$584	$281	$123	$253	$–	$2,290

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	77

						Consolidation
Assets by segment as at December 31	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

2009
General fund assets	$55,622	$42,615	$859	$6,437	$15,854	$(1,305)	$120,082
Segregated funds net assets	$41,426	$26,848	$–	$1,788	$11,243	$–	$81,305

2008
General fund assets	$53,935	$45,746	$847	$6,274	$14,373	$(1,342)	$119,833
Segregated funds net assets	$32,333	$27,443	$–	$1,696	$4,290	$–	$65,762

The following table shows revenue, net income (loss) and assets by country for the Corporate reportable segment:

					2009	2008	2007

Revenue:
United States					$555	$580	$720
United Kingdom					870	313	878
Canada					138	1,235	14
Other countries					16	16	22

Total revenue					$1,579	$2,144	$1,634

Total net income (loss):
United States					$149	$(70)	$212
United Kingdom					5	208	207
Canada					(170)	860	(153)
Other countries					–	1	(13)

Total net income (loss)					$(16)	$999	$253

Assets:
General funds:
United States					$4,592	$3,647
United Kingdom					8,630	7,686
Canada					2,516	2,912
Other countries					116	128

Total general fund assets					$15,854	$14,373

Segregated funds:
United Kingdom					$11,243	$4,290

Total segregated fund assets					$11,243	$4,290

78	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  5. FINANCIAL INVESTMENTS AND RELATED NET INVESTMENT INCOME
The Company invests primarily in bonds, mortgages, stocks and real estate. The accounting policy for each type of financial investment is described in Note 1.
  A) FAIR VALUE OF FINANCIAL INVESTMENTS
The carrying values and fair values of the Company’s invested assets are shown in the following table:

	2009			2008
	Carrying	Fair		Carrying	Fair
	value	value	Yield %	value	value	Yield %

Assets
Bonds – held-for-trading	$51,634	$51,634	5.72	$48,458	$48,458	5.90
Bonds – available-for-sale	9,673	9,673	5.10	10,616	10,616	5.50
Mortgages and corporate loans	19,449	19,941	5.27	22,302	22,485	5.99
Stocks – held-for-trading	4,331	4,331	2.41	3,440	3,440	2.57
Stocks – available-for-sale	635	649	4.34	1,018	1,020	3.19
Real estate	4,877	5,124	9.01	4,908	5,812	10.86
Policy loans	3,303	3,303	6.02	3,401	3,401	6.80
Cash, cash equivalents and short-term securities	11,868	11,868	n/a	8,879	8,879	n/a
Derivative assets	1,382	1,382	n/a	2,669	2,669	n/a
Other invested assets including held-for-trading and available-for-sale other invested assets	1,077	1,109	n/a	1,187	1,230	n/a

Total invested assets	$108,229	$109,014	4.89	$106,878	$108,010	5.80

Other invested assets include the Company’s investment in segregated funds, mutual funds, investments accounted for by the equity method, and investments in limited partnerships and leases.
The preceding table includes only derivative financial instruments that have a positive fair value and are, therefore, recorded as assets on the consolidated balance sheets. Derivative liabilities with a fair value of $1,257 ($3,219 in 2008) are also reported on the consolidated balance sheets.
i) FAIR VALUE METHODOLOGIES AND ASSUMPTIONS
The fair value of publicly traded fixed maturity and equity securities is determined using quoted market bid prices in active markets that are readily and regularly obtainable, when available. When quoted prices in active markets are not available, the determination of fair value is based on market standard valuation methodologies, which include matrix pricing, consensus pricing from various broker dealers that are typically the market makers, discounted cash flows, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are primarily using observable market inputs, which include, but are not limited to, benchmark yields, issuer spreads, reported trades of identical or similar instruments and prepayment speeds. Prices obtained from independent pricing services are validated through back-testing to trade data, comparison to observable market inputs or other economic indicators, and other qualitative analysis to ensure that the fair value is reasonable. For fair value that is based solely on non-binding broker quotes that cannot be validated to observable market data, the Company typically considers the fair value to be based on unobservable market inputs, due to a general lack of transparency in the process that the brokers use to develop the prices. The changes in fair value of assets with unobservable market inputs backing actuarial liabilities are expected to be largely offset by changes in those liabilities. Stocks that do not have a quoted market price on an active market and are designated as available-for-sale are reported at cost and are not material to these Consolidated Financial Statements.
The fair value of non-publicly traded bonds is determined using a discounted cash flow approach that includes provisions for credit risk, liquidity premium, and the expected maturities of the securities. The valuation techniques used are primarily based on observable market prices or rates.
The fair value of derivative financial instruments depends upon the type of derivative, and is determined primarily using observable market inputs. Fair value of exchange-traded futures is based on the quoted market prices, while fair value of interest rate and cross-currency swaps and forward contracts is determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair value of common stock index swaps and options is determined using the value of underlying securities or indices and option pricing models using index prices, projected dividends and volatility surfaces.
Fair value of mortgages and corporate loans is determined by discounting the expected future cash flows using current market interest rates with similar credit risks and terms to maturity.
Fair value of real estate is determined by external appraisals, using expected future net cash flows discounted at current market interest rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	79

Fair values of policy loans and cash are assumed to be equal to their carrying values, due to their nature. Fair values of cash equivalents and short-term securities are based on market yields. The fair values of other invested assets are determined by reference to quoted market prices.
ii) YIELD CALCULATION
Yield for all assets, excluding real estate, is calculated based on total net interest, dividend or other investment income divided by the total average amortized cost or cost of the assets, which includes accrued investment income. The yield for real estate was calculated the same as for other assets except that it is based on the average carrying value which includes deferred net realized gains.
iii) FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS
In compliance with amendments to CICA Handbook Section 3862 described in Note 2, the Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three level fair value hierarchy as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include U.S. Treasury and agency securities, cash and cash equivalents, and exchange-traded equities.
Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include government bonds, certain corporate and private bonds, certain asset-backed securities (ABS) and derivatives.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include commercial mortgage-backed securities (CMBS), Residential mortgage-backed securities (RMBS), certain structured products and certain corporate bonds.

80	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the Company’s financial instruments that are carried at fair value by Section 3862 hierarchy level, as at December 31, 2009.

	Level 1(1)	Level 2	Level 3	Total

Assets
Bonds – held-for-trading
Canada federal government securities	$–	$2,707	$–	$2,707
Canadian provincial and municipal governments	–	6,677	110	6,787
U.S. Treasury and agency securities	1,111	330	–	1,441
Other foreign government	–	4,296	76	4,372
Corporate securities	–	31,872	891	32,763
Asset-backed securities
Commercial mortgage-backed securities	–	952	586	1,538
Residential mortgage-backed securities	–	1,173	163	1,336
Collateralized debt obligations	–	27	92	119
Other	–	539	32	571

Total bonds – held-for-trading	$1,111	$48,573	$1,950	$51,634

Bonds – available-for-sale
Canada federal government securities	$–	$397	$–	$397
Canadian provincial and municipal governments	–	80	–	80
U.S. Treasury and agency securities	393	77	–	470
Other foreign government	–	519	–	519
Corporate securities	–	7,529	76	7,605
Asset-backed securities
Commercial mortgage-backed securities	–	194	40	234
Residential mortgage-backed securities	–	318	–	318
Collateralized debt obligations	–	4	46	50

Total bonds–available-for-sale	$393	$9,118	$162	$9,673

Stocks – held-for-trading	$3,983	$348	$–	$4,331
Cash, cash equivalents and short-term securities	$9,610	$2,258	$–	$11,868
Derivative assets	29	1,342	11	1,382
Other invested assets	247	195	146	588

Total investments and cash	$9,886	$3,795	$157	$13,838

Stocks – available-for-sale	$627	$–	$8	$635

Total Financial Instrument assets measured at fair value	$16,000	$61,834	$2,277	$80,111

Liabilities
Amounts on deposit	$–	$82	$–	$82
Derivative liabilities	8	1,205	44	1,257

Total Financial Instrument liabilities measured at fair value	$8	$1,287	$44	$1,339

(1)	A total of $4,390 were transferred from level 2 to level 1 due to the improved transparency of the inputs used to measure the fair value of the financial instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	81

The following table shows a reconciliation of the beginning and ending balances for Financial Instrument assets and liabilities, which are categorized at Level 3:

											Gains (losses)
											Included
		Total gains (losses)									in earnings
			Included								relating to
		Included	in other				Transfers		Transfers		instruments
	Beginning	in net	comprehensive				into		out		still held at
	balance	income (1)	Income	Purchases	Sales	Settlements	level 3	(2)	of level 3 (2)	Balance	ending date(1)

Assets
Bonds – held-for-trading
Canada federal government Securities	$4	$–	$–	$–	$–	$(4)	$–		$–	$–	$–
Canadian provincial and municipal governments	51	(8)	–	69	–	–	–		(2)	110	(3)
Other foreign government	11	(3)	–	78	–	–	–		(10)	76	(2)
Corporate securities	625	(43)	–	245	(40)	(18)	241		(119)	891	27
Asset-backed securities
Commercial mortgage-backed securities	947	(44)	–	38	(110)	–	1		(246)	586	(4)
Residential mortgage-backed securities	124	(12)	–	–	–	(20)	112		(41)	163	69
Collateralized debt obligations	56	–	–	11	–	–	25		–	92	(4)
Other	82	(11)	–	–	–	(7)	37		(69)	32	4

Total bonds – held-for-trading	$1,900	$(121)	$–	$441	$(150)	$(49)	$416		$(487)	$1,950	$87

Bonds – available-for-sale
Corporate securities	$54	$(7)	$13	$16	$(13)	$(1)	$20		$(6)	$76	$–
Asset-backed securities
Commercial mortgage-backed securities	58	(3)	(10)	–	–	–	–		(5)	40	–
Collateralized debt obligations	30	(3)	14	6	(15)	–	14		–	46	–

Total bonds – available-for-sale	$142	$(13)	$17	$22	$(28)	$(1)	$34		$(11)	$162	$–

Derivative assets	$47	$(8)	$–	$7	$(35)	$–	$–		$–	$11	$(4)
Other invested assets(4)	143	(19)	–	30	(8)	–	–		–	146	(13)

Total investments and cash	$190	$(27)	$–	$37	$(43)	$–	$–		$–	$157	$(17)

Stocks – available-for-sale	$36	$(5)	$(3)	$–	$–	$–	$–		$(20)	$8	$–

Total Financial Instrument assets measured at fair value	$2,268	$(166)	$14	$500	$(221)	$(50)	$450		$(518)	$2,277	$70

Liabilities(3)
Derivative liabilities	$83	$(39)	$–	$–	$–	$–	$–		$–	$44	$12

Total Financial Instrument liabilities measured at fair value	$83	$(39)	$–	$–	$–	$–	$–		$–	$44	$12

(1)	This amount is reported in net investment income in the consolidated statements of operations.

(2)	Transfers in and/or (out) of level 3 during 2009, are primarily attributable to changes in the transparency of inputs used to price the securities.

(3)	For liabilities, gains are indicated in negative numbers.

(4)	Certain invested assets are accounted for differently under U.S. GAAP.

82	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  B) REAL ESTATE INVESTMENTS
The carrying value of real estate by geographic location is as follows:

	2009	2008

Canada	$3,246	$3,090
United States	1,373	1,546
United Kingdom	257	271
Other	1	1

Total real estate	$4,877	$4,908

Real estate includes real estate held for investment and real estate held for sale, as described in Note 1. The carrying value and fair value of real estate in each of these categories is shown in the table below.

	2009		2008
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Real estate held for investment	$4,861	$5,108	$4,898	$5,802
Real estate held for sale	16	16	10	10

Total real estate	$4,877	$5,124	$4,908	$5,812

The carrying value of real estate that was non-income producing for the preceding 12 months was $185 in 2009 ($151 in 2008).
Deferred net realized gains are realized gains and losses which have not yet been recognized in income. The changes in deferred net realized gains for real estate are shown in the following table.

	2009	2008

Balance, January 1	$251	$276
Net realized gains for the year	12	12
Amortization of deferred net realized gains	(30)	(33)
Effect of changes in currency exchange rates	(8)	(4)

Balance, December 31	$225	$251

Amortization of deferred net realized gains on real estate for 2007 recorded to income was $36.
  C) NET INVESTMENT INCOME
Changes in fair value of held-for-trading assets recorded to net income for the years ended December 31, consist of the following:

	2009	2008	2007

Bonds	$4,124	$(5,852)	$(1,691)
Stocks	705	(1,432)	103
Other invested assets	41	(122)	33
Cash equivalents and short-term securities	8	7	(3)

Total changes in fair value of held-for-trading assets	$4,878	$(7,399)	$(1,558)

Income (loss) from derivative investments consists of income from derivatives that are not classified as hedges for accounting purposes. Income from derivative investments on the consolidated statements of operations for the years ended December 31, consists of the following:

	2009	2008	2007

Changes in fair value	$(847)	$(154)	$75
Interest income (expense)	(114)	(70)	10
Other income	18	4	1

Total income from derivative investments	$(943)	$(220)	$86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	83

Other net investment income has the following components:

	2009	2008	2007

Interest income:
Held-for-trading bonds	$3,037	$3,006	$3,091
Available-for-sale bonds	569	580	531
Mortgages and corporate loans	1,253	1,291	1,286
Policy loans	210	216	212
Cash, cash equivalents and short-term securities	36	147	231

Interest income	5,105	5,240	5,351
Dividends on held-for-trading stocks	115	117	103
Dividends on available-for-sale stocks	35	24	23
Real estate income (net)(1)	327	332	300
Amortization of deferred net realized gains and unrealized gains and losses	76	136	121
Foreign exchange gains (losses)	(10)	(22)	37
Other income (expense)(2)	(79)	354	377
Investment expenses and taxes	(107)	(103)	(89)

Total other net investment income	$5,462	$6,078	$6,223

(1)	Includes operating lease rental income of $283 in 2009 ($293 and $242, in 2008 and 2007, respectively).

(2)	Includes equity income from CI Financial of $190 in 2008, and $228 in 2007. The Company’s investment in CI Financial was sold in December 2008, as described in Note 3.
  D) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES
The fair values of derivative financial instruments by major class of derivative as at December 31 are shown in the following table:

	2009		2008

	Fair value		Fair value
	Positive	Negative	Positive	Negative

Interest rate contracts	$444	$(910)	$1,801	$(2,135)
Foreign exchange contracts	801	(119)	487	(917)
Other contracts	137	(228)	381	(167)

Total derivatives	$1,382	$(1,257)	$2,669	$(3,219)

The following table presents the fair values of derivative assets and liabilities categorized by derivatives designated as hedges for accounting purposes and those not designated as hedges as at December 31.

	2009			2008
	Total	Fair value		Total	Fair value
	notional			notional
	amount	Positive	Negative	amount	Positive	Negative

Derivative investments(1)	$41,665	$823	$(1,138)	$44,453	$2,377	$(2,479)
Fair value hedges	2,310	90	(50)	2,983	–	(504)
Cash flow hedges	92	19	(24)	82	–	(37)
Net investment hedges	3,193	450	(45)	3,278	292	(199)

Total	$47,260	$1,382	$(1,257)	$50,796	$2,669	$(3,219)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.
Additional information on the derivatives designated as hedges for accounting purposes is included below.
FAIR VALUE AND CASH FLOW HEDGES
Results for the hedging relationships as at December 31 are shown in the following table:

	2009	2008	2007

Fair value hedges
Income (loss) arising from hedge ineffectiveness	$6	$(4)	$14
Cash flow hedges(1)
Income (loss) due to amounts excluded from hedge effectiveness assessment	$(3)	$(6)	$(3)

(1)	Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2010, 2011 and 2012. The amounts included in accumulated other comprehensive income (OCI) related to the equity forwards are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period. The Company expects to reclassify a gain of $2 (loss of $5 in 2008) from accumulated OCI to net income within the next 12 months. Foreign currency forwards hedging the variation in the cash flows associated with the anticipated purchase of Lincoln U.K. have been settled and reclassified to the purchase price in the fourth quarter of 2009 (Note 3).

84	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  E) SECURITIES LENDING
The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for short periods. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to the Company. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. Certain arrangements allow the Company to invest the cash collateral received for the securities loaned. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including non-cash collateral deficiency. As at December 31, 2009, the Company had loaned securities which are included in invested assets with a carrying value and fair value of approximately $785 ($889 in 2008).
  6. FINANCIAL INSTRUMENT RISK MANAGEMENT
The significant risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and equity). The following sections describe how the Company manages each of these risks.
The Company uses derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies for permissible investments. The Company does not engage in speculative investment in derivatives. The gap in market sensitivities or exposures between liabilities and supporting assets is monitored and managed within defined tolerance limits by, where appropriate, the use of derivative instruments. Models and techniques are used by the Company to measure the continuing effectiveness of its risk management strategies.
  A) CREDIT RISK
Credit risk is the uncertainty of receiving amounts owed by financial counterparties. The Company is subject to credit risk arising from issuers of securities held in the Company’s investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement and/or the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of or ability to realize on any underlying security that may be used to collateralize the debt obligation. Credit risk can occur at multiple levels; as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in its investment portfolio would cause the Company to record realized or unrealized losses, and increase its provisions for asset default, adversely impacting earnings.
Key controls utilized in the management of credit risk are outlined below:
•	Detailed credit risk management policies

•	Specific investment diversification requirements such as investing by asset class, geography and industry

•	Credit portfolio, counterparty and sector exposure limits

•	Target capital levels that exceed regulatory minimums

•	Credit quality ratings for portfolio investments are established and reviewed regularly

•	Comprehensive due diligence processes and ongoing credit analysis

•	Reserve provisions are established in accordance with standards set forth by the Canadian Institute of Actuaries

•	Use of stress-testing techniques, such as Dynamic Capital Adequacy Testing, which measure the effects of large and sustained adverse credit developments

•	Comprehensive compliance monitoring practices and procedures, including reporting against pre-established investment limits

•	Active credit risk governance, including independent monitoring and review and reporting to senior management and the Board

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	85

i) MAXIMUM EXPOSURE TO CREDIT RISK
The Company’s maximum credit exposure related to financial instruments is summarized in the following table. Maximum credit exposure is the carrying value of the asset net of any allowances for losses.

	2009	2008

Cash, cash equivalents and short-term securities	$11,868	$8,879
Held-for-trading bonds (1)	51,634	48,458
Available-for-sale bonds	9,673	10,616
Mortgages	13,776	16,267
Corporate loans	5,673	6,035
Derivative assets(2)	1,382	2,669
Other financial assets(3)	2,078	2,704

Total balance sheet maximum credit exposure	$96,084	$95,628

Off-balance sheet items
Loan commitments(4)	$446	$659
Guarantees	45	51

Total off-balance sheet items	$491	$710

(1)	In addition to the carrying value, credit exposure may be increased to the extent that the amounts recovered from default are insufficient to satisfy the actuarial liability cash flows that the assets are intended to support.

(2)	The positive market value is used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.

(3)	Other financial assets include accounts receivable and investment income due and accrued as shown in Note 8.

(4)	Loan commitments include commitments to extend credit under commercial and residential mortgage loans and private bonds. Private bond commitments contain provisions that allow for withdrawal of the commitment if there is a deterioration in the credit quality of the borrower.
Collateral held and other credit enhancements
During the normal course of business, the Company invests in financial assets secured by real estate properties, pools of financial assets, third-party financial guarantees, credit insurance and other arrangements. In the case of derivatives, collateral is collected from the counterparty to manage the credit exposure according to the Credit Support Annex (CSA), which forms part of the International Swaps and Derivatives Association’s (ISDA) Master Agreement. It is the Company’s common practice to execute a CSA in conjunction with an ISDA Master Agreement.
As at December 31, 2009, the Company held collateral assets with a fair value of $568 ($1,098 as at December 31, 2008) under certain derivative contracts and is usually permitted to sell or re-pledge this collateral. The Company has not sold or re-pledged any collateral. The assets pledged are primarily cash, U.S. Treasuries, and other government securities. The terms and conditions related to the use of the collateral are consistent with industry practice.
ii) CONCENTRATION RISK
Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors or groups of debtors that have similar credit risk characteristics, such as groups of debtors in the same economic or geographic regions or in similar industries. The financial instrument issuers have similar economic characteristics so that their ability to meet contractual obligations may be impacted similarly by changes in the economic or political conditions. The Company manages this risk by appropriately diversifying its investment portfolio through the use of concentration limits. In particular, the Company maintains policies which set counterparty exposure limits to manage the credit exposure for investments in any single issuer or any associated group of issuers. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, United States or United Kingdom and issuers for which the Board has granted specific approval. Mortgage loans are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made. The Company’s mortgages and corporate loans are diversified by type and location and, for mortgage loans, by borrower.
The following tables provide details of the bonds, mortgages and corporate loans held as at December 31 by issuer country, geographic location and industry sector where applicable.
The carrying value of bonds by issuer country as at December 31 is shown in the following table:

	2009			2008
	Held-for-	Available-		Held-for-	Available-
	trading	for-sale	Total	trading	for-sale	Total
	bonds	bonds	bonds	bonds	bonds	bonds

Canada	$20,167	$980	$21,147	$18,184	$1,380	$19,564
United States	19,037	6,662	25,699	19,533	7,270	26,803
United Kingdom	5,229	614	5,843	4,397	597	4,994
Other	7,201	1,417	8,618	6,344	1,369	7,713

Total bonds	$51,634	$9,673	$61,307	$48,458	$10,616	$59,074

86	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying value of bonds by issuer and industry sector as at December 31 is shown in the following table:

	2009			2008
	Held-for-	Available-		Held-for-	Available-
	trading	for-sale	Total	trading	for-sale	Total
	bonds	bonds	bonds	bonds	bonds	bonds

Bonds issued or guaranteed by:
Canadian federal government	$2,707	$397	$3,104	$2,354	$489	$2,843
Canadian provincial and municipal governments	6,787	80	6,867	6,064	262	6,326
U.S. Treasury and other U.S. agencies	1,441	470	1,911	1,462	571	2,033
Other foreign governments	4,372	519	4,891	3,295	467	3,762

Total government issued or guaranteed bonds	15,307	1,466	16,773	13,175	1,789	14,964
Corporate bonds by industry sector:
Financials	11,050	3,403	14,453	11,606	3,926	15,532
Utilities and energy	8,816	1,050	9,866	7,447	929	8,376
Telecom	2,453	797	3,250	2,329	885	3,214
Consumer staples and discretionary	5,487	1,337	6,824	5,429	1,374	6,803
Industrials	2,669	523	3,192	2,510	495	3,005
Other	2,288	495	2,783	1,641	451	2,092

Total corporate	32,763	7,605	40,368	30,962	8,060	39,022
Asset-backed securities	3,564	602	4,166	4,321	767	5,088

Total bonds	$51,634	$9,673	$61,307	$48,458	$10,616	$59,074

The carrying values of mortgages and corporate loans by geographic location as at December 31 is shown in the following tables. The carrying value of mortgages split into residential and non-residential mortgages is also included. Residential mortgages include mortgages for both single and multiple family dwellings.

	2009
					Total
					mortgages
	Mortgages				and
	Non-			Corporate	corporate
	residential	Residential	Total	loans	loans

Canada	$5,193	$2,341	$7,534	$5,175	$12,709
United States	5,905	280	6,185	246	6,431
United Kingdom	57	–	57	–	57
Other	–	–	–	252	252

Total mortgages and corporate loans	$11,155	$2,621	$13,776	$5,673	$19,449

	2008
					Total
					mortgages
	Mortgages				and
	Non-			Corporate	corporate
	residential	Residential	Total	loans	Loans

Canada	$5,896	$2,620	$8,516	$5,518	$14,034
United States	7,338	342	7,680	254	7,934
United Kingdom	71	–	71	–	71
Other	–	–	–	263	263

Total mortgages and corporate loans	$13,305	$2,962	$16,267	$6,035	$22,302

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	87

iii) CONTRACTUAL MATURITIES OF BONDS, MORTGAGES, CORPORATE LOANS AND DERIVATIVES
The contractual maturities of bonds as at December 31, 2009, are shown in the table below. Bonds that are not due at a single maturity date are included in the table in the year of final maturity. Actual maturities could differ from contractual maturities because of the borrower’s right to call or extend or right to prepay obligations, with or without prepayment penalties.

	2009
	Held-for-	Available-
	trading	for-sale	Total
	bonds	bonds	bonds

Due in 1 year or less	$2,519	$504	$3,023
Due in years 2–5	12,393	2,675	15,068
Due in years 6 –10	11,734	2,790	14,524
Due after 10 years	24,988	3,704	28,692

Total bonds	$51,634	$9,673	$61,307

As at December 31, 2009, the carrying value of scheduled mortgage and corporate loan maturities, before allowances for losses, is as follows:

		Corporate
	Mortgages	loans	Total

2010	$1,276	$563	$1,839
2011	1,188	598	1,786
2012	777	394	1,171
2013	1,085	754	1,839
2014	1,227	655	1,882
Thereafter	8,329	2,719	11,048

Total mortgages and corporate loans, before allowances for losses	$13,882	$5,683	$19,565

Notional amounts of derivative financial instruments are the basis for calculating payments and are generally not the actual amounts exchanged. The following table provides the notional amounts of derivative instruments outstanding as at December 31 by type of derivative and term to maturity:

	2009				2008
	Term to maturity				Term to maturity
	Under	1 to 5	Over		Under	1 to 5	Over
	1 year	years	5 years	Total	1 year	years	5 years	Total

Over-the-counter contracts:
Interest rate contracts:
Swap contracts	$2,304	$6,437	$12,389	$21,130	$1,724	$10,846	$14,567	$27,137
Options purchased	509	1,440	3,628	5,577	682	669	2,249	3,600
Options written	425	–	–	425	–	–	–	–
Foreign exchange contracts:
Forward contracts	2,123	65	167	2,355	1,786	77	–	1,863
Swap contracts	432	3,250	4,771	8,453	191	3,821	5,123	9,135
Other contracts:
Options purchased	2,829	425	–	3,254	1,543	1,500	6	3,049
Options written	1,319	–	–	1,319	–	1,132	–	1,132
Forward contracts	32	64	–	96	79	59	–	138
Swap contracts	185	104	–	289	150	101	–	251
Credit derivatives	–	116	10	126	–	12	134	146
Exchange-traded contracts:
Interest rate contracts:
Futures contracts	855	81	–	936	1,697	45	–	1,742
Foreign exchange contracts:
Futures contracts	–	–	–	–	323	–	–	323
Other contracts:
Futures contracts	3,298	–	–	3,298	2,280	–	–	2,280
Options purchased	2	–	–	2	–	–	–	–

Total notional amount	$14,313	$11,982	$20,965	$47,260	$10,455	$18,262	$22,079	$50,796

88	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the fair value of derivative instruments outstanding as at December 31 by term to maturity:

	2009				2008
	Term to maturity				Term to maturity
	Under	1 to 5	Over		Under	1 to 5	Over
	1 year	years	5 years	Total	1 year	years	5 years	Total

Total asset derivatives	$176	$667	$539	$1,382	$285	$886	$1,498	$2,669
Total liability derivatives	$(235)	$(338)	$(684)	$(1,257)	$(73)	$(933)	$(2,213)	$(3,219)

iv) ASSET QUALITY
The Company’s accounting policies for the recording and assessing of impairment are described in Note 1. Details concerning the credit quality of financial instruments held and considered impaired or temporarily impaired as at the current balance sheet date are described in the following sections.
Bonds by Credit Rating
Investment grade bonds are those rated BBB and above. The Company’s bond portfolio was 95.6% (97.0% in 2008) investment grade based on carrying value. The carrying value of bonds by rating is shown in the following table.

	2009			2008
	Held-for-	Available-		Held-for-	Available-
	trading	for-sale		trading	for-sale
	bonds	bonds	Total	bonds	bonds	Total

Bonds by credit rating(1) :
AAA	$8,973	$1,752	$10,725	$9,119	$2,494	$11,613
AA	9,163	1,046	10,209	9,183	1,635	10,818
A	16,520	3,485	20,005	14,805	3,326	18,131
BBB	14,797	2,860	17,657	13,826	2,893	16,719
BB and lower	2,181	530	2,711	1,525	268	1,793

Total bonds	$51,634	$9,673	$61,307	$48,458	$10,616	$59,074

(1)	Local currency denominated sovereign debts of certain developing countries, used in backing the local liabilities, have been classified as investment grade.
Derivative Financial Instruments by Counterparty Credit Rating
Derivative instruments are either exchange-traded or over-the-counter contracts negotiated between counterparties. Since counterparty failure in an over-the-counter derivative transaction could render it ineffective for hedging purposes, the Company generally transacts its derivative contracts with highly rated counterparties. In limited circumstances, the Company will enter into transactions with lower rated counterparties if credit enhancement features are included. As at December 31, 2009, the Company had assets of $476 ($864 in 2008) pledged as collateral for derivative contracts. The assets pledged are cash, cash equivalents and short-term securities.
The following tables show the derivative financial instruments with a positive fair value as at December 31, split by counterparty credit rating.

	2009
	Gross		Impact
	positive		of master	Net
	replacement		netting	replacement
	cost	(1)	agreements (2)	cost	(3)

Over-the-counter contracts:
AA	$599		$(166)	$433
A	749		(388)	361
Exchange-traded	34		(7)	27

Total	$1,382		$(561)	$821

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	89

	2008
	Gross		Impact
	positive		of master	Net
	replacement		netting	replacement
	cost	(1)	agreements (2)	cost	(3)

Over-the-counter contracts:
AAA	$120		$(4)	$116
AA	865		(330)	535
A	1,666		(780)	886
Exchange-traded	18		(5)	13

Total	$2,669		$(1,119)	$1,550

(1)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.

(2)	The credit risk associated with derivative assets subject to master netting arrangements is reduced by derivative liabilities due to the same counterparty in the event of default. The Company’s overall exposure to credit risk reduced through master netting arrangements may change substantially following the reporting date as the exposure is affected by each transaction subject to the arrangement.

(3)	Gross positive replacement cost after netting agreements.
Mortgages and Corporate Loans Past Due or Impaired
The distribution of mortgages and corporate loans by credit quality as at December 31 is shown in the following tables.

	2009
	Gross carrying value			Allowance for losses
	Corporate	Corporate		Corporate	Corporate
	mortgages	loans	Total	mortgages	loans	Total

Not past due	$13,600	$5,649	$19,249	$–	$–	$–
Past due:
Past due less than 90 days	30	–	30	–	–	–
Past due 90 to 179 days	–	–	–	–	–	–
Past due 180 days or more	–	1	1	–	–	–
Impaired	252	33	285	106	10	116

Balance, December 31	$13,882	$5,683	$19,565	$106	$10	$116

	2008
	Gross carrying value			Allowance for losses
	Corporate	Corporate		Corporate	Corporate
	mortgages	loans	Total	mortgages	loans	Total

Not past due	$16,171	$5,946	$22,117	$–	$–	$–
Past due:
Past due less than 90 days	17	17	34	–	–	–
Past due 90 to 179 days	–	14	14	–	–	–
Past due 180 days or more	1	9	10	–	–	–
Impaired	91	59	150	13	10	23

Balance, December 31	$16,280	$6,045	$22,325	$13	$10	$23

Impaired mortgages and corporate loans of $9 as at December 31, 2009 ($19 of impaired mortgages as at December 31, 2008) do not have an allowance for losses because, at a minimum, either the fair value of the collateral or the expected future cash flows exceed the carrying value of the mortgage or loan.
The weighted average investment in impaired mortgages and corporate loans, before allowances for losses, was $222 as at December 31, 2009 ($46 in 2008). The carrying value of mortgages and corporate loans that were non-income producing for the preceding 12 months was $65 ($37 in 2008).

90	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in Allowances for Losses
The changes in the allowances for losses are as follows:

		Corporate
	Mortgages	loans	Total

Balance, December 31, 2007	$17	$14	$31
Provision for losses	–	4	4
Write-offs, net of recoveries	(6)	(8)	(14)
Effect of changes in currency exchange rates	2	–	2

Balance, December 31, 2008	$13	$10	$23
Provision for losses	96	21	117
Write-offs, net of recoveries	–	(21)	(21)
Effect of changes in currency exchange rates	(3)	–	(3)

Balance, December 31, 2009	$106	$10	$116

Restructured Mortgages and Corporate Loans
Mortgages and corporate loans with a carrying value of $53 had their terms renegotiated during the year ended December 31, 2009 ($5 in 2008).
Possession of Collateral/Foreclosed Assets
During 2009, the Company took possession of the real estate collateral of $5 it held as security for mortgages ($14 of real estate held as collateral in 2008). These assets are either retained as real estate investments if they comply with the Company’s investment policy standards or sold.
Temporarily Impaired Available-for-Sale Assets
The available-for-sale assets disclosed in the following table exhibit evidence of impairment; however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified as temporarily impaired if their amortized cost as at the end of the period was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations, widening of credit spreads, general depressed market prices due to current market conditions, and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	December 31, 2009		December 31, 2008
	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses

Available-for-sale bonds	$3,369	$371	$7,041	$1,875
Available-for-sale stocks(1)	88	14	430	176
Available-for-sale other invested assets(2)	135	19	194	21

Total temporarily impaired financial assets	$3,592	$404	$7,665	$2,072

(1)	These assets include available-for-sale private equities that are accounted for at cost with a carrying value of $2 as at December 31, 2009 ($7 as at December 31, 2008).

(2)	These assets include available-for-sale limited partnerships and other invested assets with a carrying value of $154 as at December 31, 2009 ($215 as at December 31, 2008).
Other-Than-Temporarily Impaired Available-for-Sale Assets
The Company wrote down $185 of impaired available-for-sale assets recorded at fair value during 2009 ($318 in 2008). Approximately $3 of the write-down during 2009 ($28 in 2008) relates to impaired available-for-sale bonds that were part of fair value hedging relationships as described in Note 5D. These write-downs are included in net gains (losses) on available-for-sale assets in the consolidated statements of operations.
These assets were written down since the length of time that the fair value was less than the cost and the extent and nature of the loss indicated that the fair value would not recover.
The Company did not reverse any impairment on available-for-sale bonds during 2009.
Impairment of Held-for-Trading Assets
The Company generally maintains distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of actuarial liabilities, when there is an effective matching of assets and liabilities. When assets are designated as held-for-trading, the change in fair value arising from impairment is not required to be separately disclosed under Canadian GAAP. The reduction in fair values of held-for-trading assets attributable to impairment results in an increase in actuarial liabilities charged through the consolidated statement of operations for the period.
During 2009, the net charge to the income statement attributable to impairments of held-for-trading assets backing actuarial liabilities amounted to $522 ($608 in 2008).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	91

Non-Income Producing Bonds
The carrying value of non-income producing bonds for the preceding 12 months was $48 (nil in 2008).
  B) LIQUIDITY RISK
Liquidity risk is the risk that the Company will not be able to fund all cash outflow commitments as they fall due. The Company generally maintains a conservative liquidity position that exceeds anticipated demand liabilities. The Company’s asset-liability management process supports its ability to maintain its financial position by ensuring that sufficient cash flow and liquid assets are available to cover its potential funding requirements. The Company invests in various types of assets with a view of matching them with its liabilities of various durations. To strengthen its liquidity further, the Company actively manages and monitors its capital and asset levels, diversification and credit quality of its investments and cash forecasts and actual amounts against established targets. The Company also maintains liquidity contingency plans for the management of liquidity in the event of a liquidity crisis.
In addition, the Company maintains standby credit facilities with a variety of banks. The agreements relating to the Company’s debt, letters of credit and lines of credit contain typical covenants regarding solvency, credit ratings and other such matters.
The Company is subject to various regulations in the jurisdictions in which it operates. The ability of SLF Inc. and its subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a standalone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.
The Company manages liquidity risk through a variety of tools including liquidity policies and operating guidelines, liquidity contingency plans and quarterly stress testing.
Stress testing of the Company’s liquidity is performed by comparing liquidity coverage ratios under one-month and one-year stress scenarios to Company policy thresholds. These liquidity ratios are calculated by dividing net liquidity adjusted assets by liquidity adjusted liabilities. A factor based approach is used for both assets and liabilities, whereby asset factors are applied to asset market values representing the net realizable value upon disposition, and liability factors are applied to the liabilities to reflect the amount which is demandable under the given stress scenarios. Fixed obligations are deducted directly from liquidity adjusted assets when calculating net liquidity adjusted assets as payment of these amounts is more certain. These liquidity ratios are measured and managed at the business segment, and the total Company consolidated level. The Company’s coverage ratios were higher than the policy thresholds as at December 31, 2009 and December 31, 2008.
Based on the Company’s historical cash flows and current financial performance, management believes that the cash flow from the Company’s operating activities will continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.
The contractual maturities of the Company’s significant financial liabilities and contractual commitments as at December 31, 2009 are shown in the following table:

	Within	1 year	3 years	Over
	1 year	to 3 years	to 5 years	5 years	Total

General fund policyholder liabilities(1)	$12,365	$11,504	$11,543	$161,351	$196,763
Senior debentures and financing(2)	233	459	459	9,654	10,805
Subordinated debt(2)	191	383	383	4,553	5,510
Bond repurchase agreements and securities lending transactions	1,266	–	–	–	1,266
Accounts payable and accrued expenses	1,927	–	–	–	1,927
Borrowed funds(2)	98	142	83	62	385

Total liabilities	$16,080	$12,488	$12,468	$175,620	$216,656

Contractual commitments:(3)
Contractual loan, equity and real estate commitments	$419	$197	$119	$69	$804
Operating lease commitments	90	138	65	39	332

Total contractual commitments	$509	$335	$184	$108	$1,136

(1)	General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. The actuarial and other policy liability amounts included in the Consolidated Financial Statements are based on the present value of the estimated cash flows and are net of reinsured amounts. Due to the use of assumptions, actual cash flows will differ from these estimates.

(2)	Payments due based on maturity dates and includes expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at an earlier date.

(3)	Contractual commitments and operating lease commitments are not reported on the consolidated balance sheets. A further description of the commitments is included in Note 21A) and B).

92	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  C) MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to financial and capital market risks, including changes to interest rates, credit spreads, equity market prices, foreign currency exchange rates, real estate values, private equity values and market volatility.
MARKET RISK SENSITIVITY
The Company’s earnings are dependent on the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the Company’s financial statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of its products.
The Company’s market risk sensitivities are forward-looking estimates. These are measures of the Company’s estimated net income and OCI sensitivities to the changes in interest rate and equity market levels described below, based on interest rates, equity market prices, and business mix in place as of December 31, 2009 and 2008, respectively. These sensitivities are calculated independently for each risk factor generally assuming that all other risk variables stay constant. Actual results can differ materially from these estimates for a variety of reasons including differences in the pattern or distribution of the market shocks illustrated below, the interaction between these factors, model error, or changes in other assumptions such as business mix, effective tax rates and the valuation allowance required for future tax assets, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the December 31, 2009 and 2008 calculation dates, respectively, for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on future tax assets is not required.
The equity risk sensitivities assume that the Company’s actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice actual equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated in the equity risk section that follows.
These sensitivities reflect the composition of the Company’s assets and liabilities as of December 31, 2009 and 2008, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs and portfolios in place as of the December 31, 2009 and 2008 calculation dates, respectively. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge rebalancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risks and operational risk in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.
Similarly, the sensitivities are based on financial reporting methods and assumptions in effect as of December 31, 2009 and 2008, respectively. Changes in accounting or actuarial valuation methods, models or assumptions, including the prospective equity and interest rate actuarial assumption changes described in Note 9, could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportional impacts.
For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying income sensitivity of each factor under these specialized assumptions, and should not be viewed as predictors of the Company’s net income and OCI sensitivities. Given the nature of these calculations, the Company cannot provide assurance that those actual earnings impacts will be within the indicated ranges.
The market sensitivities described below show the impact of a 100 basis point increase and decrease in interest rates, and a 10% increase and decrease in stock prices. The Company believes these represent reasonably possible changes as at December 31, 2009.
In addition, using 10% change in equity markets provided comparability with the market sensitivities disclosed by the Company in prior periods and was consistent with industry standards and actuarial practices in Canada and the United States and provided for comparability with other public insurance companies. As well, the Company discloses the effect of a 25% increase and decrease in stock prices on net income in Note 9F), to illustrate that changes in stock markets in excess of 10% may result in other than proportional impacts.
The descriptions of the assumptions and methodology used to calculate the sensitivities in this Note apply to the three following sections: Currency Risk, Interest Rate Risk, and Equity Risk, as well as Equity Market Movements, and Interest Rate in Note 9F).
i) CURRENCY RISK
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. As an international provider of financial services, the Company operates in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which it operates, the Company generally maintains the currency profile of its assets so as to match the currency of aggregate liabilities and minimum surplus requirements in that country. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign exchange derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with the Company’s policy. As at December 31, 2009 and December 31, 2008, the Company did not have a material currency exposure related to financial instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	93

ii) INTEREST RATE RISK
Interest rate risk is the potential for financial loss arising from changes or volatility in interest rates when asset and liability cash flows do not coincide. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change. The impact of interest rate risk on the Company’s actuarial liabilities and the assets supporting those liabilities is included in Note 9.
Bonds designated as available-for-sale generally do not support actuarial liabilities. Changes in the fair value of available-for-sale bonds are recorded to OCI. The following table shows the estimated effect on after tax OCI of an immediate 1% parallel change in interest rates at December 31, across the yield curve in all markets, on the Company’s available-for-sale bonds:
Increase (Decrease) in after tax OCI:

Interest Rate Change	2009	2008

1% increase	$(375) to $(425)	$(400) to $(450)
1% decrease	$375 to $425	$400 to $450
iii) EQUITY RISK
Equity market risk is the potential for financial loss arising from price changes or volatility in equity markets. Equity market price declines and/or volatility impacts both assets and liabilities, and hence could adversely affect the Company’s business, profitability and capital requirements. The impact of equity risk on the Company’s actuarial liabilities and the assets supporting those liabilities is included in Note 9.
Equities designated as available-for-sale generally do not support actuarial liabilities. Changes in the fair value of available-for-sale equities are recorded to OCI. The following table shows the estimated effect on after tax OCI of an immediate 10% change in stock prices, on the Company’s available-for-sale equities, as at December 31:
Increase (Decrease) in after tax OCI:

Equity Market Change	2009	2008

10% increase	$25 to $75	$50 to $100
10% decrease	$(25) to $(75)	$(50) to $(100)
The Company’s equity portfolio is well-diversified within North America and contains a significant amount of exchange-traded funds which are indexed to various North American stock indices.
The carrying value of stocks by issuer country as at December 31 is shown in the following table.

	2009			2008
	Held-for-	Available-		Held-for-	Available-
	trading	for-sale	Total	trading	for-sale	Total
	stocks	stocks	stocks	stocks	stocks	stocks

Canada	$2,301	$115	$2,416	$1,724	$577	$2,301
United States	1,110	460	1,570	942	396	1,338
United Kingdom	495	16	511	434	6	440
Other	425	44	469	340	39	379

Total stocks	$4,331	$635	$4,966	$3,440	$1,018	$4,458

  7. GOODWILL AND INTANGIBLE ASSETS
  A) GOODWILL
In addition to the goodwill of $6,419 ($6,598 in 2008) shown on the consolidated balance sheets, goodwill of $377 on January 1, 2008 for investments accounted for by the equity method was included in other invested assets. The equity method goodwill was related to the Company’s investment in CI Financial which was sold in the fourth quarter of 2008 as described in Note 3. Acquisitions for the year of $216 consist primarily of the acquisition of Lincoln U.K., as described in Note 3. In addition to acquisitions and dispositions of subsidiaries and equity method investments, transactions with the non-controlling interests also result in increases and decreases to goodwill. There were no write-downs of goodwill due to impairment during 2009, 2008 and 2007.

94	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in goodwill of subsidiaries and investments accounted for by the equity method are as follows:

	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total

Balance, January 1, 2008	$3,841	$1,544	$433	$577	$6,395
Acquisitions	17	–	–	75	92
Dispositions (Note 3)	(377)	(16)	–	(5)	(398)
Effect of changes in currency exchange rates	–	369	103	37	509

Balance, December 31, 2008	$3,481	$1,897	$536	$684	$6,598
Acquisitions (Note 3)	–	–	–	216	216
Dispositions	–	–	–	(8)	(8)
Effect of changes in currency exchange rates	–	(257)	(73)	(57)	(387)

Balance, December 31, 2009	$3,481	$1,640	$463	$835	$6,419

  B) INTANGIBLE ASSETS
As at December 31, the components of the intangible assets are as follows:

	2009			2008
	Gross			Gross
	carrying	Accumulated	Net	carrying	Accumulated	Net
	amount	amortization	amount	amount	amortization	amount

Finite-life intangible assets:
Sales potential of field force	$491	$88	$403	$504	$74	$430
Asset administration contracts	228	69	159	231	58	173
Software and other(1)	144	32	112	2	2	–

	863	189	674	737	134	603

Indefinite-life intangible assets:
Fund management contracts	241	–	241	263	–	263
State licenses	11	–	11	12	–	12

	252	–	252	275	–	275

Total intangible assets	$1,115	$189	$926	$1,012	$134	$878

(1) Increase in 2009 is due to the reclassification of $102 internally developed software costs from other assets described in Note 2.
There were no write-downs of intangible assets due to impairment during 2009, 2008 and 2007. Amortization of intangible assets recorded in operating expenses during the year was $34 ($24 in 2008 and $25 in 2007). The Company expects to record amortization expenses of $38 to operating expenses each year for each of the next five years. During 2007, the Company retired the Clarica brand name as part of its integrated brand strategy in Canada. The write-down of the brand name of $52 was recorded to operating expenses in 2007 ($43 net of the related taxes of $9).
  8. OTHER ASSETS
Other assets consist of the following:

	2009	2008

Accounts receivable	$978	$1,496
Investment income due and accrued	1,100	1,208
Future income taxes (Note 19)	1,054	1,190
Deferred acquisition costs	167	154
Prepaid expenses	244	303
Premiums receivable	390	476
Accrued benefit asset (Note 22)	405	422
Capital assets	151	210
Other	19	20

Total other assets	$4,508	$5,479

Amortization of deferred acquisition costs charged to income amounted to $48 in 2009 ($50 and $64 in 2008 and 2007, respectively).
Capital assets are carried at a cost of $729 ($855 in 2008), less accumulated depreciation and amortization of $578 ($645 in 2008). Depreciation and amortization charged to operating expenses in the consolidated statements of operations totalled $60 in 2009 ($63 and $62 in 2008 and 2007, respectively).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	95

  9. ACTUARIAL LIABILITIES AND OTHER POLICY LIABILITIES
  A) ACTUARIAL POLICIES
Actuarial liabilities and other policy liabilities represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force policies.
In calculating actuarial liabilities and other policy liabilities, assumptions must be made about equity market performance, interest rates, asset default, inflation, mortality and morbidity rates, policy terminations, expenses and other factors over the life of the Company’s products. The general approaches to the setting of assumptions used by the Company are described later in this note.
The Company uses best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if there is uncertainty about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.
In determining these provisions, the Company ensures:
•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption, and the extent of uncertainty present in making that assumption

•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities
With the passage of time and resulting reduction in estimation risk, excess provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually, and revisions are made where deemed necessary and prudent.
The Company generally maintains distinct asset portfolios for each line of business. To ensure the adequacy of liabilities, the Company does cash flow testing using several plausible scenarios for future interest rates and economic environments. In each test, asset and liability cash flows are projected. Net cash flows are invested in new assets, if positive, or assets are sold to meet cash needs, in accordance with the assumptions in the test and the standards of the Canadian Institute of Actuaries.
PROVISION FOR POLICYHOLDER DIVIDENDS
An amount equal to the earned and accrued portion of policyholder dividends including earned and accrued terminal dividends is shown as a provision for policyholder dividends. Actuarial liabilities provide for the payment of policyholder dividends that are forecasted to be paid over the next 12 months and beyond, in excess of dividends earned and accrued. Both liabilities are determined taking into account the scale of dividends approved by the Board. Actuarial liabilities take into account the expectation that future dividends will be adjusted to reflect future experience. Earned and accrued policyholder dividends of $818 are included in policyholder dividends and interest on claims and deposits in the consolidated statements of operations ($877 in 2008 and $906 in 2007).
  B) COMPOSITION OF ACTUARIAL LIABILITIES AND OTHER POLICY LIABILITIES
The actuarial liabilities and other policy liabilities consist of the following:

	2009

	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total

Individual participating life	$14,813	$5,291	$3,034	$2,346	$25,484
Individual non-participating life	3,017	9,317	264	988	13,586
Group life	1,233	215	16	9	1,473
Individual annuities	9,323	10,538	–	4,392	24,253
Group annuities	6,498	3,814	372	–	10,684
Health insurance	5,938	1,077	1	114	7,130

Total actuarial liabilities	40,822	30,252	3,687	7,849	82,610
Add: Other policy liabilities(2)	641	663	77	647	2,028

Actuarial liabilities and other policy liabilities	$41,463	$30,915	$3,764	$8,496	$84,638

96	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2008

	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total

Individual participating life	$13,548	$5,776	$2,722	$2,408	$24,454
Individual non-participating life	2,692	8,946	195	1,261	13,094
Group life	1,212	206	15	13	1,446
Individual annuities	9,192	10,468	–	3,572	23,232
Group annuities	6,011	3,854	426	–	10,291
Health insurance	5,497	1,127	1	99	6,724

Total actuarial liabilities	38,152	30,377	3,359	7,353	79,241
Add: Other policy liabilities(2)	587	801	76	706	2,170

Actuarial liabilities and other policy liabilities	$38,739	$31,178	$3,435	$8,059	$81,411

(1)	Primarily business from the U.K., reinsurance and run-off reinsurance operations. Includes SLF U.K. of $2,257 ($2,307 in 2008) for Individual participating life; $(5) ($(9) in 2008) for individual non-participating life; $4,393 ($3,573 in 2008) for Individual annuities and $121 ($67 in 2008) for other policy liabilities.

(2)	Consists of policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.
During 2009, the Company identified an error potentially originating prior to the acquisition of Clarica Life Insurance Company (Clarica). The error includes an understatement of the actuarial liabilities. A review is underway and the resulting adjustments will be recorded in 2010 when the review is complete. Information available to date indicates that the error is not material to the financial statements of prior years, but correcting the error in one quarter may materially impact that quarter’s results. Accordingly, the Company will correct the error by increasing actuarial liabilities and reducing shareholder opening retained earnings when it completes the review. The adjustments to actuarial liabilities and shareholder retained earnings are not expected to exceed $200 and $100, respectively.
  C) TOTAL ASSETS SUPPORTING LIABILITIES AND EQUITY
The following tables show the total assets supporting total liabilities for the product lines shown (including actuarial and other policy liabilities), and assets supporting equity and other:

	2009
	Bonds		Stocks		Mortgages
					and
	Held-	Available-	Held-	Available-	corporate	Real
	for-trading	for-sale	for-trading	for-sale	loans	estate	Other	Total

Individual participating life	$14,062	$–	$3,143	$13	$4,124	$3,194	$4,118	$28,654
Individual non-participating life	8,321	442	840	4	2,730	299	5,522	18,158
Group life	1,125	–	3	–	1,007	23	18	2,176
Individual annuities	17,400	55	246	1	5,061	–	2,978	25,741
Group annuities	6,089	277	82	4	3,073	155	1,799	11,479
Health insurance	4,503	–	17	1	3,122	137	733	8,513
Equity and other	134	8,899	–	612	332	1,069	14,315	25,361

Total assets	$51,634	$9,673	$4,331	$635	$19,449	$4,877	$29,483	$120,082

	2008
	Bonds		Stocks		Mortgages
					and
	Held-	Available-	Held-	Available-	corporate	Real
	for-trading	for-sale	for-trading	for-sale	loans	estate	Other	Total

Individual participating life	$13,253	$–	$2,505	$10	$4,732	$3,312	$4,022	$27,834
Individual non-participating life	7,218	402	611	2	3,373	231	6,177	18,014
Group life	1,077	–	2	–	1,122	26	10	2,237
Individual annuities	16,280	60	11	–	5,761	–	3,854	25,966
Group annuities	6,750	307	60	5	3,145	150	1,025	11,442
Health insurance	3,872	–	1	1	3,255	106	681	7,916
Equity and other	8	9,847	250	1,000	914	1,083	13,322	26,424

Total assets	$48,458	$10,616	$3,440	$1,018	$22,302	$4,908	$29,091	$119,833

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	97

  D) CHANGES IN ACTUARIAL LIABILITIES
Changes in actuarial liabilities during the year are as follows:

	2009	2008

Actuarial liabilities, January 1	$79,241	$77,936
Change in liabilities on in-force business (1) :	2,436	(7,701)
Liabilities arising from new policies	4,022	3,094
Changes in assumptions or methodology(2):	1,239	178

Increase (decrease) in actuarial liabilities	7,697	(4,429)

Actuarial liabilities before the following:	86,938	73,507
Acquisition (Note 3)	986	–
Effect of changes in currency exchange rates	(5,314)	5,734

Actuarial liabilities, December 31	82,610	79,241
Add: Other policy liabilities	2,028	2,170

Actuarial liabilities and other policy liabilities, December 31	$84,638	$81,411

(1)	Due to the enactment of the Canadian tax rules relating to CICA Handbook Section 3855, an increase in actuarial liabilities of $135 was recorded during the first quarter of 2009. Prior to the enactment of these tax rules, actuarial liabilities included an estimated adjustment to account for income taxes as if these tax rules had, at the time, been enacted.

(2)	The increase in actuarial liabilities in 2008 included $296 from strengthening default assumptions on bonds and mortgages, and $109 from the receipt of more comprehensive information on liabilities accepted on our retrocession business. The decrease in 2008 included $151 for taking account of investment synergies between business units within SLF Canada and within SLF U.S. See table below for 2009 changes:
Changes in assumptions or methodology:

	POLICY LIABILITIES
	INCREASE
ASSUMPTION OR	(DECREASE)
METHODOLOGY	PRE-TAX	DESCRIPTION
Mortality/morbidity	$(137)	Improved mortality experience on both life insurance and savings products.

Lapses and other policyholder behaviour	375	Updates to policyholder behaviour assumptions in the Company’s individual insurance business.

Expense	119	Impact of reflecting recent experience studies in several of the Company’s businesses.

Investment returns	987	Driven primarily from negative impact of the implementation of equity-and interest rate-related actuarial assumption updates in the third quarter of 2009 and cumulative changes in Conditional Tail Expectation levels related to changes in equity market levels experienced during 2009.

Other	(105)

Total	$1,239

  E) FAIR VALUE OF ACTUARIAL LIABILITIES, FUTURE INCOME TAXES AND DEFERRED NET REALIZED GAINS
Changes in the fair value of assets backing actuarial and other policy liabilities would be substantially offset by a corresponding change in the fair value of the liabilities (including actuarial liabilities and related future income taxes and deferred net realized gains), resulting in limited impact on the Company’s equity.
  F) ASSUMPTIONS AND MEASUREMENT UNCERTAINTY
These are measures of the Company’s estimated net income sensitivity to changes in best estimate assumptions in the actuarial liabilities, based on a starting point and business mix as of December 31, 2009.
MORTALITY
Mortality refers to the rates at which death occurs for defined groups of people. Insurance mortality assumptions are generally based on the Company’s average five-year experience. For annuities, Company experience is generally combined with industry experience, since the Company’s own experience is not sufficient to be statistically valid. In general, assumed mortality rates for life insurance contracts do not reflect any future expected improvement, except in some instances where the net effect of reflecting future improvement increases the policy liabilities. For annuities where lower mortality rates result in an increase in liabilities, assumed future mortality rates are adjusted to reflect estimated future improvements.

98	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For life insurance products for which higher mortality would be financially adverse to the Company, a 2% increase in the best estimate assumption would decrease net income by about $90. For life insurance products for which lower mortality would be financially adverse to the Company, a 2% decrease in the mortality assumption would decrease net income by about $10. For annuity products for which lower mortality would be financially adverse to the Company, a 2% decrease in the mortality assumption would decrease net income by about $80.
MORBIDITY
Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of the Company’s disability insurance is marketed on a group basis. In Canada and in Asia, the Company offers critical illness policies on an individual basis, and in Canada, the Company offers long-term care on an individual basis; a significant block of critical illness business written in the U.K. has also been assumed by SLF Reinsurance. Medical stop-loss insurance is offered on a group basis in the United States and Canada. In Canada, group morbidity assumptions are based on the Company’s five-year average experience, modified to reflect the trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with the Company’s reinsurers and are largely based on their experience. In the United States, Company experience is used for both medical stop-loss and disability assumptions, with some consideration for industry experience. Larger provisions for adverse deviation are used for those benefits where Company or industry experience is limited. For products where the morbidity is a significant assumption, a 5% adverse change in that assumption would reduce net income by about $110.
ASSET DEFAULT
Assumptions related to investment returns include expected future credit losses on fixed income investments. Past Company and industry experience over the long term, as well as specific reviews of the current portfolio, are used to project credit losses.
In addition to the allowances for losses on invested assets outlined in Note 6, the actuarial liabilities include an amount of $2,876 determined on a pre-tax basis to provide for possible future asset defaults and loss of asset value on current assets and on future purchases. The amount excludes defaults that can be passed through to participating policyholders and excludes provisions for loss in the value of equity and real estate assets supporting actuarial liabilities.
EQUITY MARKET MOVEMENTS
The majority of equities which are designated as held-for-trading support the participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases changes in equity values are largely offset by changes in actuarial liabilities.
In addition, the Company is exposed to equity risk through its segregated fund and annuity products that provide guarantees linked to underlying fund performance. The Company has implemented hedging programs involving the use of derivative instruments, in order to help mitigate a portion of the equity market-related volatility in the cost of providing these guarantees, thereby reducing its exposure to this particular class of equity market risk. For these blocks the Company uses stochastic modeling techniques, which test a large number of different scenarios of future market returns, to estimate the actuarial liability for the various guarantees.
The following table shows the estimated impact to the Company’s net income from certain immediate changes across all equity markets as of the reporting date.

Equity Market Sensitivity	December 31, 2009	December 31, 2008

10% increase	$75 to $125	$250 to $300
10% decrease	$ (150) to $(200)	$ (275) to $(350)
25% increase	$150 to $250	Not Available
25% decrease	$ (475) to $(575)	Not Available
The equity sensitivities assume that the Company’s actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Additional key information regarding this sensitivity can be found under the heading “Market Risk Sensitivity” in Note 6.
A 100 basis point reduction in assumed future equity and real estate returns would result in an estimated decrease in net income of about $350 to $450.
INTEREST RATE
Interest rate risk is the potential for financial loss arising from changes in interest rates. For held-for-trading assets and other financial assets supporting actuarial liabilities, the Company is exposed to this risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows under unfavourable interest rate environments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	99

To manage this risk, an investment policy statement is established for each portfolio of assets and related liabilities. Asset/liability management programs are in place to implement these policy statements. The primary approach used is duration gap analysis, which measures the sensitivity of assets and liabilities to interest rate changes across the entire yield curve. Key rate duration analysis is used to examine the duration gap of assets and liabilities at discrete intervals on the yield curve. These gaps are managed within specified tolerance limits.
Interest rate sensitivity is provided for in the actuarial liabilities for all policies, with provisions for moderate changes in interest rates.
For certain products, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or in the rate of interest credited. These products generally have minimum interest rate guarantees.
The values of held-for-trading bonds and actuarial liabilities are affected similarly by changes in interest rates. The following table shows the estimated impact to the Company’s net income from certain immediate parallel shifts in interest rates across the entire yield curve in all markets as of the reporting date. Additional key information regarding this sensitivity can be found under the heading “Market Risk Sensitivity” in Note 6.

Interest rate sensitivity	2009	2008

1% increase	$ (50) to $50	$100 to $150
1% decrease	$(150) to $(250)	$(150) to $(200)
POLICY TERMINATION RATES
Policyholders may allow their policies to terminate prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by exercising one of the non-forfeiture options in the contract. Assumptions for termination experience on life insurance are generally based on the Company’s average five-year experience. Termination rates may vary by plan, age at issue, method of premium payment, and policy duration. For universal life contracts, it is also necessary to set assumptions about premium cessation occurring prior to termination of the policy. Industry experience is considered for certain products where the Company’s experience is not sufficient to be statistically valid.
For individual life insurance products where fewer terminations would be financially adverse to the Company, a 10% decrease in the termination rate assumption would decrease net income by about $170. For products where more terminations would be financially adverse to the Company, a 10% increase in the termination rate assumption would decrease net income by about $130.
OPERATING EXPENSES AND INFLATION
Actuarial liabilities provide for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on recent Company experience using an internal expense allocation methodology. Future expense assumptions reflect inflation. The sensitivity of actuarial liabilities to a 5% increase in unit expenses would result in a decrease in net income of about $140.
  G) REINSURANCE AGREEMENTS
Reinsurance is used primarily to limit exposure to large losses. The Company has an individual life insurance retention policy and limits which require that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, the Company retains primary responsibility to the policyholders. In addition, the Company assumes by retrocession a substantial amount of business from reinsurers. The effect of these reinsurance arrangements on premiums and payments to policyholders, beneficiaries and depositors is summarized as follows:

	2009	2008	2007

Premiums:
Direct premiums	$16,193	$14,124	$13,550
Reinsurance assumed	797	585	564
Reinsurance ceded	(1,480)	(1,122)	(990)

	$15,510	$13,587	$13,124

Payments to policyholders, beneficiaries and depositors:
Direct payments	$14,112	$13,863	$14,292
Reinsurance assumed	689	657	526
Reinsurance ceded	(1,344)	(745)	(574)

	$13,457	$13,775	$14,244

Actuarial liabilities are shown net of ceded reinsurance of $2,532 in 2009 ($2,292 in 2008).

100	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  H) ROLE OF THE APPOINTED ACTUARY
The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations or directives.
The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities at the balance sheet dates to meet all obligations to policyholders of the Company. Examination of supporting data for accuracy and completeness and analysis of Company assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.
The Appointed Actuary is required each year to analyze the financial condition of the Company and prepare a report for the Board. The 2009 analysis tested the capital adequacy of the Company until December 31, 2013, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of the Company’s Canadian capital and surplus requirements. In addition, foreign operations and foreign subsidiaries of the Company must comply with local capital requirements in each of the jurisdictions in which they operate. These conditions affect the Company’s ability to distribute its retained earnings. The Company calculates an appropriation of retained earnings of $4,829 ($7,663 in 2008).
  10. CAPITAL MANAGEMENT
The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which it operates. Sun Life Financial manages the capital for all of its subsidiaries in a manner commensurate with their individual risk profiles.
The Board is responsible for the annual review and approval of the Company’s capital plan. The Capital Management Committee (CMC) has management oversight responsibility for capital management. The Risk Review Committee of the Board of Directors reviews and approves SLF Inc.’s capital policy annually. Management oversight of the Company’s capital programs and position is provided by the CMC that is chaired by the Executive Vice-President and the Chief Financial Officer. Corporate Treasury and Risk Management are responsible for the design and implementation.
This policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities, to support the risks associated with the businesses of the Company and to optimize return to its shareholders. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion.
As an Insurance Holding Company, SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment. For purposes of determining required capital under the capital risk metrics, the risk component factors for significant foreign life subsidiaries are not included in the Insurance Holding Company’s total capital required. OSFI may intervene and assume control of an Insurance Holding Company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks. SLF Inc. was above its minimum internal targets as at December 31, 2009 and December 31, 2008.
Sun Life Assurance is subject to the Minimum Continuing Capital Surplus Requirement (MCCSR) capital rules for a life insurance company in Canada. The Company generally expects to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. From time to time, during adverse economic conditions and periods of high market volatility, Sun Life Assurance may maintain an MCCSR ratio in the range of 180% to 200%. Sun Life Assurance’s MCCSR ratio as at December 31, 2009 and December 31, 2008, was above the minimum levels that would require any regulatory or corrective action. Significant foreign life subsidiaries that are not subject to the MCCSR rules are expected to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. The Company’s principal operating life insurance subsidiary in the United States, Sun Life Assurance Company of Canada (U.S.), qualifies as a significant foreign life subsidiary. Sun Life Assurance Company of Canada (U.S.) is subject to the risk-based capital rules issued by the National Association of Insurance Commissioners (NAIC), which measures exposures to investment risk, insurance risk, interest rate and other market risks and general business risk. The risk-based capital of Sun Life Assurance Company of Canada (U.S.) was above the minimum regulatory level as at December 31, 2009 and December 31, 2008.
In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company maintained capital levels above minimum local requirements as at December 31, 2009 and December 31, 2008.
The Company’s capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities (that qualify as regulatory capital).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	101

As at December 31	2009	2008

Equity:
Participating policyholders’ equity	$107	$106
Preferred shareholders’ equity	1,741	1,495
Common shareholders’ equity(1)	15,566	15,808

Total equity	$17,414	$17,409

Other capital securities:
Subordinated debt	$3,048	$2,576
Sun Life Assurance debentures, Series A, B and C(2)	1,644	1,150

Total other capital securities	4,692	3,726

Total capital	$22,106	$21,135

(1)	Certain components of accumulated other comprehensive income, namely unrealized gains and losses on cash flow hedges and available-for-sale debt securities (effective 2008) are excluded from regulatory capital.

(2)	The Sun Life Assurance debentures qualify as regulatory capital up to the amount of $1,644 of Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust, I and II (Note 11). These trusts are variable interest entities that are not consolidated by the Company.
The significant changes in capital are included in the following notes on senior debentures, subordinated debt and share capital.
  11. SENIOR DEBENTURES
The following obligations are included in senior debentures:

	Currency of	Interest	Earliest par
	Borrowing	Rate	call date	(1)	Maturity	2009	2008

Sun Life Assurance debentures(2)
Issued to Sun Life Capital Trust (SLCT I)
Series A issued October 19, 2001(3)	Cdn. $	6.87%	December 31, 2011		2031	$960	$960
Series B issued June 25, 2002	Cdn. $	7.09%	June 30, 2032		2052	200	200
Issued to Sun Life Capital Trust II (SLCT II)
Series C issued November 20, 2009(4)	Cdn. $	6.06%	December 31, 2019		2108	500	–
SLF Inc. senior unsecured debentures
Series A issued November 23, 2005(5)	Cdn. $	4.80%	November 23, 2015		2035	600	600
Series B issued March 13, 2006(6)	Cdn. $	4.95%	June 1, 2016		2036	700	700
Series B issued February 26, 2007(6)	Cdn. $	4.95%	June 1, 2016		2036	251	253
Series C issued July 11, 2006(7)	Cdn. $	5.00%	July 11, 2011		2031	300	300
Series D issued June 30, 2009	Cdn. $	5.70%	–		2019	300	–

						$3,811	$3,013

Fair value						$3,987	$2,768

(1)	From and after the dates noted, the relevant debentures may be redeemed, at the option of the issuer, at par, if redemption occurs on an interest payment date or an interest rate reset date, or at the greater of the Canada yield price or par if redeemed prior to these dates. Early redemption of the debentures issued by Sun Life Assurance is subject to regulatory approval.

(2)	The Sun Life Assurance debentures were issued to SLCT I and SLCT II (the SL Capital Trusts), which are variable interest entities that are not consolidated by the Company. SLCT I and SLCT II issued innovative capital securities and purchased the Sun Life Assurance debentures with the proceeds from the issuances, which qualify as regulatory capital, and are described in further detail in the following section of this note.

(3)	On September 7, 2007, Sun Life Assurance repurchased $30 principal amount of the $990 debenture outstanding at that time. Redemption premiums of $1 (net of taxes of $1) were recorded in the third quarter of 2007.

(4)	After December 31, 2019, and every fifth anniversary thereafter, the interest rate will reset to an annual rate equal to the Government of Canada yield plus 3.60%.

(5)	After November 23, 2015, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate.

(6)	After June 1, 2016, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate.

(7)	After July 11, 2011, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate.
Fair value is based on market price for the same or similar instruments as appropriate. Interest expense for senior debentures was $182, $170 and $192 for 2009, 2008 and 2007, respectively.
All senior unsecured debentures of SLF Inc. are direct senior unsecured obligations of SLF Inc. and rank equally with all other unsecured and unsubordinated indebtedness of SLF Inc.
On May 6, 2007, SLF Inc. redeemed U.S. $600 principal amount of 8.53% partnership capital securities, representing all of the partnership capital securities outstanding at that time. The redemption premiums of $18 (net of taxes of $12) were recorded in 2007.

102	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TRUST CAPITAL SECURITIES
Innovative capital instruments, Sun Life ExchangEable Capital Securities (SLEECS), have been issued through the SL Capital Trusts, special purpose entities established as trusts under the laws of Ontario.
On November 20, 2009, SLCT II issued $500 of 5.863% Sun Life ExchangEable Capital Securities – Series 2009-1 (SLEECS 2009-1), which are subordinated unsecured debt obligations. Holders of SLEECS 2009-1 are eligible to receive semi-annual interest payments. Until December 31, 2019, the interest rate is 5.863%. On December 31, 2019, and every fifth anniversary thereafter (Interest Rate Reset Date) the interest rate will reset to equal the Government of Canada (GOC) yield plus 3.40%. The SLEECS 2009-1 mature on December 31, 2108. In prior years, SLCT issued Sun Life ExchangEable Securities – Series A (SLEECS A) and Sun Life ExchangEable Securities – Series B (SLEECS B), which are classes of units that represent an undivided beneficial ownership interest in the assets of that trust. SLEECS A and SLEECS B are non-voting except in certain limited circumstances. Holders of SLEECS A and SLEECS B are eligible to receive semi-annual non-cumulative fixed cash distributions. The proceeds of the issuances of SLEECS 2009-1, SLEECS A and SLEECS B were used by the SL Capital Trusts to purchase senior debentures of Sun Life Assurance.
The SLEECS are structured with the intention of achieving Tier 1 regulatory capital treatment for SLF Inc. and Sun Life Assurance and, as such, have features of equity capital. No interest payments or distributions will be paid in cash by the SL Capital Trusts on the SLEECS if Sun Life Assurance fails to declare regular dividends (i) on its Class B Non-Cumulative Preferred Shares Series A, or (ii) on its public preferred shares, if any are outstanding (Missed Dividend Event). In the case of the SLEECS 2009-1, if a Missed Dividend Event occurs or if an interest payment is not made in cash on the SLEECS 2009-1 for any reason, including at the election of Sun Life Assurance, holders of the SLEECS 2009-1 will be required to invest interest paid on the SLEECS 2009-1 in non-cumulative perpetual preferred shares of Sun Life Assurance. In the case of the SLEECS A and SLEECS B, if a Missed Dividend Event occurs, the net distributable funds of SLCT I will be distributed to Sun Life Assurance as the holder of Special Trust Securities of that trust. If the SL Capital Trusts fail to pay in cash the semi-annual interest payments or distributions on the SLEECS in full for any reason other than a Missed Dividend Event, then, for a specified period of time, Sun Life Assurance will not declare dividends of any kind on any of its public preferred shares, and if no such public preferred shares are outstanding, SLF Inc. will not declare dividends of any kind on any of its preferred shares or common shares.
Each SLEECS A or SLEECS B and each $1,000 principal amount of SLEECS 2009-1 will be automatically exchanged for 40 non-cumulative perpetual preferred shares of Sun Life Assurance if any one of the following events occurs: (i) proceedings are commenced or an order is made for the winding-up of Sun Life Assurance; (ii) OSFI takes control of Sun Life Assurance or its assets; (iii) Sun Life Assurance’s Tier 1 capital ratio is less than 75% or its MCCSR ratio is less than 120%; or (iv) OSFI directs Sun Life Assurance to increase its capital or provide additional liquidity and Sun Life Assurance either fails to comply with such direction or elects to have the SLEECS automatically exchanged (Automatic Exchange Event). Upon an Automatic Exchange Event, former holders of the SLEECS will cease to have any claim or entitlement to distributions, interest or principal against the issuing SL Capital Trust and will rank as preferred shareholders of Sun Life Assurance in a liquidation of Sun Life Assurance.
According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2B capital. As at December 31, 2009, for regulatory capital purposes of Sun Life Assurance, $1,300 (2008 – $1,150, 2007 – $1,150) represents Tier 1 capital, and $344 (2008 – $nil, 2007 – $nil) represents Tier 2B capital.
The SL Capital Trusts are variable interest entities under CICA Handbook Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). SLF Inc. is not exposed to the majority of any SL Capital Trust expected losses or expected residual returns and neither is therefore the primary beneficiary under AcG-15. Accordingly, SLF Inc. does not consolidate the SL Capital Trusts, and the SLEECS are not reported on the consolidated balance sheets of SLF Inc. However, the senior debentures issued by Sun Life Assurance to the SL Capital Trusts are reported under Senior Debentures and interest expense is recognized on the senior debentures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	103

The table below presents additional significant terms and conditions of the SLEECS.

		Distribution			Redemption date	Conversion date	2009	2008	2007
	Issuance	or interest	Annual		at the issuer’s	at the holder’s	Principal	Principal	Principal
Issuer	date	payment dates	yield		option	option	amount	amount	amount

Sun Life Capital Trust (1),(2),(3),(4)
950 SLEECS A	October 19, 2001	June 30, December 31	6.865%		December 31, 2006	Any time	$950	$950	$950
200 SLEECS B	June 25, 2002	June 30, December 31	7.093%		June 30, 2007	Any time	$200	$200	$200

							$1,150	$1,150	$1,150

Sun Life Capital Trust II (1) (2)
500 SLEECS		June 30,			December 31,	No conversion
2009-1	November 20, 2009	December 31	5.863%	(5)	2014	option	$500	$–	$–

(1)	Subject to the approval of OSFI, (i) the SL Capital Trusts may, in whole or in part, on the redemption date specified above or on any distribution date thereafter, or in the case of SLCT II, on any date thereafter, redeem any outstanding SLEECS without the consent of the holders, and (ii) upon occurrence of a regulatory event or a tax event (as defined), prior to the redemption date specified above, the SL Capital Trusts may redeem all, but not part of, any class of SLEECS without the consent of the holders.

(2)	The SLEECS A may be redeemed for cash equivalent to (i) the greater of the Early Redemption Price or the Redemption Price if the redemption occurs prior to December 31, 2011, or (ii) the Redemption Price if the redemption occurs on or after December 31, 2011. The SLEECS B may be redeemed for cash equivalent to (i) the greater of the Early Redemption Price or the Redemption Price if the redemption occurs prior to June 30, 2032, or (ii) the Redemption Price if the redemption occurs on or after June 30, 2032. Redemption Price refers to an amount equal to $1,000 plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. Early Redemption Price refers to the price calculated to provide an annual yield, equal to the yield on a GOC bond issued on the redemption date that (i) in the case of the SLEECS A, has a maturity date of December 31, 2011, plus 37 basis points, or (ii) in the case of the SLEECS B, has a maturity date of June 30, 2032, plus 32 basis points, and in each case plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. The SLEECS 2009-1 may be redeemed for cash equivalent to, on any day that is not an Interest Rate Reset Date, accrued and unpaid interest on the SLEECS 2009-1 plus the greater of par and a price calculated to provide an annual yield equal to the yield of a GOC bond maturing on the next Interest Reset Date plus (i) 0.60% if the redemption date is prior to December 31, 2019 or (ii) 1.20% if the redemption date is any time after December 31, 2019. On an Interest Rate Reset Date, the redemption price is equal to par plus accrued and unpaid interest on the SLEECS 2009-1.

(3)	The non-cumulative perpetual preferred shares of Sun Life Assurance issued upon an Automatic Exchange Event in respect of the SLEECS A and SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after June 30, 2012 in respect of the SLEECS A and on distribution dates on or after December 31, 2032 in respect of the SLEECS B.

(4)	Holders of SLEECS A and SLEECS B may exchange, at any time, all or part of their holdings of SLEECS A or SLEECS B at a price for each SLEECS of 40 non-cumulative perpetual preferred shares of Sun Life Assurance. SLCT I will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase SLEECS tendered for surrender to SLCT I so long as the holder of the SLEECS so tendered has not withheld consent to the purchase of its SLEECS. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS A or SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after June 30, 2012, in respect of the SLEECS A and on distribution dates on or after December 31, 2032, in respect of the SLEECS B.

(5)	Holders of SLEECS 2009-1 are eligible to receive semi-annual interest payments at a fixed rate until December 31, 2019. The interest rate on the SLEECS 2009-1 will reset on December 31, 2019, and every fifth anniversary thereafter to equal the GOC yield plus 3.40%.
  12. OTHER LIABILITIES
  A) COMPOSITION OF OTHER LIABILITIES
Other liabilities consist of the following:

	2009	2008

Accounts payable	$1,313	$2,599
Bank overdrafts	20	314
Bond repurchase agreements	1,006	1,406
Accrued expenses and taxes	566	534
Borrowed funds	321	348
Senior financing	1,383	1,356
Future income taxes (Note 19)	92	477
Accrued benefit liability (Note 22)	473	501
Other	292	296

Total other liabilities	$5,466	$7,831

  B) BOND REPURCHASE AGREEMENTS
The Company enters into bond repurchase agreements for operational funding and liquidity purposes. Bond repurchase agreements have maturities ranging from 4 to 82 days, averaging 44 days, and bear interest at rates averaging 0.28% as at December 31, 2009 (1.64% in 2008). As at December 31, 2009, the Company had assets with a total fair value of $1,006 ($1,419 in 2008), pledged as collateral for the bond repurchase agreements.

104	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  c) BORROWED FUNDS
The following obligations are included in borrowed funds in the table above.

	Currency of
	borrowing	Maturity	2009	2008

Encumbrances on real estate	Cdn.$	2010–2018	$184	$187
	U.S.$	2010–2015	137	161

Total borrowed funds			$321	$348

The aggregate maturities of encumbrances on real estate are included in Note 6B.
Interest expense for the borrowed funds was $20, $22 and $16 for 2009, 2008 and 2007, respectively.
  D) SENIOR FINANCING
On November 8, 2007, a variable interest entity consolidated by the Company issued a U.S. $1,000 variable principal floating rate certificate (the Certificate) to a financial institution (the Lender). At the same time, Sun Life Assurance Company of Canada-U.S. Operations Holdings, Inc. (U.S. Holdings), a subsidiary of SLF Inc., entered into an agreement with the Lender, pursuant to which U.S. Holdings will bear the ultimate obligation to repay the outstanding principal amount of the Certificate and be obligated to make quarterly interest payments at three-month LIBOR plus a fixed spread. The variable interest entity issued an additional U.S. $200 and U.S. $115 of certificates during 2009 and 2008, respectively. Collateral of U.S. $25 and U.S. $213 was posted at December 31, 2009 and December 31, 2008, respectively, as per the financing agreement.
The maximum capacity of this agreement is U.S. $2,500. The agreement expires on November 8, 2037, and the maturity date may be extended annually for an additional one-year period upon the mutual agreement of the parties, provided such date is not beyond November 8, 2067.
The agreement could be cancelled or unwound at the option of U.S. Holdings in whole or in part from time to time, or in whole under certain events. If the agreement is cancelled before November 8, 2015, U.S. Holdings may be required to pay a make-whole amount based on the present value of expected quarterly payments between the cancellation date and November 8, 2015.
For the year ended December 31, 2009, the Company recorded $22 of interest expense relating to this obligation ($48 in 2008). The fair value of the obligation is $1,069 ($554 in 2008), based on market prices for the same or similar instruments as appropriate.
  13. SUBORDINATED DEBT
The following obligations are included in subordinated debt and qualify as capital for Canadian regulatory purposes:

	Currency	Interest rate	Earliest par call date	(1)	Maturity	2009	2008

Sun Life Assurance:
Issued October 12, 2000(2)	Cdn. $	6.65%	October 12, 2010		2015	$300	$300
Issued May 15, 1998(3)	Cdn. $	6.30%			2028	150	150
Issued June 25, 2002(4)	Cdn. $	6.15%	June 30, 2012		2022	800	799
Sun Life Financial:
Issued May 29, 2007(5)	Cdn. $	5.40%	May 29, 2037		2042	398	398
Issued January 20, 2008(6)	Cdn. $	5.59%	January 30, 2018		2023	398	398
Issued June 26, 2008(7)	Cdn. $	5.12%	June 26, 2013		2018	348	348
Issued March 31, 2009(8)	Cdn. $	7.90%	March 31, 2014		2019	496	–
Sun Canada Financial:
Issued December 15, 1995	U.S. $	7.25%			2015	158	183

Total						$3,048	$2,576

Fair value						$3,202	$2,397

(1)	From and after the dates noted, the relevant debt may be redeemed, at the option of the issuer, at par if redemption occurs on an interest payment date, or at the greater of the Canada yield price or par if redeemed prior to these dates. Early redemption of all the subordinated debentures is subject to regulatory approval. The debt issued by Sun Canada Financial is not redeemable prior to maturity.

(2)	Issued by Clarica. After October 12, 2010, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate.

(3)	Issued by Clarica.

(4)	After June 30, 2012, interest is payable at 1.54% over the 90-day Bankers’ Acceptance Rate.

(5)	After May 29, 2037, until maturity of the debentures interest rate is payable at 1% over the 90-day Bankers’ Acceptance Rate.

(6)	After January 30, 2018, until maturity of the debentures interest rate is payable at 2.1% over the 90-day Bankers’ Acceptance Rate.

(7)	After June 26, 2013, until maturity of the debentures interest rate is payable at 2% over the 90-day Bankers’ Acceptance Rate.

(8)	After March 31, 2014, until maturity of the debentures interest rate is payable at 7.15% over the 90-day Bankers’ Acceptance Rate.
Fair value is based on market prices for the same or similar instruments as appropriate. Interest expense on subordinated debt was $183, $142 and $105 for 2009, 2008 and 2007, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	105

  14. NON-CONTROLLING INTERESTS IN SUBSIDIARIES
Non-controlling interests in subsidiaries on the consolidated balance sheets and non-controlling interests in net income of subsidiaries on the consolidated statements of operations consist of non-controlling interests in MFS and McLean Budden Limited in 2009, 2008 and 2007.
  15. SHARE CAPITAL AND SHARES PURCHASED FOR CANCELLATION
  A) SHARE CAPITAL
The authorized share capital of SLF Inc. consists of the following:
•	An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of SLF Inc. There are no pre-emptive, redemption, purchase or conversion rights attached to the common shares.

•	An unlimited number of Class A and Class B non-voting preferred shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized five series of Class A nonvoting preferred shares.
The changes in shares issued and outstanding are as follows:

	2009		2008		2007

	Number		Number		Number
Preferred shares (in millions of shares)	of shares	Amount	of shares	Amount	of shares	Amount

Balance, January 1	61	$1,495	61	$1,495	51	$1,250
Preferred shares issued, Class A, Series 3	–	–	–	–	–	–
Preferred shares issued, Class A, Series 4	–	–	–	–	–	–
Preferred shares issued, Class A, Series 5	–	–	–	–	10	250
Preferred shares issued, Class A, Series 6R	10	250	–	–	–	–
Issuance costs, net of taxes	–	(4)	–	–	–	(5)

Balance, December 31	71	$1,741	61	$1,495	61	$1,495

Common shares (in millions of shares)
Balance, January 1	560	$6,983	564	$7,033	572	$7,082
Stock options exercised (Note 18)	–	7	1	10	2	66
Common shares purchased for cancellation	–	–	(5)	(60)	(10)	(115)
Shares issued under dividend reinvestment and share purchase plan	4	136	–	–	–	–

Balance, December 31	564	$7,126	560	$6,983	564	$7,033

Further information on the preferred shares outstanding as at December 31, 2009, is as follows:

		Dividend	Earliest		Number of	Face	Net	(2)
Preferred shares (in millions of shares)	Issue date	rate	redemption date	(1)	shares	amount	amount

Preferred shares issued, Class A, Series 1	February 25, 2005	4.75%	March 31, 2010		16	$400	$394
Preferred shares issued, Class A, Series 2	July 15, 2005	4.80%	September 30, 2010		13	325	318
Preferred shares issued, Class A, Series 3	January 13, 2006	4.45%	March 31, 2011		10	250	245
Preferred shares issued, Class A, Series 4	October 10, 2006	4.45%	December 31, 2011		12	300	293
Preferred shares issued, Class A, Series 5	February 2, 2007	4.50%	March 31, 2012		10	250	245
Preferred shares issued, Class A, Series 6R(3)	May 20, 2009	6.00%	June 30, 2014		10	250	246

Total preferred shares					71	$1,775	$1,741

(1)	On or after the earliest redemption date, SLF Inc. may redeem these shares in whole or in part at a declining premium with the exception of the Class A, Series 6R preferred shares. The Series 6R shares are redeemable in whole or in part at par on the earliest redemption date and on June 30 every five years thereafter. Early redemption of all preferred shares is subject to regulatory approval.

(2)	Net of after-tax issuance costs.

(3)	On June 30, 2014, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the five-year Government of Canada bond yield plus 3.79%. Holders of the Series 6R Shares will have the right, at their option, to convert their Series 6R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 7QR (Series 7QR Shares) on June 30, 2014, and on June 30 every five years thereafter. Holders of Series 7QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then three-month Government of Canada treasury bill yield plus 3.79%.
The preferred shares qualify as capital for Canadian regulatory purposes, and are included in Note 10.

106	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  B) SHARES PURCHASED FOR CANCELLATION
SLF Inc. has purchased and cancelled common shares under several normal course issuer bid programs. Under each of these programs except for the January 12, 2008 to January 11, 2009 program, SLF Inc. was authorized to purchase, for cancellation, through the facilities of the Toronto Stock Exchange (TSX), approximately 5% of its issued and outstanding common shares at that time. For the January 12, 2008 program, the maximum number of shares that could be purchased represented approximately 3.5% of the shares issued and outstanding at January 10, 2008. The latest normal course issuer bid expired January 11, 2009, and SLF Inc. did not purchase any common shares under this program in 2009. The time periods covered, and the maximum number of shares that could be repurchased under these programs are as follows:

Maximum shares
Period covered	authorized for purchase

January 12, 2006 to January 11, 2007	29 million
January 12, 2007 to January 11, 2008	29 million
January 12, 2008 to January 11, 2009	20 million
SLF Inc. also purchased and cancelled common shares pursuant to private agreements between SLF Inc. and an arm’s length third-party seller (the Private Purchases) between December 12 and December 31, 2007. Under these Private Purchases, SLF Inc. could purchase up to 2.55 million of its common shares. The shares purchased for cancellation were included in the calculation of the maximum number of common shares that could be purchased under the normal course issuer bid program that covered the period from January 12, 2007 to January 11, 2008.
Amounts repurchased under these programs are as follows:

	2008	2007

Number of shares repurchased (in millions)	4.8	9.8
Amount(1)	$217	$502
Average price per share	$45.30	$51.18

(1)	The total amount repurchased is allocated to common shares and retained earnings in the consolidated statements of equity. The amount recorded to common shares is based on the average cost per common share.
  C) DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN
On May 12, 2009, SLF Inc. amended its Canadian Dividend Reinvestment and Share Purchase Plan (the Plan). Under the Plan, Canadian-resident common and preferred shareholders may choose to automatically have their dividends reinvested in additional common shares and may also purchase common shares through the Plan. For dividend reinvestments, SLF Inc. may, at its option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased on behalf of participants through the TSX at the market price. Common shares acquired by participants through optional cash purchases may also be issued from treasury or purchased through the TSX at SLF Inc.’s option, in either case at no discount. Prior to the amendments, all common shares acquired on behalf of participants were purchased through the TSX at the market price. In 2009, SLF Inc. issued approximately 4.4 million common shares from treasury at a discount of 2% for dividend reinvestments and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.
  16. OPERATING EXPENSES
Operating expenses consist of the following:

	2009	2008	2007

Compensation costs	$1,885	$1,789	$1,898
Premises and equipment costs	257	247	265
Capital asset depreciation and amortization (Note 8)	60	63	62
Other (1)	974	904	1,035

Total operating expenses	$3,176	$3,003	$3,260

(1)	2007 includes the write-down of the brand name intangible asset of $52 as described in Note 7.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	107

  17. EARNINGS PER SHARE
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2009	2008	2007

Common shareholders’ net income	$534	$785	$2,219
Less: Effect of stock awards of subsidiaries(1)	6	14	20

Common shareholders’ net income on a diluted basis	$528	$771	$2,199

Weighted average number of shares outstanding for basic earnings per share (in millions)	561	561	569
Add: Adjustments relating to the dilutive impact of stock options(2)	1	1	3

Weighted average number of shares outstanding on a diluted basis (in millions)	$562	$562	$572

(1)	A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustment relating to the dilutive impact of stock options.
  18. STOCK-BASED COMPENSATION
  A) STOCK OPTION PLANS
SLF Inc. granted stock options to certain employees and directors under the Executive Stock Option Plan and the Director Stock Option Plan and to all eligible employees under the Special 2001 Stock Option Award Plan. These options are granted at the closing price of the common shares on the TSX on the grant date for stock options granted after January 1, 2007, and the closing price of the trading day preceding the grant date for stock options granted before January 1, 2007. The options granted under the stock option plans generally vest over a four-year period under the Executive Stock Option Plan; two years after the grant date under the Special 2001 Stock Option Award Plan; and over a two-year period under the Director Stock Option Plan. All options have a maximum exercise period of 10 years. The maximum numbers of common shares that may be issued under the Executive Stock Option Plan, the Special 2001 Stock Option Award Plan and the Director Stock Option Plan are 29,525,000 shares, 1,150,000 shares and 150,000 shares, respectively. Effective April 2, 2003, grants under the Director Stock Option Plan were discontinued.
The activities in the stock option plans for the years ended December 31 are as follows:

	2009		2008		2007
	Number of	Weighted	Number of	Weighted	Number of	Weighted
	stock	average	stock	average	stock	average
	options	exercise	options	exercise	options	exercise
	(thousands)	price	(thousands)	price	(thousands)	price

Balance, January 1	10,030	$37.81	8,168	$35.98	9,138	$32.58
Granted	4,291	20.44	2,355	40.47	1,261	52.55
Exercised	(255)	23.30	(306)	24.99	(2,075)	27.45
Forfeited	(875)	34.85	(187)	47.40	(156)	46.04

Balance, December 31	13,191	$32.27	10,030	$37.81	8,168	$35.98

Exercisable, December 31	6,644	$35.14	5,911	$33.24	5,333	$29.19

The aggregate intrinsic value, which is the difference between the market price of a common share and the exercise price of the stock option, for options exercisable as at December 31, 2009, is $15. For options where the exercise price is greater than the market price of a common share, the intrinsic value is zero. The aggregate intrinsic value of options exercised in 2009 was $2 ($6 and $51 for 2008 and 2007, respectively). As at December 31, 2009, the number of stock options vested and expected to vest at the end of the relevant vesting period is 12,061 thousand. The aggregate intrinsic value of the options vested and expected to vest is $48 with a weighted average exercise price of $32.84 and a weighted average remaining term to maturity of 5.96 years.

108	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Compensation cost and the tax benefits recorded as well as the tax benefit realized for stock options are shown in the following table. For the options issued prior to January 1, 2002, and valued using the intrinsic value method, no compensation expense was recognized as the option’s exercise price was not less than the market price of the underlying stock on the day of grant.

	2009	2008	2007

Compensation expense recorded	$16	$10	$10
Income tax benefit on expense recorded	$2	$1	$1
Income tax benefit realized on exercised options	$–	$1	$4
The unrecognized compensation cost, adjusted for an estimate of future forfeitures, for non-vested stock options as at December 31, 2009, was $9. The weighted average recognition period over which this compensation cost is expected to be recognized is 1.8 years.
The stock options outstanding and exercisable as at December 31, 2009, by exercise price, are as follows:

	Options outstanding			Options exercisable
	Weighted average			Weighted average
	Number		Weighted	Number		Weighted
	of stock	Remaining	average	of stock	Remaining	average
	options	contractual	exercise	options	contractual	exercise
Range of exercise prices	(thousands)	life (years)	price	(thousands)	life (years)	price

$18.00 to $24.00	5,084	7.50	$20.14	1,205	2.17	$20.36
$24.01 to $30.00	2,422	5.06	28.34	1,634	3.17	28.35
$30.01 to $35.00	1,085	2.52	32.81	1,025	2.11	32.90
$35.01 to $45.00	1,071	4.72	40.42	1,070	4.72	40.41
$45.01 to $53.00	3,529	7.09	49.81	1,710	6.72	50.08

	13,191	6.31	$32.27	6,644	3.99	$35.14

The weighted average fair values of the stock options, calculated using the Black-Scholes option-pricing model, granted during the year ended December 31, 2009, was $4.44 ($6.59 and $8.73 for 2008 and 2007, respectively). The Black-Scholes option-pricing model used the following assumptions to determine the fair value of options granted during the year:

Weighted average assumptions	2009	2008	2007

Risk-free interest rate	2.3%	3.4%	4.1%
Expected volatility	32.7%	23.8%	16.0%
Expected dividend yield	4.0%	3.8%	2.4%
Expected life of the option (in years)	5.9	5.6	5.6
Expected volatility is based on historical volatility of the common shares, implied volatilities from traded options on the common shares and other factors. The expected term of options granted is derived based on historical employee exercise behaviour and employee termination experience. The risk-free rate for periods within the expected term of the option is based on the Canadian government bond yield curve in effect at the time of grant.
  B) EMPLOYEE SHARE OWNERSHIP PLAN
In Canada, the Company matches eligible employees’ contributions to the Sun Life Financial Employee Stock Plan (Plan). The match is provided for employees who have met two years of employment eligibility and is equal to 50% of the employee’s contributions up to 5% of an employee’s annual compensation. The match is further capped by a one thousand five hundred dollar annual maximum. Employees may elect to contribute from 1% to 20% of their target annual compensation to the Plan. The Company’s contributions vest immediately and are expensed.
  C) OTHER STOCK-BASED COMPENSATION PLANS
All other stock-based compensation plans use notional units that are valued based on the common share price on the TSX. Any fluctuation in the common share price changes the value of the units, which affects the Company’s stock-based compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. The Company uses equity swaps and forwards to hedge its exposure to variations in cash flows due to changes in the common share price for all of these plans.
DETAILS OF THESE PLANS ARE AS FOLLOWS:
Senior Executives’ Deferred Share Unit (DSU) Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award in the form of DSUs. Each DSU is equivalent in value to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until termination, death or retirement. The value at the time of redemption will be based on the fair value of the common shares immediately before their redemption.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	109

Restricted Share Unit (RSU) Plan: Under the RSU plan, participants are granted units that are equivalent in value to one common share and have a grant price equal to the average closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Plan participants generally hold RSUs for 36 months from the date of grant. RSUs earn dividend equivalents in the form of additional RSUs at the same rate as the dividends on common shares. The redemption value is the Average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.
Performance Share Unit (PSU) Plan /Incentive Share Unit (ISU) Plan: Under these arrangements, participants are granted units that are the equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Participants must hold units for 36 months (or 40 months in the case of ISUs) from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. No units will vest or become payable unless the Company meets its specified threshold performance targets. The plans provide for an enhanced payouts if the Company achieves superior levels of performance to motivate participants to achieve a higher return for shareholders. Payments to participants are based on the number of units vested multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.
Additional information for other stock-based compensation plans: The activities in these plans and the liabilities accrued on the balance sheet are summarized in the following table:

			PSUs
Number of units (in thousands)	DSUs	RSUs	/ISUs	Total

Units outstanding December 31, 2007	554	1,809	515	2,878
Units outstanding December 31, 2008	771	2,171	523	3,465
Units outstanding December 31, 2009	826	3,889	1,004	5,719
Liability accrued as at December 31, 2009	$21	$53	$8	$82
Compensation cost and the tax benefits recorded as well as the tax benefits realized for other stock-based compensation plans are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for DSUs, RSUs and PSUs due to changes in the fair value of the common shares and the accruals of the RSU and PSU liabilities over the vesting period, and exclude any adjustment in expenses due to the impact of hedging.

	2009	2008	2007

Compensation expense recorded	$44	$(16)	$49
Income tax expense (benefit) on expense recorded	$(14)	$6	$(17)
The unrecognized liability and compensation cost for other stock-based compensation plan units outstanding as at December 31, 2009, including an adjustment for expected future forfeitures, as at December 31, 2009, was $69. The weighted average recognition period over which this compensation cost is expected to be recognized is two years. The unrecognized compensation cost and weighted average recognition period includes only costs related to the RSUs and PSUs since DSUs are generally vested at the date of grant. The Company paid $16 related to the liabilities of these plans in 2009 ($43 and $63 for 2008 and 2007, respectively).
  D) STOCK-BASED COMPENSATION PLANS OF A SUBSIDIARY
A subsidiary of the Company grants stock options exercisable for shares of the subsidiary, restricted shares of the subsidiary and restricted share units (RSUs). Vesting requirements must be met in order for employees to have full ownership rights to the restricted share awards. Dividends are paid to restricted shareholders and are not forfeited if the award does not ultimately vest. The restricted stock awards vest over a four- or five-year period and stock options vest over a four-year period. The RSUs vest over a two-year period from the grant date and RSU holders are entitled to receive non-forfeitable dividend equivalent payments over the vesting period. The RSUs are settled in cash upon vesting, while the stock options and restricted stock awards are settled in shares of the subsidiary.
The outstanding awards and related expenses in the consolidated statements of operations for these awards are as follows:

	2009	2008	2007

Awards outstanding (in thousands)	155	143	151
Expense recorded in operating expenses	$36	$37	$37
Income tax benefit recorded	$14	$16	$14

110	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  19. INCOME TAXES
In the consolidated statements of operations, the income tax expense for the Company’s worldwide operations has the following components:

	2009	2008	2007

Canadian income tax expense (benefit):
Current	$240	$252	$(89)
Future	(392)	98	135

Total	(152)	350	46

Foreign income tax expense (benefit):
Current	(45)	(106)	158
Future	(345)	(587)	318

Total	(390)	(693)	476

Total income taxes expense (benefit)	$(542)	$(343)	$522

The after-tax undistributed earnings of most non-Canadian subsidiaries would be taxed only upon their repatriation to Canada. The Company recognizes a future tax liability, if any, on these undistributed earnings to the extent that management expects they will be repatriated in the foreseeable future. To the extent repatriation of such earnings is not currently planned, the Company has not recognized the future tax liability. If the undistributed earnings of all non-Canadian subsidiaries not currently planned were repatriated, additional taxes that would be payable are estimated to be $61 as at December 31, 2009 ($160 and $134 in 2008 and 2007, respectively).
The Company’s effective worldwide income tax rate differs from the combined Canadian federal and provincial statutory income tax rate, as follows:

	2009		2008		2007

		%		%		%

Total net income	$622		$857		$2,290
Add: Income taxes expense (benefit)	(542)		(343)		522
Non-controlling interests in net income of subsidiaries	15		23		35

Total net income before income taxes and non-controlling interests in net income of subsidiaries	$95		$537		$2,847

Taxes at the combined Canadian federal and provincial statutory income tax rate	$30	32.0	$175	32.5	$996	35.0
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(161)	(169.4)	(441)	(82.1)	(250)	(8.8)
Tax (benefit) cost of unrecognized losses	(99)	(104.2)	20	3.7	19	0.6
Tax exempt investment income	(294)	(309.9)	(49)	(9.1)	(155)	(5.4)
Changes to statutory income tax rates	(18)	(19.0)	(30)	(5.6)	(86)	(3.0)
Other	–	–	(18)	(3.3)	(2)	(0.1)

Company’s effective worldwide income taxes	$(542)	(570.5)	$(343)	(63.9)	$522	18.3

During 2007 and 2006, the Canadian federal government and certain provinces reduced corporate income tax rates for years after 2007. In addition, during 2009, the Ontario government reduced corporate income tax rates for years after 2009. Consequently, the statutory income tax rates will decline gradually to 26% in 2013 as these rate reductions become effective. The reductions require the Company to review its Canadian future tax assets and liabilities on an ongoing basis. The re-measurement of future taxes in 2009 impacted both the business attributable to participating policyholders and shareholders. The participating policyholders benefited by $16 in 2009 ($25 and $32 in 2008 and 2007, respectively), while the increase to shareholders’ income amounted to $2 in 2009 ($5 and $54 in 2008 and 2007, respectively).
The Company has accumulated tax losses, primarily in the United Kingdom, United States and Canada, totalling $2,232 ($777 in 2008). The majority of capital losses in the United States expire beginning in 2014 while non-capital losses expire beginning in 2023. The losses in Canada expire primarily in 2029. The losses in the United Kingdom can be carried forward indefinitely. The benefit of these tax losses has been recognized to the extent that they are more likely than not to be realized in the amount of $517 ($134 in 2008) in future income taxes. The Company will realize this benefit in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit the Company’s ability to utilize these losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	111

The following are the future tax assets and liabilities in the consolidated balance sheets by source of temporary differences:

	2009		2008

	Assets	Liabilities	Assets	Liabilities

Investments	$319	$742	$1,927	$809
Actuarial liabilities	(70)	(442)	(1,323)	(245)
Deferred acquisition costs	381	(5)	464	–
Losses available for carry forward	372	(249)	62	(128)
Other	77	(33)	203	13

	1,079	13	1,333	449
Valuation allowance	(25)	79	(143)	28

Total	$1,054	$92	$1,190	$477

Future income taxes are the result of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the recognized tax effects in the consolidated statements of operations are as follows:

	2009	2008	2007

Investments	$1,033	$(2,070)	$(524)
Actuarial liabilities	(1,383)	1,851	883
Deferred acquisition costs	42	(46)	(67)
Losses (incurred) utilized	(525)	71	(3)
Other	96	(295)	164

Future income tax expense (benefit)	$(737)	$(489)	$453

  20. INCOME TAXES INCLUDED IN OCI
OCI included in the consolidated statements of comprehensive Income is presented net of income taxes. The following income tax amounts are included in each component of OCI for the year ended December 31:

	2009	2008

Unrealized foreign currency gains and losses on net investment hedges	$(9)	$(5)
Unrealized gains and losses on available-for-sale assets	(323)	376
Reclassifications to net income for available-for-sale assets	13	(48)
Unrealized gains and losses on cash flow hedging instruments	(38)	62

Total income taxes benefit (expense) included in OCI	$(357)	$385

  21. COMMITMENTS, GUARANTEES AND CONTINGENCIES
  A) LEASE COMMITMENTS
The Company leases offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases total $332. The future rental payments by year of payment are included in Note 6B).
  B) CONTRACTUAL COMMITMENTS
In the normal course of business, various contractual commitments are outstanding, which are not reflected in the Consolidated Financial Statements. In addition to the loan commitments for bonds and mortgages included in Note 6Ai), the Company has equity and real estate commitments. As at December 31, 2009, the Company had a total of $804 of contractual commitments outstanding. The expected maturities of these commitments are included in Note 6B).
  C) LETTERS OF CREDIT
The Company issues commercial letters of credit in the normal course of business. As at December 31, 2009, letters of credit in the amount of $703 are outstanding, of which $515 relate to internal reinsurance.

112	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  D) INDEMNITIES AND GUARANTEES
In the normal course of its business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements, the sale of equity interests, and service agreements. These agreements may require the Company to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The Company has also agreed to indemnify its directors and certain of its officers and employees in accordance with the Company’s by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on the Company’s liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, the Company cannot estimate its potential liability under these indemnities. The Company believes that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, the Company has not made any significant payment under such indemnification provisions.
In certain cases, the Company has recourse against third parties with respect to the aforesaid indemnities, and the Company also maintains insurance policies that may provide coverage against certain of these claims.
Guarantees made by the Company that can be quantified are included in Note 6Ai).
  E) GUARANTEES OF SUN LIFE ASSURANCE PREFERRED SHARES AND SUBORDINATED DEBENTURES
On November 15, 2007, SLF Inc. provided a full and unconditional guarantee of the following subordinated debentures issued by Sun Life Assurance: the $150 of 6.30% subordinated debentures due 2028, the $300 of 6.65% subordinated debentures due 2015, and the $800 of 6.15% subordinated debentures due 2022. All of the subordinated debentures were held by external parties. On that date, SLF Inc. also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. Claims under the guarantee of the subordinated debentures will rank equally with all other subordinated indebtedness of SLF Inc. As a result of these guarantees, Sun Life Assurance is entitled to rely on an order dated November 14, 2007, exempting it from most continuous disclosure and the certification requirements of Canadian securities laws.
The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated), as required under the order:

		Sun Life	Other subsidiaries
	SLF Inc.	assurance	of SLF Inc.	Consolidation	SLF Inc.
	(unconsolidated)	(consolidated)	(combined)	adjustments	(consolidated)

2009
Revenue	$146	$19,883	$7,694	$(151)	$27,572
Shareholders’ net income	$613	$715	$(65)	$(650)	$613

2008
Revenue	$518	$13,290	$2,689	$(934)	$15,563
Shareholders’ net income	$855	$1,506	$(814)	$(692)	$855

2007
Revenue	$217	$15,154	$6,445	$(628)	$21,188
Shareholders’ net income	$2,288	$1,389	$858	$(2,247)	$2,288

		Sun Life	Other subsidiaries
	SLF Inc.	assurance	of SLF Inc.	Consolidation	SLF Inc.
	(unconsolidated)	(consolidated)	(combined)	adjustments	(consolidated)

2009

Invested assets	$21,401	$82,930	$23,766	$(19,868)	$108,229
Total other assets	$4,319	$10,215	$10,373	$(13,054)	$11,853
Actuarial and other policy liabilities	$–	$68,923	$15,629	$86	$84,638
Total other liabilities	$8,413	$13,710	$12,234	$(16,327)	$18,030

2008

Invested assets	$20,393	$81,169	$24,103	$(18,787)	$106,878
Total other assets	$4,844	$10,912	$8,942	$(11,743)	$12,955
Actuarial and other policy liabilities	$–	$65,954	$15,484	$(27)	$81,411
Total other liabilities	$7,934	$15,729	$12,242	$(14,892)	$21,013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	113

  F) LEGAL AND REGULATORY PROCEEDINGS
SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including federal, provincial and state regulatory bodies, securities and insurance regulators in Canada, the United States and other jurisdictions, the United States Securities Commission, the United States Financial Industry Regulatory Authority, and state attorneys general in the United States, from time to time, make inquiries and require the production of information or conduct examinations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.
  22. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS
The Company sponsors non-contributory defined benefit pension plans for eligible qualifying employees. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, the Company maintains supplementary non-contributory pension arrangements for eligible employees, primarily for benefits which do not qualify for funding under the various registered pension plans.
The Company has also established defined contribution pension plans for eligible qualifying employees. Company contributions to these defined contribution pension plans are subject to certain vesting requirements. Generally, Company contributions are a set percentage of employees’ annual income and matched against employee contributions.
On January 1, 2009, the Canadian Staff defined benefit plan was closed to new employees, and was replaced with a defined contribution plan for employees hired on or after January 1, 2009. Canadian employees hired before then continue to participate in the previous plan, which includes both defined benefit and defined contribution components. As a result, only defined contribution plans are open to new hires worldwide (except for the Company’s small defined benefit plan in the Philippines).
In addition to the Company’s pension plans, in some countries the Company provides certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees and to their dependants upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. These post-retirement benefits are not pre-funded.

114	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans.

	Pension		Post-Retirement
	2009	2008	2009	2008

Change in projected benefit obligation:
Projected benefit obligation, January 1	$2,186	$2,426	$233	$249
Change in January 1 balance due to acquisition	–	–	–	–
Service cost	35	50	4	5
Interest cost	132	129	15	14
Adjustment for change in measurement date	–	2	–	–
Actuarial losses (gains)	181	(331)	34	(34)
Benefits paid	(169)	(112)	(11)	(11)
Curtailments, settlements and plan amendments	–	–	(1)	(1)
Effect of changes in currency exchange rates	(81)	22	(8)	11

Projected benefit obligation, December 31(1), (2)	$2,284	$2,186	$266	$233

Accumulated benefit obligation, December 31(3)	$2,154	$2,005

Change in plan assets:
Fair value of plan assets, January 1	$1,995	$2,393	$–	$–
Net actual return on plan assets	252	(307)	–	–
Employer contributions	36	14	11	11
Adjustment for change in measurement date	–	2	–	–
Benefits paid	(169)	(112)	(11)	(11)
Effect of changes in currency exchange rates	(67)	5	–	–

Fair value of plan assets, December 31(1)	$2,047	$1,995	$–	$–

Net funded status, December 31	$(237)	$(191)	$(266)	$(233)
Unamortized net actuarial loss (gain)	456	436	20	(18)
Unamortized past service cost	9	11	(14)	(28)
Unamortized transition asset	(33)	(52)	(3)	(4)
Contributions (transfers), October 1 to December 31(1)	–	–	–	–

Accrued benefit asset (liability), December 31(1)	$195	$204	$(263)	$(283)

Balance sheet classification of accrued benefit asset (liability), December 31:
Other assets	$405	$422	$–	$–
Other liabilities	$210	$218	$263	$283
Pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	$1,503	$1,027

Plan assets	$1,251	$756

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	115

The rate of compensation increase is a long-term rate based on current expectations of future pay increases.

	Pension			Post-Retirement
	2009	2008	2007	2009	2008	2007

Components of defined benefit cost recognized:
Service cost, curtailments and settlements	$35	$50	$53	$4	$5	$(7)
Plan amendments	–	–	4	(1)	(1)	(64)
Interest cost	132	129	128	15	14	15
Actual return on plan assets	(252)	307	(122)	–	–	–
Actuarial losses (gains)	181	(331)	(159)	34	(34)	(23)

Benefit cost before adjustments to recognize the long-term nature of defined benefit plans	$96	$155	$(96)	$52	$(16)	$(79)

Adjustments to recognize the long-term nature of defined benefit plans:
Difference between expected and actual return on plan assets for year	$118	$(462)	$(41)	$–	$–	$–
Difference between actuarial losses (gains) recognized and actual actuarial losses (gains) on accrued benefit obligation for year	(155)	363	189	(38)	35	25
Difference between amortization of past service costs for year and actual plan amendments for year	1	1	1	(13)	(23)	45
Amortization of transition obligation (asset)	(18)	(18)	(18)	(2)	(2)	(2)

Total adjustments to defer costs to future periods	$(54)	$(116)	$131	$(53)	$10	$68

Total benefit cost recognized	$42	$39	$35	$(1)	$(6)	$(11)

Key weighted average assumptions:

	Pensions		Post-Retirement
	2009	2008	2009	2008

To measure benefit obligation at end of year(1)
Discount rate	6.0%	6.5%	5.8%	6.5%
Rate of compensation increase	3.8%	3.6%		–
Initial health care cost trend rate(4)		–	8.1%	9.4%
To determine benefit costs or income for the period
Discount rate	6.5%	5.5%	6.5%	5.4%
Expected long-term rate of return on plan assets	6.8%	7.0%		–
Rate of compensation increase	3.6%	3.7%		–
Initial health care cost trend rate(4)		–	9.4%	9.8%
(1)	The measurement date for the plans in the United States has changed from September 30 to December 31 in 2008. All other defined benefit plans have the measurement date as December 31.

(2)	The date of the most recent actuarial valuation for funding purposes was January 1, 2008, for the plans in Canada, and January 1, 2009, for all other plans. The next required funding valuation is January 1, 2011 for the plans in Canada, January 1, 2012 for the United Kingdom, and January 1, 2010, for all other plans.

(3)	The accumulated benefit obligation is smaller than the projected benefit obligation since it does not recognize projected future compensation increases.

(4)	The assumed medical cost trend rate used in measuring the accumulated post-retirement benefits obligation at the end of the year for Canada in 2009, was 8.0% per year until 2015, then decreasing gradually to an ultimate rate of 5.0% per year in 2030 (in 2008 it was 9.5%, decreasing by 0.5% each year to an ultimate rate of 5.5% per year). For the United States in 2009, the assumed rate was 8.5%, decreasing gradually to an ultimate rate of 5.0% in 2017 (In 2008, the assumed rate was 9%, decreasing gradually to an ultimate rate of 5.0% per year in 2014). The assumed dental cost trend rate is 4.5% in Canada and 5% in the United States.
Discount rate, return on plan assets and rate of compensation increase:
The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country. In determining the discount rate for the Canadian plans, a yield curve for long-term Corporate “AA” bonds is developed from the Government of Canada yield curve by adding an appropriate adjustment to reflect the risk characteristics of high-quality Corporate bonds. This curve is then used to calculate a level discount rate by reference to the spot yields on high-quality, non-callable, zero-coupon Corporate bonds with maturities that match the estimated benefit cash flows for the plan.
In determining the discount rate for the plans in the United States, a benchmark rate is used by referencing various published indexes such as the Merrill Lynch 10+ High Quality Index, 30-year Treasury Bonds, Moody’s Aa, and Moody’s Baa. The discount rate assumption is selected after considering the projected cash flows paid from the Company’s U.S. benefit plans based on plan demographics, plan provisions, and the economic environment as of the measurement date.
The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions by asset class and is selected from a range of possible future asset returns.

116	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Health care cost calculations are based on trend rate assumptions which may differ from actual results. Changes in trend rate assumptions by 1% in either direction will change the health care cost as follows:

	1%

	Increase	Decrease

Effect on post-retirement benefit obligations	$23	$(21)
Effect on aggregated service and interest costs	$2	$(1)
Composition of fair value of plan assets, December 31:

	2009	2008

Equity investments	44%	37%
Fixed income investments	43%	47%
Real estate investments	4%	5%
Other	9%	11%

Total composition of fair value of plan assets	100%	100%

Target allocation of plan assets, December 31:

	2009	2008

Equity investments	43%	42%
Fixed income investments	43%	45%
Real estate investments	5%	4%
Other	9%	9%

Total	100%	100%

The assets of the defined benefit pension plans are primarily held in trust for plan members, and are managed within the provisions of the plans’ investment policies and procedures. Diversification of the investments is used to minimize credit, market and foreign currency risks. Due to the long-term nature of the pension obligations and related cash flows, asset mix decisions are based on long-term market outlooks within the specified tolerance ranges. The long-term investment objectives of the defined benefit pension plans are to exceed the real rate of investment return assumed in the actuarial valuation of plan liabilities. Over shorter periods, the objective of the defined benefit pension plans is to exceed the average market returns of a well-diversified portfolio. Liquidity is managed with consideration to the cash flow requirements of the liabilities.
Permitted investments of the defined benefit pension plans include guaranteed funds, annuities, and pooled and non-pooled variable accumulation funds in addition to any other investment vehicle approved by the plan sponsors that is eligible under pension regulations. The policy statement for each fund or manager mandate either prohibits, or permits, within specified constraints, the use of derivative instruments such as options and futures. The use of derivative instruments is limited to unleveraged substitution and hedging strategies. The defined benefit pension plans may not invest in securities of a related party or lend to any related party unless such securities are publicly traded and selected by the manager, acting independently on behalf of all that manager’s discretionary accounts or pooled funds, which have mandates similar to those of the Company’s defined benefit pension plans.
The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans.

					Post-
				Pension	Retirement	Total

Expected contributions for the next 12 months				$58	$14	$72

Expected future benefit payments
	2010	2011	2012	2013	2014	2015 to 2019

Pension	$95	$100	$109	$114	$120	$717
Post-retirement	14	14	15	16	16	91

Total	$109	$114	$124	$130	$136	$808

The total contribution made by the Company to defined contribution plans was $51 in 2009, $52 in 2008 and $52 in 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	117

  23. FOREIGN EXCHANGE GAIN/LOSS
The net foreign exchange loss of $6, equivalent to the proportionate amount of the foreign exchange loss accumulated in the unrealized foreign currency translation gains (losses) in accumulated other comprehensive income from its self-sustaining foreign operations, was recognized in net investment income for the year ended December 31, 2009 (loss of $6 in 2008 and loss of $3 in 2007).
  24. RELATED PARTY TRANSACTIONS
Transactions between SLF Inc. and its subsidiaries, which are related parties of SLF Inc., have been eliminated on consolidation and are not disclosed in this note.
Prior to the sale of the equity investment in CI Financial on December 12, 2008 (see Note 3), the Company received distribution fees from CI Investments Inc. for sales of its products by agents licensed through the Company. Distribution fees for 2008 and 2007 ($129 and $144, respectively) are included in fee income in the consolidated statements of operations. As a result of the sale, CI Investments Inc. is no longer a related party of the Company.
  25. VARIABLE INTEREST ENTITIES
The Company has a greater than 20% interest in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $313, which is the carrying amount of these assets.
In the fourth quarter of 2007, a subsidiary of the Company obtained external funding (as described in Note 12D) for excess U.S. statutory actuarial reserves attributable to specific blocks of universal life policies through the use of a VIE. The subsidiary of the Company consolidates this VIE as the primary beneficiary since it is exposed to the majority of the expected losses.

118	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.	SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES
The Company’s Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in Canada (Cdn. GAAP). These accounting principles differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP). The differing basis of accounting changes the incidence of profit recognition over its lifetime. Regardless of the accounting basis chosen, the total profit of an insurance contract will not change. The financial statement impact and a description of the material differences follow.
  A) RECONCILIATION OF SELECTED CANADIAN (CDN.) GAAP FINANCIAL STATEMENT INFORMATION TO U.S. GAAP
i) CONSOLIDATED STATEMENTS OF OPERATIONS:

	2009		2008		2007
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Revenue
Premiums	$15,510	$9,703	$13,587	$8,979	$13,124	$8,517
Total net investment income (loss)	9,397	7,730	(526)	2,401	4,748	5,823
Net realized gains (losses)	(5)	(149)	(241)	(951)	104	291
Fee income	2,670	2,654	2,743	3,335	3,212	3,343

	27,572	19,938	15,563	13,764	21,188	17,974

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors	14,317	10,560	14,314	9,847	15,196	9,813
Increase (decrease) in actuarial liabilities	7,697	1,104	(4,429)	2,085	(2,515)	1,262
Acquisition expense amortization	48	1,135	50	(394)	64	337
Other expenses	5,415	4,359	5,091	3,970	5,596	4,504

	27,477	17,158	15,026	15,508	18,341	15,916

Income (loss) before income taxes and non-controlling interests	95	2,780	537	(1,744)	2,847	2,058
Income taxes expense (benefit)	(542)	362	(343)	(1,088)	522	308
Non-controlling interests in net income of subsidiaries	15	–	23	–	35	–

Total net income (loss)	622	2,418	857	(656)	2,290	1,750
Less: non-controlling interests’ net income	–	15	–	23	–	35
Less: participating policyholders’ net income	9	–	2	–	2	–

Shareholders’ net income (loss)	613	2,403	855	(679)	2,288	1,715
Less: preferred shareholder dividends	79	79	70	70	69	69

Common shareholders’ net income (loss)	$534	$2,324	$785	$(749)	$2,219	$1,646

Earnings (loss) per share
Basic	$0.95	$4.14	$1.40	$(1.34)	$3.90	$2.89
Diluted	$0.94	$4.12	$1.37	$(1.36)	$3.85	$2.84

Weighted average shares outstanding in millions
Basic	561	561	561	561	569	569
Diluted	562	562	562	561	572	572

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	119

ii) CONSOLIDATED BALANCE SHEETS:

	2009		2008

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Assets
Bonds – held-for-trading	$51,634	$14,835	$48,458	$15,915
Bonds – available-for-sale	9,673	46,433	10,616	42,810
Mortgages and corporate loans	19,449	19,449	22,302	22,302
Stocks – held-for-trading	4,331	1,331	3,440	1,062
Stocks – available-for-sale	635	3,636	1,018	3,396
Real estate, net of accumulated depreciation (accumulated depreciation: 2009 – $561; 2008 – $528)	4,877	3,190	4,908	3,346
Cash and cash equivalents(1)	5,865	5,845	5,518	5,353
Short-term securities(1),(2)	6,003	5,963	3,361	3,329
Derivative assets	1,382	1,357	2,669	2,673
Policy loans and other invested assets	3,503	4,073	3,585	4,648
Other invested assets – held-for-trading	425	206	380	204
Other invested assets – available-for-sale	452	689	623	793

Invested assets	108,229	107,007	106,878	105,831
Goodwill	6,419	4,678	6,598	4,854
Intangible assets	926	907	878	872
Deferred acquisition costs	167	7,763	154	9,384
Future income taxes(3)	1,054	681	1,190	1,673
Other assets	3,287	7,881	4,135	9,292

Total other assets	11,853	21,910	12,955	26,075
Segregated funds assets(4)		80,551		65,362

Total consolidated assets	$120,082	$209,468	$119,833	$197,268

Segregated funds net assets(4)	$81,305		$65,762

Liabilities and equity
Actuarial liabilities and other policy liabilities	$84,638	$56,443	$81,411	$57,082
Contract holder deposits		34,101		37,268
Amounts on deposit	4,181	4,390	4,079	4,403
Derivative liabilities	1,257	1,196	3,219	3,271
Deferred net realized gains	225		251
Senior debentures	3,811	3,811	3,013	3,013
Future income taxes(3)	92	162	477	236
Other liabilities	5,374	8,301	7,354	9,718

Total general fund liabilities	99,578	108,404	99,804	114,991
Subordinated debt	3,048	3,048	2,576	2,576
Non-controlling interests in subsidiaries(5)	42		44
Segregated funds liabilities(4)		80,551		65,362
Equity	17,414	17,465	17,409	14,339

Total consolidated liabilities and equity	$120,082	$209,468	$119,833	$197,268

Segregated funds contract liabilities(4)	$81,305		$65,762

(1)	Includes a restatement of $1,745 of short-term securities as at December 31, 2008, that were included as cash and cash equivalents in error previously. As a result, cash and cash equivalents and short-term securities have been adjusted in the 2008 column above.

(2)	U.S. GAAP terminology is short-term investments.

(3)	U.S. GAAP terminology is deferred income tax.

(4)	U.S. GAAP terminology is separate accounts.

(5)	Included in equity in U.S. GAAP.

120 Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

iii) CONSOLIDATED STATEMENTS OF EQUITY:

	2009		2008

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Participating policyholders’ capital account:
Balance, January 1	$106	$–	$95	$–
Net income attributed to participating policyholders	9	–	2	–
Total other comprehensive income (loss)	(8)	–	9	–

Balance, December 31	107	–	106	–

Shareholders’ equity:
Preferred shares
Balance, January 1	1,495	1,495	1,495	1,495
Shares issued, net of issuance costs	246	246	–	–

Balance, December 31	1,741	1,741	1,495	1,495

Paid in capital
Balance, January 1	7,101	12,903	7,095	12,912
Common shares issued under dividend reinvestment and share purchase plan	136	136	–	–
Stock options exercised(2)	6	6	8	8
Common shares purchased for cancellation(1)	–	–	(60)	(108)
Stock option compensation(3)	16	14	58	71
Subsidiary equity transaction	–	–	–	20
Change due to transactions with non-controlling interests	–	(10)

Balance, December 31	7,259	13,049	7,101	12,903

Retained earnings
Balance, January 1, as previously reported	11,101	3,298	11,282	4,965
Adjustment for changes in accounting policies (Section C of this note)	–	408	–	–

Balance, January 1, after change in accounting policy	11,101	3,706	11,282	4,965
Net income (loss) for the year attributed to shareholders	613	2,403	855	(679)
Dividends on common shares	(796)	(796)	(809)	(809)
Dividends on preferred shares	(79)	(79)	(70)	(70)
Common shares purchased for cancellation	–	–	(157)	(109)

Balance, December 31	10,839	5,234	11,101	3,298

Accumulated other comprehensive income (loss), net of taxes
Balance, January 1, as previously reported	(2,394)	(3,401)	(2,750)	(2,202)
Adjustment for change in accounting policy (Section C of this note)	–	(421)	–	–

Balance, January 1, after change in accounting policy	(2,394)	(3,822)	(2,750)	(2,202)
Total other comprehensive income (loss)	(138)	1,221	356	(1,199)

Balance, December 31	(2,532)	(2,601)	(2,394)	(3,401)

Total retained earnings and accumulated other comprehensive income (loss)	8,307	2,633	8,707	(103)

Total shareholders’ equity	$17,307	$17,423	$17,303	$14,295

Non-controlling interests(4)
Balance, January 1		$44		$98
Net Income		15		23
Other changes in non-controlling interests		(17)		(77)

Balance, December 31		$42		$44

Total equity	$17,414	$17,465	$17,409	$14,339

(1)	Shown as share capital under Cdn. GAAP.

(2)	Shown as share capital and contributed surplus under Cdn. GAAP.

(3)	Shown as contributed surplus under Cdn. GAAP.

(4)	Included in equity in U.S. GAAP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	121

	2009			2008

	Cdn. GAAP		U.S. GAAP	Cdn. GAAP		U.S. GAAP

Accumulated other comprehensive income (loss), net of taxes
Balance, end of year, consists of:
Unamortized net actuarial loss(1)	$		$(209)	$		$(173)
Unamortized past service cost(1)			5			13
Unamortized transition asset(1)			2			–
Unrealized gains (losses) on available-for-sale assets		30	814		(1,429)	(2,371)
Unrealized foreign currency translation gains (losses), net of hedging activities		(2,637)	(2,844)		(1,049)	(1,362)
Unrealized gains (losses) on derivatives designated as cash flow hedges		62	8		79	(7)
Deferred acquisition costs and other liabilities			(377)			499

Balance, December 31		$(2,545)	$(2,601)		$(2,399)	$(3,401)

(1)	Included in other assets and other liabilities for plans with surpluses and deficits respectively under Cdn. GAAP
iv) COMPREHENSIVE INCOME:
For U.S. GAAP, changes to deferred acquisition costs and other liabilities are included in addition to the components included in comprehensive income for Cdn. GAAP.

	2009		2008		2007

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Total net income (loss)	$622	$2,418	$857	$(656)	$2,290	$1,750
Other comprehensive income (loss), net of taxes:
Unrealized foreign currency translation gains (losses), excluding hedges	(1,908)	(1,816)	2,162	1,955	(1,781)	(1,807)
Unrealized foreign currency gains (losses), net investment hedges	314	335	(396)	(451)	282	343
Net adjustment for foreign exchange losses	6	–	6	–	3	–
Unrealized gains (losses) on available-for-sale assets	1,492	3,429	(1,653)	(4,763)	(238)	(1,140)
Reclassifications to net income (loss) for available-for-sale assets	(33)	177	199	885	(84)	(288)
Unrealized gains (losses) on cash flow hedging instruments	(18)	14	24	(34)	40	7
Reclassifications to net income (loss) for cash flow hedges	1	1	23	24	(8)	(7)
Changes to deferred acquisition costs and other liabilities		(877)		1,253		639
Changes in unamortized net actuarial loss		(36)		(47)		114
Changes in past service cost		(8)		(16)		22
Changes in transition asset		2		(5)		(2)

Total other comprehensive income (loss)	(146)	1,221	365	(1,199)	(1,786)	(2,119)

Less:
Participating policyholders’ net income	9	–	2	–	2	–
Participating policyholders’ foreign currency translation gains (losses), excluding hedges	(8)	–	9	–	(5)	–
Non-controlling interests’ net income		15		23		35

Shareholders’ comprehensive income (loss)	$475	$3,624	$1,211	$(1,878)	$507	$(404)

122 Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

v) EFFECT OF DIFFERENCES BETWEEN CDN. GAAP AND U.S. GAAP NET INCOME:
For the differences between Cdn. GAAP and U.S. GAAP net income listed below, please refer to the following section for a description of the differences in accounting policies.

	2009	2008	2007

Total net income in accordance with Cdn. GAAP	$622	$857	$2,290
Adjustments related to:
Investments
Bonds(1)	(1,893)	1,632	1,459
Stocks and segregated fund units(1)	(716)	980	114
Derivative instruments	1,005	(136)	(96)
Real estate	(121)	(214)	(125)

Total investments	(1,725)	2,262	1,352

Deferred acquisition costs
Deferred acquisition costs – deferred	925	793	723
Deferred acquisition costs – amortization and interest	(1,229)	444	(273)

Total deferred acquisition costs	(304)	1,237	450

Actuarial liabilities and other policyholder revenues and expenses
Premium and fees revenue	(5,610)	(3,766)	(4,167)
Payments to policyholders, beneficiaries and depositors	3,757	4,467	5,383
Actuarial liabilities	6,593	(6,514)	(3,777)

Total actuarial liabilities and other policyholder revenues and expenses	4,740	(5,813)	(2,561)

Other	(26)	33	(30)
Income tax effect of above adjustments	(904)	745	214
Non-controlling interests’ net income	15	23	35

Total net income (loss) in accordance with U.S. GAAP	$2,418	$(656)	$1,750

(1)	Differences in net income are attributable to different asset designations. Under Cdn. GAAP, assets are generally designated as held-for-trading for investments supporting actuarial liabilities, and available-for-sale for assets generally not supporting actuarial liabilities (as described in more detail in Note 1). For U.S. GAAP, most of the Company’s assets are designated as available-for-sale.
  B) SIGNIFICANT ACCOUNTING POLICY DIFFERENCES BETWEEN CDN. GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY
i) THE FOLLOWING TABLE SHOWS THE SIGNIFICANT ACCOUNTING POLICY DIFFERENCES BETWEEN CDN. GAAP AND U.S. GAAP:

CDN. GAAP	U.S. GAAP
Bonds and Stocks	Any financial asset that is not a loan or a receivable and whose fair value can be reliably measured can be designated as held-for-trading, subject to certain conditions imposed by OSFI.

As a result of the adoption of the amendments to CICA Handbook Section 3855 in 2009, which are described in Note 2, if the fair value of a debt security increases after an impairment loss was recognized and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed into income. Prior to these amendments, once an impairment loss was recorded to income, it could not be reversed.	Commencing January 1, 2008, as a result of issuance of Financial Accounting Standards Board (FASB) ASC Topic 825, formerly FAS 159, certain financial assets and liabilities can be designated as held-for-trading under certain conditions. Prior to 2008, only debt and equity securities that have reliably determinable fair values and are bought and held principally for the purpose of selling them in the near term are classified as held-for-trading.

Commencing April 1, 2009, as a result of adoption of FASB ASC Topic 320, losses on debt securities which are other-than-temporarily impaired are separated into two categories, the portion of loss which is considered credit loss (credit loss) and the portion of loss which is due to other factors (non-credit loss). The credit loss portion is charged to earnings, while the non-credit loss is charged to other comprehensive income (loss) if the Company does not intend to sell the debt security, or if it is not more likely than not that it will be required to sell the debt security. Prior to April, 2009, in addition to other-than-temporary impairment due to issuer credit, other-than-temporary impairment charges were also recorded in income for declines in fair values of available-for-sale bonds due to changes in prevailing interest rates when the Company did not have the intent and ability to hold to recovery.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	123

	CDN. GAAP	U.S. GAAP
Real estate	Real estate held for investment is originally recorded at cost.

The carrying value is adjusted towards the fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter.

The Company records a write-down for any other-than-temporary decline in the value of the entire real estate portfolio.	Real estate held for investment is carried at depreciated cost.

Realized gains and losses on sales are reflected in income immediately.

Other-than-temporary declines in the value of specific properties results in a write-down charged to income.

Deferred acquisition costs	Costs of acquiring new insurance and annuity business, primarily commissions, underwriting, issue expenses and agency expenses are implicitly recognized in actuarial liabilities for most of the policies.	Acquisition costs are deferred and recorded as an asset.

Amortization of such costs is dependent on the product to which the costs relate. For participating life insurance contracts, except for participating policies in the United Kingdom, amortization is based on a constant percentage of gross margin. For universal life and investment-type contracts, amortization is based on a constant percentage of gross profit. For other non-participating products, including term, group and disability insurance, amortization is based on a constant percentage of premium. Amortization for participating policies in the United Kingdom is based on the change in the sum assured. In cases where amortization is based on gross profit or margin, and available-for-sale bonds or stocks are used to support the underlying contract liability or actuarial reserve, a portion of the unrealized gains and losses balance is removed from equity and netted against the deferred acquisition cost balance.

Actuarial liabilities and contract holder deposits	Actuarial liabilities are calculated in accordance with Canadian generally accepted actuarial practice. This method uses best estimate assumptions for future experience factors adjusted to provide modest margins for adverse deviation in each experience factor.	The actuarial liabilities for participating life policies, except those in the United Kingdom, are computed using a net level premium reserve method with interest and mortality assumptions based primarily upon those assumptions used for establishing the cash surrender values in the contract. For universal life-type and investment contracts, contract holder deposits represent account balances and U.S. GAAP liabilities primarily equal account value balances. The account values represent an accumulation of gross deposits received plus credited interest less withdrawals, expenses and mortality charges. Other non-participating products include term, group and disability insurance. For these products, as well as participating contracts in the United Kingdom, a net level premium method is used with assumptions locked in at time of issue, unless the business is in a loss recognition position, in which case a best estimate gross premium valuation is used.

Deferred net realized gains	Realized gains and losses on sales of real estate are deferred and amortized.	Realized gains and losses on sales of real estate are recognized in income immediately.

124	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	CDN. GAAP	U.S. GAAP
Premium revenue, fee income, maturities and surrenders, and interest on claims and deposits	Premiums for universal life and other investment-type contracts are recorded as revenue, and a liability for future policy benefits is established as a charge to income.

Interest accrued on contracts is shown as an increase in actuarial liabilities.

Payments to contract holders upon maturity are reflected as an expense with an offsetting reduction to the increase in actuarial liabilities.	Amounts received for universal life and investment-type contracts are not included in the income statement but are reported as deposits to contract holder account balances. Revenues from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administration and surrender charges, and are included in fee income when earned.

Interest accrued on contracts is included in interest on claims and deposits.

Payments upon maturity or surrender are reflected as reductions to the contract holder deposits on the balance sheet.

Other payments in excess of the account value, such as death claims, are reflected as an expense.

Unrealized foreign currency translation gains (losses)	A proportionate amount of the exchange gain or loss accumulated in OCI is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.	A proportionate amount of exchange gains or losses accumulated in OCI is reflected in net income only when there is a reduction in the Company’s net investment in the foreign operation resulting from the sale of all or part of the foreign operation.

Future income tax asset and liability(1)	Future income tax liabilities and assets are recognized based on the differences between the accounting values of assets and liabilities and their related tax bases using income tax rates of enacted or substantively enacted tax law.	Future income tax liabilities and assets are recorded based on income tax rates of currently enacted tax law. Differences in the provisions for income taxes arise from differing accounting policies for assets and liabilities, and differences in the recognition of tax rate changes are disclosed in part E viii) of this note. Part E xiv) of this note provides other disclosure differences.

Derivatives	For net investment hedges, changes in fair value of these hedging derivatives, along with interest earned and paid on the swaps are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying investments.

There is no requirement to bifurcate embedded derivatives from actuarial liabilities for insurance contracts. As a result, they are included as part of actuarial liabilities.	For net investment hedges, spot rate changes on the hedging derivatives are recorded to the foreign exchange gains and losses in OCI to offset the respective exchange gains or losses arising from the underlying investments. The remainder of the changes in fair value, along with interest earned and paid, is recorded in net income.

Embedded derivatives in insurance contracts are separately accounted for as stand-alone derivatives when they are not clearly and closely related to their host instruments. They are recorded at fair value with changes in fair value recorded in income.

Non-cash collateral	Non-cash collateral received in securities lending transactions is not recognized on the Consolidated Financial Statements.	If the Company has the ability to sell or re-pledge non-cash collateral received in securities lending transactions, the Company recognizes an asset on the balance sheet and a corresponding liability for the obligation to return it.

Non-controlling interests	Non-controlling interests is presented outside of liabilities and equity. Transactions with non-controlling interests are accounted for as step-acquisitions or disposals.	Non-controlling interests is included as part of equity, separate from shareholders’ equity. Effective in 2009, transactions with non-controlling interests are accounted for as equity transactions rather than step-acquisitions or disposals.

Business combinations	Transaction and other costs directly related to an acquisition are capitalized as part of the purchase.	As a result of the adoption of the amended section on business combinations in ASC Topic 805 in 2009 (originally issued as FAS 141(R)), transaction costs related to an acquisition are recognized as an expense through income.

(1)	U.S. GAAP terminology is deferred income tax.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	125

  C) U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS ADOPTED BY THE COMPANY IN 2009
In June 2009, the FASB issued FASB ASC Topic 105, Generally Accepted Accounting Principles, which was previously issued as SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162. This guidance establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. FASB ASC Topic 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted FASB ASC Topic 105 in 2009.
The Company has adopted certain provisions of FASB ASC Topic 855, Subsequent Events, which were originally issued in May 2009 as SFAS No. 165, Subsequent Events. This topic requires evaluation of subsequent events through the date that the financial statements are issued or are available to be issued. FASB ASC Topic 855 sets forth the period under which the reporting entity should evaluate the subsequent events to be recognized or disclosed, the circumstances under which the reporting entity should recognize the events or transactions that occur after the balance sheets date, and the disclosures that the reporting entity should make about the subsequent events. This guidance is effective for interim reporting periods ending after June 15, 2009. The Company has applied the new section for its 2009 annual Consolidated Financial Statements.
The Company has adopted certain provisions of FASB ASC Topic 820, which were originally issued in April 2009, as FSP No. FAS 157-4, Determining the Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This issuance provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased in relation to normal market activity for the asset or liability, as well as guidance on identifying circumstances that indicate a transaction is not orderly. The Company adopted the above-noted aspects of FASB ASC Topic 820 on April 1, 2009; such adoption did not have a material impact on the Company’s Consolidated Financial Statements.
The Company has adopted certain provisions of FASB ASC Topic 320, which were originally issued in April 2009, as FSP Nos. FAS 115-2 and 124-2. This guidance amends the guidance for Other-Than-Temporary-Impairment (OTTI) of debt securities and changes the presentation of OTTI in the financial statements. If the Company intends to sell, or if it is more likely than not that it will be required to sell, an impaired bond prior to recovery of its cost basis, the bond is to be considered other-than-temporarily impaired and the full amount of impairment must be charged to earnings. Otherwise, losses on bonds which are other-than-temporarily impaired are separated into two categories, the portion of loss which is considered credit loss (credit loss) and the portion of loss which is due to other factors (non-credit loss). The credit loss portion is charged to earnings, while the non-credit loss portion is charged to other comprehensive income (loss). The Company adopted the above-noted aspects of FASB ASC Topic 320 on April 1, 2009. Upon adoption, a cumulative effect adjustment, net of taxes, of $(408) was recorded to increase accumulated other comprehensive loss with a corresponding increase to retained earnings for the non-credit component of previously impaired bonds that the Company neither intends to sell, nor is it more likely than not that the Company will be required to sell, before recovery of amortized cost. The enhanced disclosures required by FASB ASC Topic 320 are included in Note 26Ev) of this note.
The Company has adopted certain provisions of FASB ASC Topic 805, Business Combinations, which were originally issued in December 2007 as SFAS No. 141 (revised 2007), Business Combinations. The provisions require the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date at their fair values. Contractual contingencies are also required to be measured at their acquisition date fair values. In addition, they require that acquisition related costs and restructuring costs be recognized separately from the business combination. The Company adopted the above-noted aspects of FASB ASC Topic 805 on January 1, 2009, and applied the amended guidance to the acquisition of Lincoln U.K. (described further in Note 3 and Section E of this note).
In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value. This update amends FASB ASC Topic 820 and provides clarification regarding the valuation techniques required to be used to measure the fair value of liabilities where quoted prices in active markets for identical liabilities are not available. In addition, this update clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. ASU No. 2009-05 is effective for the first reporting period, including interim periods, beginning after issuance. The Company adopted this update on October 1, 2009. The adoption of ASU No. 2009-05 did not have a material impact on the Company’s Consolidated Financial Statements.
On January 1, 2009, the Company has adopted certain provisions of FASB ASC Topic 810, Non-controlling Interests in Consolidated Financial Statements, which were originally issued in 2008 as SFAS 160. It requires that non-controlling interests in subsidiaries be presented within equity in the Consolidated Financial Statements, and that all transactions between an entity and the non-controlling interests be accounted for as equity transactions. As a result of the adoption of these provisions, the Company reclassified non-controlling interests of $98 as at January 1, 2008 to equity. Transactions between the Company and the non-controlling interests that occurred during 2009 have been accounted for through equity, as adjustments between shareholders’ equity and the equity attributable to the non-controlling interests.
The Company has adopted certain provisions of FASB ASC Topic 944, Financial Services – Insurance, which were originally issued in May 2008 as SFAS No. 163, Accounting for Financial Guarantee Insurance Contract – an interpretation of FASB Statement No. 60. The scope of this interpretation is limited to financial guarantee insurance (and reinsurance) contracts issued by insurance enterprises. The adoption of this portion of FASB ASC Topic 944 on January 1, 2009, did not have an impact on the Company’s Consolidated Financial Statements.

126	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2009, the Company adopted the amendments to ASC Topic 260, Earnings Per Share, which were originally issued in June 2008 as FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities. These amendments clarify that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities for purposes of calculating earnings per share under the two-class method. The amendments require that earnings per share for all periods presented be adjusted retrospectively to conform to the provisions of the amended guidance. Certain awards issued by a subsidiary of the Company that are based on the shares of that subsidiary are participating securities under this definition and therefore, may impact the income attributable to common shareholders for purposes of calculating diluted earnings per share. The adoption of these amendments did not have a material impact to the diluted earnings per share for the current period or any of the prior periods presented.
  D) U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS NOT YET ADOPTED BY THE COMPANY
In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets. This statement amends FASB ASC Topic 860, Transfers and Servicing, portions of which were previously issued as SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 166 amends and expands disclosures about the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. SFAS No. 166 amends the derecognition accounting and disclosure guidance relating to SFAS No. 140 and eliminates the exemption from consolidation for qualifying special purpose entities (QSPEs); it also requires a transferor to evaluate all existing QSPEs to determine whether they must be consolidated in accordance with SFAS No. 167, Amendments to FASB Interpretation No. 46(R). SFAS No. 166 is effective for financial asset transfers occurring in fiscal years and interim periods beginning after November 15, 2009, and will become part of the FASB ASC at that time. The Company is currently evaluating the impact, if any, that SFAS No. 166 will have on the disclosures included in the Company’s Consolidated Financial Statements.
In June 2009, the FASB issued SFAS No. 167, which amends the consolidation guidance of FIN 46(R) and will become part of FASB ASC 810. The amendments to the consolidation guidance affect all entities currently within the scope of FIN 46(R), as well as QSPEs, as the concept of these entities was eliminated in SFAS No. 166. SFAS No. 167 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009, and will become part of the FASB ASC at that time. The Company is currently evaluating the impact, if any, that SFAS No. 167 will have on the Company’s Consolidated Financial Statements.
  E) ADDITIONAL INFORMATION REQUIRED TO BE REPORTED UNDER U.S. GAAP
i) REALIZED GAINS (LOSSES) ON SALES OF AVAILABLE-FOR-SALE SECURITIES INCLUDED IN NET REALIZED GAINS:

	2009	2008	2007

Bonds:
Gross realized gains	$353	$264	$287
Gross realized losses	$(348)	$(1,161)	$(278)
Stocks:
Gross realized gains	$230	$116	$416
Gross realized losses	$(410)	$(229)	$(171)
ii) CHANGE IN NET GAINS (LOSSES) INCLUDED IN NET INVESTMENT INCOME FOR SECURITIES CLASSIFIED AS TRADING:

	2009	2008	2007

Bonds	$2,150	$(3,492)	$(182)
Stocks	$219	$(465)	$59
iii) REAL ESTATE:
The depreciation expense included in U.S. GAAP other expenses is as follows:

	2009	2008	2007

Depreciation expense	$61	$67	$61
iv) DERIVATIVES:
The Company uses different accounting policies for net investment hedges in Cdn. and U.S. GAAP as described below:
Net investment hedges
The Company designates net investment hedges consistently in both Cdn. and U.S. GAAP. However, the Company uses different accounting policies for these hedges. Under Cdn. GAAP, changes in fair value of these hedging derivatives, along with interest earned and paid on the swaps, are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	127

investments. Under U.S. GAAP, only the spot rate changes on the hedging derivatives are recorded to the foreign exchange gains and losses in OCI to offset the respective exchange gains or losses arising from the underlying investments. The remainder of the changes in fair value, along with interest earned and paid, are recorded in net income. For the years ended December 31, 2009, 2008 and 2007, the Company recorded $335, $(451) and $343, respectively, to the foreign exchange gains (losses) in OCI, net of taxes, for U.S. GAAP purposes.
v) OTHER-THAN-TEMPORARY IMPAIRMENT:
Bonds
As described in Note 26C, the Company presents and discloses OTTI in accordance with FASB ASC Topic 320, beginning on April 1, 2009. Securities whose fair value is less than their carrying amount are considered to be impaired and are evaluated for potential other-than-temporary impairment. If the Company intends to sell, or if it is more likely than not that it will be required to sell an impaired security prior to recovery of its cost basis, the security is considered other-than-temporarily impaired and the Company records a charge to earnings for the full amount of impairment (the difference between the current carrying amount and fair value of the security). Otherwise, losses on securities which are other-than-temporarily impaired are separated into two categories, namely, credit loss and non-credit loss. The credit loss portion is charged to net realized gains (losses) in the consolidated statements of operations, while the non-credit loss is charged to other comprehensive income (loss). When an unrealized loss on a fixed maturity is considered temporary, the Company continues to record the unrealized loss in other comprehensive income (loss) and not in earnings. To compute the credit loss component of OTTI for corporate bonds on the date of transition (April 1, 2009), both historical default (by rating) data, used as a proxy for the probability of default, and loss given default (by issuer) projections were applied to the par amount of the bond. For corporate bonds post-transition, the present value of future cash flows using the book yield is used to determine the credit component of OTTI. If the present value of the cash flow is less than the security’s amortized cost then the difference is recorded as a credit loss. The difference between the estimates of the credit related loss and the overall OTTI was concluded to be the non-credit-related component.
For those securities where the Company does not have the intent to sell and it is not more likely than not that the Company will be required to sell, the Company employs a portfolio monitoring process to identify securities that are other-than-temporarily impaired. The Company has a Credit Committee comprised of professionals from its investment and accounting functions which meets at least quarterly to review individual issues or issuers that may be of concern. In determining whether a security is other-than-temporarily-impaired, the Credit Committee considers the factors described below. The process involves a quarterly screening of all impaired securities, with particular attention paid to identify those securities whose fair value to amortized cost percentages have been less than 80% for an extended period of time. Discrete credit events, such as a ratings downgrade, are also used to identify securities that may be other-than-temporarily impaired. The securities identified are then evaluated based on issuer-specific facts and circumstances, such as the issuer’s ability to meet current and future interest and principal payments, an evaluation of the issuer’s financial position and its near term recovery prospects, difficulties being experienced by an issuer’s parent or affiliate, and management’s assessment of the outlook for the issuer’s sector. In making these evaluations, the Credit Committee exercises considerable judgment. Based on this evaluation, issues or issuers are considered for inclusion on one of the Company’s following credit lists:
“Monitor List” – Management has concluded that the Company’s amortized cost will be recovered through timely collection of all contractually specified cash flows, but that changes in issuer-specific facts and circumstances require monitoring on a quarterly basis. No OTTI charge is recorded in the Company’s consolidated statements of operations for unrealized loss on securities related to these issuers.
“Watch List” – Management has concluded that the Company’s amortized cost will be recovered through timely collection of all contractually specified cash flows, but that changes in issuer-specific facts and circumstances require continued monitoring during the quarter. A security is moved from the Monitor List to the Watch List when changes in issuer-specific facts and circumstances increase the possibility that a security may become impaired within the next 24 months. No OTTI charge is recorded in the Company’s consolidated statements of operations for unrealized loss on securities related to these issuers.
“Impaired List” – This list includes securities that the Company has the intent to sell or more likely than not will be required to sell. In addition, it includes those securities that management has concluded that the Company’s amortized cost will not be recovered due to expected delays or shortfalls in contractually specified cash flows. For these investments, an OTTI charge is recorded or the security is sold and a realized loss is recorded as a charge to income. Credit OTTI losses are recorded in the Company’s consolidated statement of operations and non-credit OTTI losses are recorded in other comprehensive income (loss).
Structured securities, typically those rated single A or below, are subject to certain provisions in FASB ASC Topic 325, Investments – Other, previously issued by Emerging Issues Task Force (EITF) Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continued to Be Held by a Transferor in Securitized Financial Assets. These provisions require the Company to periodically update its best estimate of cash flows over the life of the security. In the event that fair value is less than carrying amount and there has been an adverse change in the expected cash flows (as measured by comparing the original expected cash flows to the current expectation of cash flows, both discounted at the current effective rate), then an impairment charge is recorded to income. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third parties, along with assumptions and judgments about the future performance of the underlying collateral. Losses incurred on the respective mortgage backed securities portfolios are based on expected loss models, not incurred loss models. Expected cash flows include assumptions about key systematic risks (e.g. unemployment rates, housing prices) and loan-specific information (e.g., delinquency rates, loan-to-value ratio).

128	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

There are inherent risks and uncertainties in management’s evaluation of securities for OTTI. These risks and uncertainties include factors both external and internal to the Company, such as general economic conditions, an issuer’s financial condition or near-term recovery prospects, market interest rates, unforeseen events which affect one or more issuers or industry sectors, and portfolio management parameters, including asset mix, interest rate risk, portfolio diversification, duration matching and greater than expected liquidity needs. All of these factors could impact management’s evaluation of securities for OTTI.
For securities that are assessed to have incurred a credit loss, the amount of credit loss is calculated based upon the cash flows that the Company expects to collect given an assessment of the relevant facts and circumstances for the issuer and specific bond issue. Such factors include the financial condition, credit quality, and the near-term prospects of the issuer, as well as the issuer’s relative liquidity, among other factors.
The Company recorded credit OTTI losses in its consolidated statement of operations totalling $167 for the year ended December 31, 2009 for OTTI on its available-for-sale bonds. The credit loss OTTI recorded during the year was concentrated in corporate bonds. These impairments were driven primarily by adverse financial conditions of the issuers.
The other-than-temporary impairment recognized for the year ended December 31, 2009 on available-for-sale bonds:

Total other-than-temporary impairment recognized under Canadian GAAP	$46
Total other-than-temporary impairment recognized under U.S. GAAP	474

Additional other-than-temporary impairment taken under U.S. GAAP	428
Less: non-credit portion of other-than-temporary impairment recognized in other comprehensive income	308

Additional net impairment losses recognized in the U.S. GAAP consolidated statement of operations	$120

The following table rolls forward the amount of credit losses recognized in earnings on debt securities held on the date of transition, April 1, 2009, for which a portion of the OTTI was also recognized in other comprehensive loss.
Cumulative other-than-temporary impairment credit losses of available-for-sale debt securities:

Credit losses of other-than-temporarily impaired debt securities upon the adoption of Topic 320 (FSP FAS115-2 and 124-2) as at April 1, 2009	$512
Credit losses recognized in income on debt securities not previously impaired	119
Credit losses recognized in income on debt securities that have previously been impaired	2
Reductions due to securities sold	(253)

Balance at end of the year	$380

Stocks
All equity instruments in an unrealized loss position are reviewed quarterly to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument below its cost. If, as a result of this review, the security is determined to be other-than-temporarily impaired, it is written down to its fair value.
In addition to the review process described above, the Company applies presumptive impairment tests to determine whether there has been a significant or prolonged decline in the fair value of an equity instrument below its cost. Unless extenuating circumstances exist, all equity instruments exhibiting the following characteristics are presumed to be other-than-temporarily impaired and are written down to their fair value:
•	Fair value less than cost for longer than 12 months;

•	Fair value less than cost for longer than 6 months and fair value less than 60% of cost; or

•	Fair value less than 50% of cost.
In all circumstances, if the Company does not have the intent and ability to retain its investment in an equity instrument for a period of time sufficient to allow for the anticipated recovery of its cost, the instrument is written down to fair value.
For the year ended December 31, 2009, impairment charges of $352 were recognized related to available-for-sale stocks.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	129

vi) GROSS UNREALIZED GAINS (LOSSES) ON AVAILABLE-FOR-SALE BONDS AND STOCKS:

	2009

		Gross	Gross
	Amortized	unrealized	unrealized	Estimated
	cost	gains	(losses)(1)	fair value

Issued or guaranteed by:
Canadian federal government	$2,894	$78	$(20)	$2,952
Canadian provincial and municipal governments	6,362	570	(101)	6,831
U.S. Treasury and other U.S. agencies	1,051	58	(18)	1,091
Other governments	2,562	252	(32)	2,782
Corporate	30,301	1,568	(1,001)	30,868
Asset-backed securities
Commercial mortgage-backed securities	1,158	40	(115)	1,083
Residential mortgage-backed securities	552	23	(20)	555
Collateralized debt obligations	222	2	(31)	193
Other	86	2	(10)	78

Total bonds	$45,188	$2,593	$(1,348)	$46,433

(1)	The gross unrealized losses include the before tax non-credit OTTI loss of $617, that is recorded as a component of accumulated other comprehensive loss (AOCI) for assets still held at the reporting date.

	2008

		Gross	Gross
	Amortized	unrealized	unrealized	Estimated
	cost	gains	(losses)	fair value

Issued or guaranteed by:
Canadian federal government	$2,561	$232	$(1)	$2,792
Canadian provincial and municipal governments	5,602	719	(16)	6,305
U.S. Treasury and other U.S. agencies	1,196	262	(4)	1,454
Other governments	2,337	336	(55)	2,618
Corporate	30,661	402	(3,780)	27,283
Asset-backed securities	2,623	71	(336)	2,358

Total bonds	$44,980	$2,022	$(4,192)	$42,810

The gross unrealized gains (losses) on available-for-sale stocks are as follows:

		Gross	Gross
	Original	unrealized	unrealized	Estimated
	cost	gains	(losses)	fair value

Total 2009	$3,253	$393	$(10)	$3,636

Total 2008	$3,901	$135	$(640)	$3,396

130	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

vii) UNREALIZED LOSS POSITIONS FOR WHICH AN OTTI HAS NOT BEEN RECOGNIZED:
The following table shows the Company’s investments’ fair value and gross unrealized losses, which includes temporary unrealized losses and the portion of non-credit OTTI losses recognized in AOCI, aggregated by investment category and length of time that individual available-for-sale securities have been in a continuous unrealized loss position, as at December 31, 2009. The Company’s policies and procedures for determining which securities are other than temporarily impaired are included in Section Ev) of this note.

	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of securities	value	(losses)	value	(losses)	value	(losses)

Bonds
Issued or guaranteed by:
Canadian federal government	$1,128	$(17)	$19	$(3)	$1,147	$(20)
Canadian provincial and municipal governments	1,945	(98)	71	(3)	2,016	(101)
U.S. Treasury and other U.S. agencies	283	(12)	24	(6)	307	(18)
Other governments	1,111	(27)	143	(5)	1,254	(32)
Corporate	3,581	(190)	4,935	(811)	8,516	(1,001)
Asset-backed securities
Commercial mortgage-backed obligations	111	(2)	322	(113)	433	(115)
Residential mortgage-backed securities	42	–	26	(20)	68	(20)
Collateralized debt obligations	75	(14)	16	(17)	91	(31)
Other	4	–	21	(10)	25	(10)
Stocks	211	(10)	–	–	211	(10)

Total temporarily impaired securities	$8,491	$(370)	$5,577	$(988)	$14,068	$(1,358)

As at December 31, 2009, a total of 2,135 debt securities were in an unrealized loss position, of which 916 were in a continuous loss position for less than 12 months and 1,219 positions for 12 months or more. Of the 2,135 debt securities, unrealized losses less than 12 months included 486 positions with an aggregate fair value of $1,653 (159 positions with an aggregate fair value of $200 for 12 months or more) having unrealized losses of less than one hundred thousand dollars per individual holding. A total of 48 stock positions were in a loss position as at December 31, 2009, of which 48 were in a continuous loss position for less than 12 months and no positions for 12 months or more. Of the 48 stock positions, unrealized losses less than 12 months included 21 positions with an aggregate fair value of $135 having unrealized losses of less than one hundred thousand dollars per individual holding.
The following table shows the Company’s investments’ fair value and gross unrealized losses aggregated by investment category and length of time that individual available-for-sale securities have been in a continuous unrealized loss position, as at December 31, 2008.

	Less than 12 months		12 months or more		Total
		Unrealized		Unrealized		Unrealized
Description of securities	Fair value	losses	Fair value	losses	Fair value	losses

Bonds	$13,214	$(1,499)	$7,746	$(2,693)	$20,960	$(4,192)
Stocks	1,559	(302)	769	(338)	2,328	(640)

Total temporarily impaired securities	$14,773	$(1,801)	$8,515	$(3,031)	$23,288	$(4,832)

As at December 31, 2008, a total of 2,945 debt securities were in an unrealized loss position, of which 1,616 were in a continuous loss position for less than 12 months and 1,329 positions for 12 months or more. Of the 2,945 debt securities, unrealized losses less than 12 months included 452 positions with an aggregate fair value of $1,203 (125 positions with an aggregate fair value of $280 for 12 months or more) having unrealized losses of less than one hundred thousand dollars per individual holding. A total of 144 stock positions were in a loss position as at December 31, 2008, of which 104 were in a continuous loss position for less than 12 months and 40 positions for 12 months or more. Of the 144 stock positions, unrealized losses less than 12 months included 19 positions with an aggregate fair value of $27 having unrealized losses of less than one hundred thousand dollars per individual holding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	131

viii) FUTURE INCOME TAX ASSET AND LIABILITY(1):
Differences between Cdn. GAAP and U.S. GAAP that arise from differing accounting policies for assets and liabilities and differences in the recognition of tax rate changes are as follows:

	2009

	Future income tax asset(1)		Future income tax liability(1)
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Investments	$319	$(127)	$742	$23
Actuarial liabilities	(70)	1,471	(442)	104
Deferred acquisition costs	381	(1,674)	(5)	(39)
Losses available for carry forward	372	448	(249)	(173)
Other	77	588	(33)	156

Future tax asset/liability before valuation allowance	1,079	706	13	71
Valuation allowance	(25)	(25)	79	91

Total	$1,054	$681	$92	$162

	2008

	Future income tax asset (1)		Future income tax liability(1)
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Investments	$1,927	$2,017	$809	$630
Actuarial liabilities	(1,323)	856	(245)	(889)
Deferred acquisition costs	464	(1,461)	–	598
Losses available for carry forward	62	62	(128)	(128)
Other	203	341	13	(4)

Future tax asset/liability before valuation allowance	1,333	1,815	449	207
Valuation allowance	(143)	(142)	28	29

Total	$1,190	$1,673	$477	$236

(1)	U.S. GAAP terminology is deferred income tax.
ix) ACQUISITION:
The Company completed the acquisition of Lincoln U.K. on October 1, 2009, as described in Note 3. The following table shows the amounts of the assets, liabilities and goodwill at the dates of acquisition under Cdn. and U.S. GAAP. The amounts under each GAAP are different due to the different accounting policies used under each GAAP.

	Lincoln U.K.
	Cdn. GAAP		U.S GAAP

Invested assets acquired	$1,249		$1,249
Other assets acquired(1)	88		276
Segregated funds assets acquired	–		6,629

	1,337		8,154

Actuarial liabilities and other policy liabilities acquired	1,058		1,100
Other liabilities acquired	72		58
Segregated funds liabilities acquired	–		6,629

	1,130		7,787

Net balance sheet assets acquired	$207		$367

Consideration:
Cash cost of acquisition	$380	(2)	$361
Transaction and other related costs	7		–

	$387		$361

Goodwill on acquisition	$180		$(6)	(3)

(1)	Other assets acquired included value of business acquired of $190 under U.S. GAAP.

(2)	Includes the cost to hedge the foreign currency exposure of the purchase price.

(3)	Negative goodwill has been recognized in net investment income.
The following supplemental unaudited consolidated pro forma information has been prepared to give effect to the acquisition of Lincoln U.K., as if the transaction had been completed at the beginning of each year presented. The consolidated pro forma information is calculated by combining the results of operations of the Company with those of Lincoln U.K. prior to the acquisition date. The consolidated pro forma information is not intended to reflect what would have actually resulted had the transaction been completed at the beginning of those years or what may be obtained in the future. Where applicable, the impact of synergy savings and integration costs arising from the acquisition have been reflected.

132	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2009	2008

Revenue	$20,138	$14,090
Total common shareholders’ net income before realized gains	2,541	206
Net realized gains/(losses)	(154)	(954)

Common shareholders’ net income	$2,387	$(748)

Weighted average number of shares outstanding (in millions)	561	561
Basic earnings (loss) per share	$4.25	$(1.33)
Common shareholders’ net income on a diluted basis	2,381	(762)
Weighted average number of shares outstanding on a diluted basis (in millions)	562	561
Diluted earnings (loss) per share	$4.24	$(1.36)
The revenue of $60 and earnings of $13 from Lincoln U.K. since the closing date are included in the 2009 Consolidated Financial Statements.
x) EARNINGS PER SHARE:
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2009		2008		2007

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Common shareholders’ net income (loss)	$534	$2,324	$785	$(749)	$2,219	$1,646
Less: Effect of stock awards of subsidiaries	6	6	14	14	20	20

Common shareholders’ net income (loss) on a diluted basis	$528	$2,318	$771	$(763)	$2,199	$1,626

Weighted average number of shares outstanding (in millions)	561	561	561	561	569	569
Add: Adjustments relating to the dilutive impact of stock options	1	1	1	– (1)	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	562	562	562	561	572	572

(1)	For the year ended December 31, 2008, an adjustment of 1 million common shares related to the potential dilutive impact of stock options was excluded from the calculation of diluted earnings per share since their effect is anti-dilutive when a loss is reported.
xi) STATEMENTS OF CASH FLOWS:
Under Cdn. GAAP, deposits, maturities and withdrawals related to investment-type contracts and universal life contracts are included in operating activities. Under U.S. GAAP, deposits, maturities and withdrawals are reflected as financing activities; these cash flow items are as follows:

	2009	2008	2007

Deposits and withdrawals reclassified to financing activities:
Deposits to policyholders’ accounts	$5,519	$5,020	$4,141

Withdrawals from policyholders’ accounts	$5,693	$7,076	$7,090

xii) LIABILITIES FOR CONTRACT GUARANTEES:
The Company offers various guarantees to certain policyholders including a return of no less than (a) total deposits made on the contract less any customer withdrawals, (b) total deposits made on the contract less any customer withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death, upon annuitization, or at specified dates during the accumulation period of an annuity.
For policies with a guaranteed minimum death benefit, the net amount at risk represents the excess of the value of the guaranteed minimum death benefit over the account value. This is a hypothetical amount that would only have been payable on December 31, 2009, had all of the policyholders died on that date. For policies with a guaranteed minimum income benefit, the net amount at risk represents the excess of the cost of an annuity to meet the minimum income guarantee over the account value. For the most part, these guarantees may not yet be exercised and there are limitations on when these guarantees may be exercised.
The table below represents information regarding the Company’s variable annuity and unit-linked pension contracts with guarantees as at December 31, 2009:

			Weighted
			average
			attained age
	Account	Net amount	of contract
Benefit type	balance	at risk	holders

Minimum death	$35,372	$4,099	63
Minimum income	$1,640	$1,498	53
Minimum accumulation, withdrawal and reinsured minimum income	$22,335	$1,104	61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	133

The following summarizes the additional reserve for the minimum guaranteed death benefit and income benefit as at December 31, 2009:

	Minimum	Guaranteed
	guaranteed	minimum
	death	income
	benefit	benefit	Total

Balance as at December 31, 2007	$53	$138	$191
Benefit ratio and assumption changes	207	36	243
Incurred guaranteed benefits	58	1	59
Paid guaranteed benefits	(63)	(20)	(83)
Interest	9	53	62
Effect of changes in currency exchange rates	39	(15)	24

Balance as at December 31, 2008	303	193	496
Benefit ratio and assumption changes	(76)	23	(53)
Incurred guaranteed benefits	48	16	64
Paid guaranteed benefits	(114)	(23)	(137)
Interest	21	(1)	20
Effect of changes in currency exchange rates	(31)	(10)	(41)

Balance as at December 31, 2009	$151	$198	$349

The liability for death and income benefit guarantees is established equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract benefits divided by the present value of all expected contract charges. The benefit ratio may be in excess of 100%. For guarantees in the event of death, benefits represent the current guaranteed minimum death payments in excess of the current account balance. For guarantees at annuitization, benefits represent the present value of the minimum guaranteed annuity benefits in excess of the current account balance.
Projected benefits and assessments used in determining the liability for guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected future gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based upon factors such as eligibility conditions and the annuitant’s attained age. The liability for guarantees will be re-evaluated periodically, and adjustments will be made to the liability balance through a charge or credit to policy owner benefits.
Guaranteed minimum accumulation benefits and withdrawal benefits and reinsured minimum income benefits that are net settled are considered to be derivatives under FASB ASC Topic 815, Derivative and Accounting, of which was previously issued as FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and are recognized at fair value through earnings. Liabilities for the guaranteed minimum accumulation and withdrawal benefits and reinsured income benefits were $936 and $2,374 as at December 31, 2009 and December 31, 2008, respectively.
xiii) DISCLOSURES RELATING TO FAIR VALUE MEASUREMENTS:
On January 1, 2008, the Company adopted FASB ASC Topic 820, formerly FAS 157, which defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. FASB ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.
As a result of the adoption of FASB ASC Topic 820, the Company recorded an increase in net income of $47 in 2008 (net of taxes of $35).
In compliance with FASB ASC Topic 820, the Company has categorized its assets and liabilities measured at fair value, based on the priority of the inputs to the valuation technique, into a three-level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.
During 2009, the FASB issued additional guidance on estimating fair value, when the volume and level of activity for the asset or liability have significantly decreased, as well as guidance on identifying circumstances that indicate a transaction is not orderly. FASB also provided clarification regarding the valuation techniques required to be used to measure the fair value of liabilities where quoted prices in active markets for identical liabilities are not available. The Company reviewed its pricing sources and methodologies and has concluded that its various pricing sources and methodologies are in compliance with new guidance, which are now a part of FASB ASC Topic 820.

134	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial instruments measured at fair value as of December 31, 2009 are categorized and presented by the hierarchy level in Note 5A(iii) as a result of adoption of amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures during 2009. Additional financial assets and liabilities measured at fair value by the hierarchy level under FASB ASC Topic 820 are presented in the following table:

	Level 1	Level 2	Level 3	Total

Segregated funds net assets	$38,303	$41,448	$787	$80,538
Embedded derivative liabilities	$–	$–	$1,093	$1,093
The following table shows a reconciliation of the beginning and ending balances for additional assets and liabilities which are categorized as Level 3 under FASB ASC Topic 820 for the year ended December 31, 2009:

								Change in
								unrealized
								gains (losses)
								included
		Total realized and unrealized						in earnings
		gains (losses)(2)						relating to
			Included	Purchases,				instruments
			in other	issuances, and	Transfers in			still held at the
	Beginning	Included in	comprehensive	settlements	and/or out of		Ending	reporting
	balance	net income	income	(net)	Level 3	(1)	balance	date	(2)

Segregated funds net assets	$1,187	$(81)	$–	$(277)	$(42)		$787	$167
Embedded derivative liabilities	$2,469	$(1,620)	$–	$244	$–		$1,093	$(1,346)

(1)	Transfers in and/or (out) of Level 3 during 2009 are primarily attributable to changes in the transparency of inputs used to price the securities.

(2)	For liabilities, gains are indicated in negative numbers.
Financial instruments measured at fair value as of December 31, 2008, are not required to be disclosed by the hierarchy level under amendments to CICA Handbook Section 3862, Financial Instruments Disclosures. As a result, Note 5A(iii) does not contain these disclosures. The following table presents the Company’s total assets and liabilities that are carried at fair value on a recurring basis, by FASB ASC Topic 820 hierarchy level, as at December 31, 2008:

	Level 1	Level 2	Level 3	Total

Assets
Bonds – held-for-trading	$597	$14,534	$784	$15,915
Bonds – available-for-sale	1,015	40,537	1,258	42,810
Stocks – held-for-trading	959	103	–	1,062
Stocks – available-for-sale	3,162	177	36	3,375
Cash, cash equivalents and short-term securities	5,481	3,201	–	8,682
Derivative assets	16	2,610	47	2,673
Other invested assets – held-for-trading	151	52	1	204
Other invested assets – available-for-sale	269	385	6	660

Total general fund assets recorded at fair value	$11,650	$61,599	$2,132	$75,381

Segregated funds net assets	9,889	53,740	1,187	64,816

Total assets measured at fair value on a recurring basis	$21,539	$115,339	$3,319	$140,197

	Level 1	Level 2	Level 3	Total

Liabilities
Amounts on deposit	$–	$78	$–	$78
Derivative liabilities	42	3,146	83	3,271
Embedded derivatives	–	–	2,469	2,469

Total liabilities measured at fair value on a recurring basis	$42	$3,224	$2,552	$5,818

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	135

The following table shows a reconciliation of the beginning and ending balances for assets and liabilities which are categorized as Level 3 for the year ended December 31, 2008:

							Change in
							unrealized
							gains (losses)
							included
		Total realized and unrealized					in earnings
		gains (losses)(1)					relating to
			Included	Purchases,			instruments
			in other	issuances, and	Transfers in		still held at the
	Beginning	Included in	comprehensive	settlements	and/or out of	Ending	reporting
	balance	earnings	income	(net)	level 3	balance	date (1)

Assets
Bonds – held-for-trading	$1,288	$(661)	$–	$41	$116	$784	$(538)
Bonds – available-for-sale	1,346	(132)	(119)	(78)	241	1,258	(17)
Stocks – available-for-sale	19	(10)	5	22	–	36	–
Derivative assets	32	40	–	(25)	–	47	41
Other invested assets – held-for-trading	3	(8)	–	6	–	1	(8)
Other invested assets – available-for-sale	7	(1)	–	–	–	6	–

Total general fund assets recorded at fair value	$2,695	$(772)	$(114)	$(34)	$357	$2,132	$(522)

Segregated funds net assets	1,994	(39)	–	236	(1,004)	1,187	(29)

Total assets measured at fair value on a recurring basis	$4,689	$(811)	$(114)	$202	$(647)	$3,319	$(551)

Liabilities
Derivative liabilities	$16	$67	$–	$–	$–	$83	$71
Embedded derivatives	651	1,835	–	(17)	–	2,469	1,860

Total liabilities measured at fair value on a recurring basis	$667	$1,902	$–	$(17)	$–	$2,552	$1,931

(1)	For liabilities, losses are indicated in positive numbers.
Valuation techniques
Please refer to Note 5Ai) for fair value methodologies and assumptions. In addition, derivatives, such as guaranteed minimum accumulation benefits (GMABs) and guaranteed minimum withdrawal benefits (GMWBs), which are embedded in certain insurance contracts, are required to be bifurcated and reported separately at fair value under U.S. GAAP. The fair value of these embedded instruments is determined using various valuation assumptions, including certain risk margins and the Company’s own credit standing, as well as assumptions regarding policyholder behaviour.
xiv) ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES:
The liability for unrecognized tax benefits (UTBs) related to permanent and temporary tax adjustments, exclusive of interest, was $707 as at December 31, 2009 ($550 as at December 31, 2008). Of this total, $419 ($498 as at December 31, 2008) of tax benefits would favourably affect the Company’s effective tax rate if the tax benefits were recognized in the Consolidated Financial Statements.
The net changes in the liability since January 1, 2008 are as follows:

UTB balance as at January 1, 2008	$617
Increase (decrease) related to tax positions in prior year	(191)
Increase (decrease) related to tax positions in current year	107
Increase (decrease) related to foreign exchange movement	17

UTB balance as at December 31, 2008	$550
Increase (decrease) related to tax positions in prior year	(81)
Increase (decrease) related to tax positions in current year	281
Increase (decrease) related to foreign exchange movement	(43)

UTB balance as at December 31, 2009	$707

The Company records interest and penalties related to income taxes as a component of other expense in the consolidated statements of operations. The Company has $39 of net interest and penalties accrued related to UTBs as at December 31, 2009 ($51 as at December 31, 2008).

136	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2009, the Company recorded a decrease of gross interest and penalties of $17 ($17 decrease in 2008) in the consolidated statements of operations. The foreign exchange effect of the accrued interest is recorded in the currency translation account.
The Company expects that certain tax positions, including the proceedings before the courts in the United Kingdom, will be resolved in 2010. Favourable resolution of these issues could have a material impact on the Company’s effective tax rate; however, the outcomes are not reasonably determinable at this time.
The following table summarizes, by major tax jurisdiction, the tax years that remain subject to examination by the relevant taxing authorities:

Tax jurisdiction	Years subject to examination

Canada	2005 – forward
U.S.	2001 – forward
U.K.	2003 – forward
xv) DISCLOSURES ABOUT TRANSFERS OF FINANCIAL ASSETS AND INTERESTS IN VIEs:
The Company consolidates VIEs for which it is the primary beneficiary. To determine whether the Company is the primary beneficiary of a VIE, it performs an assessment of each investor participant’s interest in controlling the entity generally by means other than voting rights. Factors considered in the assessment includes sufficiency of the equity investment at risk, the presence and relative strength of various essential characteristics of a controlling financial interest, and the significance of voting rights in relation to economic interests. If the Company is exposed to a majority of the expected losses, a majority of the expected residual returns, or both, from a VIE, it is the primary beneficiary.
VIEs in which the Company has an interest are primarily structured entities with insufficient equity at risk. The carrying amount of the Company’s significant variable interest in VIEs is included in bonds – held-for-trading, bonds – available-for-sale, and other invested assets on the consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	137

  APPOINTED ACTUARY’S REPORT
  THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.
I have valued the policy liabilities of Sun Life Financial Inc. and its subsidiaries for its consolidated balance sheet at December 31, 2009, and their change in the consolidated statement of operations for the year ended in accordance with accepted actuarial practice, including selection of appropriate assumptions and methods.
In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the Consolidated Financial Statements fairly present the results of the valuation.

Lesley Thomson
Fellow, Canadian Institute of Actuaries
Toronto, Canada
February 10, 2010
  REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SUN LIFE FINANCIAL INC.
We have audited the accompanying consolidated balance sheets of Sun Life Financial Inc. and subsidiaries (the “Company”) and the separate consolidated statements of segregated funds net assets as at December 31, 2009 and 2008 and the related consolidated statements of operations, equity, comprehensive income, cash flows and changes in segregated funds net assets for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of Sun Life Financial Inc. and subsidiaries and their segregated funds as at December 31, 2009 and 2008, and the results of their operations, their cash flows and the changes in their segregated funds net assets for each of the three years in the period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 10, 2010

138	Sun Life Financial Inc. Annual Report 2009	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON
  CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Notes 1, 2, and 26 to the Consolidated Financial Statements. Our report to the Board of Directors and Shareholders, dated February 10, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 10, 2010
  REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SUN LIFE FINANCIAL INC.
We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting contained in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Financial Statements as of and for the year ended December 31, 2009 of the Company and our report dated February 10, 2010 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States Reporting Difference referring to changes in accounting principles.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
February 10, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Sun Life Financial Inc. Annual Report 2009	139

ADDITIONAL
COMPANY
INFORMATION

141 SOURCES OF EARNINGS	147 SUBSIDIARY AND AFFILIATE COMPANIES

143 SIX-YEAR SUMMARY BY SEGMENT	151 MAJOR OFFICES

144 ELEVEN-YEAR SUMMARY	152 CORPORATE AND SHAREHOLDER INFORMATION
146 BOARD OF DIRECTORS AND EXECUTIVE TEAM
140	Sun Life Financial Inc. Annual Report 2009	ADDITIONAL COMPANY INFORMATION

  SOURCES OF EARNINGS
The following is provided in accordance with the OSFI guideline requiring Sources of Earnings (SOE) disclosure. SOE is not a Canadian generally accepted accounting principles (GAAP) measure. There is no standard SOE methodology. The calculation of SOE is dependent on, and sensitive to, the methodology, estimates and assumptions used.
SOE identifies various sources of Canadian GAAP net income. It provides an analysis of the difference between actual net income and expected net income based on business in-force and assumptions made at the beginning of the reporting period. The terminology used in the discussion of sources of earnings is described below:
EXPECTED PROFIT ON IN-FORCE BUSINESS
The portion of the consolidated pre-tax net income on business in-force at the start of the reporting period that was expected to be realized based on the achievement of the best-estimate assumptions made at the beginning of the reporting period. Expected profit for asset management companies is set equal to their pre-tax net income.
IMPACT OF NEW BUSINESS
The point-of-sale impact on pre-tax net income of writing new business during the reporting period. Issuing new business may produce a loss at the point-of-sale, primarily because valuation assumptions are conservative relative to pricing assumptions and actual acquisition expenses may exceed those assumed in pricing. New business losses are often produced by sales of individual life insurance, where valuation margins and acquisition expenses are relatively high.
EXPERIENCE GAINS AND LOSSES
Pre-tax gains and losses that are due to differences between the actual experience during the reporting period and the best-estimate assumptions at the start of the reporting period.
MANAGEMENT ACTIONS AND CHANGES IN ASSUMPTIONS
Impact on pre-tax net income resulting from changes in actuarial methods and assumptions or other management actions.
EARNINGS ON SURPLUS
Pre-tax net investment income earned on the Company’s surplus assets less pre-tax debt service costs.
  ANALYSIS OF RESULTS
For the year ended December 31, 2009, the pre-tax expected profit on in-force business of $2,009 million was $181 million higher than the 2008 level. The increase in expected profit was driven primarily by normal business growth and higher reserve releases from prior assumption updates in SLF Canada and SLF U.S. offset by the impact of lower average net assets in MFS.
The new business issued in 2009 led to pre-tax income losses of $380 million compared to $321 million a year ago. The increase is primarily due to higher losses in SLF U.S. Individual Insurance driven by higher Universal Life strain.
The 2009 experience loss of $630 million pre-tax was primarily attributable to unfavourable impacts from downgrades on the Company’s investment portfolio and net impairments offset by the favourable impacts of improved equity markets and increased interest rates.
The 2008 experience loss of $2,271 million pre-tax was primarily attributable to unfavourable impacts from credit-related losses, including write-downs related to the Company’s holdings in Lehman Brothers and Washington Mutual, the steep decline in equity markets and wider credit spreads.
For the year 2009, assumption changes and management actions led to pre-tax losses of $1,164 million due primarily to the unfavourable impact of the implementation of equity- and interest rate-related actuarial assumption updates across the Company in the third quarter, reserve strengthening for updates to lapse and other policyholder behaviour assumptions in the Company’s individual insurance business and expenses reflecting the impact of recent experience studies in several of the Company’s businesses partially offset by the favourable impact of mortality improvements on both life insurance and savings products.
For the year 2008, assumption changes and management actions led to pre-tax losses of $288 million due primarily to the unfavourable impact of changes to asset default assumptions in anticipation of higher future credit-related losses and the unfavourable impact of higher future lapse assumptions and the strengthening of actuarial reserves to reflect more comprehensive information on potential future premiums and claims in the Company’s reinsurance business offset by the favourable impact of taking account of investment synergies between business units within SLF Canada and within SLF U.S.
Net pre-tax earnings on surplus of $260 million in 2009 compared to $402 million a year ago. The decrease is due primarily to lower investment income and higher debt service costs.
The income from CI during 2008 and the gain from the sale of the Company’s interest in CI Financial in 2008 was $942 million after-tax.

SOURCES OF EARNINGS	Sun Life Financial Inc. Annual Report 2009	141

For the year ended December 31, 2009 (in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total

Expected profit on in-force business	745	849	258	106	51	2,009
Impact of new business	(42)	(219)	–	(122)	3	(380)
Experience gains and losses	86	(588)	–	17	(145)	(630)
Management actions and changes in assumptions	(61)	(930)	–	62	(235)	(1,164)

Earnings on operations (pre-tax)	728	(888)	258	63	(326)	(165)
Earnings on surplus	99	(75)	–	34	202	260

Earnings before income taxes	827	(963)	258	97	(124)	95
Income taxes	54	502	(101)	(21)	108	542

Earnings before non-controlling interests,
par income and preferred share dividends	881	(461)	157	76	(16)	637
Less:
Non-controlling interests	10	–	5	–	–	15
Par policyholders’ income (loss)	5	4	–	–	–	9
Preferred share dividends	–	–	–	–	79	79

Common shareholders’ net income (loss)	866	(465)	152	76	(95)	534

For the year ended December 31, 2008 (in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total

Expected profit on in-force business	635	653	336	109	95	1,828
Impact of new business	(58)	(136)	–	(126)	(1)	(321)
Experience gains and losses	32	(2,027)	–	(30)	(246)	(2,271)
Management actions and changes in assumptions	125	(139)	–	75	(349)	(288)

Earnings on operations (pre-tax)	734	(1,649)	336	28	(501)	(1,052)
Earnings on surplus	189	(15)	–	27	201	402

Earnings before income taxes	923	(1,664)	336	55	(300)	(650)
Income taxes	(380)	648	(133)	(22)	475	588

Earnings before non-controlling interests,
Par income and preferred share dividends	543	(1,016)	203	33	175	(62)
Less:
Non-controlling interests	13	–	9	–	1	23
Par policyholders’ income (loss)	2	–	–	–	–	2
Preferred share dividends	–	–	–	–	70	70
Plus:
CI related income	117	–	–	–	825	942

Common shareholders’ net income (loss)	645	(1,016)	194	33	929	785

142	Sun Life Financial Inc. Annual Report 2009	SOURCES OF EARNINGS

  SIX-YEAR SUMMARY BY SEGMENT

(in millions of Canadian dollars)	2009	2008	2007	2006	2005	2004

Total assets under management (as at December 31)
SLF Canada	125,420	112,326	127,861	124,103	114,339	105,150
SLF United States	70,422	74,543	68,800	73,519	67,956	67,235
MFS	198,037	164,407	199,836	218,803	190,073	176,221
SLF Asia	24,780	19,930	18,883	13,868	10,826	5,492
Corporate	27,097	18,663	20,809	24,745	21,485	22,505
Consolidation adjustments	(13,125)	(8,777)	(10,925)	(13,606)	(13,790)	(13,953)

Total Company	432,631	381,092	425,264	441,432	390,889	362,650

Total revenue (for the year ended December 31)
SLF Canada	11,407	7,927	9,285	9,333	8,658	8,162
SLF United States	11,714	3,817	7,830	10,465	9,161	9,429
MFS	1,251	1,381	1,687	1,662	1,648	1,700
SLF Asia	1,813	498	977	1,022	759	694
Corporate	1,579	2,144	1,634	2,164	1,995	2,137
Consolidation adjustments	(192)	(204)	(225)	(359)	(303)	(392)

Total Company	27,572	15,563	21,188	24,287	21,918	21,730

Total net income (for the year ended December 31)
SLF Canada	871	647	1,049	1,001	971	907
SLF United States	(461)	(1,016)	584	449	496	392
MFS	152	194	281	234	179	114
SLF Asia	76	33	123	101	42	45
Corporate	(16)	999	253	359	188	235

Total Company	622	857	2,290	2,144	1,876	1,693

SIX-YEAR SUMMARY BY SEGMENT	Sun Life Financial Inc. Annual Report 2009	143

  ELEVEN-YEAR SUMMARY

	10-year	5-year
	average	average
	compound	compound
	growth	growth
(In millions of Canadian dollars)	rate %	rate %	2009

Assets (As at December 31)
General fund assets	8.3	2.2	120,082
Segregated fund net assets	5.7	7.5	81,305
Mutual funds and other assets under management	1.4	3.1	231,244

Total assets under management	3.6	3.6	432,631

Total equity	11.8	3.9	17,414

Business results (for the year ended December 31)
Revenue
Premiums
Annuities	3.2	0.9	4,795
Life Insurance	5.9	1.4	6,380
Health Insurance	9.7	12.9	4,335

Total premiums	5.8	3.7	15,510
Net investment income (loss)	8.2	9.7	9,392
Fee income	0.2	(1.7)	2,670

Total revenue	5.8	4.9	27,572

Payments to policyholders, beneficiaries and depositors(1)	3.4	1.8	14,317
Increase (decrease) in actuarial liabilities	23.5	40.1	7,697
Commissions and expenses	2.6	0.5	5,060
Interest expenses	9.6	7.7	403
Income taxes expense (benefit)	n/a	(215.6)	(542)
Non-controlling interests in net income of subsidiaries	(10.6)	(11.7)	15

Net income from continuing operations	14.3	(18.1)	622
Loss from discontinued operations, net of income taxes	n/a	n/a	–

Total net income	n/a	(18.1)	622

Business statistics
Life insurance in-force(2)			1,140,415
Mutual fund sales			24,642
Managed fund sales(3)			33,525
Segregated fund deposits			11,060
Employees			14,260

(1) Includes net transfers to segregated funds.

(2) Includes reinsurance assumed.

(3) Includes intercompany sales.

144	Sun Life Financial Inc. Annual Report 2009	ELEVEN-YEAR SUMMARY

2008	2007	2006	2005	2004	2003	2002	2001	2000	1999

119,833	114,291	117,831	110,866	107,803	109,263	123,508	80,328	55,010	54,241
65,762	73,205	70,789	60,984	56,564	54,086	52,755	48,544	49,533	46,524
195,497	237,768	252,812	219,039	198,283	198,529	186,307	224,075	225,190	201,738

381,092	425,264	441,432	390,889	362,650	361,878	362,570	352,947	329,733	302,503

17,409	17,217	17,184	15,546	14,415	13,980	14,915	7,725	6,517	5,690

3,592	3,530	5,380	4,556	4,588	4,805	7,402	4,196	4,371	3,494
5,928	6,010	6,168	5,683	5,948	6,325	5,403	3,759	3,523	3,602
4,067	3,584	3,061	2,701	2,367	2,413	2,070	1,482	1,495	1,723

13,587	13,124	14,609	12,940	12,903	13,543	14,875	9,437	9,389	8,819
(767)	4,852	6,664	6,079	5,924	5,703	5,131	4,162	3,839	4,261
2,743	3,212	3,014	2,899	2,903	2,810	3,095	3,216	3,318	2,609

15,563	21,188	24,287	21,918	21,730	22,056	23,101	16,815	16,546	15,689

14,314	15,196	13,730	13,506	13,114	13,470	13,017	9,486	9,291	10,200
(4,429)	(2,515)	2,525	872	1,425	1,510	3,822	1,697	1,611	934
4,775	5,311	5,149	4,837	4,929	5,107	4,856	4,209	4,230	3,901
366	349	323	273	278	292	268	168	159	161
(343)	522	389	531	263	357	70	306	386	283
23	35	27	23	28	14	38	68	67	46

857	2,290	2,144	1,876	1,693	1,306	1,030	881	802	164
–	–	–	–	–	36	–	–	–	–

857	2,290	2,144	1,876	1,693	1,270	1,030	881	802	164

1,195,526	1,053,642	1,084,886	969,698	950,695	970,397	1,139,308	628,206	561,389	673,322
20,352	22,586	20,412	20,329	19,884	27,491	31,668	39,466	45,614	38,123
20,944	27,613	26,116	31,135	23,981	25,202	29,683	31,953	25,869	13,939
10,919	13,320	8,753	7,205	7,145	5,968	6,642	5,851	8,318	4,137
14, 501	14,759	14,264	14,338	13,802	13,560	14,905	11,702	11,328	11,046

ELEVEN-YEAR SUMMARY	Sun Life Financial Inc. Annual Report 2009	145

  BOARD OF DIRECTORS AND EXECUTIVE TEAM
  BOARD OF DIRECTORS
All directors of Sun Life Financial Inc. are also directors of Sun Life Assurance Company of Canada. The Board has determined that all directors other than Donald A. Stewart are independent directors.

Ronald W. Osborne, FCA(2)
Chairman of the Board
James C. Baillie(1)(5)
of Counsel, Torys LLP
George W. Carmany, III(3)(4)
President, G.W. Carmany and Company, Inc.
John H. Clappison, FCA(1)(5)
Corporate Director
David A. Ganong, CM(1)(2)
Chairman, Ganong Bros. Limited
Germaine Gibara, CFA(3)(4)
President, Avvio Management Inc.
Krystyna T. Hoeg, CA(1)(5)
Corporate Director
David W. Kerr, CA(3)(4)
Managing Partner, Edper Financial Group
Idalene F. Kesner(2)(5)
Associate Dean of Faculty and Research
Frank P. Popoff Chair of Strategic Management
Kelley School of Business, Indiana University
Mitchell M. Merin(3)(4)(5)
Corporate Director
Bertin F. Nadeau(2)(4)
Chairman and Chief Executive Office, GescoLynx Inc.
Hon. Hugh D. Segal, CM(2)(3)
Senate of Canada
Donald A. Stewart
Chief Executive Officer,
Sun Life Financial Inc.
James H. Sutcliffe, FIA(1)(5)
Corporate Director

(1)	Member of Audit Committee

(2)	Member of Governance and Conduct Review Committee

(3)	Member of Investment Oversight Committee

(4)	Member of Management Resources Committee

(5)	Member of Risk Review Committee
Additional information on the directors and a report on the Board’s corporate governance processes and practices is available in the 2010 Management Information Circular, available on sunlife.com and on www.sedar.com.
  EXECUTIVE TEAM

Donald A. Stewart
Chief Executive Officer
Jon A. Boscia
President
Dean A. Connor
Chief Operating Officer
Claude A. Accum
Executive Vice-President
Actuarial and Risk Management
Thomas A. Bogart
Executive Vice-President and
General Counsel
Kevin P. Dougherty
President, Sun Life Financial Canada President, Sun Life Global Investments
Colm J. Freyne
Executive Vice-President and Chief Financial Officer
Stephen C. Peacher
Executive Vice-President and
Chief Investment Officer
Mark S. Saunders
Executive Vice-President and
Chief Information Officer
Michael P. Stramaglia
Executive Vice-President and
Chief Risk Officer
Westley V. Thompson
President, Sun Life Financial U.S.

146	Sun Life Financial Inc. Annual Report 2009	BOARD OF DIRECTORS AND EXECUTIVE TEAM

  SUBSIDIARY AND AFFILIATE COMPANIES OF SUN LIFE FINANCIAL INC.
As at December 31, 2009

			Per cent
	Address of head	Book value	of voting shares
Company	or principal office	of shares owned*	owned by SLF

Sun Life Assurance Company of Canada	Toronto, Canada	14,319	100%

Amaulico Fund Ltd.	Calgary, Canada		100%

Amaulico Ltd.	Calgary, Canada		100%

BestServe Financial Limited	Central, Hong Kong		100%

CCPI Holdco Limited	Toronto, Canada		70.7%

Clarica MEEL Holdings Limited	Waterloo, Canada		100%

Crosspointe Shops II LLC	Wellesley Hills, USA		100%

Crosspointe Shops I LLC	Wellesley Hills, USA		100%

Lease Administration Corporation	Toronto, Canada		66.67%

Plaza West LLC	Wellesley Hills, USA		100%

PT. Sun Life Financial Indonesia	Jakarta, Indonesia	39	100%

PT. Sun Life Indonesia Services	Jakarta, Indonesia		100%

PT. CIMB Sun Life	Jakarta, Indonesia		49%

SL Investment Holdings 2008-1, LLC	Wellesley Hills, USA		100%

SL Investment PAR Holdings 2008-1, LLC	Wellesley Hills, USA		100%

SL Investment US-RE Holdings 2009-1, Inc.	Wellesley Hills, USA		100%

SLF of Canada UK Limited	Basingstoke, UK	847	100%

Lincoln National (UK) plc	Gloucester, UK	364	100%

Laurtrust Limited	Gloucester, UK		100%

Lincoln Assurance Limited	Gloucester, UK	358	100%

Barnwood Property Group Limited	Gloucester, UK		100%

Barnwood Properties Limited	Gloucester, UK		100%

Lincoln Investment Management Limited	Gloucester, UK	1	100%

Lincoln Unit Trust Managers Limited	Gloucester, UK	2	100%

SLF Services Company Limited	Gloucester, UK	2	100%

SLFC Assurance (UK) Limited	Gloucester, UK		100%

SLFoC Financial Group Plc	Gloucester, UK		100%

SLFoC Independent Limited	Gloucester, UK		100%

Sun Life Financial of Canada UK Limited	Basingstoke, UK		100%

Sun Life of Canada UK Holdings Limited	Basingstoke, UK		100%

Sun Life Assurance Company of Canada (U.K.) Limited	Basingstoke, UK	675	100%

BHO Lease Company Limited	Channel Islands, UK		100%

Sun Life Financial of Canada Trustee Limited	Basingstoke, UK		100%

Sun Broad Street Inline Shops Member, LLC	Wilmington, USA		100%

Sun Broad Street Inline Shops, LLC	Wilmington, USA		100%

Sun Broad Street Outparcel Shops, LLC	Wilmington, USA		100%

Sun Commerce Center, LLC	Wellesley Hills, USA		100%

Sun Encore, LLC	Wellesley Hills, USA		100%

Sun Grand Parkway GP, LLC	Austin, USA		100%

Sun Grand Parkway, L.P.	Austin, USA		100%

Sun Greenfield, LLC	Wellesley Hills, USA		100%

*	The book values (in millions of Canadian dollars) of the principal operating companies and principal holding companies that are subsidiaries of Sun Life Financial Inc. are shown and are based on the equity method.

SUBSIDIARY AND AFFILIATE COMPANIES	Sun Life Financial Inc. Annual Report 2009	147

			Per cent
	Address of head	Book value	of voting shares
Company	or principal office	of shares owned*	owned by SLF

Sun Highlands Plaza, LLC	Wellesley Hills, USA		100%

Sun Lakewood GP, LLC	Austin, USA		100%

Sun Lakewood, L.P.	Austin, USA		100%

Sun Life (Hungary) Group Financing Limited Liability Company	Budapest, Hungary		100%

Sun Life (India) AMC Investments Inc.	Toronto, Canada	41	100%

Birla Sun Life Asset Management Company Limited	Mumbai, India		50%

Sun Life (India) Distribution Investments Inc.	Toronto, Canada		100%

Sun Life and Health Insurance Company (U.S.)	Wellesley Hills, USA	56	100%

Sun Life Assurance Company of Canada (Barbados) Limited	Bridgetown, Barbados		100%

Sun Life Capital Trust	Toronto, Canada		100%

Sun Life Capital Trust II	Toronto, Canada		100%

Sun Life Everbright Life Insurance Company Limited	Tianjin, People’s Republic of China		50%

Sun Life Financial (Bermuda) Holdings, Inc.	Wellesley Hills, USA	7	100%

Sun Life Financial Insurance and Annuity Company (Bermuda) Ltd.	Hamilton, Bermuda	7	100%

Sun Life Financial (Hungary) Investments Inc.	Toronto, Canada		100%

Sun Life Financial (India) Insurance Investments Inc.	Toronto, Canada	22	100%

Birla Sun Life Insurance Company Limited	Mumbai, India		26%

Sun Life Financial (Mauritius) Inc.	Port Louis, Republic of Mauritius		100%

Sun Life India Service Centre Private Limited	Gurgaon, India		100%

Sun Life Financial Advisory Inc.	Montreal, Canada		100%

Sun Life Financial Asia Services Limited	Central, Hong Kong		100%

Sun Life Financial Distributors (Bermuda) Ltd.	Wellesley Hills, USA		100%

Sun Life Financial Distributors (Canada) Inc.	Waterloo, Canada		100%

Sun Life Financial Investment Services (Canada) Inc.	Waterloo, Canada		100%

Sun Life Financial Global Funding, L.P.	Wellesley Hills, USA		100%

Sun Life Financial Global Funding, U.L.C.	Wellesley Hills, USA		100%

Sun Life Financial Global Funding, L.L.C.	Wellesley Hills, USA		100%

Sun Life Financial Investments (Bermuda) Ltd.	Hamilton, Bermuda		100%

Sun Life Financial LTC Solutions Inc.	Waterloo, Canada		100%

Sun Life Financial Trust Inc.	Waterloo, Canada	48	100%

Sun Life Hong Kong Limited	Central, Hong Kong	961	100%

Sun Life Hong Kong Advisory Limited	Central, Hong Kong		100%

Sun Life Trustee Company Limited	Central, Hong Kong		100%

Sun Life Information Services Canada, Inc.	Toronto, Canada		100%

Sun Life Information Services Ireland Limited	Waterford, Republic of Ireland		100%

Sun Life Insurance (Canada) Limited	Toronto, Canada	1,322	100%

SLI General Partner Limited	Toronto, Canada		100%

SLI Investments LP	Toronto, Canada		100%

6425411 Canada Inc.	Toronto, Canada		100%

Sun Life Investments LLC	Wellesley Hills, USA		100%

Sun Life Asset Management Inc.	Toronto, Canada		100%

Sun Life Financial of Canada (U.K.) Overseas Investments Limited	Basingstoke, UK	341	100%

Sun Life of Canada (Netherlands) B.V.	Rotterdam, Netherlands		100%

*	The book values (in millions of Canadian dollars) of the principal operating companies and principal holding companies that are subsidiaries of Sun Life Financial Inc. are shown and are based on the equity method.

148	Sun Life Financial Inc. Annual Report 2009	SUBSIDIARY AND AFFILIATE COMPANIES

			Per cent
	Address of head	Book value	of voting shares
Company	or principal office	of shares owned*	owned by SLF

Sun Life Financial Philippine Holding Company, Inc.	Manila, Philippines		100%

Sun Life of Canada (Philippines), Inc.	Manila, Philippines	340	100%

Sun Life Asset Management Company, Inc.	Manila, Philippines		100%

Sun Life Financial – Philippines Foundation, Inc.	Manila, Philippines		100%

Sun Life Financial Plans, Inc.	Manila, Philippines		100%

Sun Life of Canada International Assurance Limited	Bridgetown, Barbados		100%

Sun Life Reinsurance (Ireland) Limited	Dublin, Republic of Ireland	338	100%

Sun Starlite, LLC	Wilmington, USA		100%

Sun Sunset Plaza, LLC	Wilmington, USA		100%

2053812 Ontario Inc.	Toronto, Canada		100%

6560016 Canada Inc.	Toronto, Canada		100%

Sun Life Reinsurance (Barbados) No. 2 Corp.	St. Michael, Barbados		100%

6965083 Canada Inc.	Toronto, Canada		100%

7037457 Canada Inc.	Toronto, Canada		100%

7073747 Canada Inc.	Toronto, Canada		100%

Sun Life Global Investments Inc.	Toronto, Canada	3,534	100%

McLean Budden Limited	Toronto, Canada	115	66.9%

Sun Life Assurance Company of Canada – U.S. Operations Holdings, Inc.	Wellesley Hills, USA	3,524	100%

SL Investment 2007-1 ULC	Wellesley Hills, USA		100%

SL Investment Holdings 2007-1 LLC	Wellesley Hills, USA		100%

Sun Capital Advisers LLC	Wellesley Hills, USA		100%

Sun Life Financial (Japan), Inc.	Wellesley Hills, USA		100%

Sun Life Financial (U.S.) Holdings, Inc.	Wellesley Hills, USA		100%

Sun Life Financial (U.S.) Investments LLC	Wellesley Hills, USA	4,055	100%

Sun Life of Canada (U.S.) Financial Services Holdings, Inc.	Boston, USA	1,010	99.85%

Massachusetts Financial Services Company	Boston, USA	481	96.55%

Four Pillars Capital, Inc.	Delaware, USA		96.55%

MFS Development Funds, LLC	Delaware, USA		96.55%

MFS Fund Distributors, Inc.	Boston, USA		96.55%

MFS Heritage Trust Company	Boston, USA		96.55%

MFS Institutional Advisors, Inc.	Boston, USA		96.55%

MFS Institutional Advisors (Australia) Pty Limited	Sydney, Australia		96.55%

MFS International Ltd.	Hamilton, Bermuda		96.55%

MFS do Brasil Desenvolvimento de Mercado Ltda.	Sao Paulo, Brazil		96.55%

MFS International (Hong Kong) Limited	Central, Hong Kong		96.55%

MFS International (U.K.) Limited	London, UK		96.55%

MFS Investment Management Company (LUX) S.A.	Boston, USA		96.55%

MFS Investment Management K.K.	Tokyo, Japan		96.55%

MFS Service Center, Inc.	Boston, USA		96.55%

Sun Life of Canada (U.S.) Holdings, Inc.	Wellesley Hills, USA	3 ,316	100%

Dental Holdings, Inc.	Wellesley Hills, USA		100%

California Benefits Dental Plan	Santa Ana, USA		100%

Professional Insurance Company	Wellesley Hills, USA	59	100%

Sun Canada Financial Co.	Wellesley Hills, USA		100%

*	The book values (in millions of Canadian dollars) of the principal operating companies and principal holding companies that are subsidiaries of Sun Life Financial Inc. are shown and are based on the equity method.

SUBSIDIARY AND AFFILIATE COMPANIES	Sun Life Financial Inc. Annual Report 2009	149

			Per cent
	Address of head	Book value	of voting shares
Company	or principal office	of shares owned*	owned by SLF

Sun Life Administrators (U.S.), Inc.	Wellesley Hills, USA		100%

Sun Life Assurance Company of Canada (U.S.)	Wellesley Hills, USA	3,811	100%

7101 France Avenue Manager, LLC	Wellesley Hills, USA		100%

7101 France Avenue, LLC	Wellesley Hills, USA		100%

Clarendon Insurance Agency, Inc.	Wellesley Hills, USA		100%

Independence Life and Annuity Company	Wellesley Hills, USA	73	100%

SL Investment DELRE Holdings 2009-1, LLC	Wellesley Hills, USA		100%

SLF Private Placement Investment Company I, LLC	Wellesley Hills, USA		100%

Sun Life Insurance and Annuity Company of New York	New York City, USA	455	100%

SLNY Private Placement Investment Company I, LLC	Wilmington, USA		100%

Sun MetroNorth, LLC	Wellesley Hills, USA		100%

Sun Parkaire Landing LLC	Wellesley Hills, USA		100%

Sun Life Financial (U.S.) Finance, Inc.	Wellesley Hills, USA		100%

Sun Life Financial (U.S.) Reinsurance Company	Wellesley Hills, USA		100%

Sun Life Financial (U.S.) Services Company, Inc.	Delaware, USA		100%

Sun Life Financial Distributors, Inc.	Boston, USA		100%

Sun Life Reinsurance (Barbados) No. 3 Corp.	Bridgetown, Barbados		100%

3060097 Nova Scotia Company	Halifax, Canada		100%

SL Finance 2007-1, Inc.	Wellesley Hills, USA		100%

Sun Life (Barbados) Holdings No. 1 Limited	St. Michael, Barbados		100%

Sun Life (Barbados) Holdings No. 2 Limited	St. Michael, Barbados		100%

Sun Life (Barbados) Holdings No. 3 Limited	St. Michael, Barbados		100%

Sun Life (Barbados) Holdings No. 4 Limited	St. Michael, Barbados		100%

Sun Life (Poland) Group Financing sp. z.o.o.	Warsaw, Poland		100%

Sun Life 2007-1 Financing Corp.	Toronto, Canada		100%

Sun Life Financial Global Funding II, L.P.	Wellesley Hills, USA		100%

Sun Life Financial Global Funding II, U.L.C.	Wellesley Hills, USA		100%

Sun Life Financial Global Funding II, L.L.C.	Wellesley Hills, USA		100%

Sun Life Financial Global Funding III, L.P.	Wellesley Hills, USA		100%

Sun Life Financial Global Funding III, U.L.C.	Wellesley Hills, USA		100%

Sun Life Financial Global Funding III, L.L.C.	Wellesley Hills, USA		100%

Sun Life Financial Reinsurance (Barbados) Limited	St. Michael, Barbados		100%

Sun Life Reinsurance (Barbados) No. 4 Corp.	Bridgetown, Barbados		100%

2097261 Ontario Inc.	Toronto, Canada		100%

2109578 Ontario Inc.	Toronto, Canada		100%

6183271 Canada Inc.	Toronto, Canada		100%

Sun Life Financial (Chile) S.A.	Las Condes, Chile		100%

6183298 Canada Inc.	Toronto, Canada		100%

6324983 Canada Inc.	Toronto, Canada		100%

6828141 Canada Inc.	Toronto, Canada		100%

7290314 Canada Inc.	Toronto, Canada		100%

*	The book values (in millions of Canadian dollars) of the principal operating companies and principal holding companies that are subsidiaries of Sun Life Financial Inc. are shown and are based on the equity method.

150	Sun Life Financial Inc. Annual Report 2009	SUBSIDIARY AND AFFILIATE COMPANIES

  MAJOR OFFICES

The following is contact information for
Sun Life Financial’s major offices and joint
venture companies around the world.
For inquiries and customer service, please
contact the appropriate office in your area.
SUN LIFE FINANCIAL INC.
Corporate headquarters
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: sunlife.com
SUN LIFE FINANCIAL CANADA
Canadian headquarters
227 King Street South
Waterloo, Ontario
Canada N2J 4C5
Tel: 519-888-2290
Call centre: 1 877 SUN-LIFE / 1 877 786-5433
Website: sunlife.ca
SUN LIFE FINANCIAL U.S.
One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Call centre: 1 800 SUN-LIFE / 1 800 786-5433
Website: sunlife.com/us
SUN LIFE FINANCIAL BERMUDA
Sun Life Financial
Victoria Hall
11 Victoria Street
P.O. Box HM 3070
Hamilton HM NX, Bermuda
Tel: 1-800-368-9428 / 441-296-3084
Website: sunlife.com/international
SUN LIFE FINANCIAL U.K.
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Call centre: 0870 16 11 111
Website: sloc.co.uk
SUN LIFE FINANCIAL ASIA
Sun Life Financial Asia Regional Office
27/F Oxford House
Taikoo Place
979 King’s Road
Hong Kong
Tel: (852) 2918-3888
China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Tianjin, China 300050
Tel: (8622) 2339-1188
Website: sunlife-everbright.com
Beijing Representative Office
Sun Life Financial
Suite 1207
China Resources Building
No. 8, Jianguomenbei Street
Dongcheng District
Beijing, China 100005
Tel: (8610) 8519-2510
Hong Kong
Sun Life Hong Kong Limited
20/F, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Call centre: (852) 2103-8928
Website: sunlife.com.hk
India
Birla Sun Life Insurance Company Limited
One India Bulls Centre, Tower 1, 16th Floor
Jupiter Mill Compound
841, Senapati Bapat Marg, Elphinstone Road
Mumbai, India 400 013
Tel: 1-800-270-7000 / 91-22-4356-9000
Website: birlasunlife.com
Birla Sun Life Asset Management
Company Limited
One India Bulls Centre, Tower 1, 17th Floor
Jupiter Mill Compound
841, Senapati Bapat Marg, Elphinstone Road
Mumbai, India 400 013
Tel: 91-22-4356-8000
Website: birlasunlife.com
Indonesia
World Trade Centre, 8th & 9th Floors
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Call centre: 0800 140 1262 / (021) 5289 0088
Website: sunlife.co.id
Philippines
The Enterprise Center
Tower 2, 12/F
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 0724
Call Centre: (632) 849-9888
Website: sunlife.com.ph
SUN LIFE FINANCIAL REINSURANCE
Head office
225 King Street West, 3rd Floor
Toronto, Ontario
Canada M5V 3C5
Tel: 416-408-8338
Website: sunlife.com
MFS INVESTMENT MANAGEMENT
Head office
500 Boylston Street
Boston, Massachusetts
USA 02116
Tel: 617-954-5000
Toll Free: 1-800-343-2829
Website: mfs.com
MCLEAN BUDDEN
Head office
145 King Street West, Suite 2525
Toronto, Ontario
Canada M5H 1J8
Tel: 416-862-9800
Website: mcleanbudden.com

MAJOR OFFICES	Sun Life Financial Inc. Annual Report 2009	151

  CORPORATE AND SHAREHOLDER INFORMATION

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.
CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: sunlife.com
INVESTOR RELATIONS
For financial analysts, portfolio managers and institutional investors requiring information, please contact:
Investor Relations
Fax: 416-979-4080
E-mail: investor.relations@sunlife.com
Please note that financial information can also
be obtained from sunlife.com.
TRANSFER AGENT
For information about your shareholdings,
dividends, change in share registration
or address, estate transfers, lost certificates,
or to advise of duplicate mailings, please
contact the Transfer Agent in the country
where you reside. If you do not live in any
of the countries listed, please contact the
Canadian Transfer Agent.
Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
       1 888 290-0048 (French)
Outside of North America:
Tel: 416-348-9412
Fax: 416-643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account
details using CIBC Mellon Trust Company’s
Internet service, Answerline®. Register at
www.cibcmellon.com/answerlineregistration.
United States
BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310-1900
Tel: 1 800 648-8393
E-mail: shrrelations@bnymellon.com
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
E-mail: ssd@capitaregistrars.com
Philippines
The Hongkong and Shanghai Banking
Corporation Limited
HSBC Stock Transfer
7/F, HSBC Centre
3058 Fifth Avenue West
Bonifacio Global City
Taguig City, 1634, Philippines
From Metro Manila:
Tel: PLDT (632) 581-8111
       GLOBE (632) 976-8111
From the Provinces: 1 800 1 888-2422
Hong Kong
Computershare Hong Kong Investor
Services Limited
17M Floor, Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8555
E-mail: hkinfo@computershare.com.hk
SHAREHOLDER SERVICES
For shareholder account inquiries, please
contact the Transfer Agent in the country
where you reside, or Shareholder Services:
Fax: 416-598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com
DIVIDENDS
2010 Dividend dates
Common shares

Record dates	Payment dates

February 24, 2010	March 31, 2010
May 26, 2010*	June 30, 2010
August 25, 2010*	September 30, 2010
November 24, 2010*	December 31, 2010

*	Subject to approval by the Board of Directors
Direct deposit of dividends
Common shareholders residing in Canada or
the U.S. may have their dividend payments
deposited directly into their bank account.
The Request for Electronic Payment of
Dividends Form is available for downloading
from the Investor Centre on CIBC Mellon’s
website, www.cibcmellon.com, or you can
contact CIBC Mellon to have a form sent to you.
Canadian Dividend Reinvestment and Share Purchase Plan
Canadian-resident common shareholders can
enrol in the Dividend Reinvestment and Share
Purchase Plan. For details visit our website at
www.sunlife.com or contact the Plan Agent,
CIBC Mellon at inquiries@cibcmellon.com.
STOCK EXCHANGE LISTINGS
Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF.PR.A
Series 2 – SLF.PR.B
Series 3 – SLF.PR.C
Series 4 – SLF.PR.D
Series 5 – SLF.PR.E
Series 6R – SLF.PR.F
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges.
Ticker Symbol: SLF
As of February 5, 2010, there were 564,580,672 outstanding common shares, which are the only voting securities.
2010 ANNUAL MEETING
The Annual Meeting will be held on:
Date: Wednesday, May 19, 2010
Time: 10:00 a.m.
Place: Sun Life Financial Tower
150 King Street West (at University Avenue)
2nd Floor, Toronto, Canada

152	Sun Life Financial Inc. Annual Report 2009	CORPORATE AND SHAREHOLDER INFORMATION

As a provider of products and services that help customers achieve lifetime financial security, Sun Life Financial recognizes that environmental sustainability is critical to our overall well-being. The use of Forest Stewardship Council (FSC) and recycled paper for this Annual Report resulted in the following savings:

- 180 trees
- 78,879 gallons of waste water
- 5,710 lbs. solid waste
- 16,377 lbs. greenhouse gases
- 55 mil. BTU's total energy

This report is printed on FSC certified paper and contains 30% recycled fibre and is FSC certified. The fibre used in the manufacture of the paper stock comes from well-managed forests, controlled sources and recycled wood fibre.

FSC
Mixed Sources

The greenhouse gas emissions associated with the production, distribution and paper lifecycle of this report have been calculated and offset by Carbonzero.

carbonzero

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